Form 10-K, Exhibit 13
VARCO INTERNATIONAL INC
filed 1995-03-24
CIK 102993

                                                                      EXHIBIT 13

PRICE RANGE OF VARCO COMMON STOCK

The following table sets forth for the periods indicated the high and low sale prices per share of Common Stock reported by the New York Stock Exchange. There were 2,064 holders of record of the Common Stock as of the close of business on March 1, 1995.


                        High     Low                       High     Low
------------------------------------   --------------------------------
1994                                   1993
  First Quarter            7   5 1/4     First Quarter    6 5/8   4 1/8
  Second Quarter           7   5 1/8     Second Quarter   8 3/8   5 7/8
  Third Quarter        7 3/8   5 7/8     Third Quarter    8 1/2   5 7/8
  Fourth Quarter       7 3/8       6     Fourth Quarter   8 3/4   5 3/8

DIVIDEND POLICY

The payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock are restricted by the note agreement between Varco and its institutional lenders and Varco's revolving credit agreement with two financial institutions. Under the revolving credit agreement, which is generally the more restrictive, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of Varco's consolidated net income arising after January 1, 1992, computed on a cumulative basis. At December 31, 1994, the amount available for dividends and repurchases under the credit agreement was $4,895,000.

The Company has not paid a dividend on the Common Stock since 1982, and the Board of Directors presently has no plans to resume the payment of dividends.

COMMON STOCK

The Company's Common Stock is traded on the New York Stock Exchange under the symbol VRC.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

FIVE YEAR FINANCIAL AND OPERATING HIGHLIGHTS

(in thousands, except per share amounts and employees)


Years Ended December 31,                1994(1)    1993(1)     1992(1)        1991       1990(1)
----------------------------------------------    --------    --------    --------     ---------
Summary of Operations
Revenues                              $223,601    $193,480    $173,069    $216,622     $132,108
Gross Profit                            86,761      72,010      63,049      79,431       45,294
Research and Development                11,438       9,479       9,818      10,757        7,929
Selling, General and
  Administrative Expenses               53,458      48,078      44,210      47,616       24,976
Interest Expense                         4,766       5,010       3,918       4,509        3,716
Income Before Income Taxes              18,917      10,811         852      16,925        9,837
Income Taxes                             6,756       3,715         530       2,894        1,102
Income Before Cumulative
Effect of Change in Accounting
  for Income Taxes                      12,161       7,096         322      14,031        8,735
Net Income                              12,161       7,096       2,358      14,031        8,735
As a Percent of Revenues                   5.4%        3.7%        1.4%        6.5%         6.6%
Return on Average
  Shareholders' Equity                     7.7%        4.8%        1.6%       11.6%        12.5%
                                      ========    ========    ========    ========     ========
Per Share of Common Stock
Income Before Cumulative
  Effect of Change in Accounting
   for Income Taxes                        .36         .21         .01         .45          .33
Net Income                                 .36         .21         .07         .45          .33
Book Value                                4.91        4.58        4.37        4.28         3.22
                                      ========    ========    ========    ========     ========
Year-end Financial Position
Working Capital                        112,342     113,241     102,953      82,748       58,142
Current Ratio                              3.4         3.9         4.1         3.3          2.5
Property and Equipment -- Net           47,659      47,242      49,797      43,018       44,462
Total Assets                           257,641     248,021     232,301     204,066      185,781
Long-Term Debt                          39,349      49,164      51,326      25,567       51,846
Shareholders' Equity                   163,728     152,608     144,366     141,919       94,252
Percent of Long Term Debt
 to Total Capitalization                  19.4%       24.4%       26.2%       15.3%        35.5%
                                      ========    ========    ========    ========     ========
Other
Capital Expenditures                     8,588       4,029       4,577       7,850        4,010
Depreciation and Amortization           10,996      10,687      10,964       9,943        5,799
Number of Employees                      1,410       1,261       1,198       1,310        1,166
Average Shares Used in Computing
 Earnings Per Share                     33,522      33,400      32,996      31,161       26,539
                                      ========    ========    ========    ========     ========

(1) Includes the acquisitions of Martin-Decker Division as of May 22, 1990; TOTCO Product Line as of November 28, 1990, Shaffer as of July 17, 1992; Metrox as of August 17, 1993 and Rig Technology Limited as of November 30, 1994.

See notes to consolidated financial statements.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

The business of the Company depends primarily upon the level of worldwide drilling activity. The level of drilling activity can be influenced by numerous factors, including economic and political conditions, the prices of oil and gas, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.

      The price of oil has averaged approximately $20.59, $18.31 and $17.19 a barrel for 1992, 1993 and 1994, respectively. Oil prices dropped to less than $15 in December 1993 and remained low through the first quarter of 1994. The price of oil increased in the second quarter and has averaged approximately $18.10 for the second half of 1994.

      The price of natural gas has averaged approximately $1.65, $1.99 and $1.72 per thousand cubic feet for 1992, 1993 and 1994, respectively. The price of natural gas was strong at the beginning of 1994, averaging approximately $2.16 during the first quarter. This price began to decline in April and declined throughout the year, averaging approximately $1.46 in the fourth quarter of 1994. Although the drop in prices had little effect in 1994, it is a cause for concern in the coming months.

      Rig counts for each of the past three years are summarized in the following table:

                                                 1994    1993    1992
-----------------------------------------------------   -----   -----
Approximate Average Annual Rig Count:
  Worldwide average rig count                   1,766   1,711   1,674
  United States & Canada average rig count      1,033     938     817
  International average rig count                 733     773     857
  Number of offshore rigs under contract          525     523     490

      The higher North American rig count in 1994 as compared to 1993 is primarily due to increased Canadian gas drilling. The Canadian rig count averaged approximately 259 in 1994 versus 184 in the prior year, while the U.S. rig count was up modestly from 754 in 1993 to 774 in 1994. The increase in 1993 as compared to 1992 for North America was prompted by higher natural gas prices.

      International drilling activity has been flat to down for six consecutive years. The reduced international drilling activity is generally attributable to lower oil prices, down for four consecutive years, resulting in lower exploration and production spending on the part of major oil companies, both U.S. and foreign.

ACQUISITIONS

On November 30, 1994 the Company acquired all of the outstanding shares of Rig Technology Limited ("Thule Rigtech"), a company incorporated in Scotland, for a cost of approximately $9.0 million. Thule Rigtech provides equipment and systems used in the handling, mixing, transport and conditioning of drilling fluids and operates as the Company's Thule Rigtech Division.

      On August 17, 1993 the Company acquired all of the outstanding common stock of Metrox, Inc. for a cash consideration of approximately $4.0 million. Metrox designed and manufactured instrumentation used in the oil and gas industry, as well as in general commercial and industrial applications. Metrox has been combined with, and is reported within, the Company's Martin-Decker/TOTCO Instrumentation Division.

      On July 17, 1992 the Company acquired substantially all of the assets and assumed certain of the liabilities of the Shaffer Product Line ("Shaffer") of Baroid Corporation for a cash consideration of approximately $36.0 million. Shaffer designed, manufactured, and sold blowout prevention equipment and related control systems and

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES motion compensation systems used on drilling rigs in the oil and gas industry. The Shaffer operations now comprise the Company's Shaffer Division.

      For further information concerning these acquisitions see Note L of Notes to Consolidated Financial Statements.

FACILITY CLOSURE

During the third quarter of 1992 the Company announced its intention to close and list for sale the Houston, Texas manufacturing plant of its Varco BJ Oil Tools Division ("Houston BJ Facility"). Activities performed at this plant have been moved to other Company locations, principally the Houston facility acquired as part of the Shaffer acquisition. The Company took a charge to 1992 earnings of $4.9 million and additional charges of $340 thousand and $345 thousand in 1994 and 1993, respectively, for the estimated cost of the closure and to write-down the facility and excess equipment to estimated net realizable value.

RESULTS OF OPERATIONS

The Company operates principally in the oil and gas well drilling equipment segment of the oilfield service industry. Set forth below are the annual net orders and revenues for the Company's five divisions which serve this segment.


(in thousands)                                 1994       1993        1992
---------------------------------------------------   --------    --------
Net Orders
  Varco Drilling Systems                   $ 98,044   $ 52,000    $ 56,951
  Varco BJ Oil Tools                         41,201     38,279      48,654
  Martin-Decker/TOTCO Instrumentation        54,341     46,171      45,243
  Shaffer                                    46,708     46,623      20,596
  Thule Rigtech                               1,191
                                           --------   --------    --------
   Total                                   $241,485   $183,073    $171,444
                                           ========   ========    ========

Revenues
  Varco Drilling Systems                   $ 74,405   $ 58,703    $ 57,687
  Varco BJ Oil Tools                         41,309     40,157      53,219
  Martin-Decker/TOTCO Instrumentation        54,176     44,738      45,617
  Shaffer                                    50,900     48,169      15,940
  Thule Rigtech                                 653
                                           --------   --------    --------
   Total                                   $221,443   $191,767    $172,463
                                           ========   ========    ========

      In 1994 Drilling Systems' growth in new orders was primarily due to the receipt of orders for 53 Top Drive Drilling Systems ('TDS") as compared to 21 such orders in 1993. In addition, Drilling Systems' orders for automated pipe handling systems increased by $8.6 million with orders for both vertical racking systems (five "Star" Pipe Racking Systems ("Star Systems") orders received) and horizontal racking devices (four Pipe Transfer Systems orders received). In 1993 Drilling Systems' orders declined from 1992 as a result of a decline in new rig construction. TDS unit orders fell to 21 units in 1993 from 24 in 1992. In addition to the decline in TDS orders, orders for Pipe Handling Machines ("PHMs") and Star Systems were lower. Orders in 1992 included three PHMs and one Star System compared to only one Star System in 1993.

      The increase in revenues in 1994 for Drilling Systems is primarily due to the sales of Top Drive Drilling Systems, as 41 TDS units were shipped as compared to 22 units in 1993. Drilling Systems' revenue increased slightly in 1993 as compared to 1992 due to a $1.6 million increase in service revenue, primarily related to activities on TDS units previously shipped.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

      The increase in orders for Varco BJ Oil Tools during 1994 as compared to 1993 is primarily due to the receipt of $2.4 million in orders from Russia and Latin America during the first half of 1994 and to the increase in worldwide drilling activity. Orders and revenues for 1993 were negatively impacted by the decline in international drilling activity, as international shipments of Oil Tools products declined 22% from their 1992 levels. In 1993 U.S. orders and revenues were also lower as a result of transferring the choke product line from the Oil Tools Division to the Shaffer Division.

      The increase in both orders and revenues for Martin-Decker/TOTCO Instrumentation in 1994 is primarily due to new product revenues, to the full year impact of the Metrox acquisition and to the increase in drilling activity. The increase in revenues in 1994 as compared to the 1993 is comprised of: $5.7 million in international product sales, primarily from the TOTAL System; $2.0 million in additional revenues from Metrox products; and $2.5 million in higher rental revenue as a result of increased drilling activity in the U.S. and Canada, and increased rental revenue from the TOTAL system.

      Increased drilling in the U.S. and Canada in 1993 over 1992 also favorably impacted the Division's rental business, increasing revenues by approximately $3.8 million. However, this improvement plus the contribution of Metrox products subsequent to its acquisition totaling $1.4 million were entirely offset by a decline in international product sales.

      The increase in drilling activity in 1994 resulted in a small increase in Shaffer's spare parts, service and repair revenues. Acquired in July of 1992, 1993 represented Shaffer's first full year as a Varco Division. Included in Shaffer's 1993 orders and revenues is approximately $3.1 million of choke sales, a product previously sold by the Varco BJ Oil Tools Division.

      The Company's new orders for the fourth quarter of 1994 were $73.1 million as compared to an average of $56.1 million for the first three quarters of 1994. Most of this increase came from the Drilling Systems Division with fourth quarter orders of $35.4 million, compared to an average of $20.9 million for the first three quarters of 1994. During the fourth quarter, Drilling Systems received orders for 22 TDS units and two Star Systems. The Company does not believe that its fourth quarter order rate is indicative of a trend and does not expect the orders to continue at that rate into 1995.

      The Company's backlog of unshipped orders was $52.8 million at December 31, 1994 as compared to $32.3 million at December 31, 1993 and $40.4 million at December 31, 1992. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time. The Company believes that substantially all of the backlog at December 31, 1994 will be shipped by December 31, 1995.

      Other income increased in 1994 and 1993, as compared to 1992, due to investment earnings on higher average cash equivalents and short-term investments and to higher average interest rates.

      Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the Company were 39.2% for 1994, 37.6% for 1993 and 36.6% for 1992. The improvement in 1994 is due to increased utilization of the Company's manufacturing facilities. The Company estimates that based upon direct labor hours its manufacturing facilities were approximately 75% utilized in 1994 as compared to 60% during 1993 and 1992. The effect of this higher utilization has been to increase the percentage of manufacturing expenses allocated to inventory and decrease expenses charged directly to cost of sales, thereby contributing to an increase in gross margins.

      As compared to 1992, the 1993 gross margins were favorably impacted by:
(1) an improvement in Drilling Systems' margins (1.7%) primarily as a result of year-to-year

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES
cost reductions; (2) increased Instrumentation margins (0.7%) resulting from a higher proportion of rental revenue, which carries higher margins; and (3) cost reductions resulting from the closure of the Houston BJ Facility (1.0%). These increases were partially offset by: (1) the inclusion of Shaffer for the full year with margins which are lower than the average gross margin of the other Divisions (1.7%) and (2) a decline in the utilization of Varco BJ Oil Tools manufacturing facility located in The Netherlands which operated at approximately 90% utilization in 1992 as compared to approximately 50% in 1993 (0.7%).

      The Company believes that new product development is significant to the future growth of the Company. Research and development expenses as a percent of revenue were 5.1%, 4.9%, and 5.7% for the years 1994, 1993 and 1992, respectively. The Company expects to continue to incur research and development expenses at similar rates.

      Selling, general and administrative expenses were $53.5 million in 1994, $5.4 million higher than in 1993. This increase is primarily due to higher selling and marketing expenses associated with the higher revenue levels in 1994. Selling, general and administrative expenses were $3.9 million higher in 1993 than 1992. The 1993 increase is primarily due to the full year impact of the Shaffer Division and to the $1.7 million impact of adopting Statement of Financial Accounting Standards No. 106 Accounting for Postretirement Benefits Other Than Pensions. (see Note I of Notes to Consolidated Financial Statements.)

      At December 31, 1994 overall Company employment was 1,410 (including 179 temporary employees) as compared to 1,261 (including 200 temporary employees) at December 31, 1993. The employment increase is mostly due to an increase in manufacturing employees to meet the higher level of shipments.

      The increase in interest expense in 1994 and 1993 as compared to 1992 is due to higher average debt as a result of debt associated with the purchase of Shaffer in 1992.

      The Company's effective income tax rate was 35.7% in 1994 compared to 34.4% in 1993. The increase is due to the utilization of $1.7 million of tax credits in 1993 compared to only $1.3 million of tax credits in 1994. At December 31, 1994 the Company has no further tax credits to offset against future taxes.

      The provision for income tax expense increased to $3.7 million in 1993 from $530,000 (excluding the cumulative effect of a change in accounting for income taxes of $2.0 million) in 1992. In 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes ("Statement 109"). The cumulative effect of adopting Statement 109 was to increase 1992 net income by $2.0 million. The Company believes that in the future its effective tax rate will approximate the statutory tax rate and that future taxable income will be sufficient to recover net deferred assets. (See Note E of Notes to Consolidated Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1994 the Company had cash and cash equivalents and short-term investments of $38.6 million as compared to $53.3 million at December 31, 1993. This decrease is due to increases in accounts receivable and inventory, the acquisition of Rig Technology Limited and to capital equipment expenditures made during the year.

      In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES installments commencing on June 30, 1995. The Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at December 31, 1994, the prepayment penalty would have been approximately $1.7 million. The proceeds of this sale along with a portion of cash generated from operations were used to purchase Shaffer and for the redemption of the $20.0 million of 8 1/2% Convertible Subordinated Debentures Due 1996. The Company also redeemed the outstanding $2.00 Cumulative Convertible Preferred Stock, Series A.

      On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement") which currently provides for advances and letters of credit of up to $10,000,000 each, subject to reduction in certain events. Advances under the Credit Agreement bear interest at either a prime rate plus 1/2% or a rate based on the Eurodollar Market, and the Credit Agreement requires a commitment fee of .375% of the unused portion of the credit facility. There have been no advances made under the Credit Agreement, and there were $3.5 million in letters of credit outstanding at December 31, 1994.

      Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to an amendment to the Credit Agreement entered into in May 1994, the Company may repurchase at any time prior to December 31, 1995 not in excess of one million shares of its Common Stock for an aggregate cost not exceeding $6 million. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

      On May 26, 1994 the Company announced that its Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6 million. Subsequent to that date the Company has repurchased on the open market 267,200 shares of its Common Stock at an average price of approximately $6.28 per share.

      Working capital was $112.3 million at December 31, 1994 compared to $113.2 million at December 31, 1993. The Company's current ratio has decreased from 3.9 to 1.0 at December 31, 1993 to 3.4 to 1.0 at December 31, 1994 and long-term debt as a percentage of total capitalization has decreased to 19% at December 31, 1994 from 24% at December 31, 1993 as a result of the maturity of the first $10.0 million Senior Notes installment due June 30, 1995.

      Capital expenditures were $8.6 million in 1994 as compared to $4.0 million in 1993. The Company expects 1995 expenditures will be at a level comparable to the 1994 amount. The major capital expenditures in 1994 included $3.8 million of machinery and equipment in all divisions and $2.2 million of rental assets at Martin-Decker/TOTCO. The Company believes its December 31, 1994 cash and cash equivalents, short-term investments and its credit facility will be sufficient to meet its capital expenditures and operating cash needs in 1995.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

($ in thousands)


December 31,                                                     1994        1993
---------------------------------------------------------------------    --------
                                     ASSETS
Current Assets

Cash and cash equivalents                                    $  8,793    $ 22,560
Short-term investments -- Note B                               29,832      30,746
Receivables -- principally trade, less allowances for
 doubtful accounts of $1,580 (1994) and $1,743 (1993)          52,250      40,239
Inventories -- Note C                                          60,299      51,452
Deferred tax assets -- Note E                                   5,068       5,238
Prepaid expenses                                                2,535       2,320
                                                             --------    --------
    Total Current Assets                                      158,777     152,555
Property, plant and equipment -- at cost,
 less accumulated depreciation -- Note D                       47,659      47,241
Assets held for sale -- Note L                                  2,148       2,523
Cost in excess of net assets acquired, less accumulated
 amortization of $4,210 (1994) and $3,466 (1993)               37,529      31,180
Other assets -- Note C                                         11,528      14,522
                                                             --------    --------
    Total Assets                                             $257,641    $248,021
                                                             ========    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

Accounts payable -- principally trade                        $ 15,345    $ 13,818
Accrued payroll and related cost                                7,258       7,036
Accrued warranty                                                2,563       4,000
Taxes payable                                                   1,152       3,505
Customer deposits                                                 743       2,975
Other accrued liabilities                                       9,374       7,980
Current portion of long-term debt -- Note F                    10,000
                                                             --------    --------
   Total Current Liabilities                                   46,435      39,314
Long-term debt, less current portion -- Note F                 39,349      49,164
Deferred taxes -- Note E                                        1,304       1,992
Postretirement obligations -- Note I                            6,825       4,943
                                                             --------    --------
   Total Liabilities                                           93,913      95,413
Shareholders' Equity -- Note G
Preferred Stock: 10,000,000 shares authorized, none
 issued and outstanding Common Stock: 80,000,000
 shares authorized, 33,335,553 (1994) and
 33,304,023 (1993) issued and outstanding, stated value        23,704      23,672
Additional paid-in capital                                    102,193     102,630
Retained earnings                                              37,831      26,306
                                                             --------    --------
   Total Shareholders' Equity                                 163,728     152,608
Commitments and Contingencies -- Note H
                                                             --------    --------
   Total Liabilities and Shareholders' Equity                $257,641    $248,021
                                                             ========    ========

See notes to consolidated financial statements.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

Year Ended December 31,                                                             1994        1993         1992
----------------------------------------------------------------------------------------    --------     --------
Revenues:
Net sales                                                                       $197,956    $171,812     $156,518
Rental income                                                                     23,487      19,955       15,945
Other income                                                                       2,158       1,713          606
                                                                                --------    --------     --------
                                                                                 223,601     193,480      173,069
Costs and Expenses:
Cost of sales                                                                    127,752     114,000      104,033
Cost of rental income                                                              6,930       5,757        5,381
Selling, general and administrative expenses                                      53,458      48,078       44,210
Research and development costs                                                    11,438       9,479        9,818
Interest expense                                                                   4,766       5,010        3,918
Provision for production facility closure -- Note L                                  340         345        4,857
                                                                                --------    --------     --------
                                                                                 204,684     182,669      172,217
                                                                                --------    --------     --------
Income before income taxes and cumulative effect
 of change in accounting for  income taxes                                        18,917      10,811          852
Income taxes -- Note E                                                             6,756       3,715          530
Income before cumulative effect of change in
 accounting for income taxes                                                      12,161       7,096          322
Cumulative effect of change in accounting
 for income taxes                                                                                           2,036
                                                                                --------    --------     --------
Net income                                                                      $ 12,161    $  7,096     $  2,358
                                                                                ========    ========     ========
Income per common share before cumulative effect of
 change in accounting for income taxes                                          $    .36    $    .21     $    .01
Cumulative effect of change in accounting
 for income taxes                                                                                             .06
                                                                                --------    --------     --------
Net income per common share                                                     $    .36    $    .21     $    .07
                                                                                ========    ========     ========

See notes to consolidated financial statements.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

                                              Preferred Stock               Common Stock
                                       Issued and Outstanding     Issued and Outstanding  Additional
Years Ended December 31,               ----------------------     ----------------------     Paid-in          Retained
1994, 1993, and 1992                        Shares     Amount      Shares         Amount     Capital          Earnings        Total
--------------------------------------------------     ------     -------       --------    --------          --------     --------
Balances at December 31, 1991                   23      $ 469      32,929       $ 23,297    $101,266          $ 16,887     $141,919
Net income                                                                                                       2,358        2,358
Preferred Stock conversions                     (1)       (18)          2              2          16
Preferred Stock redeemed                       (22)      (451)                                    (5)                          (456)

Common Stock issuances                                                122            122         458                            580
Dividend payments                                                                                                  (35)         (35)

                                             -----      -----      ------       --------    --------          --------     --------

Balances at December 31, 1992                    0          0      33,053         23,421     101,735            19,210      144,366
Net income                                                                                                       7,096        7,096
Common Stock issuances                                                251            251         895                          1,146
                                             -----      -----      ------       --------    --------          --------     --------
Balances at December 31, 1993                    0          0      33,304         23,672     102,630            26,306      152,608
Net income                                                                                                      12,161       12,161
Common Stock repurchased                                             (264)          (264)     (1,395)                        (1,659)

Common Stock issuances                                                296            296         958                          1,254
Unrealized losses on
 investments                                                                                                      (462)        (462)

Foreign currency
 translation adjustment                                                                                           (174)        (174)

                                             -----      -----      ------       --------    --------          --------     --------
Balances at December 31, 1994                    0      $   0      33,336       $ 23,704    $102,193          $ 37,831     $163,728
                                             =====      =====      ======       ========    ========          ========     ========

See notes to consolidated financial statements.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)


Year Ended December 31,                                                                         1994              1993         1992
----------------------------------------------------------------------------------------------------          --------     --------

Operating Activities
Net income                                                                                  $ 12,161          $  7,096     $  2,358
Items included in net income not requiring
 (providing) cash:
  Depreciation                                                                                 8,250             8,137        8,952
  Write down of production facility to net realizable value                                      340               345        3,837
  Cumulative effect of change in accounting for income taxes                                                                 (2,036)

  Amortization                                                                                 2,746             2,550        2,012
  Deferred income taxes                                                                         (517)             (519)        (258)

  (Gain) loss on sale of equipment                                                               (44)               (1)          76
  Stock bonus                                                                                    261                            138
  Post retirement obligations                                                                  2,178             2,618
Changes in operating assets and liabilities,
 net of effects of acquisition:
  Receivables                                                                                (10,491)            2,203       17,521
  Inventories                                                                                 (7,761)            8,251       17,512
  Accounts payable                                                                               982             2,086       (4,586)

  Accrued liabilities                                                                         (3,030)            1,637       (6,486)

  Customer deposits                                                                           (2,232)            2,975
  Other                                                                                          792              (822)      (1,040)

                                                                                            --------          --------     --------
   Net Cash from Operating Activities                                                          3,635            36,556       38,000

Investing Activities
  Equipment purchases                                                                         (8,588)           (4,029)      (4,577)

  Proceeds from equipment sales                                                                  178               658          603
  Acquisitions                                                                                (8,954)           (5,553)     (37,216)

  Purchases of short-term investments                                                        (87,548)          (81,470)
  Proceeds from sale of short-term investments                                                 5,221             6,900
  Proceeds from maturities of short-term investments                                          83,241            43,824
  Unrealized losses on investments                                                              (462)
                                                                                            --------          --------     --------
   Net Cash Used in Investing Activitites                                                    (16,912)          (39,670)     (41,190)


Financing Activities
  Increases in long-term debt and line of credit                                                                             56,000
  Payments on long-term debt and line of credit                                                                 (2,055)     (29,739)

  Deferred issue costs                                                                                            (189)        (907)

  Redemption of Preferred Stock                                                                                                (456)

  Proceeds from issuance of Common Stock                                                       1,169               997          442
  Common Stock repurchased                                                                    (1,659)
  Dividends paid                                                                                                                (35)

                                                                                            --------          --------     --------
   Net Cash from (used in) Financing Activities                                                 (490)           (1,247)      25,305
                                                                                            --------          --------     --------
Net increase (decrease) in cash and cash equivalents                                         (13,767)           (4,361)      22,115
Cash and cash equivalents at beginning of year                                                22,560            26,921        4,806
                                                                                            --------          --------     --------
Cash and cash equivalents at end of year                                                    $  8,793          $ 22,560     $ 26,921
                                                                                            ========          ========     ========

See notes to consolidated financial statements.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[A] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business _ Varco International, Inc. and its subsidiaries (hereinafter, the "Company") are engaged in the design, manufacture, sale and rental of tools, equipment and instrumentation used primarily in the oil and gas well drilling equipment segment of the oil field service industry. The Company operates through five divisions: Varco Drilling Systems, whose products include integrated systems for rotating and handling pipe on a drilling rig; Varco BJ Oil Tools, whose products include pipe handling tools, hoisting equipment and rotary equipment; Martin-Decker/TOTCO Instrumentation, whose instrumentation products are used in the management of drilling operations; Shaffer, whose products include pressure control and motion compensation equipment and flow devices; and Thule Rigtech whose products are used in the handling, mixing, transport and conditioning of drilling fluids.

Principles of Consolidation _ The consolidated financial statements include the accounts of Varco International, Inc. and its wholly-owned subsidiaries. All material intercompany items and transactions have been eliminated in consolidation.

Cash and Cash Equivalents _ The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Short-term Investments _ In May 1993 the Financial Accounting Standards
Board issued Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115"). The Company adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. There was no cumulative effect of adopting Statement 115.

        Under Statement 115, management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses, net of tax, on securities classified as available-for-sale are carried as a separate component of shareholders' equity.

        Presently, the Company classifies its short-term investments as available-for-sale securities and carries them at their fair value. Short-term investments consist of government and debt securities with interest rates ranging from 3% to 9%.

Concentrations of Credit Risk _ The Company places its short-term investments in high credit quality financial institutions and investment grade short-term investments and limits the amount of credit exposure to any one entity. Substantially all of the Company's accounts receivable are due from customers in the oil and gas industry, both in the United States and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. In certain circumstances, the Company requires letters of credit to further ensure credit worthiness.

Inventories _ Inventories are stated at the lower of cost or market. The Company determines the cost of inventories using the last-in, first-out ("LIFO") method.

Depreciation _ Depreciation is provided using the straight-line method over estimated useful lives ranging from 3 to 25 years.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

Assets Held for Sale _ Excess equipment and a production facility held for sale are stated at their estimated net realizable value.

Intangible assets _ The excess of cost over net assets of businesses acquired ("goodwill") is being amortized on a straight-line basis over periods ranging from 10 to 40 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows. Included in Other Assets are other intangible assets totaling $5,597,000 net of accumulated amortization of $3,448,000 at December 31, 1994, which are being amortized on a straight-line basis over estimated useful lives ranging from 5 to 17 years.

Income Taxes _ Effective January 1, 1992 the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). As permitted by Statement 109, prior years' financial statements have not been restated to reflect the change in accounting method. The cumulative effect of adopting Statement 109 was to increase 1992 net income by $2,036,000, or $.06 per share.

        Under Statement 109, the liability method is used to account for income
taxes.   Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Foreign Currency _ The Company has determined that the United States dollar is the functional currency of all its foreign subsidiaries except for Rig Technology Limited whose functional currency is the British pound sterling. Accordingly, the financial statements of most foreign operations are remeasured in terms of the United States dollar and exchange gains and losses are recognized in operations. Exchange losses were $68,000, $264,000, and $948,000 in 1994, 1993 and 1992, respectively. Financial statements of Rig Technology Limited are translated at current rates of exchange, with gains or losses resulting from translation included in shareholders' equity.

Per Share Data _ Per share amounts are computed by dividing income attributable to common shareholders by the weighted average number of common shares and dilutive common share equivalents which were 33,522,209, 33,399,956, and 32,996,050 in 1994, 1993 and 1992, respectively.

Reclassification _ Certain amounts in the 1993 financial statements have been reclassified to conform with current year classification.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

[B] SHORT-TERM INVESTMENTS

Available-for-sale securities at December 31, 1994 are as follows:

                                                                  Gross                  Gross
                                                             Unrealized             Unrealized              Estimated
(in thousands)                                Cost                Gains                 Losses              FairValue
--------------------------------------------------           ----------             ----------              ---------
U.S. Treasury  notes and obligations
  of U.S. government agencies              $14,451           $        9             $      290              $  14,170
Obligations of states and political
  subdivisions                              10,812                                         102                 10,710
Corporate debt securities                    5,031                                          79                  4,952
                                           -------           ----------             ----------              ---------
                                           $30,294           $        9             $      471              $  29,832
                                           =======           ==========             ==========              =========

The gross realized gains on sales of available-for-sale securities totaled $7,000 and the gross realized losses totaled $153,000 in 1994.

The amortized cost and estimated fair value of available-for-sale securities at December 31, 1994, by contractual maturity, are as follows:

                                                             Estimated
(in thousands)                                     Cost      Fair Value
-------------------------------------------------------      ----------
Due in one year or less                         $16,727         $16,605
Due after one year                               13,567          13,227
                                                -------         -------
                                                $30,294         $29,832
                                                =======         =======

[C] INVENTORIES

Inventories classified as current assets consist of the following:


December 31, (in thousands)                        1994            1993
-------------------------------------------------------         -------
Raw  materials                                  $ 6,164         $ 5,615
Work in process                                  13,677          11,806
Finished goods                                   40,458          34,031
                                                -------         -------
                                                $60,299         $51,452
                                                =======         =======

The excess of approximate current cost over LIFO cost was $14,421,000 and $12,892,000 at December 31, 1994 and 1993, respectively. In 1994, 1993 and
1992 LIFO layers of preceding years were reduced which decreased cost of goods sold by $246,000, $590,000 and $718,000, respectively. A portion of the Company's inventory is not expected to be sold or used within one year and, accordingly has been reclassified as other assets. The amount of inventory estimated to exceed one year's usage was $3,500,000 and $4,500,000 at December 31, 1994 and 1993, respectively.

[D] PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:


December 31, (in thousands)                        1994            1993
-------------------------------------------------------         -------
Land                                            $ 1,929         $ 1,929
Building and improvements                        19,242          19,128
Machinery and equipment                          52,679          50,607
Rental equipment                                 15,615          13,548
Furniture and fixtures                            9,814           7,415
Autos and trucks                                    713             382
                                                -------         -------
                                                 99,992          93,009
Less accumulated depreciation and amortization   52,333          45,768
                                                -------         -------
                                                $47,659         $47,241
                                                =======         =======

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

[E] INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets are as follows:


December 31, (in thousands)                              1994            1993
-------------------------------------------------------------         -------
Deferred tax liabilities:
  Tax over book depreciation                          $ 3,910         $ 3,423

Deferred tax assets:
  Intercompany profit elimination                       3,530           2,522
  Tax credit carryforwards                                                990
  Allowance for excess inventory                        1,778           1,856
  Allowance for loss on sale of assets                  1,663           1,431
  Postretirement benefit obligation                     1,698           1,264
  Accruals                                                845             571
  Other                                                   414             289
                                                      -------         -------
Total deferred tax assets                               9,928           8,923
Valuation allowance for deferred tax assets            (2,254)         (2,254)
                                                      -------         -------
Net deferred tax assets                                 7,674           6,669
                                                      -------         -------
Net deferred taxes                                    $ 3,764         $ 3,246
                                                      =======         =======
Current deferred tax assets                           $ 5,068         $ 5,238
Noncurrent deferred tax liabilities,
  net of noncurrent deferred tax assets                (1,304)         (1,992)
                                                      -------         -------
Net deferred taxes                                    $ 3,764         $ 3,246
                                                      =======         =======

United States and foreign income (loss) before income taxes and the components of income tax expense are as follows:


(in thousands)                             1994            1993            1992
-----------------------------------------------         -------         -------
Income (loss) before income taxes:
  U.S.                                  $17,376         $12,104         $ 1,125
  Foreign                                 1,541          (1,293)           (273)
                                        -------         -------         -------
                                        $18,917         $10,811         $   852
                                        =======         =======         =======

Income tax expense (benefit):


(in thousands)                               1994           1993           1992
-------------------------------------------------        -------        -------
Current:
U.S.                                      $ 7,042        $ 4,894        $   727
Foreign                                       660            441           (116)
State                                         559            429            177
Utilization of  credits                    (1,258)        (1,680)
Tax benefits credited to paid-in capital      270            149
                                          -------        -------        -------
                                            7,273          4,233            788
Deferred:
U.S.                                         (517)          (518)          (258)
                                          -------        -------        -------
                                          $ 6,756        $ 3,715        $   530
                                          =======        =======        =======

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

Differences between the Company's income tax expense and an amount calculated utilizing the federal statutory rate are as follows:


(in thousands)                                                1994      1993      1992
------------------------------------------------------------------   -------   -------
At federal statutory  rate                                 $ 6,621   $ 3,684   $   290
Increases (reductions) in taxes:
  FSC benefit                                                 (767)     (536)     (240)
  Financial statement benefit from credit carryovers                  (1,278)
  Tax impact of non-deductible expenses                        605       421       354
  Alternative minimum tax                                                           32
  State taxes, net of federal benefit                          363       283       117
  Tax rate differential on foreign earnings
    and losses recorded without tax benefit                    120       881       (23)
  Other                                                       (186)      260
                                                           -------   -------   -------
Total tax provision                                        $ 6,756   $ 3,715   $   530
                                                           =======   =======   =======

Income taxes paid net of refunds received in 1994, 1993 and 1992 were $8,957,000, $2,318,000 and $600,000, respectively.

The Company is currently under examination by the Internal Revenue Service for the years ended December 31, 1992, 1991 and 1990. Management believes the resolution of this examination will not have a material adverse effect on the Company's financial position.

[F] LONG-TERM DEBT

Long-term debt consists of notes payable to institutional investors under an 8.95% Senior Note Agreement (the "Note Agreement.") Principal is due in five equal annual installments beginning June 30, 1995 and interest is payable semiannually. The Note Agreement contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property. The carrying amount of the Notes approximate their fair value.

        The Company has an unsecured revolving credit and term loan agreement with two Citicorp affiliates which provides for advances up to $10,000,000 and letters of credit up to $10,000,000, subject to reduction in certain events. Advances under the loan agreement bear interest at either a prime rate plus 1/2% or a rate based on the Eurodollar Market. The agreement requires a commitment fee of .375% of the unused portion of the credit facility, restricts additional borrowings if minimum asset levels are not met and contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property. The agreement terminates in May 1996. There were no borrowings under the agreement at December 31, 1994.

Required principal payments on long-term debt as of December 31, 1994, are as follows:


(in thousands)
--------------------------------------------------------------
1995                                                   $10,000
1996                                                    10,000
1997                                                    10,000
1998                                                    10,000
1999                                                    10,000
                                                       -------
                                                       $50,000
                                                       =======

Interest paid during 1994, 1993 and 1992 was $4,766,000, $4,757,000, and
$5,530,000, respectively.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

[G] SHAREHOLDERS' EQUITY

On October 1, 1992 the Company redeemed its outstanding $2.00 Cumulative Convertible Preferred Stock, Series A for a redemption price of $20.70 per share.

        The Company has an employee stock purchase plan under which 1,000,000 shares of Common Stock may be sold at a price equal to 85% of the lower of market price at the beginning or end of a six-month plan period. As of December 31, 1994, 910,857 shares have been sold under this plan.

        The Varco International, Inc. Stock Bonus Plan (the "Bonus Plan") authorizes the Compensation Committee of the Board of Directors to award additional compensation to selected key employees of the Company in the form of stock awards payable in shares of Common Stock of the Company to a maximum of 500,000 shares. Through December 31, 1994, 277,078 shares have been granted and issued to key employees under the Bonus Plan.

        The Varco International, Inc. 1990 Stock Option Plan permits and predecessor plans permitted, the grant of incentive and non-statutory options to key employees and officers. Options granted under the plans must be not less than the fair market value of the stock on the date of grant. Options are exercisable during such periods as determined by the compensation committee and expire not later than ten years from the date of the grant.

        The Varco International, Inc. 1994 Directors' Stock Option Plan provides for the annual grant of a 5,000 share stock option to each non-employee
director.   Options granted under this plan are at the fair market value of the stock on the date of grant. Options are exercisable for ten years from the data of grant unless sooner terminated.

Stock option activity during 1994, 1993 and 1992 was as follows:


Number of Shares                                             1994                  1993            1992
-----------------------------------------------------------------            ----------       ---------
Stock options outstanding, beginning of year            1,062,732               995,532         864,132
Activity during the year (prices per share):
  Granted:                                                255,750               218,050         176,300
    1994, $6.3125 to $6.69
    1993, $4.563
    1992, $6.25 to $6.31
  Exercised:                                              194,960               144,400           1,000
    1994, $3.0625 to $6.25
    1993, $3.0625 to $4.69
    1992, $3.375 to $4.69
  Canceled:                                                14,900                 6,450          43,900
    1994, $4.563 to $6.69
    1993, $3.0625 to $4.69
    1992, $3.0625 to $9.25
                                                        ---------             ---------       ---------
Stock options outstanding, end of year                  1,108,622             1,062,732         995,532
    1994, $3.25 to $9.25
    1993, $3.0625 to $9.25
    1992, $3.0625 to $9.25
                                                        ---------             ---------       ---------
Stock options exercisable                                 590,132               640,162         686,632
                                                        =========             =========       =========
Stock options available for future grant                  916,600               577,500         754,100
                                                        =========             =========       =========

At December 31, 1994, 2,031,000 shares of Common Stock were reserved for future issuance in connection with stock purchase, stock bonus and stock option plans.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

[H] COMMITMENTS AND CONTINGENCIES

The Company leases land and its executive offices in Orange, California under two operating leases, from certain officers, directors, and shareholders of the Company. The land lease expires in 2012, has an annual aggregate rental of $480,000 (subject to upward adjustment in 2002 based on appraisals) plus real estate taxes and other expenses. The Company has the option to purchase the leased land at a price equal to the greater of the original cost of the property to the lessors or the fair market value at the time of purchase. The office lease expires in 1998 and has an aggregate annual rental of $289,000 (subject to periodic upward adjustments based upon the consumer price index.) The Company has an option to extend this lease for 60 months based on the then fair market rent of the building.

        The Company leases most of its sales, service and distribution facilities under agreements ranging from one to eight years.

        Approximate minimum annual rental payments under noncancelable operating leases as of December 31, 1994 are as follows:


(in thousands)    Real Estate       Equipment           Total
-----------------------------       ---------         -------
1995                  $ 2,136          $1,728         $ 3,864
1996                    1,770           1,433           3,203
1997                      978             904           1,882
1998                      873             402           1,275
1999                      573             121             694
Thereafter              6,902              12           6,914
                      -------          ------         -------
                      $13,232          $4,600         $17,832
                      =======          ======         =======

Rent expense amounted to  $4,428,000, $4,045,000, and $3,795,000  for 1994,
1993, and 1992, respectively.

        The Company is obligated to make royalty payments to Baker Hughes, a shareholder of the Company, each year for which sales of certain products ("royalty products") exceed $40,000,000. Royalty payments are required until the earlier of such time as the discounted value (discount rate 12.5%) of all such payments equals $15,000,000 or September 29, 1996. The royalty rate ranges from 2% to 4 1/2% as the annual royalty product sales increase from $40,000,000 to in excess of $90,000,000. The Company's royalty payment obligations can be accelerated in certain circumstances, including a change in control of the Company. Royalty expense attributable to Baker Hughes amounted to $1,763,000, $33,000, and $1,002,000, in 1994, 1993, and 1992, respectively.

        At December 31, 1994 the Company was obligated under outstanding letters of credit in the face amount of approximately $3,505,000.

        The Company is sometimes named as a defendant in litigation relating to the products and services it provides. The Company insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will in every case fully indemnify the Company against liabilities arising out of pending and future legal proceedings relating to its ordinary business activities. The Company provides for costs related to these contingencies when a loss is probable. It is the opinion of management that it is remote that there will be an unfavorable resolution in excess of amounts previously provided.

        The Company has been designated as a potentially responsible party ("PRP") for two separate waste disposal sites. With respect to both of the sites, numerous other PRPs have similarly been designated. In one case the Company has a contribution agreement with other PRPs, and settlements and costs paid by the Company have not been significant. In the opinion of the Company's management it is remote that there will be additional material amounts in excess of amounts previously provided.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

[I] POSTRETIREMENT BENEFITS

The Company has a contributory profit sharing plan covering eligible U.S. employees and certain foreign employees with more than one year's service. Under the plan, the Company contributes from 2% to 20% of its net income (as defined) at the discretion of the Board of Directors. The total contribution may not exceed the maximum amount allowable for income tax purposes. Contributions to the Plan amounted to $1,200,000, $850,000, and $250,000, for 1994, 1993 and 1992, respectively. In 1993, the Company amended its Profit Sharing Plan to designate a portion of profit sharing contributions for retiree healthcare and life insurance benefits for certain eligible employees retiring after December 31, 1993.

        The Company also has a supplemental defined benefits plan providing retirement and death benefits for a number of key employees. The net pension liability was $1,382,000 and $1,389,000 at December 31, 1994 and 1993,
respectively. Expense under the plan was $300,000 $248,000, and $223,000 in 1994, 1993, and 1992, respectively.

        For certain former employees who retired prior to December 31, 1993, healthcare and life insurance benefits are provided through insurance companies. In 1993 the Company adopted FASB Statement No. 106, Accounting for Postretirement Benefits Other Than Pensions. Postretirement benefit cost of $534,000 for 1992, which was recorded on a cash basis, was not restated.

        The following table presents the funded status of the defined benefit health care and life insurance plan, reconciled with amounts recognized in the Company's balance sheet:


December 31, (in thousands)                             1994            1993
------------------------------------------------------------        --------
Accumulated postretirement benefit obilgation       $(13,124)       $(16,450)
Unrecognized net gain                                 (5,376)         (1,639)
Unrecognized transition obligation                    13,721          14,484
                                                    --------        --------
                                                    $ (4,779)       $ (3,605)
                                                    ========        ========
Net periodic postretirement benefit cost
  includes the following components:
    Service cost                                    $               $     81
    Interest cost                                      1,115           1,423
    Amortization of transition obligation                763             763
                                                    --------        --------
                                                    $  1,878        $  2,267
                                                    ========        ========

The weighted-average annual rate of increase in the per capita cost of covered benefits is 11% for 1994 and is assumed to decrease gradually to 6% for 2010 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $1,305,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $106,000.

        The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8% and 7% at December 31, 1994 and 1993, respectively.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

[J] SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


(in thousands, except per share data)   1st Quarter     2nd Quarter     3rd Quarter     4th Quarter
---------------------------------------------------     -----------     -----------     -----------
1994
Revenues                                    $51,314         $57,519         $54,248         $60,520
Gross profit                                 20,266          21,440          21,802          23,253
Income before income taxes                    3,650           4,616           4,864           5,787
Provision for income taxes                    1,292           1,712           1,856           1,896
Net income                                    2,358           2,904           3,008           3,891
Net income per share of common stock            .07             .09             .09             .11

1993
Revenues                                    $45,813         $48,658         $43,692         $55,317
Gross profit                                 17,361          17,193          16,380          21,076
Income before income taxes                    2,098           2,304           1,679           4,730
Provision for income taxes                      749             884             645           1,437
Net income                                    1,349           1,420           1,034           3,293
Net income per share of common stock            .04             .04             .03             .10

[K] GEOGRAPHIC  INFORMATION

Information about the Company's worldwide operations for 1994, 1993 and 1992 follows:

                                                                          Adjustments &
(in thousands)                   United States      Europe       Asia      Eliminations     Consolidated
----------------------------------------------     -------    -------     -------------     ------------
1994
Sales and rentals to
  unaffiliated customers              $159,812     $39,189    $22,442                           $221,443
Intercompany sales                      34,257      15,484      1,085           (50,826)
Total sales and rentals                194,069      54,673     23,527           (50,826)         221,443
Operating profit                        12,521       4,037      2,359                             18,917
Identifiable assets                    191,273      49,924     16,444                            257,641

1993
Sales and rentals to
  unaffiliated customers              $140,046     $35,890    $15,831                           $191,767
Intercompany sales                      29,756      10,819        453           (41,028)
Total sales and rentals                169,802      46,709     16,284           (41,028)         191,767
Operating profit                         5,418       4,176      1,217                             10,811
Identifiable assets                    195,185      40,750     12,086                            248,021

1992
Sales and rentals to
  unaffiliated customers              $124,594     $37,548    $10,321                           $172,463
Intercompany sales                      22,383      13,623        401           (36,407)
Total sales and rentals                146,977      51,171     10,722           (36,407)         172,463
Operating profit (loss)                (10,731)      5,829      5,754                                852
Identifiable assets                    178,925      42,283     11,093                            232,301

Intercompany sales are transferred at prices that approximate those charged to third party distributors.

        International sales from all of the Company's operating locations are principally to the following geographic areas:


(in thousands)                    1994            1993            1992
--------------------------------------        --------        --------
Europe                        $ 49,783        $ 50,735        $ 48,987
Asia and Australia              38,761          33,774          25,105
Africa and Middle East          18,544          13,402          26,370
South America                   25,515          15,663          15,976
Canada                           7,401          14,861           2,830
Mexico                           3,438           1,748           3,164
Former Soviet Union              6,376           6,320           2,209
Miscellaneous                      276             240             542
                              --------        --------        --------
                              $150,094        $136,743        $125,183
                              ========        ========        ========

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

No individual customer accounted for more than 10% of total sales in 1994, 1993 or 1992.

[L] ACQUISITIONS

On November 30, 1994 the Company acquired all of the outstanding shares of Rig Technology Limited ("Thule Rigtech"), a company incorporated in Scotland, for approximately $8,954,000 consisting of cash, the assumption of debt and the payment of certain expenses. Thule Rigtech provides equipment and systems used in the handling, mixing, transport and conditioning of drilling fluids.

        On August 17, 1993 the Company acquired all of the outstanding common stock of Metrox, Inc. for a cash consideration of approximately $4,000,000. Metrox designed and manufactured instrumentation used in the oil and gas industry, as well as in general commercial and industrial applications. Metrox has been combined with, and is reported within, the Company's Martin-Decker/TOTCO Instrumentation Division.

        On July 17, 1992 the Company acquired substantially all of the assets and assumed certain of the liabilities of the Shaffer Product Line ("Shaffer") of Baroid Corporation pursuant to an Asset Purchase Agreement dated as of April 10, 1992. Shaffer designed, manufactured, and sold pressure control equipment, control systems and motion compensation systems used on drilling rigs. Total cost, including direct acquisition costs, was approximately $36,829,000.

        As a result of the Shaffer acquisition, which included a manufacturing facility in Houston, Texas, the Company determined that its manufacturing capacity exceeded its needs. Accordingly, in the third quarter of 1992, the Company decided to sell a Varco BJ Oil Tools manufacturing facility located in Houston and to combine the operations into the Shaffer facility. As a result of this decision, in 1992 a charge of $4,857,000 was recorded to reduce the carrying value of the facility and excess equipment to net realizable value and accrue estimated relocation and severance expenses. In 1994 and 1993 additional charges of $340,000 and $345,000, respectively, were incurred to further lower the carrying value of the facility.

        The acquisitions were accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the dates of acquisition and operating results are included in the consolidated statements of income from the respective dates of acquisition.

        Supplemental unaudited information is not presented for Rig Technology Limited or Metrox because it would not have a material impact on previously reported results.

VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS
Shareholders and Board of Directors
Varco International, Inc.

       We have audited the consolidated balance sheets of Varco International, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varco International, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

         As discussed in note A to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1992 to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


ERNST & YOUNG LLP

Orange County, California
February 17, 1995