Form 10-K, Exhibit 13
period 1995-12-31
VARCO INTERNATIONAL INC
filed 1996-03-29
CIK 102993

                                                                 EXHIBIT 13

STOCK INFORMATION

                       PRICE RANGE OF VARCO COMMON STOCK

The following table sets forth for the periods indicated the high and low sale prices per share of Common Stock reported by the New York Stock Exchange. There were 1,755 holders of record of the Common Stock as of the close of business on March 1, 1996.

                           High      Low                      High      Low
     -----------------------------------   --------------------------------
     1995                                  1994
     FIRST QUARTER        7 3/4        6   FIRST QUARTER         7    5 1/4
     SECOND QUARTER       9 1/2    7 5/8   SECOND QUARTER        7    5 1/8
     THIRD QUARTER       11 7/8    8 1/8   THIRD QUARTER     7 3/8    5 7/8
     FOURTH QUARTER      12 7/8    8 3/8   FOURTH QUARTER    7 3/8        6

                                DIVIDEND POLICY

The payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock are restricted by the note agreement between Varco and its institutional lenders and Varco's revolving credit agreement with two financial institutions. Under the revolving credit agreement, which is generally the more restrictive, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of Varco's consolidated net income arising after January 1, 1992, computed on a cumulative basis. At December 31, 1995, the amount available for dividends and repurchases under the credit agreement was $8,505,000. In addition, pursuant to a December 31, 1995 amendment to the Credit Agreement, the Company may repurchase at any time prior to December 31, 1996 shares of its Common Stock for an aggregate cost not exceeding $50.0 million including shares purchased pursuant to the Tender Offer. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

  The Company has not paid a dividend on the Common Stock since 1982, and the Board of Directors presently has no plans to resume the payment of dividends.

                                 ANNUAL MEETING

The Varco International, Inc. 1996 Annual Meeting will be held May 16, 1996 at the Doubletree Hotel, 100 The City Drive, Orange, California. All shareholders are cordially invited to attend.

                           ANNUAL REPORT ON FORM 10-K

The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission, is available by writing to Donald L. Stichler, Controller-Treasurer, Varco International, Inc., 743 North Eckhoff Street, Orange, California 92668.

                                  COMMON STOCK

The Company's Common Stock is traded on the New York Stock Exchange under the symbol VRC.

                           TRANSFER AGENT & REGISTRAR

Harris Trust Company of California
Los Angeles, California


42   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

FIVE-YEAR FINANCIAL AND OPERATING HIGHLIGHTS
(in thousands, except per share amounts and employees)

Years Ended December 31,                        1995          1994/(1)/    1993/(1)/     1992/(1)/      1991
-----------------------------------------------------   ----------    ----------    ---------       --------

Summary of Operations
Revenues                                    $273,731    $  223,601    $  193,480    $  173,069       $216,622
Gross Profit                                  99,214        86,761        72,010        63,049         79,431
Research and Development                      13,156        11,438         9,479         9,818         10,757
Selling, General and
 Administrative Expenses                      61,014        53,798        48,423        49,067         47,616
Interest Expense                               4,516         4,766         5,010         3,918          4,509
Income Before Income Taxes                    21,908        18,917        10,811           852         16,925
Income Taxes                                   7,469         6,756         3,715           530          2,894
Income Before Cumulative
 Effect of Change in Accounting
 for Income Taxes/(2)/                        14,439        12,161         7,096           322         14,031
Net Income                                    14,439        12,161         7,096         2,358         14,031
As a Percent of Revenues                         5.3%          5.4%          3.7%          1.4%           6.5%
Return on Average Shareholders' Equity           9.2%          7.7%          4.8%          1.6%          11.6%

Per share of common stock
Income Before Cumulative
 Effect of Change in Accounting
 for Income Taxes/(2)/                           .46           .36           .21           .01            .45
Net Income                                       .46           .36           .21           .07            .45
Book Value                                      5.01          4.91          4.58          4.37           4.28
                                            ========      ========      ========      ========       ========

Year-end financial position
Working Capital                               89,187       112,342       113,241       102,953         82,748
Current Ratio                                    2.5           3.4           3.9           4.1            3.3
Property and Equipment -- Net                 50,622        47,659        47,241        49,797         43,018
Total Assets                                 246,571       257,641       248,021       232,301        204,066
Long-Term Debt                                29,539        39,349        49,164        51,326         25,567
Shareholders' Equity                         151,179       163,728       152,608       144,366        141,919
Long-Term Debt as Percent of
 Total Capitalization                           16.3%         19.4%         24.4%         26.2%          15.3%
                                            ========      ========      ========      ========       ========

Other
Capital Expenditures                          13,256         8,588         4,029         4,577          7,850
Depreciation and Amortization                 12,347        10,996        10,687        10,964          9,943
Number of Employees                            1,636         1,410         1,261         1,198          1,310
Average Shares used in Computing
 Earnings Per Share                           31,729        33,522        33,400        32,996         31,161
                                            ========      ========      ========      ========       ========

(1) Includes the acquisitions of Shaffer as of July 17, 1992; Metrox as of August 17, 1993 and Rig Technology Limited as of November 30, 1994.

(2) 1992 Cumulative effect of adopting Statement of Financial Accounting Standards No. 109.

See notes to consolidated financial statements.

20   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

                                  BACKGROUND

The business of the Company depends primarily upon the level of worldwide drilling activity, particularly offshore drilling activity. The level of drilling activity can be influenced by numerous factors, including economic and political conditions, the prices of oil and gas, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.

  The price of oil has averaged approximately $18.30, $17.20 and $18.40 a barrel for 1993, 1994 and 1995, respectively. Oil prices dropped to less than $15 in December 1993 and remained low through the first quarter of 1994. The price of oil increased in the second quarter of 1994 and has been relatively stable since, averaging approximately $18.40 for the balance of 1994 and 1995.

  The price of natural gas has averaged approximately $2.00, $1.70 and $1.45 per thousand cubic feet for 1993, 1994 and 1995, respectively. The price of natural gas was weak during the first three quarters of 1995, averaging approximately $1.40. During the fourth quarter of 1995 gas prices increased, averaging $1.80, the highest level since the first quarter of 1994.

  Rig counts, as reported by industry sources, for each of the past three years are summarized in the following table:

                                                       1995    1994    1993
    -------------------------------------------------------   -----   -----
    [S]                                               [C]     [C]     [C]
    Approximate Average Annual Rig Count:
    Worldwide average rig count                       1,712   1,766   1,711
      United States & Canada average rig count          953   1,033     938
      International average rig count                   759     733     773
    Approximate average number of
      offshore rigs under contract                      542     535     551

  Overall drilling activity, as reflected by the average number of rigs drilling worldwide, was little changed from 1994. The U.S. rig count fell approximately 7%, while international activity was up slightly more than 3%. Offshore drilling, however, was surprisingly strong, particularly in the second half of the year. The 1995 worldwide utilization of offshore rigs (rigs under contract as a percent of available rigs) reached its highest level since 1982 (utilization rates were 84.3%, 80.9% and 83.1% for the years 1995, 1994 and 1993 respectively), driven both by increased demand and a continual shrinking supply of available rigs. The higher utilization was accompanied by increasing day rates and longer contract periods, particularly among the "premium" offshore rigs. This resulted in increased cash flow for the Company's major customers, the drilling contractors.

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

22   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

  For further information concerning these acquisitions see Note L of Notes to Consolidated Financial Statements.

                              RESULTS OF OPERATIONS

The Company operates principally in the oil and gas well drilling equipment segment of the oilfield service industry. Set forth below are the annual net orders for the Company's five divisions which serve this segment.

(in thousands)                                   1995       1994       1993
-------------------------------------------------------   --------   --------
Net Orders
   Varco Drilling Systems                      $ 95,519   $ 98,044   $ 52,000
   Varco BJ Oil Tools                            42,252     41,201     38,279
   Martin-Decker/TOTCO Instrumentation           57,967     54,341     46,171
   Shaffer                                       88,961     46,708     46,623
   Thule Rigtech                                 10,242      1,191
                                               --------   --------   --------
     Total                                     $294,941   $241,485   $183,073
                                               ========   ========   ========

  Order bookings increased $53.5 million, 22%, in 1995 as compared to 1994. Most of the increase occurred at the Shaffer Division and included orders to upgrade several offshore rigs (primarily semisubmersible rigs used in deepwater drilling) with pressure control, motion compensation and related equipment. Secondarily, the increase from 1994 was due to the full year impact of Thule Rigtech and increased orders for the TOTAL product line of Martin-Decker/TOTCO.

  During 1995 the Drilling Systems Division experienced a shift in orders as compared to the previous year. Orders for Top Drive Drilling Systems ("TDS") totaled 37 units, which included orders for 9 TDS-9S units (a new TDS product designed primarily for conventional land rigs), as compared to 53 unit orders in 1994. However, largely offsetting this decline were orders for pipe handling systems which totaled $22.3 million in 1995, an increase from $11.7 million in the prior year.

  Order bookings in the fourth quarter of 1995 were $85.6 million as compared to an average of $69.8 million for the first three quarters of the year. Virtually all of this increase is attributable to the Shaffer Division, and is a result of the semisubmersible rig upgrades discussed above.

  In 1994 orders increased $58.4 million, 32%, as compared to 1993. The increase occurred primarily at the Drilling Systems Division and resulted from an increase in TDS unit orders to 53, from 21 in 1993, together with an increase in pipe handling systems orders to $11.7 million, from $2.9 million in the prior year. Additionally, Martin-Decker/TOTCO experienced an $8.2 million increase, primarily as a result of the factors described in the revenue discussion below.

  Set forth below are the annual revenues for the Company's five divisions.

(in thousands)                                            1995          1994       1993
--------------------------------------------------------------      --------   --------
     Revenues
      Varco Drilling Systems                          $101,440      $ 74,405   $ 58,703
      Varco BJ Oil Tools                                41,663        41,309     40,157
      Martin-Decker/TOTCO Instrumentation               58,013        54,176     44,738
      Shaffer                                           60,925        50,900     48,169
      Thule Rigtech                                     10,310           653
                                                      --------      --------   --------
      Total                                           $272,351      $221,443   $191,767
                                                      ========      ========   ========

                                 VARCO INTERNATIONAL, INC. AND SUBSIDIARIES   23

  The Company's Revenues increased by 23% in 1995, to $272.4 million, from $221.4 million in the prior year. The increase was concentrated in the Drilling Systems and Shaffer Divisions, along with the full year impact of Thule Rigtech. TDS unit shipments increased to 48, including 8 TDS-9S units, from 41 in 1994; and pipe handling systems revenues totaled $17.8 million in 1995 versus $3.6 million in 1994. The year-to-year increase at Shaffer resulted primarily from the upgrading of offshore rigs with pressure control and motion compensation equipment.

  The growth in Revenue in 1994 as compared to 1993 was concentrated in the Drilling Systems and Martin-Decker/TOTCO Divisions. Drilling Systems' increase resulted primarily from the delivery of 41 TDS units, versus 22 in the prior twelve months. The increase in Martin-Decker/TOTCO's revenues resulted from: an increase of $5.7 million in international product sales, primarily the TOTAL System; $2.0 million from the full year effect of the Metrox acquisition; and $2.5 million in increased rental revenue due to higher North American drilling activity.

  The Company's backlog of unshipped orders was $75.4 million at December 31, 1995 as compared to $52.8 million at December 31, 1994 and $32.3 million at December 31, 1993. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time. The Company believes that substantially all of the backlog at December 31, 1995 will be shipped by December 31, 1996.

  Other income decreased in 1995 as compared to 1994 and 1993, due to a decline in investment earnings as the Company used approximately $29.6 million of cash and cash equivalents and short-term investments to repurchase approximately 3.5 million shares of the Company's common stock.

  Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the Company were 36.4% for 1995, 39.2% for 1994 and 37.6% for 1993. Approximately 2.3% of the
2.8% margin decline in 1995 as compared to 1994 is due to lower margins on Drilling Systems' newer products. This decline is due to a slightly negative margin on TDS-9S units ($5.1 million in revenue) and to lower than average margins on newer pipe handling products. The balance of the margin decline is primarily due to general cost increases at all divisions, such as labor and material costs. These cost increases were partially offset by a favorable impact on gross margins of 1.0% resulting from increased utilization of the Company's manufacturing facilities, from 75% in 1994 to approximately 90% in 1995. The gross margin improvement in 1994 over 1993 is due to increased utilization of the Company's manufacturing facilities. The Company estimates that based upon direct labor hours and a two shift operation, its manufacturing facilities were approximately 75% utilized in 1994 as compared to 60% during 1993. The effect of this higher utilization has been to increase the percentage of manufacturing expenses allocated to inventory and decrease expenses charged directly to cost of sales, thereby contributing to an increase in gross margins.

  The Company believes that new product development is significant to the future growth of the Company. Research and development expenses as a percent of revenue were 4.8%, 5.1%, and 4.9% for the years 1995, 1994 and 1993 respectively. The Company expects to continue to incur research and development expenses at similar rates.

  Selling, general and administrative expenses were $61.0 million in 1995 (22.3% of revenues), $7.2 million higher than the $53.8 million (24.1% of revenue) in 1994. This increase is primarily due to selling and marketing expenses associated with the higher revenue levels in 1995 and to the full year impact of Thule Rigtech. Selling, general and administrative expenses were $53.8 million in 1994, $5.4 million higher than in 1993. This increase is primarily due to selling and marketing expenses associated with the higher revenue levels in 1994.

24   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

  At December 31, 1995 overall Company employment was 1,636 (including 221 temporary employees) as compared to 1,410 (including 179 temporary employees) at December 31, 1994. The employment increase is mostly due to an increase in manufacturing employees to meet the higher level of shipments.

  The Company's effective income tax rate was 34.1% in 1995 compared to 35.7% in 1994. This decline is primarily due to lower foreign taxes as a result of recording a credit for a foreign tax loss carryforward. The Company's effective income tax rate was 35.7% in 1994 compared to 34.4% in 1993. The increase is due to the utilization of $1.7 million of U.S. tax credits in 1993 compared to only $1.3 million of such credits in 1994. At December 31, 1995 the Company had no further U.S. tax credits to offset against future taxes.

                         LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1995 the Company had cash and cash equivalents of $6.8 million as compared to $38.6 million of cash and cash equivalents and short-term investments at December 31, 1994. This decline is due to the Tender Offer and the Senior Note payment, discussed below.

  On March 24, 1995, the Company commenced a "Dutch Auction" type tender offer (the "Tender Offer") to purchase up to 5,300,000 shares of its Common Stock at a purchase price not greater than $8.00 per share nor less than $6.75 per share. Pursuant to the Tender Offer, which terminated on April 21, 1995, the Company purchased 3,150,560 shares of its Common Stock at a purchase price of $8.00 per share. The aggregate cost to the Company of the Tender Offer, including expenses, was approximately $26.2 million, which was funded from cash and cash equivalents and short-term investments.

  In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual installments of $10.0 million, the first of which was made on June 30, 1995. Effective as of March 8, 1995, the holders of the Senior Notes waived compliance with certain covenants contained in the Note Agreement in order to permit the Tender Offer and amended certain financial covenants to take into account the effect of the consummation of the Tender Offer. The Senior Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at December 31, 1995 the prepayment penalty would have been approximately $2.1 million.

  On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement"). Effective as of March 17, 1995 the Credit Agreement was amended to (1) extend the maturity date from March 31, 1996 to October 31, 1998; (2) increase the total maximum facility from $20.0 to $35.0 million, consisting of a loan facility of $25.0 million and a letter of credit facility of $10.0 million; and
(3) to amend certain covenants to permit the Tender Offer and to take into account the effect of the consummation of the Tender Offer on certain financial ratios. At December 31, 1995 there were no advances outstanding and $3.8 million in letters of credit outstanding under this facility.

  Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to a December 31, 1995 amendment

                                 VARCO INTERNATIONAL, INC. AND SUBSIDIARIES   25
to the Credit Agreement, the Company may repurchase at any time prior to December 31, 1996 shares of its Common Stock for an aggregate cost not exceeding $50.0 million including shares purchased pursuant to the Tender Offer. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

  On May 26, 1994 the Company announced that its Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6.0 million (the "Repurchase Program"). On May 26, 1995 the Company announced an increase and extension of the above Repurchase Program. The total number of shares authorized for repurchase was increased to 1,500,000; the maximum aggregate purchase price was increased to $11.0 million and the purchase period was extended through December 31, 1996. To date the Company has repurchased on the open market 627,600 shares of its Common Stock at an average price of approximately $8.00 per share. The last such purchase was on December 6, 1995.

  Working capital was $89.2 million at December 31, 1995 compared to $112.3 million at December 31, 1994. The Company's current ratio has decreased from
3.4 to 1.0 at December 31, 1994 to 2.5 to 1.0 at December 31, 1995 and long-term debt as a percentage of total capitalization has decreased to 16% at December 31, 1995 from 19% at December 31, 1994. The decrease in working capital and current ratio is due to the completion of the Tender Offer. The decline in long-term debt as a percent of total capitalization is due to the June 30 principal payment made on the Senior Notes.

  Capital expenditures were $13.3 million in 1995 as compared to $8.6 million in 1994. The Company expects 1996 expenditures will be at a level comparable to the 1995 amount. The major capital expenditures in 1995 included $3.6 million for the purchase of Martin-Decker/TOTCO's manufacturing facility which was previously leased, $7.6 million of machinery and equipment and $2.1 million of rental assets at Martin-Decker/TOTCO. The Company believes its December 31, 1995 cash and cash equivalents and its credit facility will be sufficient to meet its capital expenditures and operating cash needs and the principal payment on the Senior Notes in 1996.

26   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

($ in thousands)

December 31,                                                                        1995       1994
----------------------------------------------------------------------------------------   --------

                                     ASSETS

Current Assets
Cash and cash equivalents                                                       $  6,762   $  8,793
Short-term investments--Note B                                                               29,832
Receivables -- principally trade, less allowances for
 doubtful accounts of $1,585 (1995) and $1,580 (1994)                             60,683     52,250
Inventories -- Note C                                                             70,832     60,299
Deferred tax assets -- Note E                                                      5,130      5,068
Prepaid expenses                                                                   3,533      2,535
                                                                                --------   --------
   Total Current Assets                                                          146,940    158,777
Property, plant and equipment -- at cost,
 less accumulated depreciation -- Note D                                          50,622     47,659
Cost in excess of net assets acquired, less accumulated
 amortization of $5,331 (1995) and $4,210 (1994)                                  36,371     37,529
Other assets -- Note C                                                            12,638     13,676
                                                                                --------   --------
   Total Assets                                                                 $246,571   $257,641
                                                                                ========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable -- principally trade                                           $ 21,356   $ 15,345
Accrued payroll and related costs                                                  7,299      7,258
Accrued warranty                                                                   2,637      2,563
Taxes payable                                                                      1,885      1,152
Other accrued liabilities                                                         14,576     10,117
Current portion of long-term debt -- Note F                                       10,000     10,000
                                                                                --------   --------
   Total Current Liabilities                                                      57,753     46,435
Long-term debt, less current portion -- Note F                                    29,539     39,349
Postretirement obligations -- Note I                                               5,647      4,779
Other non-current liabilities--Note E                                              2,453      3,350
                                                                                --------   --------
   Total Liabilities                                                              95,392     93,913
Shareholders' equity -- Note G
Preferred Stock: 10,000,000 shares authorized, none issued and outstanding
Common Stock: 80,000,000 shares authorized, 30,161,365 (1995) and
 33,335,553 (1994) issued and outstanding, stated value                           20,529     23,704
Additional paid-in capital                                                       104,023    102,193
Retained earnings                                                                 26,627     37,831
                                                                                --------   --------
   Total Shareholders' Equity                                                    151,179    163,728
Commitments and contingencies-- Note H
   Total Liabilities and Shareholders' Equity                                   $246,571   $257,641
                                                                                ========   ========
See notes to consolidated financial statements.

                                 VARCO INTERNATIONAL, INC. AND SUBSIDIARIES   27

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

Year Ended December 31,                                  1995       1994       1993
-------------------------------------------------------------  ---------   --------
Revenues
Net sales                                            $247,114   $197,956   $171,812
Rental income                                          25,237     23,487     19,955
Other income                                            1,380      2,158      1,713
                                                     --------   --------   --------
                                                      273,731    223,601    193,480
Costs and expenses
Cost of sales                                         165,835    127,752    114,000
Cost of rental income                                   7,302      6,930      5,757
Selling, general and administrative expenses           61,014     53,798     48,423
Research and development costs                         13,156     11,438      9,479
Interest expense                                        4,516      4,766      5,010
                                                     --------   --------   --------
                                                      251,823    204,684    182,669
                                                     --------   --------   --------
Income before income taxes                             21,908     18,917     10,811
Income taxes -- Note E                                  7,469      6,756      3,715
                                                     --------   --------   --------
Net income                                           $ 14,439   $ 12,161   $  7,096
                                                     ========   ========   ========
Net income per share                                     $.46       $.36       $.21
                                                     ========   ========   ========

See notes to consolidated financial statements.

28   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(in thousands)
                                                        Common Stock
                                              ----------------------      Additional
Year Ended December 31,                       Issued and Outstanding         Paid-in       Retained
1995, 1994 and 1993                              Shares       Amount         Capital       Earnings         Total
-------------------------------------------------------   ----------     -----------      ---------    ----------
Balances at December 31, 1992                    33,053       23,421         101,735         19,210       144,366
Net income                                                                                    7,096         7,096
Common Stock issuances                              251          251             895                        1,146
                                              ---------   ----------     -----------      ---------    ----------
Balances at December 31, 1993                    34,304       23,672         102,630         26,306       152,608

Net income                                                                                   12,161        12,161
Common Stock repurchased                           (264)        (264)         (1,395)                      (1,659)
Common Stock issuances                              296          296             958                        1,254
Unrealized losses on investments                                                               (462)         (462)
Foreign currency translation adjustment                                                        (174)         (174)
                                              ---------     --------       ---------       --------     ---------
Balances at December 31, 1994                    33,336       23,704         102,193         37,831       163,728
                                              =========     ========       =========       ========     =========

Net income                                                                                   14,439        14,439
Common Stock issuances                              339          339           1,830                        2,169
Common Stock repurchased                           (363)        (363)                        (3,020)       (3,383)
Self tender                                      (3,151)      (3,151)                       (23,025)      (26,176)
Unrealized gains on investments                                                                 462           462
Foreign currency translation adjustment                                                         (60)          (60)
                                              ---------     --------       ---------       --------     ---------
Balances at December 31, 1995                    30,161       20,529         104,023         26,627       151,179
                                              =========     ========       =========       ========     =========

See notes to consolidated financial statements.

                                 VARCO INTERNATIONAL, INC. AND SUBSIDIARIES   29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year Ended December 31,                                                  1995                  1994             1993
-----------------------------------------------------------------------------              --------         --------

Operating Activities
Net income                                                           $ 14,439              $ 12,161         $  7,096
Items included in net income not requiring (providing) cash:
   Depreciation                                                         9,557                 8,250            8,137
   Write down of production facility to net realizable value              240                   340              345
   Amortization                                                         2,790                 2,746            2,550
   Deferred income taxes                                               (1,802)                 (517)            (519)
   (Gain) loss on sale of equipment                                      (101)                  (44)              (1)
   Stock bonus                                                            334                   261
   Post retirement obligations                                            868                 1,174            3,605
Changes in operating assets and liabilities, net of effects of acquisition:
   Receivables                                                         (8,433)              (10,491)           2,203
   Inventories                                                        (10,533)               (7,761)           8,251
   Prepaids                                                              (998)                  215              974
   Accounts payable                                                     6,011                   982            2,086
   Accrued payroll                                                         41                   222            2,388
   Accrued warranty                                                        74                (1,437)           1,808
   Taxes payable                                                          733                (2,353)           1,614
   Accrued liabilities                                                  4,459                  (838)          (1,749)
   Other                                                                  516                   725           (2,232)
                                                                     --------              --------         --------
      Net Cash from Operating Activities                               18,195                 3,635           36,556

Investing Activities
   Property, plant and equipment purchases                            (13,256)               (8,588)          (4,029)
   Proceeds from equipment sales                                          511                   178              658
   Acquisitions                                                                              (8,954)          (5,553)
   Purchases of short-term investments                                                      (87,548)         (81,470)
   Proceeds from sale of short-term investments                        21,131                 5,221            6,900
   Proceeds from maturities of short-term investments                   9,407                82,779           43,824
                                                                     --------              --------         --------
      Net Cash from (used in) Investing Activities                     17,793               (16,912)         (39,670)

Financing Activities
 Increases in long-term debt and line of credit                        17,500
 Payments on long-term debt and line of credit                        (27,500)                                (2,055)
 Deferred issue costs                                                                                           (189)
 Proceeds from issuance of Common Stock                                 1,540                 1,169              997
 Common Stock repurchased                                             (29,559)               (1,659)
                                                                     --------              --------         --------
   Net Cash (used in) Financing Activities                            (38,019)                 (490)          (1,247)

Net (decrease) in cash and cash equivalents                            (2,031)              (13,767)          (4,361)
Cash and cash equivalents at beginning of year                          8,793                22,560           26,921
                                                                     --------              --------         --------
Cash and cash equivalents at end of year                             $  6,762              $  8,793         $ 22,560
                                                                     ========              ========         ========
See notes to consolidated financial statements.

30   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                 A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business -- Varco International, Inc. and its subsidiaries (hereinafter, the "Company") are engaged in the design, manufacture, sale and rental of tools, equipment and instrumentation used primarily in the worldwide oil and gas well drilling equipment segment of the oil field service industry. The Company operates through five divisions: Varco Drilling Systems, whose products include integrated systems for rotating and handling pipe on a drilling rig; Varco BJ Oil Tools, whose products include pipe handling tools, hoisting equipment and rotary equipment; Martin-Decker/TOTCO Instrumentation, whose instrumentation products are used in the management of drilling operations; Shaffer, whose products include pressure control and motion compensation equipment and flow devices; and Thule Rigtech whose products are used in the handling, mixing, transport and conditioning of drilling fluids.

Principles of Consolidation -- The consolidated financial statements include the accounts of Varco International, Inc. and its wholly-owned subsidiaries. All material intercompany items and transactions have been eliminated in consolidation.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Short-term Investments -- The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities,"("Statement 115") for investments held as of or acquired after January 1, 1994. In accordance with Statement 115, prior period financial statements have not been restated to reflect the change in accounting principle. There was no cumulative effect of adopting Statement 115.

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

  The Company classifies its short-term investments as available-for-sale securities and carries them at their fair value. In 1994 short-term investments consisted of government and debt securities with interest rates ranging from 3% to 9%. The Company had no such investments at December 31, 1995.

Concentrations of Credit Risk -- Substantially all of the Company's accounts receivable are due from customers in the oil and gas industry, both in the United States and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. In certain circumstances, the Company requires letters of credit to further ensure credit worthiness.

Inventories -- Inventories are stated at the lower of cost or market. The Company determines the cost of inventories using the last-in, first-out ("LIFO") method.

Depreciation -- Depreciation is provided using the straight-line method over estimated useful lives ranging from 3 to 25 years.

                                 VARCO INTERNATIONAL, INC. AND SUBSIDIARIES   31

Intangible Assets -- The excess of cost over net assets of businesses acquired ("goodwill") is being amortized on a straight-line basis over periods ranging from 10 to 40 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows. Included in Other Assets are other intangible assets totaling $4,594,000 net of accumulated amortization of $4,423,000 at December 31, 1995, which are being amortized on a straight-line basis over estimated useful lives ranging from 5 to 17 years.

Income Taxes -- The Company follows the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, the liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Impairment of Long-Lived Assets -- In the second quarter of 1995 the Company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Prior years' financial statements have not been restated and there was no cumulative effect of adopting Statement 121. Excess equipment and a production facility held for sale are stated at their estimated net realizable value.

Revenue Recognition -- The Company recognizes revenue upon shipment of product, upon the use of rented equipment and upon the completed contract method for installation work.

Fair Value of Financial Instruments -- The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of December 31, 1995 and 1994 because of the relatively short maturity of these instruments. The carrying value of debt approximated fair value as of December 31, 1995 and 1994, based upon quoted market prices for similar debt issues.

Foreign Currency -- The Company has determined that the United States dollar is the functional currency of all its foreign subsidiaries except for Rig Technology Limited whose functional currency is the British pound sterling. Accordingly, the financial statements of most foreign operations are remeasured in terms of the United States dollar and exchange gains and losses are recognized in operations. Exchange losses were $673,000, $68,000, and $264,000 in 1995, 1994 and 1993 respectively. Financial statements of Rig Technology Limited are translated at current rates of exchange, with gains or losses resulting from translation included as a separate component of shareholders' equity.

Stock Based Compensation -- The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Per Share Data -- Per share amounts are computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents which were 31,729,423, 33,522,209, and 33,399,956 in 1995, 1994 and 1993,
respectively.

Reclassification -- Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with current year classification.

32   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

                           B  SHORT-TERM INVESTMENTS

At December 31, 1995 the Company had no short-term investments. At December 31, 1994 available-for-sale securities were as follows:

                                                     Available-for-sale securities
                                              ---------------------------------------------
                                                            Gross        Gross
                                                       Unrealized   Unrealized    Estimated
(in thousands)                                 Cost         Gains       Losses   Fair Value
---------------------------------------------------    ----------   ----------   ----------
U.S. Treasury notes and obligations
 of U.S. government agencies              $  14,451         $  9      $   290      $14,170
Obligations of states and political
 subdivisions                                10,812                       102       10,710
Corporate debt securities                     5,031                        79        4,952
                                          ---------         ----      -------      -------
                                          $  30,294         $  9      $   471      $29,832
                                          =========         ====      =======      =======

For the years ended December 31, 1995 and 1994, gross realized gains on sales of available-for-sale securities totaled $18,000 and $7,000 respectively, and gross realized losses totaled $240,000 and $153,000 respectively.

                                  C  INVENTORIES

Inventories classified as current assets consist of the following:

     December 31, (in thousands)        1995        1994
     ---------------------------------------    --------
     Raw materials                  $  5,480    $  6,164
     Work in process                  18,061      13,677
     Finished goods                   61,052      54,879
     LIFO reserves                   (13,761)    (14,421)
                                    --------    --------
                                    $ 70,832    $ 60,299
                                    ========    ========

In 1995, 1994 and 1993 LIFO layers of preceding years were reduced which decreased cost of goods sold by $359,000, $246,000 and $590,000, respectively. A portion of the Company's inventory is not expected to be sold or used within one year and, accordingly has been reclassified as other assets. The amount of inventory estimated to exceed one year's usage was $3,500,000 at December 31, 1995 and 1994.

                        D  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

     December 31, (in thousands)                             1995      1994
     ------------------------------------------------------------   -------
     Land                                                $  2,434   $ 1,929
     Building and improvements                             22,616    19,242
     Machinery and equipment                               56,113    52,679
     Rental equipment                                      17,611    15,615
     Furniture and fixtures                                11,671     9,814
     Autos and trucks                                         802       713
                                                         --------   -------
                                                          111,247    99,992
     Less accumulated depreciation and amortization        60,625    52,333
                                                         --------   -------
                                                         $ 50,622   $47,659
                                                         ========   =======

                                 VARCO INTERNATIONAL, INC. AND SUBSIDIARIES   33

                                E  INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets are as follows :

      December 31, (in thousands)                                                    1995       1994
-----------------------------------------------------------------------------------------    -------
     Deferred tax liabilities:
      Tax over book depreciation                                                  $ 4,036    $ 3,910
     Deferred tax assets:
      Intercompany profit elimination                                               3,275      3,530
      Postretirement benefit obligation                                             1,976      1,698
      Allowance for loss on sale of assets                                          1,769      1,663
      Allowance for excess inventory                                                1,667      1,778
      Foreign net operating loss carryforward                                       2,100
      Allowance for warranty cost                                                     715        330
      Accruals                                                                        862        515
      Other                                                                           444        414
                                                                                  -------    -------
     Total deferred tax assets                                                     12,808      9,928
     Valuation allowance for deferred tax assets                                   (3,206)    (2,254)
                                                                                  -------    -------
     Net deferred tax assets                                                        9,602      7,674
                                                                                  -------    -------
     Net deferred taxes                                                             5,566      3,764
                                                                                  =======    =======
     Current deferred tax assets                                                  $ 5,130    $ 5,068
     Noncurrent deferred tax assets (liabilities)                                     436     (1,304)
                                                                                  -------    -------
     Net deferred taxes                                                           $ 5,566    $ 3,764
                                                                                  =======    =======

United States and foreign income (loss) before income taxes and the components of income tax expense are as follows:

     (in thousands)                                1995       1994       1993
     --------------------------------------------------    -------    -------
     Income (loss) before income taxes:
      U.S.                                      $23,260    $17,376    $12,104
      Foreign                                    (1,352)     1,541     (1,293)
                                                -------    -------    -------
                                                $21,908    $18,917    $10,811
                                                =======    =======    =======

Income tax expense (benefit):


     (in thousands)                                       1995       1994       1993
     ---------------------------------------------------------    -------    -------
     Current:
      U.S.                                             $ 8,450    $ 7,042    $ 4,894
      Foreign                                              881        660        441
      State                                                545        559        429
     Utilization of credits                               (899)    (1,258)    (1,680)
     Tax benefits credited to paid-in capital              294        270        149
                                                       -------     ------    -------
                                                         9,271      7,273      4,233

     Deferred:
      U.S.                                                (655)      (517)      (518)
      Foreign                                           (1,147)
                                                       -------    -------    -------
                                                       $ 7,469    $ 6,756    $ 3,715
                                                       =======    =======    =======

34   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

Differences between the Company's income tax expense and an amount calculated utilizing the federal statutory rate are as follows:

(in thousands)                                                  1995      1994       1993
--------------------------------------------------------------------  --------    -------
     At federal statutory rate                              $  7,668  $  6,621    $ 3,684
     Increases (reductions) in taxes:
      FSC benefit                                               (973)     (767)      (536)
      Financial statement benefit from credit carryovers        (418)              (1,278)
      Tax impact of non-deductible expenses                      797       605        421
      State taxes, net of federal benefit                        354       363        283
      Tax rate differential on foreign earnings
       and losses recorded without tax benefit                   206       120        881
      Other                                                     (165)     (186)       260
                                                            --------  --------    -------
     Total tax provision                                    $  7,469  $  6,756    $ 3,715
                                                            ========  ========    =======

The Company has net operating losses available for Netherlands tax purposes of approximately $6,000,000. These net operating losses can be carried forward for an indefinite period of time.

  Income taxes paid net of refunds received in 1995, 1994 and 1993 were $7,007,000, $8,957,000 and $2,318,000, respectively.

  The Company is currently under examination by the Internal Revenue Service for the years ended December 31, 1992, 1991 and 1990. Management believes the resolution of this examination will not have a material adverse effect on the Company's financial position.

                                F  LONG-TERM DEBT

Long-term debt consists of notes payable to institutional investors under an 8.95% Senior Note Agreement (the "Note Agreement.") Principal is due in five equal annual installments which commenced June 30, 1995 and interest is payable semiannually. The Note Agreement contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property.

  The Company has an unsecured revolving credit and term loan agreement with two Citicorp affiliates which provides for advances up to $25,000,000 and letters of credit up to $10,000,000, subject to reduction in certain events. Advances under the loan agreement bear interest at either a prime rate plus 1/2% or a rate based on the Eurodollar Market. The agreement requires a commitment fee of
 .375% of the unused portion of the credit facility, restricts additional borrowings if minimum asset levels are not met and contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property. The agreement terminates in October 1998. There were no borrowings under the agreement at December 31, 1995.

Required principal payments on long-term debt as of December 31, 1995, are as follows:

     (in thousands)
     --------------------------------------------------------
     1996                                           $  10,000
     1997                                              10,000
     1998                                              10,000
     1999                                               9,539
                                                    ---------
                                                    $  39,539
                                                    =========

Interest paid during 1995, 1994 and 1993 was $2,504,000, $4,766,000 and
$4,757,000, respectively.

                                 VARCO INTERNATIONAL, INC. AND SUBSIDIARIES   35

                            G  SHAREHOLDERS' EQUITY

The Company has an employee stock purchase plan under which 2,000,000 shares of Common Stock may be sold at a price equal to 85% of the lower of market price at the beginning or end of a six month plan period. As of December 31, 1995, 1,027,852 shares have been sold under this plan.

  The Varco International, Inc. Stock Bonus Plan (the "Bonus Plan") authorizes the Compensation Committee of the Board of Directors to award additional compensation to selected key employees of the Company in the form of stock awards payable in shares of Common Stock of the Company to a maximum of 1,000,000 shares. Through December 31, 1995, 329,545 shares have been granted and issued to key employees under the Bonus Plan.

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

  The Varco International, Inc. 1994 Directors' Stock Option Plan provides for the annual grant of a 5,000 share stock option to each non-employee director. Options granted under this plan are at fair market value of the stock on the date of grant. Options are exercisable for ten years from the date of the grant unless sooner terminated.

Stock option activity during 1995, 1994 and 1993 was as follows:

Number of Shares                                            1995        1994        1993
----------------------------------------------------------------   ---------   ---------
     Stock options outstanding, beginning of year      1,108,622   1,062,732     995,532
     Activity during the year (prices per share):
      Granted:                                           330,157     255,750     218,050
        1995, $6.375 to $10.75
        1994, $6.3125 to $6.69
        1993, $4.563
      Exercised:                                         170,310     194,960     144,400
        1995, $3.25 to $9.25
        1994, $3.0625 to $6.25
        1993, $3.0625 to $4.69
      Canceled:                                            3,800      14,900       6,450
        1995, $4.563 to $9.25
        1994, $4.563 to $6.69
        1993, $3.0625 to $4.69
                                                       ---------   ---------   ---------
     Stock options outstanding, end of year            1,264,669   1,108,622   1,062,732
        1995, $3.25 to $10.75
        1994, $3.25 to $9.25
        1993, $3.0625 to $9.25
                                                       ---------   ---------   ---------
     Stock options exercisable                           606,952     590,132     640,162
                                                       =========   =========   =========
     Stock options available for future grant            590,243     916,600     577,500
                                                       =========   =========   =========

At December 31, 1995, 3,477,272 shares of Common Stock were reserved for future issuance in connection with stock purchase, stock bonus and stock option plans.

  On March 24, 1995, the Company commenced a "Dutch Auction" type tender offer (the "Tender Offer") to purchase up to 5,300,000 shares of its Common Stock. Pursuant to the Tender Offer, which terminated on April 21, 1995, the Company purchased 3,150,560 shares of its Common Stock at a purchase price of $8.00 per share. The aggregate cost to the Company of the Tender Offer, including expenses, was approximately $26.2 million. In addition, the Board of Directors has authorized a stock repurchase program allowing the repurchase of up to 1,500,000 shares of the Company's Common Stock for an aggregate purchase price not exceeding $11,000,000.

36   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

Repurchases under this program must be made by December 31, 1996. At December 31, 1995 the Company had repurchased on the open market 627,600 shares of its Common Stock at an average price of approximately $8.00 per share.

                        H  COMMITMENTS AND CONTINGENCIES

The Company leases land and its executive offices in Orange, California under two operating leases, from certain officers, directors, and shareholders of the Company. The land lease expires in 2012, has an annual aggregate rental of $480,000 (subject to upward adjustment in 2002 based on appraisals) plus real estate taxes and other expenses. The Company has the option to purchase the leased land at a price equal to the greater of the original cost of the property to the lessors or the fair market value at the time of purchase. The office lease expires in 2005 and has an aggregate annual rental of $351,000 (subject to periodic upward adjustments based upon the consumer price index.) The Company has an option to extend this lease for 60 months based on the then fair market rent of the building.

  The Company leases most of its sales, service and distribution facilities under agreements ranging from one to eight years.

  Approximate minimum annual rental payments under noncancelable operating leases as of December 31, 1995 are as follows:

                                         Real
     (in thousands)                    Estate   Equipment       Total
     ----------------------------------------   ---------    --------
     1996                               1,593       1,926       3,519
     1997                               1,217       1,402       2,619
     1998                               1,092         770       1,862
     1999                               1,070         368       1,438
     2000                                 922         120       1,042
     Thereafter                         8,555                   8,555
                                     --------     -------    --------
                                     $ 14,449     $ 4,586    $ 19,035
                                     ========     =======    ========

Rent expense amounted to $4,641,000, $4,428,000, and $4,045,000 for 1995,
1994, and 1993, respectively.

  The Company is obligated to make royalty payments to Baker Hughes, a shareholder of the Company, each year for which sales of certain products ("royalty products") exceed $40,000,000. Royalty payments are required until the earlier of such time as the discounted value (discount rate 12.5%) of all such payments equals $15,000,000 or September 29, 1996. The royalty rate ranges from 2% to 4 1/2% as the annual royalty product sales increase from $40,000,000 to in excess of $90,000,000. The Company's royalty payment obligations can be accelerated in certain circumstances, including a change in control of the Company. Royalty expense attributable to Baker Hughes amounted to $895,000, $1,763,000, and $33,000, in 1995, 1994, and 1993, respectively.

  At December 31, 1995 the Company was obligated under outstanding letters of credit in the face amount of approximately $3,753,000.

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

                                 VARCO INTERNATIONAL, INC. AND SUBSIDIARIES   37
not been significant. In the opinion of the Company's management neither these or other environmental matters would have a material adverse effect on the consolidated financial position of the Company.

                                I  BENEFIT PLANS

The Company has a contributory profit sharing plan covering eligible U.S. employees and certain foreign employees with more than one year's service.
Under the plan, the Company contributes from 2% to 20% of its net income (as defined) at the discretion of the Board of Directors. The total contribution may not exceed the maximum amount allowable for income tax purposes. Contributions to the Plan amounted to $1,450,000, $1,200,000, and $850,000, for 1995, 1994 and 1993, respectively. In 1993, the Company amended its Profit Sharing Plan to designate a portion of profit sharing contributions for retiree healthcare and life insurance benefits for certain eligible employees retiring after December 31, 1993. In 1995 the Plan was amended to include an employer matching contribution. The Company's matching contribution amounted to $280,000 in 1995.

  The Company also has a supplemental defined benefits plan providing retirement and death benefits for a number of key employees. The plan is unfunded and the net pension liability was $1,719,000 and $1,382,000 at December 31, 1995 and 1994, respectively. Expense under the plan was $300,000, $300,000, and $248,000 in 1995, 1994, and 1993, respectively.

  For certain former employees who retired prior to December 31, 1993, healthcare and life insurance benefits are provided through insurance companies. In 1993 the Company adopted FASB Statement No. 106, Accounting for Postretirement Benefits Other Than Pensions. The transition obligation is being amortized over 20 years.

  The following table presents the funded status of the defined benefit health care and life insurance plan, reconciled with amounts recognized in the Company's balance sheet:

December 31, (in thousands)                                  1995        1994
-----------------------------------------------------------------    --------
     Accumulated postretirement benefit obligations      $(12,236)   $(13,124)
     Unrecognized net gain                                 (6,369)     (5,376)
     Unrecognized transition obligation                    12,958      13,721
                                                         --------    --------
                                                         $ (5,647)     (4,779)
                                                         ========    ========

     Net periodic postretirement benefit cost
      includes the following components:
      Interest cost                                      $  1,011    $  1,115
      Amortization of transition obligation                   763         763
      Amortization of (gain)                                 (293)
                                                         --------    --------
                                                         $  1,481    $  1,878
                                                         ========    ========

The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 9% for 1996 and is assumed to decrease gradually to 5.5% for 2010 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $1,196,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $104,000.

  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8% at December 31, 1995 and 1994, respectively.

  The Company has an Executive Management Savings Plan and a Directors Saving Plan (the Plans) which permit eligible executives and the Company's non-employee directors to defer a portion of their compensation. Participants in the Plans may also participate in the Company's "split-dollar" life insurance program pursuant to

38   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES
which the Company will purchase a life insurance policy for a premium equal to the amounts deferred plus any additional amount required to provide a minimum death benefit. Amounts payable to a participant under the Plans are offset by any benefits paid under the participant's life insurance policy. The life insurance policies are intended to provide security for the payment of benefits under the Plans. The cost associated with the plans for 1995 was $138,340.

                J  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)         1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
---------------------------------------------------------   -----------   -----------   -----------
     1995
     Revenues                                     $57,645       $76,787       $68,053      $71,246
     Gross profit                                  23,787        28,017        24,780       22,630
     Income before income taxes                     4,721         8,289         5,457        3,441
     Provision for income taxes                     1,808         2,886         1,776          999
     Net income                                     2,913         5,403         3,681        2,442
     Net income per share of common stock             .09           .17           .12          .08

     1994
     Revenues                                     $51,314       $57,519       $54,248      $60,520
     Gross profit                                  20,266        21,440        21,802       23,253
     Income before income taxes                     3,650         4,616         4,864        5,787
     Provision for income taxes                     1,292         1,712         1,856        1,896
     Net income                                     2,358         2,904         3,008        3,891
     Net income per share of common stock             .07           .09           .09          .11

                           K  GEOGRAPHIC INFORMATION

Information about the Company's worldwide operations for 1995, 1994 and 1993 follows:

                                                                                 Adjustments &
    (in thousands)                  United States         Europe           Asia   Eliminations   Consolidated
    ---------------------------------------------      ---------      ---------  -------------   ------------
    1995
    Sales and rentals to
      unaffiliated customers           $  194,941      $  57,081      $  20,329                    $  272,351
    Intercompany sales                     33,974         19,684          1,000       (54,658)
    Total sales and rentals               228,915         76,765         21,329       (54,658)        272,351
    Operating profit                       15,174          5,248          1,486                        21,908
    Identifiable assets                   181,027         53,326         12,444                       246,797

    1994
    Sales and rentals to
      unaffiliated customers           $  159,812      $  39,189      $  22,442                    $  221,443
    Intercompany sales                     34,257         15,484          1,085       (50,826)
    Total sales and rentals               194,069         54,673         23,527       (50,826)        221,443
    Operating profit                       12,521          4,037          2,359                        18,917
    Identifiable assets                   191,273         49,924         16,444                       257,641

    1993
    Sales and rentals to
      unaffiliated customers           $  140,046      $  35,890      $  15,831                    $  191,767
    Intercompany sales                     29,756         10,819            453       (41,028)
    Total sales and rentals               169,802         46,709         16,284       (41,028)        191,767
    Operating profit                        5,418          4,176          1,217                        10,811
    Identifiable assets                   195,185         40,750         12,086                       248,021

                                 VARCO INTERNATIONAL, INC. AND SUBSIDIARIES   39

Intercompany sales are transferred at prices that approximate those charges to third party distributors.

  International sales from all of the Company's operating locations are principally to the following geographic areas:

    (in thousands)                                1995        1994        1993
    --------------------------------------------------   ---------   ---------
    Europe                                   $  83,496   $  49,783   $  50,735
    Asia and Australia                          45,480      38,761      33,774
    Africa and Middle East                      21,217      18,544      13,402
    South America                               22,797      25,515      15,663
    Canada                                       8,539       7,401      14,861
    Mexico                                       1,125       3,438       1,748
    Former Soviet Union                          6,359       6,376       6,320
    Miscellaneous                                  174         276         240
                                             ---------   ---------   ---------
                                             $ 189,187   $ 150,094   $ 136,743
                                             =========   =========   =========

No individual customer accounted for more than 10% of total sales in 1995, 1994 or 1993.

                                L ACQUISITIONS

On November 30, 1994 the Company acquired all of the outstanding shares of Rig Technology Limited ("Thule Rigtech"), a company incorporated in Scotland, for approximately $8,954,000 consisting of cash, the assumption of Thule Rigtech's debt and the payment of certain expenses. Thule Rigtech provides equipment and systems used in the handling, mixing, transport and conditioning of drilling fluids.

  On August 19, 1993 the Company acquired all the outstanding common stock of Metrox, Inc. for a cash consideration of approximately $4,000,000. Metrox designed and manufactured instrumentation used in the oil and gas industry, as well as in general commercial and industrial applications. Metrox has been combined with, and is reported within, the Company's Martin-Decker/TOTCO Instrumentation Division.

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

40   VARCO INTERNATIONAL, INC. AND SUBSIDIARIES