Form 10-K, Exhibit 13
period 1996-12-31
VARCO INTERNATIONAL INC
filed 1997-03-28
CIK 102993

                              1996 ANNUAL REPORT


                                     VARCO

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEES)

YEARS ENDED DECEMBER 31,                      1996        1995        1994        1993        1992
Revenues                                    $368,422    $273,731    $223,601    $193,480    $173,069
Net income                                    24,542      14,439      12,161       7,096       2,358
Net income per share                             .77         .46         .36         .21         .07
Net income as a percent of revenues              6.7%        5.3%        5.4%        3.7%        1.4%
Average shares outstanding                    31,726      31,729      33,522      33,400      32,996
Shareholders' equity                         195,508     151,179     163,728     152,608     144,366
Return on average shareholders' equity          14.2%        9.2%        7.7%        4.8%        1.6%
Capital expenditures                          11,023      10,517       5,195       2,559       3,839
Number of employees                            1,936       1,636       1,410       1,261       1,198

FOR UNAUDITED SELECTED QUARTERLY FINANCIAL DATA SEE NOTE I OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PROFILE

Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the company's products include: integrated systems for rotating and handling pipe; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control equipment; and solids control equipment and systems.

TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES

             [PICTURE OF WALTER B. REINHOLD AND GEORGE BOYADJIEFF]

1996 may well be viewed in retrospect as the year in which the oil service industry emerged from a 15-year depression. More than a decade of aggressive downsizing and consolidation, coupled with a gradual increase in demand, have largely eliminated the excesses created in the early 1980's and have brought all segments of the industry much closer to a balance of supply and demand. Reflecting this recovery, Varco's revenues, earnings and order bookings reached all-time highs.

                              INDUSTRY CONDITIONS
                              -------------------

Worldwide drilling activity, as measured by the average number of active rigs, grew by approximately seven per cent in 1996, reaching its highest level in five years. Although that overall growth provides positive momentum, it understates the actual strength of the market, particularly as it relates to Varco.

     Very significant for Varco is the continued strengthening of the offshore drilling segment. Utilization of the mobile offshore rig fleet established a post-1982 high for the second consecutive year, averaging 90 per cent for 1996, well above the 84 per cent average of a year ago. As a result, day rates continued to climb and contract terms lengthened, particularly for "premium" offshore rigs. Since the dollar value of equipment which Varco can potentially

                       [MOBILE OFFSHORE RIG FLEET CHART]

supply to an offshore rig is considerably greater than that to a land rig, the impact on our performance has been very significant.

                        FINANCIAL RESULTS AND CONDITION
                        -------------------------------

Total Revenues reached $368.4 million in 1996, an increase of 35 per cent from $273.7 million in 1995. Net Income increased by 70 per cent, to $24.5 million, $.77 per share, from $14.4 million, $.46 per share, a year ago. Both Revenues and Net Income were the highest in the Company's 89-year history.

     Order bookings reached an all-time high of $478.5 million in 1996, 62 per cent above last year's total. As a result, the backlog of unfilled orders grew to $186.9 million at December 31, from $75.4 million at the end of 1995.

     The sharp increase in orders and Revenues during 1996 is attributable to the strength of the offshore drilling market in general, and the emphasis on deep water drilling, in particular. Increasingly, the search for oil and gas has led oil companies to those areas which have been least explored, such as water depths in excess of 3,000 feet or in very harsh climatic conditions. With a shortage of "premium" rigs capable of such drilling, rig owners have been upgrading the capability and productivity of existing rigs and, more recently, have committed to the construction of several new rigs. These trends play directly into Varco's strengths and

                            [REVENUE GROWTH CHART]

are reflected in the record results.

     In May, Baker Hughes Incorporated sold approximately 6.6 million shares of Varco International, Inc. Common Stock in a registered public offering. These shares represented approximately 20 per cent of the outstanding shares and were originally issued to Baker Hughes as partial consideration for two acquisitions which occurred in 1988 and 1990. We appreciate the loyalty and support of the management group of Baker Hughes over the years. James D. Woods, recently retired as Chairman and CEO of Baker Hughes, remains a director of Varco.

                                    OUTLOOK
                                    -------

The fundamentals that drive our business appear very positive. Salomon Brothers' Annual Survey of Worldwide Exploration and Production Expenditures indicates that major and independent oil and gas companies are planning to increase spending 14.7 per cent in 1997, the highest planned growth in nine years, following an estimated actual increase of 15.2 per cent last year. Significantly, the 1997 plans are predicated on an assumed average oil price slightly below $20.00 per barrel and an average natural gas price of approximately $2.00 per thousand cubic feet--each below the average for 1996 and the first two months of 1997. It appears that projections for continued strength across our industry are well founded.

                        [OPERATING INCOME GROWTH CHART]

     The Salomon Brothers' survey also reports that oil companies intend to continue to allocate a higher percentage of their Exploration and Production budgets to offshore projects. Coupled with a growing emphasis on newer technologies, these factors point toward a continued favorable climate for Varco.

     We are pleased that George S. Dotson, President of Helmerich & Payne International Drilling Co., has joined Varco's Board of Directors. George will provide a valuable perspective based on his more than 26 years of experience in the contract drilling business.

     It has been our long-term strategy to develop and introduce new products which enhance the productivity and safety of the drilling process, and to make strategic acquisitions which expand the array of products to which these capabilities may be applied. We believe we have been successful in executing this strategy, and it appears that we are entering a market which will provide the opportunity to reap rewards. Our challenge is to seize that opportunity to generate superior returns for our shareholders. We are dedicated to doing so.

     We appreciate your continued support.

[SIGNATURE OF WALTER B. REINHOLD]
Walter B. Reinhold
Chairman
March 14, 1997

[SIGNATURE OF GEORGE BOYADJIEFF]
George Boyadjieff
President and Chief Executive Officer

                                   [GRAPHS]

Varco has achieved growth in revenue and operating profit in a market which has been relatively flat in recent years. In an expanding market, Varco has the potential to realize further improvement in its financial performance.

DRILLING FUNCTIONS    VARCO RESPONSE
Drilling Systems      Top Drive Drilling Systems
                      Drill String Compensators

Information Systems   "TOTAL" System
                      Driller's Console

Pipe Handling         Pipe Handling Machines
                      Pipe Transfer Systems
                      Spinning Wrenches and Iron Roughnecks/(R)/
                      Casing Elevators/Spiders
                      Block Control System

Pressure Control      Kick Detection Software
                      Blowout Preventer "Stacks" and Controls
                      Pressure Control While Drilling Equipment

Solids Control        Solids Removal Systems
                      Drilling Fluids Handling Systems

OPERATIONS

OPERATIONS REVIEW

PRODUCT OVERVIEW
--------------------------------------------------------------------------------
Varco enjoys a long standing reputation for successfully developing products which enhance the safety and productivity of the drilling process. During the past nine years Varco has made a number of acquisitions which have broadened its product line and expanded its product development opportunities. Varco's product line today includes equipment that is central to the drilling process and the backbone of a modern drilling rig.

     Varco's drilling systems and pipe handling products include integrated systems used to handle and rotate the various sizes and types of pipe used on a drilling rig, manufactured by the Drilling Systems Division; conventional drilling rig tools and equipment of the Varco BJ Oil Tools Division; and motion compensation equipment which is unique to floating offshore rigs and is manufactured by the Shaffer Division.

     Significant among these products is the Top Drive Drilling System ("TDS"). First introduced by Varco in 1982, the TDS changed the means by which the drill stem is rotated during drilling and has gained widespread acceptance as a more productive and safer method. Pipe handling products also include systems which provide for the mechanized or automated handling of the various sizes and types of pipe on a drilling rig. Vertical pipe racking systems are used to move sections of pipe between the storage ("racking") area on the rig floor and the well center. They also provide the spinning and torquing functions necessary to couple and uncouple sections of pipe. Horizontal pipe racking systems ("Pipe Transfer Systems") handle sections of pipe while stored on the pipe deck, transport them up to the rig floor, and raise them to a vertical position from which they may be passed to a vertical racking system. Together, these systems virtually eliminate the manual labor associated with the handling of pipe on a drilling rig.

     Solids control equipment and fluid handling systems are used in the processing of drilling fluid ("mud"). During drilling operations drilling fluid is circulated through the well bore to contain formation pressure, lubricate the drill bit and return cuttings to the surface. The Thule Rigtech Division provides solids removal equipment, primarily shale shakers, which remove cuttings from the drilling fluid so that it may be recirculated, as well as equipment and systems which automate the mixing, handling and transport of drilling fluids on a rig.

     Pressure control products, primarily blowout preventers ("BOP's") and the control systems that enable their remote activation, are manufactured by the Shaffer Division. BOP's are mechanical devices that seal the well bore in the event of an unanticipated surge of formation pressure not contained by primary pressure control techniques. When drilling from a floating offshore rig, the BOP rests on the ocean floor and is connected to the rig above by a series of large diameter sections of pipe which, connected together, form a "riser string". The drill stem is contained within the riser string and the drilling fluid circulates through it. Shaffer manufactures riser as well as Riser Tensioning Systems that hold the riser string in tension beneath the ocean surface.

     The Martin-Decker/TOTCO Instrumentation Division provides a variety of information and control systems which span the entire drilling process. Its product line ranges from traditional analog gauges to computer-based systems. The nerve center of a modern drilling rig is the "driller's cabin", an environmentally secure enclosure which houses the driller and his assistants as well as all of the information displays and physical controls necessary to operate the drilling rig. Computer systems monitor the collection of critical data from a variety of points around the rig; analyze, interpret, display and store this data for the driller and other rig personnel; provide the interface between the actions of the operator and the various automated components; and store and/or transmit analytical data to remote locations for subsequent analysis.

     Through a combination of internal development and acquisition, Varco has significantly increased the dollar value of products which it can potentially supply to an offshore drilling rig. In the case of a newly constructed harsh environment jackup rig this total would approximate $16.5 million; with the addition of riser, subsea BOP and control system, and other specialized equipment, the total would be approximately $28.0 million for a floating rig such as a semi-submersible or drillship. Varco has a product line with a dollar value which represents a majority of the expenditure for drilling equipment on a typical new offshore rig.

     Varco's revenues are derived from the sale of systems and equipment for the upgrading of existing rigs and the equipping of new rigs, the sale of spare and expendable parts and replacement equipment, and the rental of certain capital equipment.

Deepwater drilling operations require the use of a marine riser "string" to connect the drilling rig to a subsea wellhead on the ocean floor below. The riser string is comprised of 60 to 80 foot pipe sections connected together. A significant portion of the Shaffer Division's 1996 Revenue was derived from the sale of riser.


INDUSTRY TRENDS
--------------------------------------------------------------------------------
In 1996 several trends accelerated and converged to create the most positive environment our industry has experienced in more than a decade. While some industry analysts have been predicting a turnaround for some time and many of the underlying forces have been increasingly visible, only in recent months has it begun to significantly benefit oilfield service and equipment companies such as Varco.

     One enabling factor has been the continual growth in worldwide demand for oil and gas which has substantially eliminated the excess production capacity that has prevailed for a number of years. As a result, oil prices in 1996 were considerably above both the 1995 level and the consensus expectation at the beginning of the year, averaging approximately $22.10 per barrel versus $18.40 last year. Natural gas prices were higher also, averaging approximately $2.50 per thousand cubic feet as compared to $1.45 last year. These unexpectedly strong commodity prices have extended into early 1997. As a result of these commodity prices, oil companies have experienced improved profits and cash flow.

     At the same time, the average cost for an oil company to find and produce a barrel of oil has been declining. It is estimated that worldwide finding and development costs averaged approximately $4.50 per barrel in 1995, versus an average of $5.15 in the prior year and $6.50 as recently as 1991. This rather startling decline has resulted from internal restructuring and cost reduction, combined with the cumulative impact of technological advances within the oil service industry. Examples include: use of 3-D seismic imaging to better locate and delineate reservoirs; application of improved bit and drilling fluid technology, together with top drive drilling, to reduce drilling costs; and enhanced production through the use of horizontal drilling and related techniques.

     With higher commodity prices and lower costs, major and independent oil companies have increased worldwide exploration and production spending. Salomon Brothers' Annual Survey and Analysis of Worldwide Oil and Gas Exploration and Production Expenditures estimates that 1996 spending was up 15.2 per cent, on the heels of a 9.0 per cent increase in 1995 over 1994. These expenditures translate into increased activity for the oilfield service industry.

     In addition to this increased demand for products and services, years of downsizing and consolidation have eroded the excess capacity which has

                            VARCO BUSINESS DRIVERS

                                 Exploration
                                 & Production
                                   Spending

                                  Oil Company
                                   Finding &
                                  Production
                                     Costs

                                   Oil & Gas
                                    Prices

                                  Oil Company
                                  "Upstream"
                                   Cash Flow

                                      Rig
                                 Availability

                                  Utilization
                                   Day Rates
                                  & Contract
                                     Terms

                                      Rig
                                  Contractor
                                   Cash Flow

                                      Rig
                                   Upgrades

                                    New Rig
                                 Construction

                                      Rig
                                    Demand

                                      Rig
                                  Maintenance

                                     Varco
                                    Revenue

The Diamond Offshore Drilling, Inc. semisubmersible Ocean Quest has recently undergone a $65 million upgrade, increasing its water depth capacity from 600 to 3,500 feet and enhancing its overall drilling capability.

WHEN DRILLING FROM A FLOATING OFFSHORE RIG, THE BLOWOUT PREVENTER "STACK" RESTS ON THE OCEAN FLOOR, IN WATER DEPTHS RANGING UP TO 10,000 FEET. IT MUST RELIABLY SEAL THE WELL BORE IN THE EVENT OF AN UNANTICIPATED SURGE IN FORMATION PRESSURE NOT CONTROLLED BY PRIMARY METHODS.


plagued the oil service industry for more than a decade. Although an overall supply-demand balance has not yet been attained, the markets for certain equipment, services and products are beginning to reach equilibrium and even display signs of shortages.

     It has required the combination of several factors to initiate a recovery in the oil service industry, and many analysts believe that the conditions necessary to sustain the upturn exist today. This environment presents Varco with several unique opportunities.

MARKET CONDITIONS
--------------------------------------------------------------------------------
The offshore drilling market, in particular, has demonstrated significant improvement in recent months. Increasingly, oil companies are looking to the offshore areas of the world, especially those in deep water and harsh environments where prior exploration has been limited, as a source of large oil and gas deposits. In mid-1995 this trend, magnified by generally higher overall exploration and production spending, began to be reflected in increased offshore drilling. As a result, the average utilization of the mobile offshore rig fleet was 84.3 per cent in 1995, the highest since 1982. The trend has continued during the past twelve months, as utilization averaged 90.0 per cent for 1996 as a whole, and 91.4 per cent over the second half of the year. This strength has been widespread, with virtually every offshore area demonstrating year-to-year improvement.

     The tighter rig market has resulted in higher day rates, with recently reported rates for "premium" rigs running 50 per cent or more above those of the comparable period a year ago. Additionally, contract terms have lengthened as oil companies have become concerned with rig availability. The stronger market has resulted in sharply increased profits and cash flow for offshore drilling contractors.

     The land rig market has firmed as well during 1996. However, since it suffers a much greater supply overhang than the offshore rig market, its improvement has been much less pronounced.

     The impact on Varco of the offshore market recovery has been threefold. First, increased demand has led to a shortage of certain types of rigs, i.e. floating rigs capable of drilling in deep water (in excess of 3,000 feet). In response, rig owners have returned to service rigs which had been removed from the rig fleet, and have upgraded the water depth capacity of existing rigs. In each case, a significant amount of equipment of the kind supplied by Varco is re-

                    POTENTIAL REVENUE PER NEW DRILLING RIG

                                    [GRAPH]


The PRS-4 is a semi-automated vertical pipe racking system. It is operated remotely from a control chair located in the driller's cabin and is designed to handle all sizes of tubulars, including drill pipe, drill collars and casing.

A BOP Control System is used to remotely activate the Blowout Preventers when well pressure is not controlled by ordinary means. Pictured is a Shaffer surface mounted electro-hydraulic system being readied for customer delivery at the Houston plant.


quired. Second, the brighter outlook and improved financial results have encouraged drilling contractors to upgrade their rigs with newer technology equipment. Third, the increase in drilling activity has stimulated the sale of spare and replacement parts and equipment.

     Despite the recovery in the offshore rig market, sufficient excess supply still exists that day rates generally remain well below the level that would justify the building of new rigs, except for those designed to operate in deep water and harsh environments. The day rates and contract terms that they command are sufficient that plans to build several such rigs have been recently announced. Construction of new offshore rigs affords significant opportunity to Varco. Not only do such rigs require equipment of the type supplied by each of Varco's five divisions, but they are strong candidates for Varco's newest technology equipment.

     Varco's market environment and outlook are brighter today than at any time in the past fifteen years. The combination of rising demand and diminished supply across our industry has substantially improved the economics for all participants. Therefore, we believe Varco is uniquely positioned to capitalize on the strategies we have pursued in recent years.

FINANCIAL REVIEW
--------------------------------------------------------------------------------
1996 total Revenue of $368.4 million represents a 35 per cent increase from $273.7 million in 1995. More dramatic, and reflective of the strength of the market, were incoming orders which totaled $478.5 million, 62 per cent above the $294.9 million booked last year. Net Income for 1996 increased 70 percent, to $24.5 million from $14.4 million a year ago.

     Most of the increase in Revenue and orders can be traced to the Shaffer Division. Shaffer's Revenues of $123.8 million were more than double the $60.9 million of a year ago; and incoming orders rose even more--to $211.5 million from $89.0 million last year. This growth is being driven by the increase in deep water drilling, as either upgrading the water depth capacity of an existing rig or constructing a new deep-water rig require significant equipment of the kind manufactured by Shaffer.

     Varco Drilling Systems also contributed to the year-to-year increases, as order bookings totaled $137.7 million in 1996 versus $95.5 million last year, and Revenues increased to $117.7 million from $101.4 million. The Varco BJ Oil Tools Division likewise experienced significant growth, recording orders

                           SOURCES OF REVENUE GROWTH
                           -------------------------

                                    [GRAPH]


A modern drilling rig is operated remotely from an environmentally secure driller's cabin containing the information displays and physical controls necessary for its effective and safe operation.

of $56.3 million versus $42.3 million a year ago, and Revenues of $53.8 million as compared to $41.7 million in 1995. In each Division the increases related primarily to rig upgrades and refurbishment and to the overall increase in offshore drilling activity.

     Operating income (Earnings Before Interest and Taxes), as a percentage of Revenue, improved to 11.1 per cent in 1996 from 9.2 per cent in 1995. This represents 16 cents of additional operating profit per $1.00 of Revenue increase--somewhat below our target, but a positive accomplishment nevertheless. Although gross margin as a per cent of Revenue was 34.3 per cent for 1996, as compared to 36.4 per cent in 1995, the decline was more than offset by Selling, General and Administrative expenses as a percent of Revenue, which fell to 19.3 percent from 22.4 per cent last year. Research and Development expenses of 3.9 per cent were below the 4.8 per cent of a year ago due to the sharp increase in Revenues.

     The lower gross margin percentage resulted primarily from the large increase in Shaffer's Revenue. Its product line is less differentiated than that of our other Divisions, and its market is the most competitive in which we participate. As a result, Shaffer's products carry lower gross margins than the average of the other Divisions. The decline in Selling, General and Administrative costs as a percentage of Revenue is the result of fixed cost leverage associated with increased volume, coupled with the effect of large individual customer orders characteristic of the increased Revenue at Shaffer. Such orders typically carry proportionately lower selling and administrative costs per dollar of Revenue than the remainder of the business.

     The average net investment (debt plus equity less cash) in the business was $203 million during 1996, an increase of approximately $23 million from the average for the prior year despite a Revenue increase of $94.6 million. Coupled with improved profit margins, the relatively low incremental investment provided substantially improved returns on investment. Cash flow (Earnings Before Interest, Taxes, Depreciation and Amortization) return on average net investment (Shareholders' Equity, plus Debt, minus Cash) improved to 27.2 per cent from
21.2 per cent last year, marking the highest return in more than a decade.

     Our financial performance in 1996 reflects both the success of our long-term strategies and a stronger market. The opportunity exists for further improvement, although not without significant challenges.

                               RETURN ON CAPITAL
                               -----------------

                                    [GRAPH]

         EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION
                                  ($MILLIONS)

               DEBT + EQUITY -- CASH AND SHORT-TERM INVESTMENTS
                                  ($MILLIONS)


                                PERCENT RETURN

FIVE YEAR FINANCIAL AND OPERATING HIGHLIGHTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND EMPLOYEES)

YEARS ENDED DECEMBER 31,          1996        1995      1994/(1)/   1993/(1)/   1992/(1)/
----------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
---------------------
Revenues                        $368,422    $273,731    $223,601    $193,480    $173,069
Gross profit                     125,816      99,214      86,761      72,010      63,049
Research and development          14,331      13,156      11,438       9,479       9,818
Selling, general and
 administrative expenses          70,891      61,014      53,798      48,423      49,067
Interest expense                   3,948       4,516       4,766       5,010       3,918
Income before income taxes        38,088      21,908      18,917      10,811         852
Income taxes                      13,546       7,469       6,756       3,715         530
Income before cumulative
 effect of change in accounting
 for income taxes/(2)/            24,542      14,439      12,161       7,096         322
Net income                        24,542      14,439      12,161       7,096       2,358
As a percent of revenues             6.7%        5.3%        5.4%        3.7%       1.4%
Return on average shareholders'
 equity                             14.2%        9.2%        7.7%        4.8%       1.6%

PER SHARE OF COMMON STOCK
-------------------------
Income before cumulative
 effect of change in accounting
 for income taxes/(2)/               .77         .46         .36         .21        .01
Net income                           .77         .46         .36         .21        .07
Book value                          6.19        5.01        4.91        4.58       4.37
=======================================================================================

YEAR-END FINANCIAL POSITION
---------------------------
Working capital                  120,246      89,187     112,342     113,241    102,953
Current ratio                        2.4         2.5         3.4         3.9        4.1
Property and equipment -- net     62,312      50,622      47,659      47,241     49,797
Total assets                     316,021     246,571     257,641     248,021    232,301
Long-term debt                    22,715      29,539      39,349      49,164     51,326
Shareholders' equity             195,508     151,179     163,728     152,608    144,366
Long-term debt as percent of
  total capitalization              10.4%       16.3%       19.4%       24.4%      26.2%
=======================================================================================

OTHER
-----
Capital expenditures              11,023      10,517       5,195       2,559      3,839
Depreciation and amortization     13,249      12,347      10,996      10,687     10,964
Number of employees                1,936       1,636       1,410       1,261      1,198
Average shares used in
 computing earnings per share     31,726      31,729      33,522      33,400     32,996
=======================================================================================

(1) INCLUDES THE ACQUISITIONS OF SHAFFER AS OF JULY 17, 1992; METROX AS OF AUGUST 17, 1993 AND RIG TECHNOLOGY LIMITED AS OF NOVEMBER 30, 1994.
(2) 1992 CUMULATIVE EFFECT OF ADOPTING STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MANAGEMENT REPORT OF FINANCIAL RESPONSIBILITIES

The management of Varco International, Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

  In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system includes a program of financial and operational reviews by a professional corporate staff and the independent auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. Management believes that, as of December 31, 1996, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

  The Board of Directors, through its Audit Committee composed solely of non-employee directors, reviews the Company's financial reporting and accounting practices. The Audit Committee recommends to the Board of Directors the selection of independent auditors and reviews their fee arrangements. It meets periodically with the independent auditors and management to review the work of each and the propriety of the discharge of their responsibilities. The independent auditors have full and free access to the Audit Committee, without management present, to discuss auditing and financial reporting matters.


[SIGNATURE OF GEORGE BOYADJIEFF]
GEORGE BOYADJIEFF
PRESIDENT & CHIEF EXECUTIVE OFFICER

FEBRUARY 12, 1997

[SIGNATURE OF RICHARD A. KERTSON]
RICHARD A. KERTSON
VICE PRESIDENT -- FINANCE & CHIEF FINANCIAL OFFICER

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

BACKGROUND
--------------------------------------------------------------------------------
The business of the Company depends primarily upon the level of worldwide drilling activity, particularly offshore drilling activity. The level of drilling activity can be influenced by numerous factors, including economic and political conditions, the prices of oil and gas, finding and development costs of oil companies, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.

  The price of oil has averaged approximately $22.10, $18.40 and $17.20 a barrel for 1996, 1995 and 1994, respectively. The price of natural gas has averaged approximately $2.50, $1.45 and $1.70 per thousand cubic feet for 1996, 1995 and 1994, respectively. These higher commodity prices have resulted in improved profits and cash flows for oil companies. Due in part to these stronger financial results, oil companies have increased exploration and production expenditures, leading to increased drilling activity.

  Rig counts, as reported by industry sources, for each of the past three years are summarized in the following table:

                                                                1996    1995    1994
-------------------------------------------------------------------------------------
APPROXIMATE AVERAGE ANNUAL RIG COUNT:
------------------------------------
WORLDWIDE AVERAGE RIG COUNT                                     1,836   1,712   1,766
     UNITED STATES & CANADA AVERAGE RIG COUNT                   1,043     953   1,033
     INTERNATIONAL AVERAGE RIG COUNT                              793     759     733
APPROXIMATE AVERAGE NUMBER OF OFFSHORE RIGS UNDER CONTRACT        550     542     535

Overall drilling activity, as reflected by the average number of rigs drilling worldwide, grew by approximately 7.2% in 1996, reaching its highest level in five years. Significant in its impact on the Company is the increased worldwide utilization of offshore rigs (rigs under contract as a percent of available rigs), which in 1996 reached its highest level since 1982 (utilization rates were 90%, 84%, and 81% for the years 1996, 1995 and 1994, respectively), driven both by increased demand and by a continually shrinking supply of available offshore rigs. The higher utilization was accompanied by increasing day rates and longer contract periods, particularly among the "premium" offshore rigs. This resulted in increased cash flow for the Company's major customers, the drilling contractors.

ACQUISITION
----------
On November 30, 1994 the Company acquired all of the outstanding shares of Rig Technology Limited ("Thule Rigtech"), a company incorporated in Scotland, for a cost of approximately $9.0 million. Thule Rigtech provides equipment and systems used in the handling, mixing, transport and conditioning of drilling fluids and operates as the Company's Thule Rigtech Division.

  For further information concerning this acquisition see Note K of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS
---------------------
The Company operates principally in the oil and gas well drilling equipment segment of the oilfield service industry. Set forth below are the annual net orders for the Company's five Divisions which serve this segment.

  (IN THOUSANDS)                             1996       1995       1994
  -----------------------------------------------------------------------
  NET ORDERS
  ----------
  VARCO DRILLING SYSTEMS                   $137,722   $ 95,519   $ 98,044
  VARCO BJ OIL TOOLS                         56,308     42,252     41,201
  MARTIN-DECKER/TOTCO INSTRUMENTATION        63,950     57,967     54,341
  SHAFFER                                   211,539     88,961     46,708
  THULE RIGTECH                               8,969     10,242      1,191
  -----------------------------------------------------------------------
     TOTAL                                 $478,488   $294,941   $241,485
  =======================================================================

Order bookings increased $183.5 million, 62%, in 1996 as compared to 1995. This increase is primarily due to orders associated with the upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Shaffer and Drilling Systems Divisions. During 1996 Shaffer secured several orders to provide pressure control, motion compensation and related equipment, and Drilling Systems obtained several orders to provide vertical and horizontal pipe handling systems and Top Drive Drilling Systems ("TDS's") to these rigs. The increase in order bookings for the Varco BJ Oil Tools and Martin-Decker/TOTCO Instrumentation Divisions also resulted, in part, from the offshore rig upgrades and new construction.

  In addition to the upgrading of offshore drilling rigs, Varco benefited from the increase in worldwide drilling activity. The Company estimates that approximately 20% to 25% of its 1996 order growth is the result of such increase.

  Order bookings increased $53.5 million, 22%, in 1995 as compared to 1994.
Most of the increase occurred at the Shaffer Division and included orders to upgrade several offshore rigs with pressure control, motion compensation and related equipment. Secondarily, the increase from 1994 was due to the full year impact of Thule Rigtech and increased orders for the TOTAL product line of Martin-Decker/TOTCO.

Set forth below are the annual revenues for the Company's five Divisions.

  (IN THOUSANDS)                             1996       1995       1994
  -----------------------------------------------------------------------
  REVENUES
  --------
  VARCO DRILLING SYSTEMS                   $117,658   $101,440   $ 74,405
  VARCO BJ OIL TOOLS                         53,830     41,663     41,309
  MARTIN-DECKER/TOTCO INSTRUMENTATION        62,227     58,013     54,176
  SHAFFER                                   123,846     60,925     50,900
  THULE RIGTECH                               9,419     10,310        653
  -----------------------------------------------------------------------
     TOTAL                                 $366,980   $272,351   $221,443
  =======================================================================

  The Company's revenues increased by 35% in 1996 to $367.0 million, from 1995 revenues of $272.4 million. The Shaffer Division's revenues demonstrated the largest increase, to $123.8 million from $60.9 million in 1995. Approximately 70% of this increase is due to the offshore rig upgrades and the balance is due to the overall increase in drilling activity. The Drilling Systems' revenue increase reflects the general increase in offshore drilling activity, together with increased sales of the land Top Drive System ("TDS-9S") introduced in 1995. The increase in revenues for Varco BJ Oil Tools is primarily the result of the higher level of overall drilling activity.

  The Company's revenues increased by 23% in 1995, to $272.4 million, from $221.4 million in the prior year. The increase was concentrated in the Drilling Systems and Shaffer Divisions, along with the full-year impact of Thule Rigtech. TDS unit shipments increased to 48 (including the initial 8 units of the TDS-
9S), from 41 in 1994; and pipe handling systems revenues totaled $17.8 million in 1995 versus $3.6 million in 1994. The year-to-year increase at Shaffer resulted primarily from the upgrading of offshore rigs.

  The Company's backlog of unshipped orders was $186.9 million at December 31, 1996 as compared to $75.4 million at December 31, 1995 and $52.8 million at December 31, 1994. Orders for new rigs and major upgrades generally include the Company's longer lead-time products. Therefore, the average lead-time of the products included in the December 31, 1996 backlog is longer than in prior years. The Company expects that substantially all of the backlog will be shipped by December 31, 1997, with approximately 40% to 45% being shipped subsequent to June 30, 1997. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

  Other income decreased in 1995 as compared to 1994 due to a decline in investment earnings as the Company used approximately $29.6 million of cash and cash equivalents and short-term investments to repurchase approximately 3.5 million shares of the Company's Common Stock.

  Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the Company were 34.3% for 1996, 36.4% for 1995 and 39.2% for 1994. The decline in 1996 is primarily the result of the large increase in Shaffer's revenue. Shaffer's products carry lower gross margins (due principally to price competition) than the combined gross margins of the other Divisions. The combined gross margin for the other Divisions was 38.9% for both 1996 and 1995. Approximately 2.3% of the 2.8% margin decline in 1995 as compared to 1994 is due to lower margins on Drilling Systems' newer products. This decline is due to a slightly negative margin on TDS-9S units ($5.1 million in revenue) and to lower than average margins on newer pipe handling products. The balance of the margin decline is primarily due to general cost increases at all Divisions, such as labor and material costs. These cost increases were partially offset by a favorable impact on gross margins of 1.0% resulting from increased utilization of the Company's manufacturing facilities, from 75% in 1994 to approximately 90% in 1995.

  The Company believes that new product development is significant to the future growth of the Company. Research and development expenses were $14.3 million, $13.2 million and $11.4 million for the years 1996, 1995 and 1994 respectively, and represented 3.9%, 4.8%, and 5.1% of revenue, respectively, for those same years. The Company expects that research and development expenses will continue at approximately 4.0% to 4.5% of revenue in 1997.

  Selling, general and administrative expenses were $70.9 million in 1996 (19.3% of revenues) as compared to $61.0 million in 1995 (22.4% of revenues) and $53.8 million (24.3% of revenues) in 1994. The increases in 1996 as compared to 1995 and 1995 as compared to 1994 are mostly due to selling and marketing expenses associated with increased revenue levels and to the full-year impact of Thule Rigtech in 1995.

  At December 31, 1996 overall Company employment was 1,936 (including 220 temporary employees) as compared to 1,636 (including 221 temporary employees) at December 31, 1995. The employment increase is mostly due to an increase in manufacturing employees to meet the higher level of shipments.

  The Company's effective income tax rate was 35.6% in 1996 as compared to 34.1% in 1995 and 35.7% in 1994. The lower 1995 effective income tax rate resulted from a foreign tax loss carryforward.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------
On May 29, 1996 the Company completed the sale of 989,406 shares of Common Stock at a price to the public of $15.875 per share. A portion of the net proceeds from the sale of approximately $14.6 million was used to make the $10.0 million principal payment due June 30, 1996 on the Senior Notes. At December 31, 1996 the Company had cash and cash equivalents of $5.8 million as compared to $6.8 million at December 31, 1995. This decrease was primarily due to increases in receivables and inventory.

  In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual installments of $10.0 million, the first of which was made on June 30, 1995. Effective as of March 8, 1995, the holders of the Senior Notes waived compliance with certain covenants contained in the Note Agreement in order to permit certain purchases of the Company's Common Stock and amended certain financial covenants. The Senior Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at December 31, 1996 the prepayment penalty would have been approximately $965 thousand.

  On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement"). Effective as of March 17, 1995 the Credit Agreement was amended to (1) extend the maturity date from March 31, 1996 to October 31, 1998; (2) increase the total maximum facility from $20.0 to $35.0 million, consisting of a loan facility of $25.0 million and a letter of credit facility of $10.0 million; and
(3) amend certain covenants to permit certain purchases of Company stock and to amend certain financial ratios. At December 31, 1996 there were $3.0 million in advances outstanding and $5.9 million in letters of credit outstanding under this facility.

  Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to a December 31, 1995 amendment to the Credit Agreement, the Company could repurchase prior to December 31, 1996 shares of its Common Stock for an aggregate cost not exceeding $50.0 million, including the 3,150,560 shares purchased pursuant to the Company's 1995 tender offer. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

  On May 26, 1994 the Company announced that its Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6.0 million (the "Repurchase Program"). On May 26, 1995 the Company announced an increase and extension of the above Repurchase Program. The total number of shares authorized for repurchase was increased to 1,500,000; the maximum aggregate purchase price was increased to $11.0 million and the purchase period was extended through December 31, 1996. Prior to the termination of this program the Company repurchased on the open market 627,600 shares of its Common Stock at an average price of approximately $8.00 per share. No repurchases were made in 1996.

  Working capital was $120.2 million at December 31, 1996 compared to $89.2 million at December 31, 1995. The Company's current ratio has decreased from
2.5 to 1.0 at December 31, 1995 to 2.4 to 1.0 at December 31, 1996 and long-term debt as a percentage of total capitalization has decreased to 10% at December 31, 1996 from 16% at December 31, 1995. The increase in working capital is due to the higher level of receivables and inventory needed to support the Company's higher revenue levels. The lower debt to total capitalization ratio is primarily due to the sale of Common Stock and to the June 30 principal payment on the Senior Notes.

  The increase in the Company's equipment held for rental of $8.2 million is primarily due to the addition of TDS-9S units to the rental fleet.

  Capital expenditures were $11.0 million in 1996 as compared to $10.5 million in 1995. The Company expects to increase its capital expenditures in 1997 to approximately $30 million, primarily to purchase machinery and equipment to increase manufacturing capacity. The Company believes that its December 31, 1996 cash and cash equivalents and its credit facility will be insufficient to meet its capital expenditures and operating cash needs and the principal payment on the Senior Notes in 1997. Accordingly, the Company anticipates increasing its credit facility by $10 million in 1997.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

DECEMBER 31,                                                     1996       1995
----------------------------------------------------------------------------------
                                     ASSETS
CURRENT ASSETS
--------------
Cash and cash equivalents                                      $  5,794   $  6,762
Receivables -- principally trade, less allowances for
  doubtful accounts of $1,756 (1996) and $1,585 (1995)           95,160     60,683
Inventories -- Note B                                            91,873     70,832
Deferred tax assets -- Note D                                     9,678      5,130
Prepaid expenses                                                  4,157      3,533
----------------------------------------------------------------------------------
          Total Current Assets                                  206,662    146,940
Property, plant and equipment -- at cost,
  less accumulated depreciation -- Note C                        48,711     45,260
Rental equipment -- at cost less accumulated depreciation        13,601      5,362
Cost in excess of net assets acquired, less accumulated
  amortization of $6,493 (1996) and $5,331 (1995)                35,879     36,371
Other assets                                                     11,168     12,638
----------------------------------------------------------------------------------
          Total Assets                                         $316,021   $246,571
==================================================================================

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------
CURRENT LIABILITIES
-------------------
Accounts payable -- principally trade                          $ 37,815   $ 21,356
Accrued payroll and related costs                                10,913      7,299
Accrued warranty                                                  4,067      2,637
Taxes payable                                                     5,853      1,885
Other accrued liabilities                                        17,768     14,576
Current portion of long-term debt -- Note E                      10,000     10,000
----------------------------------------------------------------------------------
          Total Current Liabilities                              86,416     57,753
Long-term debt, less current portion -- Note E                   22,715     29,539
Postretirement obligations -- Note H                              6,087      5,647
Other non-current liabilities                                     5,295      2,453
----------------------------------------------------------------------------------
          Total Liabilities                                     120,513     95,392

SHAREHOLDERS' EQUITY -- NOTE F
------------------------------
Preferred Stock: 10,000,000 shares authorized, none issued
  and outstanding
Common Stock: 80,000,000 shares authorized, 31,599,616 (1996)
  and 30,161,365 (1995) issued and outstanding, stated value     21,968     20,529
Additional paid-in capital                                      121,565    104,023
Retained earnings                                                51,975     26,627
----------------------------------------------------------------------------------
          Total Shareholders' Equity                            195,508    151,179
Commitments and contingencies -- Note G
          Total Liabilities and Shareholders' Equity           $316,021   $246,571
==================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS)

YEAR ENDED DECEMBER 31,                             1996       1995       1994
--------------------------------------------------------------------------------
REVENUES
--------
Net sales                                         $336,120   $247,114   $197,956
Rental income                                       30,860     25,237     23,487
Other income                                         1,442      1,380      2,158
--------------------------------------------------------------------------------
                                                   368,422    273,731    223,601
COSTS AND EXPENSES
------------------
Cost of sales                                      231,792    165,835    127,752
Cost of rental income                                9,372      7,302      6,930
Selling, general and administrative expenses        70,891     61,014     53,798
Research and development costs                      14,331     13,156     11,438
Interest expense                                     3,948      4,516      4,766
--------------------------------------------------------------------------------
                                                   330,334    251,823    204,684
--------------------------------------------------------------------------------
Income before income taxes                          38,088     21,908     18,917
Income taxes -- Note D                              13,546      7,469      6,756
--------------------------------------------------------------------------------
Net income                                        $ 24,542   $ 14,439   $ 12,161
================================================================================
Net income per share                              $    .77   $    .46   $    .36
================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(IN THOUSANDS)
                                                      COMMON STOCK
                                                 ISSUED AND OUTSTANDING   ADDITIONAL
                                                ------------------------     PAID-IN  RETAINED
YEAR ENDED DECEMBER 31, 1996, 1995 AND 1994       SHARES       AMOUNT        CAPITAL  EARNINGS      TOTAL
---------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1993                     33,304      $23,672     $102,630    $26,306    $152,608
Net income                                                                             12,161      12,161
Common Stock repurchased                            (264)        (264)      (1,395)                (1,659)
Common Stock issuances                               296          296          958                  1,254
Unrealized losses on investments                                                         (462)       (462)
Foreign currency translation adjustment                                                  (174)       (174)

---------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1994                     33,336       23,704      102,193     37,831     163,728
Net income                                                                             14,439      14,439
Common Stock issuances                               339          339        1,830                  2,169
Common Stock repurchased                            (363)        (363)                 (3,020)     (3,383)
Self tender                                       (3,151)      (3,151)                (23,025)    (26,176)
Unrealized gains on investments                                                           462         462
Foreign currency translation adjustment                                                   (60)        (60)

---------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1995                     30,161       20,529      104,023     26,627     151,179
Net income                                                                             24,542      24,542
Common Stock issuances                             1,439        1,439       17,542                 18,981
Foreign currency translation adjustment                                                   806         806

---------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1996                     31,600      $21,968     $121,565    $51,975    $195,508
=========================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

YEAR ENDED DECEMBER 31,                                   1996           1995         1994
--------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------
Net income                                             $ 24,542       $ 14,439      $ 12,161
Items included in net income
 not requiring (providing) cash:
  Depreciation                                           10,928          9,557         8,250
  Amortization                                            2,321          2,790         2,746
  Deferred income taxes                                  (2,772)        (1,802)         (517)
  Post retirement obligations                               840            868         1,174
  Other                                                     365            473           557
Changes in operating assets
 and liabilities:
  Receivables                                           (34,477)        (8,433)      (10,491)
  Inventories                                           (22,667)       (10,533)       (7,761)
  Additions to rental equipment                         (10,204)        (2,739)       (3,393)
  Prepaids                                                 (624)          (998)          215
  Accounts payable                                       16,459          6,011           982
  Taxes payable                                           3,968            733        (2,353)
  Accrued liabilities                                     8,236          4,574        (2,053)
  Other                                                   1,967            516           725
--------------------------------------------------------------------------------------------
   Net Cash (used in) from Operating Activities          (1,118)        15,456           242

INVESTING ACTIVITIES
--------------------
Property, plant and equipment purchases                 (11,023)       (10,517)       (5,195)
Proceeds from equipment sales                               659            511           178
Acquisitions                                                                          (8,954)
Purchases of short-term investments                                                  (87,548)
Proceeds from sale of short-term investments                            21,131         5,221
Proceeds from maturities of short-term investments                       9,407        82,779
--------------------------------------------------------------------------------------------
  Net Cash (used in) from Investing Activities          (10,364)        20,532      (13,519)

FINANCING ACTIVITIES
--------------------
Proceeds from long-term debt and line of credit          72,000         17,500
Payments on long-term debt and line of credit           (79,000)       (27,500)
Proceeds from issuance of Common Stock                   17,514          1,540       1,169
Common Stock repurchased                                               (29,559)     (1,659)
-------------------------------------------------------------------------------------------
  Net Cash from (used in) Financing Activities           10,514        (38,019)       (490)

Net decrease in cash and cash equivalents                  (968)        (2,031)    (13,767)
Cash and cash equivalents at beginning of year            6,762          8,793      22,560
------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year               $  5,794       $  6,762    $  8,793
==========================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
DESCRIPTION OF BUSINESS   Varco International, Inc. and its subsidiaries (the
"Company") are engaged in the design, manufacture, sale and rental of tools, equipment and instrumentation used primarily in the worldwide oil and gas well drilling equipment segment of the oil field service industry. The Company operates through five divisions: Varco Drilling Systems, whose products include integrated systems for rotating and handling pipe on a drilling rig; Varco BJ Oil Tools, whose products include pipe handling tools, hoisting equipment and rotary equipment; Martin-Decker/TOTCO Instrumentation, whose instrumentation products are used in the management of drilling operations; Shaffer, whose products include pressure control and motion compensation equipment and flow devices; and Thule Rigtech, whose products are used in the handling, mixing, transport and conditioning of drilling fluids.

PRINCIPLES OF CONSOLIDATION   The consolidated financial statements include the
accounts of Varco International, Inc. and its wholly-owned subsidiaries. All material intercompany items and transactions have been eliminated in consolidation.

USE OF ESTIMATES   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

CASH AND CASH EQUIVALENTS   The Company considers all highly liquid investments
with a maturity of three months or less when purchased to be cash equivalents.

SHORT-TERM INVESTMENTS   The appropriate classification of debt securities is
determined at the time of purchase and reevaluated as of each balance sheet date. Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale and carried at fair value.

CONCENTRATIONS OF CREDIT RISK   Substantially all of the Company's accounts
receivable are due from customers in the oil and gas industry, both in the United States and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. In certain circumstances, the Company requires letters of credit to further ensure credit worthiness.

INVENTORIES   Inventories are stated at the lower of cost or market.  The
Company determines the cost of inventories using the last-in, first-out ("LIFO") method.

RENTAL EQUIPMENT   Rental equipment is stated at the lower of cost or market, net of accumulated depreciation of $14,136,000 and $12,249,000 at December 31, 1996 and 1995, respectively. Rental equipment is depreciated over estimated useful lives ranging from 3 to 7 years. The equipment is generally leased under short-term arrangements, usually not exceeding 90 days in duration.

DEPRECIATION   Depreciation is provided using the straight-line method over estimated useful lives ranging from 3 to 30 years.

INTANGIBLE ASSETS   The excess of cost over net assets of businesses acquired
("goodwill") is amortized on a straight-line basis over periods ranging from 10 to 40 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows. Included in Other Assets are other intangible assets totaling $3,846,000, net of accumulated amortization of $5,156,000 at December 31, 1996, which are being amortized on a straight-line basis over estimated useful lives ranging from 5 to 17 years.

INCOME TAXES   The liability method is used to account for income taxes.
Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

IMPAIRMENT OF LONG-LIVED ASSETS   Impairment losses are recorded on long-lived
assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Long-lived assets expected to be disposed of, including excess equipment and a production facility held for sale, are stated at their estimated fair value less cost to sell.

REVENUE RECOGNITION   The Company recognizes revenue upon shipment of product,
upon the use of rented equipment and upon the completion of installation work.

FAIR VALUE OF FINANCIAL INSTRUMENTS   The carrying amounts of financial
instruments including cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of December 31, 1996 and 1995 because of the relatively short maturity of these instruments. The carrying value of debt approximated fair value as of December 31, 1996 and 1995, based upon quoted market prices for similar debt issues.

FOREIGN CURRENCY   The Company has determined that the United States dollar is the functional currency of all its foreign subsidiaries except for Rig Technology Limited whose functional currency is the British pound sterling. Accordingly, the financial statements of most foreign operations are remeasured in terms of the United States dollar and exchange gains and losses are recognized in operations. Exchange gains in 1996 were $283,000 while the exchange losses were $673,000 and $68,000 in 1995 and 1994, respectively. Financial statements of Rig Technology Limited are translated at current rates of exchange, with gains or losses resulting from translation included as a separate component of shareholders' equity.

STOCK BASED COMPENSATION   The Company accounts for stock option grants in
accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees".

PER SHARE DATA   Per share amounts are computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents, mainly stock options, which were 31,725,950, 31,729,423 and 33,522,209 in 1996,
1995 and 1994, respectively.

RECLASSIFICATION   Certain amounts in the 1995 and 1994 financial statements
have been reclassified to conform with current year classification.

NOTE B  INVENTORIES
--------------------------------------------------------------------------------
Inventories classified as current assets consist of the following:

      DECEMBER 31, (IN THOUSANDS)                     1996        1995
      ----------------------------------------------------------------
      RAW MATERIALS                               $  6,545    $  5,480
      WORK IN PROCESS                               22,646      18,061
      FINISHED GOODS                                77,150      61,052
      EXCESS OF CURRENT COST OVER LIFO VALUE       (14,468)    (13,761)
      ----------------------------------------------------------------
                                                  $ 91,873    $ 70,832
      ================================================================

In 1995 and 1994 LIFO layers of preceding years were reduced which decreased cost of goods sold by $359,000 and $246,000, respectively. There was no such reduction in 1996. A portion of the Company's inventory is not expected to be sold or used within one year and, accordingly has been reclassified as other assets. The amount of inventory estimated to exceed one year's usage was $3,500,000 at December 31, 1996 and 1995.

NOTE C  PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------
Property, plant and equipment consists of the following:

                                                                                          ESTIMATED
                                                                                       USEFUL LIVES
      DECEMBER 31, (IN THOUSANDS)                                  1996       1995          (YEARS)
      ---------------------------------------------------------------------------------------------
      LAND                                                       $  2,574   $ 2,434
      BUILDING AND IMPROVEMENTS                                    25,115    22,616       3-30
      MACHINERY AND EQUIPMENT                                      59,911    56,113       5-12
      FURNITURE AND FIXTURES                                       14,764    11,671        3-5
      AUTOS AND TRUCKS                                                881       802        3-5
      ---------------------------------------------------------------------------------------------
                                                                  103,245    93,636
      LESS ACCUMULATED DEPRECIATION AND AMORTIZATION               54,534    48,376
      ---------------------------------------------------------------------------------------------
                                                                 $ 48,711   $45,260
      =============================================================================================

NOTE D  INCOME TAXES
--------------------------------------------------------------------------------
Significant components of the Company's deferred tax liabilities and assets are as follows:

      DECEMBER 31, (IN THOUSANDS)                                  1996       1995
      -----------------------------------------------------------------------------
      DEFERRED TAX LIABILITIES:
      TAX OVER BOOK DEPRECIATION                                 $ 3,720    $ 4,036

      DEFERRED TAX ASSETS:
      INTERCOMPANY PROFIT ELIMINATION                              4,547      3,275
      POSTRETIREMENT BENEFIT OBLIGATION                            2,131      1,976
      ALLOWANCE FOR LOSS ON SALE OF ASSETS                         1,853      1,769
      ALLOWANCE FOR EXCESS INVENTORY                               1,798      1,667
      FOREIGN NET OPERATING LOSS CARRYFORWARD                      1,099      2,100
      ALLOWANCE FOR WARRANTY COST                                  1,128        715
      ACCRUALS                                                     1,576        862
      OTHER                                                        1,132        444
      -----------------------------------------------------------------------------
      TOTAL DEFERRED TAX ASSETS                                   15,264     12,808
      VALUATION ALLOWANCE FOR DEFERRED TAX ASSETS                 (3,206)    (3,206)
      -----------------------------------------------------------------------------
      NET DEFERRED TAX ASSETS                                     12,058      9,602
      -----------------------------------------------------------------------------
      NET DEFERRED TAXES                                           8,338      5,566
      =============================================================================
      CURRENT DEFERRED TAX ASSETS                                $ 9,678    $ 5,130
      NONCURRENT DEFERRED TAX (LIABILITIES) ASSETS                (1,340)       436
      -----------------------------------------------------------------------------
      NET DEFERRED TAXES                                         $ 8,338    $ 5,566
      =============================================================================

United States and foreign income (loss) before income taxes and the components of income tax expense are as follows:

      (IN THOUSANDS)                                1996       1995       1994
      -------------------------------------------------------------------------
      INCOME (LOSS) BEFORE INCOME TAXES:
      ---------------------------------
      U.S.                                        $28,347    $23,260    $17,376
      FOREIGN                                       9,741     (1,352)     1,541
      -------------------------------------------------------------------------
                                                  $38,088    $21,908    $18,917
      =========================================================================

Income tax expense (benefit):

      (IN THOUSANDS)                                         1996       1995       1994
      ------------------------------------------------------------------------------------
      CURRENT:
      -------
      U.S.                                                   $13,137    $ 8,450    $ 7,042
      FOREIGN                                                  2,913        881        660
      STATE                                                      850        545        559
      UTILIZATION OF NET OPERATING LOSSES AND CREDITS         (1,750)      (899)    (1,258)
      TAX BENEFITS CREDITED TO PAID-IN CAPITAL                 1,168        294        270
      ------------------------------------------------------------------------------------
                                                              16,318      9,271      7,273
      DEFERRED:
      --------
      U.S.                                                    (3,773)      (655)      (517)
      FOREIGN                                                  1,001     (1,147)
      ------------------------------------------------------------------------------------
                                                             $13,546    $ 7,469    $ 6,756
      ====================================================================================

Differences between the Company's income tax expense and an amount calculated utilizing the federal statutory rate are as follows:

      (IN THOUSANDS)                                              1996      1995      1994
      -------------------------------------------------------------------------------------
      AT FEDERAL STATUTORY RATE                                 $13,331    $7,668    $6,621
      INCREASES (REDUCTIONS) IN TAXES:
      -------------------------------
      FSC BENEFIT                                               (1,278)     (973)     (767)
      FINANCIAL STATEMENT BENEFIT FROM CREDIT CARRYOVERS                    (418)
      TAX IMPACT OF NON-DEDUCTIBLE EXPENSES                        664       797       605
      STATE TAXES, NET OF FEDERAL BENEFIT                          552       354       363
      TAX RATE DIFFERENTIAL ON FOREIGN EARNINGS
       AND LOSSES RECORDED WITHOUT TAX BENEFIT                     504       206       120
      OTHER                                                       (227)     (165)     (186)
      ------------------------------------------------------------------------------------
      TOTAL TAX PROVISION                                      $13,546    $7,469    $6,756
      ====================================================================================

The Company has net operating losses available for Netherlands tax purposes of approximately $3,100,000. These net operating losses can be carried forward for an indefinite period of time.

  Income taxes paid net of refunds received in 1996, 1995 and 1994 were $11,222,000, $7,007,000 and $8,957,000, respectively.

  The Company is currently under examination by the Internal Revenue Service for the years ended December 31, 1992, 1991 and 1990. Management believes the resolution of this examination will not have a material adverse effect on the Company's financial position.

NOTE E  LONG-TERM DEBT
--------------------------------------------------------------------------------
Long-term debt consists of notes payable to institutional investors under an 8.95% Senior Note Agreement (the "Note Agreement.") Principal is due in five equal annual installments which commenced June 30, 1995 and interest is payable semiannually. The Note Agreement contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property.

  The Company has an unsecured revolving credit and term loan agreement with two Citicorp affiliates which provides for advances up to $25,000,000 and letters of credit up to $10,000,000, subject to reduction in certain events. Advances under the loan agreement bear interest at either a prime rate plus 1/2% or a rate based on the Eurodollar Market. The agreement requires a commitment fee of
 .375% of the unused portion of the credit facility, restricts additional borrowings if minimum asset levels are not met and contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property. The agreement terminates in October 1998. The borrowings outstanding under the agreement at December 31, 1996 were $3,000,000.

Required principal payments on long-term debt as of December 31, 1996, are as follows:

(IN THOUSANDS)
      ----------------------------
      1997                 $10,000
      1998                  13,000
      1999                   9,715
      ----------------------------
                           $32,715
      ============================

Interest paid during 1996, 1995 and 1994 was $5,470,000, $2,504,000 and
$4,766,000, respectively.

NOTE F  SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
The Varco 1980 Employee Stock Purchase Plan permits its employees to purchase Common Stock at a price equal to 85% of the fair market value at the beginning or end of a six month plan period. As of December 31, 1996, 1,122,322 shares have been sold under this plan with a maximum of 2,000,000 shares available for sale under this plan.

  The Varco International, Inc. Stock Bonus Plan (the "Bonus Plan") authorizes the Compensation Committee of the Board of Directors to award additional compensation to selected key employees of the Company in the form of stock awards payable in shares of Common Stock of the Company to a maximum of 1,000,000 shares. Through December 31, 1996, 362,976 shares have been granted and issued to key employees under the Bonus Plan.

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

  The Varco International, Inc. 1994 Directors' Stock Option Plan provides for the grant of a 5,000 share stock option on the initial date of election as a director plus an annual grant of a 5,000 share stock option to each non-employee director. Options granted under this plan are at fair market value of the stock on the date of grant. Options are exercisable for ten years from the date of the grant unless sooner terminated.

Stock option activity for the plans was as follows:

                                                    1996                  1995                   1994
                                            --------------------   -------------------   -------------------
                                                       WEIGHTED              WEIGHTED              WEIGHTED
                                                        AVERAGE               AVERAGE               AVERAGE
                                                       EXERCISE              EXERCISE              EXERCISE
                                              OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS     PRICE
      -----------------------------------------------------------------------------------------------------
      OUTSTANDING AT BEGINNING OF YEAR      1,264,669    $ 6.00   1,108,622     $5.55   1,062,732     $4.85
      GRANTED                                 369,859     11.07     330,157      6.91     255,750      6.63
      EXERCISED                               320,944      5.09     170,310      4.81     194,960      3.11
      CANCELED                                 19,600      7.47       3,800      7.22      14,900      6.05
      -----------------------------------------------------------------------------------------------------
      OUTSTANDING AT END OF YEAR            1,293,984    $ 7.59   1,264,669     $6.00   1,108,622     $5.55
      -----------------------------------------------------------------------------------------------------
      EXERCISABLE AT END OF YEAR              515,010               606,952               590,132
      -----------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1996:

                                              OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                ----------------------------------------------   ----------------------------
                                                     WEIGHTED
                                                      AVERAGE         WEIGHTED                       WEIGHTED
                                     NUMBER         REMAINING          AVERAGE        NUMBER          AVERAGE
      RANGE OF EXERCISE PRICES  OUTSTANDING  CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
      -------------------------------------------------------------------------------------------------------
      $3.375 TO $5.0625           276,980       4.18 YEARS          $ 4.54         209,880         $ 4.53
      $6.25 TO $9.25              613,695       6.99                  6.69         287,430           6.98
      $10.50 TO $15.8125          403,309       9.09                 11.05          17,700          10.75
      -------------------------------------------------------------------------------------------------------
      $3.375 TO $15.8125        1,293,984       7.04                $ 7.59         515,010         $ 6.11
      -------------------------------------------------------------------------------------------------------

The Financial Accounting Standards Board has issued a new accounting standard, FASB No. 123 "Accounting for Stock-Based Compensation", effective for fiscal
years beginning after December 15, 1995.   As permitted in the standard, the
Company will not adopt the recognition provisions and will provide the pro forma
net income and earnings per share disclosures required by the standard.   The
Company will continue to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option
plans and its stock purchase plan.   The compensation cost that has been charged
against income for its stock bonus plan was $343,000 and $334,000 for the years 1996 and 1995 respectively. Had compensation costs for the Company's stock option plans and stock purchase plan been determined based upon fair value at the grant date under these plans consistent with FASB Statement No. 123 methodology, the Company's net income and earnings per share would have been reduced to the pro forma amounts shown below:

                                                1996           1995
      ----------------------------------------------------------------
      NET INCOME - AS REPORTED              $24,542,000    $14,439,000
      NET INCOME - PRO FORMA                $23,833,000    $14,052,000

      EARNINGS PER SHARE - AS REPORTED      $       .77    $       .46
      EARNINGS PER SHARE-PRO FORMA          $       .75    $       .44

Because FASB No. 123 is applicable only to options granted subsequent to December 31, 1994, its proforma effect will not be fully reflected until 1997. The fair value of shares is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                    1990 STOCK     1994 DIRECTORS     1980 STOCK
                                   OPTION PLAN  STOCK OPTION PLAN  PURCHASE PLAN
      --------------------------------------------------------------------------
      EXPECTED LIFE (YEARS)                  6                  3             .5
      RISK-FREE INTEREST RATE              6.2%                 6%           5.2%
      VOLATILITY                            42%                42%            42%

For the options granted during 1996 and 1995, the weighted-average fair value at date of grant was $5.30 and $3.28 per option, respectively. The weighted-average fair value at date of grant for stock purchase shares during 1996 and
1995 was  $1.91 and $1.14 per share, respectively.   The discounted value of the
stock purchase plan shares granted in 1996 and 1995 using the Black-Scholes option-pricing model was $178,000 and $146,000, respectively. At December 31, 1996, the Company had reserved 3,338,686 shares of Common Stock for future issuance in connection with the four stock-based compensation plans.

     On March 24, 1995, the Company commenced a "Dutch Auction" type tender offer (the "Tender Offer") to purchase up to 5,300,000 shares of its Common Stock. Pursuant to the Tender Offer, which terminated on April 21, 1995, the Company purchased 3,150,560 shares of its Common Stock at a purchase price of $8.00 per share. The aggregate cost to the Company of the Tender Offer, including expenses, was approximately $26.2 million. In addition, the Board of Directors had authorized a stock repurchase program allowing the repurchase of up to 1,500,000 shares of the Company's Common Stock for an aggregate purchase price not exceeding $11,000,000. This program terminated on December 31, 1996. Prior to the termination of this program, the Company had repurchased on the open market 627,600 shares of its Common Stock at an average price of approximately $8.00 per share.

  On May 29, 1996, the Company completed the sale of 989,406 shares of its
Common Stock at a price to the public of $15.875 per share.   A portion of the
net proceeds from the sale of approximately $14.6 million was used to make the $10.0 million principal payment due June 30, 1996 on the Senior Notes.

NOTE G  COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

The Company leases land and its executive offices in Orange, California under two operating leases, from certain officers, directors, and shareholders of the Company. The land lease expires in 2012, has an annual aggregate rental of $480,000 (subject to upward adjustment in 2002 based on appraisals) plus real estate taxes and other expenses. The Company has the option to purchase the leased land at a price equal to the greater of the original cost of the property to the lessors or the fair market value at the time of purchase. The office lease expires in 2005 and has an aggregate annual rental of $363,000 (subject to periodic upward adjustments based upon the consumer price index.) The Company has an option to extend this lease for 60 months based on the then fair market rent of the building.

  The Company leases most of its sales, service and distribution facilities under agreements ranging from one to eight years.
  Approximate minimum annual rental payments under noncancelable operating leases as of December 31, 1996 are as follows:

      (IN THOUSANDS)      REAL ESTATE   EQUIPMENT    TOTAL
      ----------------------------------------------------
      1997                      1,703       2,737    4,440
      1998                      1,261       2,107    3,368
      1999                      1,078       1,124    2,202
      2000                        922         386    1,308
      2001                        907         111    1,018
      THEREAFTER                7,478           4    7,482
      ----------------------------------------------------
                              $13,349      $6,469  $19,818

Rent expense amounted to $5,185,000, $4,641,000, and $4,428,000 for 1996, 1995,
and 1994, respectively.

  The Company was obligated to make royalty payments to Baker Hughes, a former shareholder of the Company, each year for which sales of certain products ("royalty products") exceed $40,000,000. Royalty payments were required until the earlier of such time as the discounted value (discount rate 12.5%) of all such payments equaled $15,000,000 or September 29, 1996. Royalty expense attributable to Baker Hughes amounted to $763,000, $895,000, and $1,763,000, in 1996, 1995, and 1994, respectively.

  At December 31, 1996 the Company was obligated under outstanding letters of credit in the face amount of approximately $5,943,000.

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

  The Company has been designated as a potentially responsible party ("PRP") for two separate waste disposal sites. With respect to both of the sites, numerous other PRPs have similarly been designated. In one case the Company has a contribution agreement with other PRPs, and settlements and costs paid by the Company have not been significant. In the opinion of the Company's management neither these nor other environmental matters would have a material adverse effect on the consolidated financial position of the Company.

NOTE H  BENEFIT PLANS
--------------------------------------------------------------------------------

The Company has a contributory profit sharing plan covering eligible U.S. employees and certain foreign employees with more than one year's service.
Under the plan, the Company contributes from 2% to 20% of its net income (as defined) at the discretion of the Board of Directors. The total contribution may not exceed the maximum amount allowable for income tax purposes. Contributions to the plan amounted to $2,400,000, $1,450,000, and $1,200,000, for 1996, 1995 and 1994, respectively. In 1993, the Company amended its Profit Sharing Plan to designate a portion of profit sharing contributions for retiree healthcare and life insurance benefits for certain eligible employees retiring after December 31, 1993. In 1995 the plan was further amended to include an employer matching contribution. The Company's matching contribution amounted to $651,000 and $280,000 in 1996 and 1995, respectively.

  The Company also has a supplemental defined benefits plan providing retirement and death benefits for a number of key employees. The plan is unfunded and the net pension liability was $2,241,000 and $1,719,000 at December 31, 1996 and 1995, respectively. Expense under the plan was $602,000, $300,000, and $300,000 in 1996, 1995, and 1994, respectively.

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

  The following table presents the funded status of the defined benefit health care and life insurance plan, reconciled with amounts recognized in the Company's balance sheet:

      DECEMBER 31, (IN THOUSANDS)                           1996         1995
      -------------------------------------------------------------------------
      ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATIONS      $(12,172)    $(12,236)
      UNRECOGNIZED NET GAIN                                 (6,110)      (6,369)
      UNRECOGNIZED TRANSITION OBLIGATION                    12,195       12,958
      -------------------------------------------------------------------------
                                                          $ (6,087)      (5,647)
      -------------------------------------------------------------------------

      NET PERIODIC POSTRETIREMENT BENEFIT COST
       INCLUDES THE FOLLOWING COMPONENTS:
        INTEREST COST                                     $    854     $  1,011
        AMORTIZATION OF TRANSITION OBLIGATION                  763          763
        AMORTIZATION OF (GAIN)                                (382)        (293)
      -------------------------------------------------------------------------
                                                            $1,235     $  1,481
      =========================================================================

The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 8 1/2% for 1997 and is assumed to decrease gradually to 5.5% for 2011 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $1,282,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $87,000.

  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1996 and 1995.

  The Company has an Executive Management Savings Plan and a Directors Saving Plan (the Plans) which permit eligible executives and the Company's non-employee directors to defer a portion of their compensation. Participants in the Plans may also participate in the Company's "split-dollar" life insurance program pursuant to which the Company will purchase a life insurance policy for a premium equal to the amounts deferred plus any additional amount required to provide a minimum death benefit. Amounts payable to a participant under the Plans are offset by any benefits paid under the participant's life insurance policy. The life insurance policies are intended to provide security for the payment of benefits under the Plans.

NOTE  I  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

      (IN THOUSANDS, EXCEPT PER SHARE DATA)    1ST QUARTER   2ND QUARTER  3RD QUARTER   4TH QUARTER
      ---------------------------------------------------------------------------------------------
      1996
      ----
      REVENUES                                 $ 70,969      $90,350      $98,112       $108,991
      GROSS PROFIT                               24,746       29,976       32,969         38,125
      INCOME BEFORE INCOME TAXES                  4,765        8,491       11,232         13,600
      PROVISION FOR INCOME TAXES                  1,737        2,812        4,065          4,932
      NET INCOME                                  3,028        5,679        7,167          8,668
      NET INCOME PER SHARE OF COMMON STOCK          .10          .18          .22            .27

      1995
      ----
      REVENUES                                 $ 57,645      $76,787      $68,053       $ 71,246
      GROSS PROFIT                               23,787       28,017       24,780         22,630
      INCOME BEFORE INCOME TAXES                  4,721        8,289        5,457          3,441
      PROVISION FOR INCOME TAXES                  1,808        2,886        1,776            999
      NET INCOME                                  2,913        5,403        3,681          2,442
      NET INCOME PER SHARE OF COMMON STOCK          .09          .17          .12            .08

NOTE J  GEOGRAPHIC INFORMATION
--------------------------------------------------------------------------------
Information about the Company's worldwide operations for 1996, 1995 and 1994 follows:

                                                                                         ADJUSTMENTS &
      (IN THOUSANDS)                                 UNITED STATES   EUROPE       ASIA    ELIMINATIONS    CONSOLIDATED
      ----------------------------------------------------------------------------------------------------------------
      1996
      ----
      SALES AND RENTALS TO UNAFFILIATED CUSTOMERS        $271,519   $62,011    $33,450                        $366,980
      INTERCOMPANY SALES                                   42,538    25,533      1,552         (69,623)
      TOTAL SALES AND RENTALS                             314,057    87,544     35,002         (69,623)        366,980
      EARNINGS BEFORE TAXES                                25,691    11,703        694                          38,088
      IDENTIFIABLE ASSETS                                 237,195    60,109     18,717                         316,021

      1995
      ----
      SALES AND RENTALS TO UNAFFILIATED CUSTOMERS        $194,941   $57,081    $20,329                        $272,351
      INTERCOMPANY SALES                                   33,974    19,684      1,000         (54,658)
      TOTAL SALES AND RENTALS                             228,915    76,765     21,329         (54,658)        272,351
      EARNINGS BEFORE TAXES                                15,174     5,248      1,486                          21,908
      IDENTIFIABLE ASSETS                                 181,027    53,326     12,444                         246,797

      1994
      ----
      SALES AND RENTALS TO UNAFFILIATED CUSTOMERS        $159,812   $39,189    $22,442                        $221,443
      INTERCOMPANY SALES                                   34,257    15,484      1,085         (50,826)
      TOTAL SALES AND RENTALS                             194,069    54,673     23,527         (50,826)        221,443
      EARNINGS BEFORE TAXES                                12,521     4,037      2,359                          18,917
      IDENTIFIABLE ASSETS                                 191,273    49,924     16,444                         257,641

Intercompany sales are transferred at prices that approximate those charged to third party distributors.

  International sales from all of the Company's operating locations are principally to the following geographic areas:

      (IN THOUSANDS)                      1996       1995       1994
      ----------------------------------------------------------------
      EUROPE                            $101,993   $ 83,496   $ 49,783
      ASIA AND AUSTRALIA                  57,702     45,480     38,761
      AFRICA AND MIDDLE EAST              30,418     21,217     18,544
      SOUTH AMERICA                       27,277     22,797     25,515
      CANADA                              16,606      8,539      7,401
      MEXICO                               4,483      1,125      3,438
      FORMER SOVIET UNION                  8,501      6,359      6,376
      MISCELLANEOUS                          107        174        276
      ----------------------------------------------------------------
                                        $247,087   $189,187   $150,094
      ================================================================

During 1996 sales to one customer amounted to $45,228,000. There were no sales to a single customer in 1995 and 1994 in excess of 10% of total sales.

NOTE K  ACQUISITION
--------------------------------------------------------------------------------

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

  The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition and operating results are included in the consolidated statements of income from the date of acquisition. Supplemental unaudited information is not presented for Rig Technology Limited because it would not have a material impact on previously reported results.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Varco International, Inc.

We have audited the consolidated balance sheets of Varco International, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varco International, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Orange County, California
February 12, 1997

STOCK INFORMATION

PRICE RANGE OF VARCO COMMON STOCK
--------------------------------------------------------------------------------

The following table sets forth for the periods indicated the high and low sale prices per share of Common Stock reported by the New York Stock Exchange. There were 1,433 holders of record of the Common Stock as of the close of business on March 1, 1997.

                  HIGH      LOW                         HIGH     LOW
---------------------------------------------------------------------
1996                                1995
FIRST QUARTER    12 7/8    8 3/4    FIRST QUARTER       7 3/4   6
SECOND QUARTER   18 7/8   12 1/8    SECOND QUARTER      9 1/2   7 5/8
THIRD QUARTER    19 3/8   14        THIRD QUARTER      11 7/8   8 1/8
FOURTH QUARTER   24 3/4   17 1/2    FOURTH QUARTER     12 7/8   8 3/8

DIVIDEND POLICY
--------------------------------------------------------------------------------

The payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock are restricted by the note agreement between Varco and its institutional lenders and Varco's revolving credit agreement with two financial institutions. Under the revolving credit agreement, which is generally the more restrictive, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of Varco's consolidated net income arising after January 1, 1992, computed on a cumulative basis. At December 31, 1996, the amount available for dividends and repurchases under the credit agreement was $16,640,000. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

  The Company has not paid a dividend on the Common Stock since 1982, and the Board of Directors presently has no plans to resume the payment of dividends.


ANNUAL MEETING
--------------------------------------------------------------------------------

The Varco International, Inc. 1997 Annual Meeting will be held May 20, 1997 at the Doubletree Hotel, 100 The City Drive, Orange, California. All shareholders are cordially invited to attend.


ANNUAL REPORT ON FORM 10-K
--------------------------------------------------------------------------------

The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, is available by writing to Donald L. Stichler, Controller-Treasurer, Varco International, Inc., 743 North Eckhoff Street, Orange, California 92868.

COMMON STOCK
--------------------------------------------------------------------------------

The Company's Common Stock is traded on the New York Stock Exchange under the symbol VRC.

TRANSFER AGENT & REGISTRAR
--------------------------------------------------------------------------------

Harris Trust Company of California
Los Angeles, California


E-MAIL
--------------------------------------------------------------------------------

investor-relations@ora.varco.com


WEB SITE
--------------------------------------------------------------------------------

http://www.varco.com

CORPORATE
HEADQUARTERS
-------------------------
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
(714) 978-1900

OPERATING UNITS
-------------------------
Martin-Decker/TOTCO
1200 Cypress Creek Road
Cedar Park, Texas  78613
(512) 331-0411

Shaffer
12950 West Little York
Houston, Texas  77041
(713) 937-5000

Thule Rigtech
South College Street
Aberdeen, Scotland
AB1 2LP

Varco BJ Oil Tools
Nijverheidsweg 45
4879 AP Etten-Leur
The Netherlands
and
12950 West Little York
Houston, Texas  77041
(713) 937-5000

Varco Drilling Systems
743 North Eckhoff Street
Orange, California  92868
(714) 978-1900


INDEPENDENT
ACCOUNTANTS
-------------------------
Ernst & Young LLP
Orange County


GENERAL COUNSEL
-------------------------
Pircher, Nichols & Meeks
Los Angeles


BOARD OF DIRECTORS
-------------------------
Walter B. Reinhold
Chairman of the Board

George Boyadjieff
President and
Chief Executive Officer
of the Company

George S. Dotson
President
Helmerich & Payne
International Drilling Co.

Talton R. Embry
Chairman
Magten Asset Management Co.

Andre R. Horn*
Chairman Emeritus
Needham & Company, Inc.

Maurice E. Jacques
Vice President
Varco Drilling Systems

Jack W. Knowlton*+
President
The Knowlton Co.

Leo J. Pircher
Partner
Pircher, Nichols & Meeks

Carroll W. Suggs
Chairman of the Board
Petroleum Helicopters, Inc.

Robert A. Teitsworth*+
Independent Oil & Gas
Producer

Eugene R. White
Retired Chairman of the Board
Amdahl Corporation

James D. Woods+
Chairman Emeritus and Consultant to
Baker Hughes Incorporated

* Member of the Audit Committee
+ Member of the Compensation Committee


VARCO
INTERNATIONAL, INC.
-------------------------

Walter B. Reinhold
Chairman of the Board

George Boyadjieff
President and
Chief Executive Officer

Marshall G. Bailey
Vice President

Robert J. Gondek
Vice President

Richard A. Kertson
Vice President -- Finance

Mark A. Merit
Vice President

Roger D. Morgan
Vice President

Michael W. Sutherlin
Vice President

Donald L. Stichler
Controller -- Treasurer
and Secretary


VARCO
DRILLING SYSTEMS
-------------------------
Roger D. Morgan
President

Wallace K. Chan
Vice President -- Finance

Brian L. Eidem
Vice President --
R&D Engineering

Jerry A. Gill
Vice President

Maurice E. Jacques
Vice President -- Marketing

Andrew P. Lesko
Vice President --
Application Engineering

James Gregory Renfro
Vice President --
Manufacturing

Michael Williams
Vice President -- Sales


VARCO BJ OIL TOOLS
-------------------------
Michael W. Sutherlin
President

Mark D. Galagaza
Vice President -- Western
Hemisphere Operations

James P. Lawler
Vice President --
Manufacturing

David B. Mason
Vice President --Product
Development

Robert R.D. deVries
Vice President --
Sales and Marketing

Rob C. Voesenek
Vice President -- Finance


MARTIN-DECKER/TOTCO
-------------------------
Robert J. Gondek
President

Clement G. Bleil
Vice President --
Manufacturing

Ellis Greg Hottle
Vice President --
International Operations

Charles A. Shamburg
Vice President -- Finance

Terry L. Tarvin
Vice President --
North American Operations

Keith A. Womer
Vice President --
Research and Development


SHAFFER
-------------------------
Mark A. Merit
President

Thomas E. Bishop
Vice President --
Sales and Service

John J. Clemens
Vice President --
Quality Assurance

E. J. Devine
Vice President -- Finance

Tri C. Le
Vice President --
Engineering

Lowell B. Stouder
Vice President --
Manufacturing


THULE RIGTECH
-------------------------
Marshall G. Bailey
Managing Director

R. Alan Oswald
Secretary

VARCO
Varco International, Inc.
743 North Eckhoff Street
Orange, California  92868

                                       42