Form 10-K, Exhibit 13
period 1997-12-31
VARCO INTERNATIONAL INC
filed 1998-03-26
CIK 102993

                                                                      EXHIBIT 13

VARCO INTERNATIONAL, INC.





1997 ANNUAL REPORT



VARCO
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868

With a sharp increase in the number of offshore rigs under construction, the demand for Varco's products has exploded. Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide and a leading developer of new technologies to enhance the safety and productivity of the drilling process. Varco's products include: integrated systems for rotating & handling pipe; pipe handling tools, hoisting & rotary equipment; drilling rig instrumentation; pressure control equipment; and solids control equipment & systems.

                CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS


(in thousands, except per share data and employees)

Years ended December 31,                                    1997       1996        1995        1994        1993

_________________________________________________________________________________________________________________

Revenues                                                  $545,789   $368,422    $273,731    $223,601    $193,480

Net income                                                  49,875     24,542      14,439      12,161       7,096

Diluted income per share                                       .76        .38         .23         .18         .11

Net income as a percent of revenues                            9.1%       6.7%        5.3%        5.4%        3.7%

Shares used in computing
 diluted income per share                                   65,201     63,463      63,145      67,134      66,877

Shareholders' equity                                       253,199    195,508     151,179     163,728     152,608

Return on average shareholders' equity                        22.7%      14.2%        9.2%        7.7%        4.8%

Capital expenditures                                        35,121     11,023      10,517       5,195       2,559

Number of employees                                          2,852      1,936       1,636       1,410       1,261

For unaudited selected quarterly financial data see Note 1 of Notes to Consolidated Financial statements.

To Our Shareholders, Customers and Employees

By any measure 1997 was an outstanding year for Varco International.

  Market conditions were more favorable than at any time in the past 15 years, enhancing the results that we were already realizing from aggressively pursuing our key strategies. Our position as the world's leading supplier of drilling equipment has been solidified, and our financial results are approaching our longer-term goals and expectations. We also made important progress in acquiring the physical and human resources necessary to support our future growth.


Financial Results

1997 Revenues grew 48 percent, to $545.8 million from $368.4 million in the prior year, and Net Income more than doubled, to $49.9 million, $.76 per share, from $24.5 million, $.38 per share, in 1996. Over the five years from 1993 to 1997, Revenues have grown at a compound annual rate of 26 percent while Net Income has increased at a 54 percent rate. The strength of the market in 1997 is even more dramatically evidenced by incoming orders which totaled $820.9 million, 72 percent above the $478.5 million booked last year.

  Other more broadly based measures of financial performance likewise reflected significant improvement. Pre-tax Cash Flow Return on Investment was 41.8 percent for 1997 versus 27.2 percent in 1996, and Return on Equity reached 22.7 percent as compared to 14.2 percent last year. For the first time in many years, we are generating rates of return which are competitive and which are approaching those we would expect during a period of significant growth.

In response to the increased demand we also took steps to expand our manufacturing capacity during 1997. We estimate that at the end of 1996 our capacity was approximately $450-500 million in annualized revenue. Twelve months later the equivalent figure is approaching $700 million. At December 31, 1997 our total employment was 2,852 as compared to 1,936 one year earlier. We intend to further increase both human and physical resources during 1998 to meet the requirements of our customers.

Strategies

In our 1990 report to shareholders, having endured the turmoil of the oilfield service industry depression of the 1980's, we first declared the goal of becoming the premier supplier of drilling equipment worldwide and articulated three key strategies we would employ to achieve that goal:

   . to continue developing new products which enhance the productivity and safety of the drilling process:

   . to expand the number and dollar value of products which Varco can supply to a drilling rig:

   . to ensure that our products meet the continually increasing quality expectations of our customers.

Creativity, perseverance and hard work on the part of each of our employees over the ensuing years have resulted in the effective execution of those strategies. A healthier market is enabling us to more fully capitalize on those efforts with stronger Revenue growth and dramatically improved financial results. Elsewhere in this report we

                         [PHOTO OF WALTER B. RINHOLD]

                         [PHOTO OF GEORGE BOYADJIEFF]

examine more specifically the measures of that goal achievement and the reasons why those strategies remain key to our continued success.

Outlook

  We believe that the fundamental economic factors which influence the industry remain closer to balance than they have been in more than a decade. Years of curtailed investment have gradually reduced supply, while demand has continued to grow. The recovery which the industry has experienced over the past 24 to 36 months is based on that movement toward balance, and we believe that it will lead to a phase of growth and expansion. This expectation is tempered, however, by the recognition that conditions in our industry rarely stay constant for long and that the road is not always a smooth one. If one needs a reminder, it has come in the form of an oil price decline beginning in the fourth quarter of 1997-an occurrence which few industry analysts anticipated. We believe this is a relatively short-term phenomenon and that the fundamental factors behind the market growth remain intact. However, we will continue to remain nimble in adjusting to challenges along the way.
  We appreciate the support of our shareholders, customers, employees and friends.

/s/ WALTER B. REINHOLD                   /s/ GEORGE BOYADJIEFF

Walter B. Reinhold                       George Boyadjieff
Chairman                                 President and Chief Executive Officer

March 10, 1998

                             [CHARTS APPEAR HERE]

From the rig crown to the ocean floor, Varco is the leading supplier of drilling products and systems for the deep water rigs under construction or retrofit. The strong demand for what Varco provides derives from its persistent development over recent years of advanced products & systems, anticipating the future.

                             [CHARTS APPEAR HERE]

OPERATIONS REVIEW

Industry Trends

The oil service industry recovery, which began approximately two and a half years ago, continued to gain momentum during 1997. This upturn is the result of economic conditions which are more favorable than they have been for several years.

  Oil and natural gas prices are an important influence on the health of the industry, and they provided a positive influence during 1997. Generally, they were high enough to stimulate increased exploration and development spending by oil companies and low enough to encourage higher worldwide energy consumption. Oil prices averaged approximately $20.50 during 1997, down somewhat from the average of $22.10 in 1996, but above the $18.40 for 1995. Average gas prices of $2.50 per thousand cubic feet were essentially unchanged from those of 1996 and significantly higher than the $1.45 average of 1995.

  In this environment, Salomon Smith Barney's Annual Survey and Analysis of Worldwide Oil and Gas Exploration and Production Expenditures indicates that major and independent oil companies increased spending by an estimated 19 percent in 1997, following increases of 15 percent for the prior year and nine percent in 1995. The recent spending levels are the highest in several years, which is significant because these expenditures translate directly into potential revenue for oil service and equipment companies. Additionally, the survey indicates that these oil companies are continuing to direct a greater portion of their investment dollars to the offshore areas of the world.

  The increase in offshore drilling initially sparked the current industry upturn, beginning in mid-1995. Utilization of the worldwide mobile offshore rig fleet averaged 84 percent for 1995, at that time the highest annual rate since 1982. Over each of the past two years, the utilization rate has increased further, to 90 and 94 percent in 1996 and 1997, respectively. Additionally, the effective utilization of certain categories of offshore rigs, particularly those capable of drilling in deep water and/or hostile environments, is 100 percent. As a result, plans to increase the mobile offshore rig fleet by approximately 55 rigs, or nine percent, over the next three years have been announced. This improvement in the offshore market is particularly influential because it increases demand for more advanced technologies and services, which provide enhanced revenue and profit growth potential for oil service companies.

                             [CHART APPEARS HERE]

  A strengthening of the land drilling market, particularly in the United States and Canada, has aided the recovery over the past 12 months. In particular, an increase in gas drilling pushed the U.S. land rig count to its highest level in seven years.

  In summary, 1997 was a very good year for the oil service industry -- the best in more than a decade. Toward the end of the year and continuing into early 1998, however, certain economic and political events combined to exert downward pressure on oil prices. Currency problems and the potential for slower economic expansion in parts of Asia have raised questions about the rate of growth in energy demand in the short term. An OPEC announcement of increased output quotas, together with ongoing uncertainty about the return of Iraqi oil to world markets, has compounded these concerns. As a result, oil prices have traded in the $15-17 range in the early weeks of 1998.

  Despite these issues, the overall outlook for the industry remains positive. The most recent Salomon Smith Barney Survey indicates that oil companies are planning to increase exploration and production spending by 11 percent in 1998. While this would be less than the actual increases of the past two years, except for last years survey, it is higher than any budgeted increase in 10 years.

  The conditions which initiated the current business upturn generally remain in place, as several years of gradual but steady increases in demand, together with a reduction in supply created by downsizing and decreased investment, have resulted in significantly improved economics throughout the industry.


Market Conditions

The increased exploration and production spending by oil companies has resulted in a stronger market for oil service companies. With higher utilization and day rates, drilling contractors are realizing their best financial results in 15 years. Oilfield service and equipment suppliers are likewise experiencing increased demand, leading to significantly improved financial performance.

  The impact on Varco is threefold:

  . Increased drilling activity has stimulated sales of spare and replacement parts and equipment;
  . Stronger cash flows on the part of drilling contractors have increased investment in upgrading existing rigs;
  . Demand for "premium" offshore rigs, particularly those capable of drilling in deep water, has stimulated the building of new rigs.

  The third element is the most significant. Following a dozen years in which offshore rig construction was dormant, the scheduled delivery of 15-20 rigs per year over the next three or so years represents a substantial growth opportunity. Of the total drilling equipment "package" for a new offshore rig, Varco has the potential to provide a larger portion than any other supplier.

In addition, such rigs are strong candidates to employ Varco's newer technology products. Therefore, although this level of offshore rig additions is modest as compared to both the overall fleet size and its growth during the decade of the 1970's, it is generating substantial increases in Varco's order bookings and Revenue.

                             [CHART APPEARS HERE]

Varco International
Varco operates through five independent but complementary Divisions, each providing a portion of the equipment and systems which are integral to the drilling process. When sold as replacement equipment or as a typical upgrade to an existing rig, the products of each Division are usually purchased independently. However, when equipping a new rig or providing a major retrofit of an existing offshore rig, Varco products and systems are frequently sold as a "package" which may involve some level of physical and electronic integration.
  Although Varco products are used both offshore and onshore, the cost and complexity of offshore drilling requires a substantially greater investment in drilling equipment. Additionally, drilling in extremely deep water from a floating rig, such as a semi-submersible or drillship, requires significantly more equipment than a jackup rig or fixed platform. For example, the value of the equipment which Varco could potentially supply to a deep water rig is approximately $50 million, as compared to approximately $19 million for a harsh environment jackup or platform rig. By comparison, a typical new land rig would create a potential of approximately $3 million of revenue for Varco.
  While Varco's five Divisions are all influenced primarily by general industry and market conditions, each is also uniquely affected by factors specific to its primary markets and products.

Varco Drilling Systems designs and manufactures systems and equipment for rotating and handling the various types and sizes of pipe used on a drilling rig. Its products are designed to make the drilling process more productive and safer. At the time of their introduction, Varco Drilling Systems' products have typically represented innovative new methods for performing critical drilling functions.
  The principal products of the Drilling Systems Division are the Top Drive Drilling System ("TDS") and pipe handling systems. Introduced in 1982, the TDS is recognized as a more productive means of drilling an oil or gas well than the traditional rotary table. Although its initial application was primarily offshore and high-cost land drilling where the initial investment could be more quickly returned, more recently the TDS concept has gained acceptance in conventional land drilling.
  Currently, Varco's sales of the TDS are primarily influenced by the construction of new offshore rigs, retrofitting of land rigs and existing offshore rigs, and replacement of previously sold units with newer, upgraded models. To a lesser extent, revenue is derived from the rental of TDS units, particularly in the North American land drilling market.

                             [CHART APPEARS HERE]

  Pipe handling systems are automated or semi-automated devices which provide both vertical and horizontal pipe handling. Vertical pipe racking systems are used to move sections of pipe between the storage ("racking") area on the rig floor and the well center, and to provide the spinning and torquing functions necessary to couple and uncouple sections of pipe. Horizontal pipe racking systems are used to handle various sizes and types of pipe while stored on the pipe deck of an offshore rig, transport pipe sections up to the rig floor, and raise them to a vertical position from which they are passed to a vertical racking system.
  Automated pipe handling systems were introduced by Varco in 1987 and most units sold to date have been for new offshore rigs. Although new rig construction remains the predominant market, interest in retrofitting existing rigs has increased recently.
  Revenues of the Drilling Systems Division were $165.5 million in 1997, up 41 percent from $117.7 million in 1996. Order bookings more than doubled year-over-year, totaling $287.4 million for 1997 versus $137.7 million in the prior twelve months. This substantial increase in orders is primarily attributable to automated pipe handling systems and related equipment for new offshore rigs.
  Varco BJ Oil Tools manufactures a complete line of conventional drilling rig tools and equipment. It has evolved from the combination of original Varco products with several complementary and competitive product lines acquired over the past 10 years. Examples of Varco BJ Oil Tools' products include: elevators, devices which hold pipe while it is being lifted from, or lowered into, the bore hole; slips, which grip pipe and hold it in suspension while in the well; the spinning wrench, a pneumatic or hydraulic powered device used to screw together and unscrew threaded pipe connections; manual tongs, used to make up or break out connections; and casing elevators and spiders, gripping devices used to hold heavy sections of casing while being lowered into the well. Many of these products were original Varco innovations at the time of their introduction, and Varco BJ is regarded as the industry leader in providing quality and reliable oil tool products.
  As the Varco product line has moved toward automation and the elimination of personnel from the rig floor, Varco BJ Oil Tools' products have evolved to facilitate this result by providing mechanization and remote activation to tools previously operated manually. While products with these capabilities would be considered mandatory when used in conjunction with a fully automated pipe handling system, they also provide sufficient safety and efficiency benefits that they are also sold independently for upgrading existing rigs.
  Revenues of the Varco BJ Oil Tools Division totaled $68.9 million for 1997, 28 percent above the $53.8 million of a year ago. Incoming orders were $99.4 million for the past twelve months, 77 percent higher than the $56.3 million booked last year. The year-to-year increase in Revenues and orders is attributable to increased worldwide drilling activity; improved financial results on the part of drilling contractors, encouraging the replacement and upgrading of older equipment; and the increase in offshore rig construction. The latter factor has had a greater impact on order bookings than Revenues, as these orders tend to be placed well in advance of their required delivery dates.

                             [CHART APPEARS HERE]

Martin-Decker/TOTCO ("OM/D TOTCO") designs and sells computer-based drilling information and control systems, as well as conventional drilling rig instrumentation. Instrumentation systems, at a minimum, consist of sensors which monitor and measure various data relevant to drilling operations and an output or display device. Their basic purpose is to provide the driller and other rig personnel with the information necessary to operate the drilling rig. In recent years, the drilling industry has moved from basic instrumentation, such as hydraulic sensors and analog gauges, toward computer-based information and control systems designed to make the drilling process safer and more efficient.
  Leading that transition, M/D TOTCO introduced the TOTAL system in 1991. It consists of sensors, a Data Acquisition Unit ("DAQ") or computer processor, graphical output devices, and data storage and transmission capability. In its basic form, TOTAL collects data and presents it to the driller in an individually configurable graphic or digital format, while also storing it for subsequent analysis. More advanced capabilities include software applications that analyze and interpret the data to assist rig personnel in optimizing drilling operations and anticipating and avoiding potential problems.
  In 1997 M/D TOTCO introduced a product called SWIFT ("Secure Wellsite Information Forwarding Technology") which provides for the transmission of drilling information collected at the rig site to a remote location over the Internet, thus creating a closer linkage between the drilling operation and those responsible for its management.
  In 1997 M/D TOTCO also introduced the Varco Integrated Control and Information System ("V-ICIS"), a computer-based system which combines the physical control of all of Varcos automated equipment, and potentially that of third parties, into a common, user-friendly system which also incorporates the analytical capabilities of the TOTAL system. The initial system will be delivered in early 1998.
  Like Varco's other Divisions, M/D TOTCO's revenues are influenced by the overall level of drilling activity, rig upgrade and refurbishment, and new rig construction. In general, the nature of its products have caused the first two of these elements to have a relatively greater impact on M/D TOTCO than on Varco as a whole. Its Revenues were $90.6 million in 1997, an increase of 46 percent from $62.2 million a year ago; and order bookings of $100.6 million were 57 percent above the $64.0 million recorded in 1996.

                             [CHART APPEARS HERE]

  Shaffer manufactures and sells pressure control and motion compensation equipment. Pressure control equipment includes Blowout Preventers ("BOP's") and the control systems that enable their remote activation; and riser, large diameter pipe used to connect a floating offshore rig (semi-submersible or drillship) to the ocean floor. Motion compensation equipment is used on floating rigs to offset the effect of wind and wave action on the drilling process.
  Shaffer has experienced dramatic growth over the past three years as a result of the increase in deepwater drilling (in excess of 3,000 feet) and the demand for rigs having such capability. Early in that period Shaffer benefited from rig owners upgrading the water depth capacity of existing rigs, and more recently from the building of new deepwater rigs. The impact on Shaffer of either is substantial, as a new deepwater rig requires equipment of the type supplied by Shaffer valued in excess of $30 million, and a major upgrade offers a potential of approximately half that figure. In the 10 or so years preceding 1995 there was almost no new investment in rigs of this type; consequently the recent increase in demand has caused Shaffer's orders and revenues to increase dramatically.
  Revenues were $206.5 million in 1997, versus $123.8 million in the prior year. The increase in orders was even more dramatic, as 1997 order bookings totaled $311.1 million, versus $211.5 million last year. This increase in Revenues and orders is directly attributable to the explosive growth of deepwater drilling and the resultant upgrading and construction of rigs capable of such drilling.

Thule Rigtech designs and sells solids control equipment and fluid handling systems. During drilling operations drilling fluid ("mud") is circulated through the well bore to contain formation pressure, lubricate the drill bit, and return cuttings to the surface. Rigtech's revenues result primarily from the sale of solids removal equipment, primarily shale shakers, which remove cuttings ("solids") from the drilling fluid so that it may be re-circulated, and from the sale of spare and expendable parts for such equipment.
  Rigtech has also developed equipment and systems which automate the process of handling drilling fluids on a drilling rig ("Automated Mud System" or "AMS"). Included are devices which monitor and control the mixing of drilling fluids, the dispensing of chemical additives, and the movement of fluids between mixing hoppers, the mud pits (from which it is pumped into the bore hole), and back through the cleaning process. During 1997 Thule Rigtech booked orders for three automated systems, the first since the prototype was introduced in 1993.
  Rigtech's Revenues were $13.4 million in 1997 versus $9.4 million in 1996, and order bookings totaled $22.5 million as compared to $9.0 million last year. Of the increase in order bookings, approximately $5.3 million is attributable to the three AMS orders.
     Thule Rigtech is based in Aberdeen, Scotland and was a privately held company prior to its acquisition by Varco in 1994. Although it enjoys a very substantial share of the North Sea market, Rigtech has a relatively small share of the overall worldwide solids control market. Through a combination of product development and geographic expansion it is Varco's goal to expand considerably that market position.


Financial Review

     1997 Revenue of $545.8 million represents an increase of 48 percent from $368.4 million in 1996; this follows the 35 percent growth experienced in 1996 over 1995. Incoming orders grew even more rapidly. Order bookings of $820.9 million for 1997 were 72 percent higher than the 1996 total of $478.5 million, which was 62 percent above $294.9 million for 1995. As indicated below, the recent order level exceeds our current manufacturing capacity.
     Operating Income (Earnings Before Interest and Taxes) as a percentage of Revenue increased to 14.6 percent in 1997, from 11.1 percent and 9.2 percent in 1996 and 1995, respectively. For 1997 this represents 22c of additional Operating Income for each $1.00 of Revenue above the 1996 levels, a result that falls within our range of expectations. Net Income for 1997 was $49.9 million, $.76 diluted per share, and represented 9.1 percent of Revenues; for 1996 the comparable figures were $24.5 million, $.38 diluted per share, and 6.7 percent.

                             [CHART APPEARS HERE]

     The average net investment (Shareholders' Equity plus Debt less Cash) was $232 million for 1997, representing $2.36 of Revenue per $1.00 of investment; the comparable figures for 1996 were $203 million and $1.82. The fact that Revenues increased significantly year-to-year with a relatively lower increase in investment is primarily attributable to customer deposits which totaled $79.1 million at December 31, 1997. These deposits more than funded the increase in working capital associated with the higher Revenue level. The combination of improved profitability and low incremental investment increased cash flow (Earnings Before Interest, Taxes, Depreciation and Amortization) return on average net investment to 42.5 percent in 1997, from 27.1 percent in 1996.
     During 1997 we invested approximately $25 million in capacity expansion, primarily in additional machine tools. The result was to increase our manufacturing capacity from an estimated $450-500 million of annualized Revenue at the end of 1996 to approximately $675-700 million at year-end 1997. It is our intention to further increase manufacturing capacity to an annualized rate of approximately $800-850 million by the end of 1998.

                       CONSOLIDATED FINANCIAL STATEMENTS


                                      16

                 Five-Year Financial and Operating Highlights


                                      17

                Management Report of Financial Responsibilities


                                      18

        Management's Discussion and Analysis of Financial Condition and

                             Results of Operations


                                      23

                          Consolidated Balance Sheets


                                      24

                       Consolidated Statements of Income


                                      25

                Consolidated Statements of Shareholders' Equity


                                      26

                     Consolidated Statements of Cash Flows


                                      27

                  Notes to Consolidated Financial Statements


                                      37

                        Report of Independent Auditors


                                      38

                               Stock Information

                 FIVE-YEAR FINANCIAL AND OPERATING HIGHLIGHTS

(in thousands, except per share data and employees)

Years ended December 31,                                          1997       1996       1995     1994/(1)/  1993/(1)/

Summary of Operations
Revenues                                                        $545,789   $368,422   $273,731   $223,601   $193,480
Gross profit                                                     196,969    125,816     99,214     86,761     72,010
Research and development                                          21,084     14,331     13,156     11,438      9,479
Selling, general and administrative expenses                      96,398     70,891     61,014     53,798     48,423
Interest expense                                                   3,683      3,948      4,516      4,766      5,010
Income before income taxes                                        76,696     38,088     21,908     18,917     10,811
Income taxes                                                      26,821     13,546      7,469      6,756      3,715
Net income                                                        49,875     24,542     14,439     12,161      7,096
As a percent of revenues                                             9.1%       6.7%       5.3%       5.4%       3.7%
Return on average shareholders' equity                              22.7%      14.2%       9.2%       7.7%       4.8%
====================================================================================================================

Per share of common stock /(2)/
Basic income per share                                               .78        .39        .23        .18        .11
Diluted income per share                                             .76        .38        .23        .18        .11
Book value per share                                                3.95       3.09       2.51       2.46       2.29

Year-end financial position
Working capital                                                  136,151    120,246     89,187    112,342    113,241
Current ratio                                                        1.7        2.4        2.5        3.4        3.9
Property and equipment - net                                      92,075     62,312     50,622     47,659     47,241
Total assets                                                     471,129    316,021    246,571    257,641    248,021
Long-term debt                                                     9,520     22,715     29,539     39,349     49,164
Shareholders' equity                                             253,199    195,508    151,179    163,728    152,608
Long-term debt as percent of
 total capitalization                                                3.6%      10.4%      16.3%      19.4%      24.4%
====================================================================================================================

Other
Capital expenditures                                              35,121     11,023     10,517      5,195      2,559
Depreciation and amortization                                     16,971     13,249     12,347     10,996     10,687
Number of employees                                                2,852      1,936      1,636      1,410      1,261
Shares used in computing
  basic income per share /(2)/                                    63,650     62,181     62,610     66,750     66,374
Shares used in computing
  diluted income per share /(2)/                                  65,210     63,463     63,145     67,134     66,877
====================================================================================================================

(1) Includes the acquisitions of Metrox as of August 17, 1993 and Rig Technology Limited as of November 30, 1994.

(2) The income per share amounts prior to 1997 have been restated, as required, to comply with Statement of Financial Accounting Standard No. 128, Earnings per Share, and the number of shares used in those calculations have been adjusted to give effect to the Company's 1997 two-for-one stock split.

See notes to consolidated financial statements.

                MANAGEMENT REPORT OF FINANCIAL RESPONSIBILITIES


The management of Varco International, Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.
     In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system includes a program of financial and operational reviews by a professional corporate staff and the independent auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. Management believes that, as of December 31, 1997, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.
     The Board of Directors, through its Audit Committee composed solely of non-employee directors, reviews the Company's financial reporting and accounting practices. The Audit Committee recommends to the Board of Directors the selection of independent auditors and reviews their fee arrangements. It meets periodically with the independent auditors and management to review the work of each and the propriety of the discharge of their responsibilities. The independent auditors have full and free access to the Audit Committee, without management present, to discuss auditing and financial reporting matters.

/s/ George Boyadjieff                     /s/ Richard A. Kertson

George Boyadjieff                         Richard A. Kertson
President & Chief Executive Officer       Vice President - Finance & Chief
                                          Financial Officer

February 12, 1998


            CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES

                         LITIGATION REFORM ACT OF 1995

In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Annual Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, customer orders, backlog, operating trends, industry trends, manufacturing capacity, and expectations for funding capital expenditures and operations in future periods. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas, changes in capital spending by companies in the oil and gas industry for exploration, development and equipment, management of accelerating growth, competitive pressures, technological and structural changes in the industry, litigation and environmental laws. The risks and uncertainties inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

                             RESULTS OF OPERATIONS


Background
The business of the Company depends primarily upon the level of worldwide drilling activity, particularly offshore drilling activity. The level of drilling activity can be influenced by numerous factors, including economic and political conditions, the prices of oil and gas, finding and development costs of oil companies, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.
     The price of oil has averaged approximately $20.50, $22.10 and $18.40 a barrel for 1997, 1996 and 1995, respectively. The price of natural gas has averaged approximately $2.50, $2.50 and $1.45 per thousand cubic feet for 1997, 1996 and 1995, respectively. The improved commodity prices have resulted in improved profits and cash flows for oil companies. Due in part to these stronger financial results, oil companies have increased exploration and production expenditures, leading to increased drilling activity. Towards the end of 1997 the price of oil began to decline and for the first two months of 1998 has ranged between $15 and $18 per barrel. If the price of oil remains at this level, it could negatively impact the level of worldwide drilling activity.
     Rig counts, as reported by industry sources, for each of the past three years are summarized in the following table:

                                                      1997    1996    1995

---------------------------------------------------------------------------
     Approximate Average Annual Rig Count:
     WORLDWIDE AVERAGE RIG COUNT                      2,126   1,836   1,712
      UNITED STATES & CANADA AVERAGE RIG COUNT        1,317   1,043     953
      INTERNATIONAL AVERAGE RIG COUNT                   809     793     759
     APPROXIMATE AVERAGE NUMBER OF OFFSHORE RIGS
      UNDER CONTRACT                                    606     550     542

Overall drilling activity, as reflected by the average number of rigs drilling worldwide, grew by approximately 16% in 1997, reaching its highest level in six years. Significant in its impact on the Company is the increased worldwide utilization of offshore rigs (rigs under contract as a percent of available rigs), which was driven both by increased demand and by a continually shrinking supply of available offshore rigs. Utilization rates were 94%, 90%, and 84% for the years 1997, 1996 and 1995, respectively. Each of these utilization rates is at a higher level than any year since 1982. The higher utilization has been accompanied by increasing day rates and longer contract periods, particularly among the "premium" offshore rigs. This has resulted in increased cash flow for the Company's major customers, the drilling contractors, and in the announcement of plans to increase the mobile offshore rig fleet by approximately 55 rigs over the next three years.

Results of Operations
The Company operates principally in the oil and gas well drilling equipment segment of the oilfield service industry. Set forth below are the annual net orders for the Company's five Divisions which serve this segment.


     (in thousands)                  1997       1996       1995

     ----------------------------------------------------------
     Net Orders
     VARCO DRILLING SYSTEMS      $287,435   $137,722   $ 95,519
     VARCO BJ OIL TOOLS            99,379     56,308     42,252
     MARTIN-DECKER/TOTCO          100,602     63,950     57,967
     SHAFFER                      311,052    211,539     88,961
     THULE RIGTECH                 22,452      8,969     10,242
     ----------------------------------------------------------
      TOTAL                      $820,920   $478,488   $294,941
     ==========================================================

Order bookings increased $342.4 million, 72%, in 1997 as compared to 1996 and increased $183.5 million, 62%, in 1996 as compared to 1995. These increases are primarily due to orders associated with the upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Shaffer and Drilling Systems Divisions. During 1997 and 1996 Shaffer secured several orders to provide pressure control, motion compensation and related equipment, and Drilling Systems obtained several orders to provide vertical and horizontal pipe handling systems and Top Drive Drilling Systems ("TDS's") to these rigs. The increase in order bookings for the Varco BJ Oil Tools and Martin-Decker/TOTCO Divisions also resulted, in part, from the offshore rig upgrades and new construction. Thule Rigtech's 1997 increase is primarily due to increased sales of "Automated Mud Systems" to such rigs.

     In addition to the construction and upgrading of offshore drilling rigs, Varco benefited from increased sales of spare and replacement parts and service related to the increase in worldwide drilling activity. The Company estimates that approximately 20% to 25% of its order growth in each of the years 1997 and 1996 is attributable to such increase.
Set forth below are the annual revenues for the Company's five Divisions.

     (in thousands)                  1997       1996       1995

     ----------------------------------------------------------
     Revenues
     VARCO DRILLING SYSTEMS      $165,510   $117,658   $101,440
     VARCO BJ OIL TOOLS            68,931     53,830     41,663
     MARTIN-DECKER/TOTCO           90,601     62,227     58,013
     SHAFFER                      206,483    123,846     60,925
     THULE RIGTECH                 13,372      9,419     10,310
     ----------------------------------------------------------
      TOTAL                      $544,897   $366,980   $272,351
     ==========================================================

     The Company's revenues increased by $177.9 million, 48% in 1997 as compared to 1996, with the Shaffer and Drilling Systems Divisions accounting for $130.5 million of this increase. Approximately 70% of the increase of each of these Divisions is due to the delivery of equipment for offshore rig upgrades and construction and the remainder is due to the overall drilling activity increase. Martin-Decker/TOTCO's and Varco BJ Oil Tools', revenues increased $28.4 and $15.1 million, respectively. Approximately 55% of these increases are related to the overall drilling activity increase with the balance due to upgrades and rig construction.
     The Company's revenues increased by 35% in 1996 to $367.0 million, from 1995 revenues of $272.4 million. The Shaffer Division's revenues demonstrated the largest increase, to $123.8 million from $60.9 million in 1995. Approximately 70% of this increase was due to the offshore rig upgrades, and the balance was due to the overall increase in drilling activity. Drilling Systems' revenue increase reflected the general increase in offshore drilling activity, together with increased sales of the land Top Drive System ("TDS-9S") introduced in 1995. The increase in revenues for Varco BJ Oil Tools was primarily the result of the higher level of overall drilling activity.
     The Company's backlog of unshipped orders was $462.9 million at December 31, 1997 as compared to $186.9 million at December 31, 1996 and $75.4 million at December 31, 1995. Orders for new rigs and major upgrades generally include the Company's longer lead-time products. Therefore, the average lead-time of the products included in the December 31, 1997 backlog is longer than in prior years. The Company expects that approximately 90% of the backlog will be shipped by December 31, 1998. At December 31, 1997 the Company had received $67.7 million in customer cash deposits related to orders included in backlog. In addition to, and not included in the December 31, 1997 backlog, the Company has received non-binding letters of intent for 1999 deliveries totaling $107.5 million against which the Company has received cash deposits of $11.4 million. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.
     Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the Company were 36.2% for 1997, 34.3% for 1996 and 36.4% for 1995. The higher 1997 margins were a result of improved margins at Drilling Systems, Varco BJ Oil Tools and Martin-Decker/TOTCO. These improvements favorably impacted consolidated margins by 3.2% as their combined margins improved from 38.9% in 1996 to 43.9% in 1997. Price increases accounted for approximately two-thirds of this improvement with the remainder attributable to the favorable Dutch Guilder exchange rate lowering dollar cost at Varco BJ Oil Tools' Netherlands manufacturing facility and to cost reductions. This improvement was partially offset by the larger percentage increase in Shaffer's revenue and by lower margins at the Shaffer Division. Shaffer's products carry lower gross margins (due principally to price competition) than the combined gross margins of the other Divisions. In addition, Shaffer's 1997 margins were negatively impacted by high initial costs on some of its newer products. The margin decline in 1996 as compared to 1995 was primarily the result of the large increase in Shaffer's revenue. The combined gross margin for the other Divisions was 38.9% for both 1996 and 1995.
     The Company believes that new product development is significant to its future growth. Research and development expenses were $21.1 million, $14.3 million and $13.2 million for the years 1997, 1996 and 1995 respectively, and represented 3.9%, 3.9% and 4.8% of revenue, respectively, for those years. The Company expects that research and development expenses will continue at approximately 4.0% to 4.5% of revenue in 1998.
     Selling, general and administrative expenses were $96.4 million in 1997 (17.7% of revenues) as compared to $70.9 million in 1996 (19.3% of revenues) and $61.0 million (22.4% of revenues) in 1995. The increase in 1997 as compared to 1996 resulted primarily from increases in employment related costs. The increase in 1996 as compared to 1995 was mostly due to selling and marketing expenses associated with increased revenue levels.
     At December 31, 1997 overall Company employment was 2,852 (including 415 temporary employees) as compared to 1,936 (including 220 temporary employees) at December 31, 1996.
     The Company's effective income tax rate was 35.0% in 1997 as compared to 35.6% in 1996 and 34.1% in 1995. The lower effective income tax rates in 1997 and 1995 as compared to 1996 resulted from lower foreign taxes.


Liquidity and Capital Resources

At December 31, 1997 the Company had cash and cash equivalents of $39.8 million as compared to $5.8 million at December 31, 1996. This increase was due to an increase in customer cash deposits on future shipments from $2.7 million at December 31, 1996 to $79.1 million at December 31, 1997.
     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The remaining $20.0 million principal balance of the Senior Notes is payable in two equal installments on June 30, 1998 and June 30, 1999.
     On June 27, 1997 the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. Proceeds from the initial advances were used repay borrowings under a previous credit agreement with Citicorp USA, Inc. and Citibank, N.A and for the June 30, 1997 principal and interest payment on the Senior Notes. At December 31, 1997 there were no advances and $18.1 million in letters of credit outstanding under this facility.
     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis.
     On November 6, 1997 the Board of Directors of the Company declared a two-for-one stock split of its Common Stock, payable in the form of a 100% stock dividend on December 4, 1997 to shareholders of record at the close of business on November 20, 1997.
     Working capital was $136.2 million at December 31, 1997 compared to $120.2 million at December 31, 1996. The Company's current ratio has decreased from 2.4 to 1.0 at December 31, 1996 to 1.7 to 1.0 at December 31, 1997 and long-term debt as a percentage of total capitalization decreased to 4% at December 31, 1997 from

10% at December 31, 1996. The increase in working capital is due to the higher level of receivables and inventory to support the Company's higher revenue levels. The lower current ratio is primarily due to the impact of including the $79.1 million of customer deposits in current liabilities. Most of these funds will be used to fund future working capital needs. The lower debt to total capitalization ratio is primarily due to the June 30 principal payment on the Senior Notes.
     Additions to the Company's equipment held for rental amounted to $11.5 million in 1997 and are primarily due to an increase in Martin-Decker/TOTCO's rental fleet and the addition of TDS-9S units to Varco Drilling Systems' rental fleet.
     Capital expenditures were $35.1 million in 1997 as compared to $11.0 million in 1996. The 1997 increase in capital expenditures was primarily due to the purchase of additional machine tools to increase manufacturing capacity. The Company expects to increase its capital expenditures in 1998 to approximately $40 million, primarily for machinery and equipment to increase manufacturing capacity. The Company believes that its December 31, 1997 cash and cash equivalents, amounts available under its credit facility and income from operations will be sufficient to meet its capital expenditures and operating cash needs and the principal payment on the Senior Notes in 1998.

Year 2000 compliance
The Company is reviewing its computer programs and systems worldwide and has developed a task force to ensure that the programs and systems will function properly and be Year 2000 compliant. In this process, the Company expects to replace some existing systems and upgrade others. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. The estimated cost of these efforts are not expected to be material to the Company's financial position or any year's results of operations.

Recently Issued Accounting Standards
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the reporting and displaying of comprehensive income and its components. The effect of adopting SFAS No. 130 will be the inclusion of foreign currency translation gains and losses as a component of comprehensive income.
     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information" which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements retroactively in 1998. Management has not completed its review of SFAS 131.

                          CONSOLIDATED BALANCE SHEETS

(in thousands)

December 31,                                                                       1997      1996

----------------------------------------------------------------------------------------------------
ASSETS

Current Assets
Cash and cash equivalents                                                        $ 39,827   $  5,794
Receivables - principally trade, less allowances for
  doubtful accounts of $2,121 (1997) and $1,756 (1996)                            142,324     95,160
Inventories - Note B                                                              131,971     91,873
Deferred tax assets - Note D                                                       12,723      9,678
Prepaid expenses                                                                    4,673      4,157
----------------------------------------------------------------------------------------------------
    Total Current Assets                                                          331,518    206,662
Property, plant and equipment - at cost,
  less accumulated depreciation - Note C                                           73,862     48,711
Rental equipment - at cost less accumulated depreciation                           18,213     13,601
Cost in excess of net assets acquired, less accumulated
  amortization of $7,415 (1997) and $6,493 (1996)                                  34,609     35,879
Other assets                                                                       12,927     11,168
----------------------------------------------------------------------------------------------------
    Total Assets                                                                 $471,129   $316,021
====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable - principally trade                                             $ 53,394   $ 37,815
Customer deposits                                                                  79,068      2,696
Accrued payroll and related costs                                                  22,367     13,397
Accrued warranty                                                                    5,490      4,067
Taxes payable                                                                       8,874      5,853
Other accrued liabilities                                                          16,174     12,588
Current portion of long-term debt - Note E                                         10,000     10,000
----------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                     195,367     86,416
Long-term debt, less current portion - Note E                                       9,520     22,715
Postretirement obligations - Note H                                                 6,561      6,087
Other non-current liabilities                                                       6,482      5,295
----------------------------------------------------------------------------------------------------
    Total Liabilities                                                             217,930    120,513

Shareholders' equity - Note F
Preferred Stock: 10,000,000 shares authorized, none issued and outstanding
Common Stock: 80,000,000 shares authorized, 64,171,744 (1997) and
  63,199,232 (1996) issued and outstanding, stated value                           54,540     53,568
Additional paid-in capital                                                         96,682     89,965
Retained earnings                                                                 101,977     51,975
----------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                                    253,199    195,508
Commitments and contingencies - Note G
  Total Liabilities and Shareholders' Equity                                     $471,129   $316,021
====================================================================================================

See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

Year Ended December 31,                                       1997       1996       1995

----------------------------------------------------------------------------------------
Revenues
Net sales                                                 $500,067   $336,120   $247,114
Rental income                                               44,830     30,860     25,237
Other income                                                   892      1,442      1,380
----------------------------------------------------------------------------------------
                                                           545,789    368,422    273,731
Costs and expenses
Cost of sales                                              334,729    231,792    165,835
Cost of rental income                                       13,199      9,372      7,302
Selling, general and administrative expenses                96,398     70,891     61,014
Research and development costs                              21,084     14,331     13,156
Interest expense                                             3,683      3,948      4,516
----------------------------------------------------------------------------------------
                                                           469,093    330,334    251,823
----------------------------------------------------------------------------------------
Income before income taxes                                  76,696     38,088     21,908
Income taxes - Note D                                       26,821     13,546      7,469
----------------------------------------------------------------------------------------
Net income                                                $ 49,875   $ 24,542   $ 14,439
========================================================================================

Basic income per share                                    $    .78   $    .39   $    .23
========================================================================================
Shares used in basic income per share calculations          63,650     62,181     62,610
========================================================================================
Diluted income per Share                                  $    .76   $    .38   $    .23
========================================================================================
Shares used in diluted income per share calculations        65,201     63,463     63,145

See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(in thousands)                                                      Common Stock
                                                               Issued and Outstanding   Additional
                                                               ----------------------     Paid-in   Retained
Year Ended December 31, 1997, 1996 and 1995                     Shares        Amount      Capital   Earnings     Total

------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                                    66,671       $57,039    $ 68,858   $ 37,831    $163,728
Net income                                                                                            14,439      14,439
Common Stock issuances                                              680           680       1,489                  2,169
Common Stock repurchased                                           (727)         (727)        364     (3,020)     (3,383)
Self tender                                                      (6,301)       (6,301)      3,150    (23,025)    (26,176)
Unrealized gains on investments                                                                          462         462
Foreign currency translation adjustment                                                                  (60)        (60)

------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                                    60,323        50,691      73,861     26,627     151,179
Net income                                                                                            24,542      24,542
Common Stock issuances                                            2,876         2,876      16,105                 18,981
Foreign currency translation adjustment                                                                  806         806

------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996                                    63,199        53,567      89,966     51,975     195,508
Net income                                                                                            49,875      49,875
Common Stock issuances                                              973           973       6,716                  7,689
Foreign currency translation adjustment                                                                  127         127

------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                                    64,172       $54,540    $ 96,682   $101,977    $253,199
========================================================================================================================

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year Ended December 31,                                               1997        1996        1995


--------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                        $ 49,875    $ 24,542    $ 14,439
Items included in net income not requiring (providing) cash:
   Depreciation                                                     14,760      10,928       9,557
   Amortization                                                      2,211       2,321       2,790
   Deferred income taxes                                            (3,371)     (2,772)     (1,802)
   Post-retirement obligations                                         474         840         868
   Other                                                             1,696         365         473
Changes in operating assets and liabilities:
   Receivables                                                     (47,164)    (34,477)     (8,433)
   Inventories                                                     (40,098)    (22,667)    (10,533)
   Additions to rental equipment                                   (11,494)    (10,204)     (2,739)
   Prepaids                                                           (516)       (624)       (998)
   Accounts payable                                                 15,579      16,459       6,011
   Customer deposits                                                76,372       1,842         111
   Accrued payroll                                                   8,970       4,453         375
   Taxes payable                                                     3,021       3,968         733
   Accrued liabilities                                               5,009       1,941       4,088
   Other                                                             1,986       1,967         516
--------------------------------------------------------------------------------------------------
      Net Cash from (used in) Operating Activities                  77,310      (1,118)     15,456

Investing Activities
Property, plant and equipment purchases                            (35,121)    (11,023)    (10,517)
Proceeds from equipment sales                                        1,280         659         511
Proceeds from sale of short-term investments                                                21,131
Proceeds from maturities of short-term                                                       9,407
--------------------------------------------------------------------------------------------------
      Net Cash (used in) from Investing Activities                 (33,841)    (10,364)     20,532

Financing Activities
Proceeds from long-term debt and line of credit                    124,500      72,000      17,500
Payments on long-term debt and line of credit                     (137,500)    (79,000)    (27,500)
Proceeds from issuance of Common Stock                               3,914      17,514       1,540
Common Stock repurchased                                                                   (29,559)
Deferred issue costs                                                  (350)
--------------------------------------------------------------------------------------------------
      Net Cash from (used in) Financing Activities                  (9,436)     10,514     (38,019)

Net increase (decrease) in cash and cash equivalents                34,033        (968)     (2,031)
Cash and cash equivalents at beginning of year                       5,794       6,762       8,793
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $  39,827    $  5,794    $  6,762
==================================================================================================

See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A
      Summary of significant accounting policies
Description of Business Varco International, Inc. and its subsidiaries (the "Company") are engaged in the design, manufacture, sale and rental of tools, equipment and instrumentation used primarily in the worldwide oil and gas well drilling equipment segment of the oil field service industry. The Company operates through five divisions: Varco Drilling Systems, whose products include integrated systems for rotating and handling pipe on a drilling rig; Varco BJ Oil Tools, whose products include pipe handling tools, hoisting equipment and rotary equipment; Martin-Decker/TOTCO, whose instrumentation products are used in the management of drilling operations and control of equipment; Shaffer, whose products include pressure control and motion compensation equipment and flow devices; and Thule Rigtech, whose products are used in the handling, mixing, transport and conditioning of drilling fluids.

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

Rental Equipment Rental equipment is stated at the lower of cost or market, net of accumulated depreciation of $18,261,000 and $14,136,000 at December 31, 1997 and 1996, respectively. Rental equipment is depreciated over estimated useful lives ranging from 3 to 7 years. The equipment is generally leased under short-term arrangements, usually not exceeding 90 days in duration.

Depreciation Depreciation is provided using the straight-line method over estimated useful lives ranging from 3 to 30 years.

Intangible Assets The excess of cost over net assets of businesses acquired ("goodwill") is amortized on a straight-line basis over periods ranging from 10 to 40 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows. Included in Other Assets are other intangible assets totaling $3,111,000, net of accumulated amortization of $5,891,000 at December 31, 1997, which are being amortized on a straight-line basis over estimated useful lives ranging from 5 to 17 years.

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

Impairment of Long-Lived Assets Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. Long-lived assets expected to be disposed of, including excess equipment and a production facility held for sale, are stated at their estimated fair value less cost to sell.

Revenue Recognition The Company recognizes revenue upon shipment of product, upon the use of rented equipment and upon the completion of installation work.

Fair Value of Financial Instruments The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of December 31, 1997 and 1996 because of the relatively short maturity of these instruments. The carrying value of debt approximated fair value as of December 31, 1997 and 1996, based upon quoted market prices for similar debt issues.

Foreign Currency The Company has determined that the United States dollar is the functional currency of all its foreign subsidiaries except for Rig Technology Limited whose functional currency is the British pound sterling. Accordingly, the financial statements of most foreign operations are remeasured in terms of the United States dollar and exchange gains and losses are recognized in operations. Exchange gains in 1997 and 1996 were $264,000 and $283,000 respectively, while the exchange loss was $673,000 in 1995. Financial statements of Rig Technology Limited are translated at current rates of exchange, with gains or losses resulting from translation included as a separate component of shareholders' equity.

Stock Based Compensation The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees".

Per Share Data In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share". SFAS 128 replaced the calculation of primary and fully diluted income per share with basic and diluted income per share. Unlike primary income per share, basic income per share excludes any dilutive effects of options, warrants and convertible securities. Diluted income per share is very similar to the previously reported fully diluted income per share. All income per share amounts for all periods have been presented and, where appropriate, restated to conform to the SFAS 128 requirements. Basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding. Dilutive per share amounts are computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents, which consist solely of outstanding stock options, using the treasury method.

Reclassification Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with current year classification.

Recently Issued Accounting Standards In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the reporting and displaying of comprehensive income and its components. The effect of adopting SFAS No. 130 will be the inclusion of foreign currency translation gains and losses as a component of comprehensive income.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information" which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements retroactively in 1998. Management has not completed its review of SFAS 131.

Note B
     Inventories
Inventories classified as current assets consist of the following:

     December 31, (in thousands)                               1997        1996
     -----------------------------------------------------------------------------
     Raw materials                                            $  6,118    $  6,545
     Work in process                                            43,495      22,646
     Finished goods                                             95,063      77,150
     Excess of current cost over LIFO value                    (12,705)    (14,468)
     -----------------------------------------------------------------------------
                                                              $131,971    $ 91,873
     =============================================================================

In 1995 LIFO layers of preceding years were reduced which decreased cost of goods sold by $359,000. There was no such reduction in 1997 or 1996. A portion of the Company's inventory is not expected to be sold or used within one year and, accordingly has been reclassified as Other Assets. The amount of inventory estimated to exceed one year's usage was $3,500,000 at December 31, 1997 and 1996.

Note C
     Property, plant and equipment
Property, plant and equipment consists of the following:

                                                                                               Estimated
                                                                                            Useful Lives
          December 31, (in thousands)                                   1997       1996          (Years)
     --------------------------------------------------------------------------------------------------
     Land                                                           $  2,663   $  2,574
     Building and improvements                                        28,825     25,115           3-30
     Machinery and equipment                                          83,187     59,911           5-12
     Furniture and fixtures                                           20,447     14,764            3-5
     Autos and trucks                                                  1,209        881            3-5
     --------------------------------------------------------------------------------------------------
                                                                     136,331    103,245
     Less accumulated depreciation
      and amortization                                                62,469     54,534
     --------------------------------------------------------------------------------------------------
                                                                    $ 73,862   $ 48,711
     ==================================================================================================


Note D
     Income taxes
Significant components of the Company's deferred tax liabilities and assets are as follows:

     December 31, (in thousands)                           1997       1996
     ----------------------------------------------------------------------
     Deferred tax liabilities:
      Tax over book depreciation                         $ 3,805    $ 3,720
     Deferred tax assets:
      Intercompany profit elimination                      5,635      4,547
      Postretirement benefit obligation                    3,141      2,131
      Allowance for loss on sale of assets                 1,937      1,853
      Allowance for excess inventory                       2,320      1,798
      Foreign net operating loss carryforward                         1,099
      Allowance for warranty cost                          1,617      1,128
      Accruals                                             2,381      1,576
      Other                                                1,666      1,132
     ----------------------------------------------------------------------
     Total deferred tax assets                            18,697     15,264
     Valuation allowance for deferred tax assets          (3,206)    (3,206)
     ----------------------------------------------------------------------
     Net deferred tax assets                              15,491     12,058
     ----------------------------------------------------------------------
     Net deferred taxes                                   11,686      8,338
     ======================================================================
     Current deferred tax assets                         $12,723    $ 9,678
     Noncurrent deferred tax liabilities                  (1,037)    (1,340)
     ----------------------------------------------------------------------
     Net deferred taxes                                  $11,686    $ 8,338
     ======================================================================

United States and foreign income (loss) before income taxes and the components of income tax expense are as follows:

     (in thousands)                               1997       1996       1995
     --------------------------------------------------------------------------
     Income (loss) before income taxes:
      U.S.                                        $59,279    $28,347    $23,260
      Foreign                                      17,417      9,741     (1,352)
     --------------------------------------------------------------------------
                                                  $76,696    $38,088    $21,908
     ==========================================================================

Income tax expense (benefit):

     (in thousands)                                                     1997       1996       1995

     ---------------------------------------------------------------------------------------------
     Current:
      U.S.                                                          $ 21,340    $13,137    $ 8,450
      Foreign                                                          5,577      2,913        881
      State                                                            1,146        850        545
      Utilization of net operating losses and credits                 (1,099)    (1,750)      (899)
      Tax benefits credited to paid-in capital                         3,206      1,168        294
     ---------------------------------------------------------------------------------------------
                                                                      30,170     16,318      9,271
     Deferred:
      U.S.                                                            (4,448)    (3,773)      (655)
      Foreign                                                          1,099      1,001     (1,147)
     ----------------------------------------------------------------------------------------------
                                                                    $ 26,821    $13,546    $ 7,469
     ==============================================================================================

Differences between the Company's income tax expense and an amount calculated utilizing the federal statutory rate are as follows:

     (in thousands)                                                        1997       1996      1995

     -----------------------------------------------------------------------------------------------
     At federal statutory rate                                          $26,844    $13,331    $7,668

     Increases (reductions) in taxes:
      FSC benefit                                                        (2,069)    (1,278)     (973)
      Financial statement benefit from credit carryovers                                        (418)
      Tax impact of non-deductible expenses                                 772        664       797
      State taxes, net of federal benefit                                   745        552       354
      Tax rate differential on foreign earnings and losses
       recorded without tax benefit                                         519        504       206
      Other                                                                  10       (227)     (165)
     -----------------------------------------------------------------------------------------------
     Total tax provision                                                $26,821    $13,546    $7,469
     ===============================================================================================

  Income taxes paid net of refunds received in 1997, 1996, and 1995 were $24,393,000, $11,222,000 and $7,007,000, respectively.
  The Company is currently under examination by the Internal Revenue Service for the years ended December 31, 1996 and 1995. Management believes the resolution of this examination will not have a material adverse effect on the Company's financial position.

NOTE E
     Long-term debt
Long-term debt consists of notes payable to institutional investors under an 8.95% Senior Note Agreement (the "Note Agreement"). Principal is due in five equal annual installments which commenced June 30, 1995 and interest is payable semi-annually. The Note Agreement contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property. The remaining balance is payable in two installments. The first installment of $ 10.0 million is due and payable June 30, 1998 and the second consisting of all unpaid principal is due June 30, 1999.
  The Company has a seven-year unsecured revolving credit agreement, dated June 27, 1997, with three banks

(the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. Advances under the Credit Agreement bear interest at either a prime rate minus .25% or a rate based on the Eurodollar Market. The Credit Agreement requires a commitment fee of .25% of the unused portion of the credit facility, restricts additional borrowings if minimum asset levels are not met and contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distributions of cash or other property. At December 31, 1997, there were no advances outstanding and $18.1 million in letters of credit outstanding under this facility.
  Interest paid during 1997, 1996 and 1995 was $3,664,000, $5,470,000 and
$2,504,000, respectively.

NOTE F
     Shareholders' equity
On November 6, 1997 the Board of Directors of the Company declared a two-for-one stock split of its Common Stock, payable in the form of a 100% stock dividend on December 4, 1997 to shareholders of record at the close of business on November 20, 1997. Stock options, and all other agreements payable in the Company's Common Stock, have been adjusted to reflect the split. In addition the balance shown as Common Stock has been increased to reflect the split with a corresponding decrease in additional paid-in capital. All references to number of shares, except shares authorized, in the consolidated financial statements and related notes have been adjusted to reflect the stock split on a retroactive basis.
  The Varco 1980 Employee Stock Purchase Plan permits its employees to purchase Common Stock at a price equal to 85% of the fair market value at the beginning or end of a six month plan period. As of December 31, 1997, 2,381,122 shares have been sold under this plan with a maximum of 4,000,000 shares available for sale under this plan.
  The Varco International, Inc. Stock Bonus Plan (the "Bonus Plan") authorizes the Compensation Committee of the Board of Directors to award additional compensation to selected key employees of the Company in the form of stock awards payable in shares of Common Stock of the Company to a maximum of 2,000,000 shares. Through December 31, 1997, 771,600 shares have been granted and issued to key employees under the Bonus Plan.
  The Varco International, Inc. 1990 Stock Option Plan permits and predecessor plans permitted, the grant of incentive and non-statutory options to key employees and officers. Options granted under the plans must be not less than the fair market value of the stock on the date of Grant. Options are exercisable during such periods as determined by the Compensation Committee and expire not later than ten years from the date of the grant.
  The Varco International, Inc. 1994 Directors' Stock Option Plan provides for the grant of a 10,000 share stock option on the initial date of election as a director plus an annual grant of a 10,000 share stock option to each non-employee director. Options granted under this plan are at fair market value of the stock on the date of grant. Options are exercisable for ten years from the date of the grant unless sooner terminated.

Stock option activity for the plans was as follows:

                                                    1997                    1996                  1995
                                            --------------------     ------------------   --------------------
                                                        Weighted               Weighted               Weighted
                                                         Average                Average                Average
                                                        Exercise               Exercise               Exercise
                                              Options      Price       Options    Price     Options      Price
     ---------------------------------------------------------------------------------------------------------
     Outstanding at beginning of year       2,587,968      $3.80     2,529,338    $3.00   2,217,244      $2.78
     Granted                                  557,502      13.25       739,718     5.54     660,314       3.46
     Exercised                                790,386       3.40       641,888     2.55     340,620       2.41
     Canceled                                  30,360       7.54        39,200     3.74       7,600       3.61
     ---------------------------------------------------------------------------------------------------------
     Outstanding at end of year             2,324,724      $6.15     2,587,968    $3.80   2,529,338      $3.00
     ---------------------------------------------------------------------------------------------------------
     Exercisable at end of year               803,788                1,030,020            1,213,904
     ---------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1997:

                                            Options Outstanding                         Options Exercisable
                              ---------------------------------------------------   ----------------------------
                                                       Weighted
                                              Average Remaining          Weighted                       Weighted
                                   Number      Contractual Life           Average        Number          Average
   Range of Exercise Prices   Outstanding               (Years)    Exercise Price   Exercisable   Exercise Price
   -------------------------------------------------------------------------------------------------------------
     $2.28 to $4.625            1,127,168                  5.49            $ 3.06       660,916            $3.05
     $5.25 to $7.91               646,754                  8.12              5.48       142,872             5.65
     $12.468 to $18.672           550,802                  9.15             13.26
   -------------------------------------------------------------------------------------------------------------
     $2.28 to $18.672           2,324,724                  7.09            $ 6.14       803,788            $3.51

In 1996, the Company adopted the disclosure provisions of FASB No. 123 "Accounting for Stock-Based Compensation". As permitted by that standard, the Company continues to follow Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans and its stock purchase plan. Compensation cost charged against income for its stock bonus plan was $569,000, $343,000 and $334,000 for the years 1997, 1996 and 1995, respectively. Had compensation costs for the Company's stock option plans and stock purchase plan been determined based upon fair value at the grant date under these plans consistent with FASB No. 123 methodology, the Company's net income and income per share would have been reduced to the pro forma amounts shown below:


                                            1997          1996          1995
     ---------------------------------------------------------------------------
     Net income - as reported            $49,875,000   $24,542,000   $14,439,000
     Net income - pro forma               48,574,000    23,833,000    14,052,000
     As reported -
          Basic income  per share        $       .78   $       .39   $       .23
          Diluted income  per share              .76           .38           .22
     Pro forma -
          Basic income  per share        $       .76   $       .38   $       .22
          Diluted income  per share              .74           .38           .22

The fair value of shares is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                       1990 Stock       1994 Directors       1980 Stock
                                      Option Plan    Stock Option Plan    Purchase Plan
     ----------------------------------------------------------------------------------
     Expected life (years)                     6                    3               .5
     Risk-free interest rate
      1997                                  6.25%                   6%             5.2%
      1996                                   6.2%                   6%             5.2%
     Volatility
      1997                                    45%                  45%              45%
      1996                                    42%                  42%              42%


For the options granted during 1997, 1996 and 1995, the weighted-average fair value at date of grant was $6.05, $2.65 and $1.64 per option, respectively. The weighted-average fair value at date of grant for stock purchase shares during
1997, 1996 and 1995 was $2.35, $.96 and $.57 per share, respectively.   The
discounted value of the stock purchase plan shares granted in 1997, 1996 and 1995 using the Black-Scholes option-pricing model was $277,000, $178,000 and

$146,000, respectively. At December 31, 1997, the Company had reserved 6,162,002 shares of Common Stock for future issuance in connection with the four stock-based compensation plans.
  On March 24, 1995, the Company commenced a "Dutch Auction" type tender offer (the "Tender Offer") to purchase up to 5,300,000 shares of its Common Stock. Pursuant to the Tender Offer, which terminated on April 21, 1995, the Company purchased 6,301,120 shares of its Common Stock at a purchase price of $4.00 per share. The aggregate cost to the Company of the Tender Offer, including expenses, was approximately $26.2 million. In addition, the Board of Directors had authorized a stock repurchase program allowing the repurchase of up to 3,000,000 shares of the Company's Common Stock for an aggregate purchase price not exceeding $11,000,000. This program terminated on December 31, 1996. Prior to the termination of this program, the Company had repurchased on the open market 1,255,200 shares of its Common Stock at an average price of approximately $4.00 per share.
  On May 29, 1996, the Company completed the sale of 989,406 shares of its
Common Stock at a price to the public of $15.875 per share.   A portion of the
net proceeds from the sale of approximately $14.6 million was used to make the $10.0 million principal payment due June 30, 1996 on the Senior Notes.
  During 1997, the Company adopted a Shareholder Rights Plan ("Rights Plan").
As part of the Rights Plan, the Company's Board of Directors declared a dividend of one preferred stock purchase right ("Right") for each share of the Company's Common Stock outstanding on November 27, 1997. The Board also authorized the issuance of one such Right for each share of the Company's Common Stock issued thereafter.
  The Rights will become exercisable only if, without the prior approval of the Board, a person or group acquires 15% or more of Varco's Common Stock or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Common Stock.
  Each Right entitles its holder to purchase one-thousandth of a share of a new series of the Company's Preferred Stock at an exercise price of $140.00.
If a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder (other than the acquiring person or group) to purchase at the Right's then-current exercise price, a number of shares of Varco Common Stock (or in certain circumstances, cash, property or other securities) having a market value equal to twice the exercise price. In addition, if at any time after such an acquisition, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each outstanding Right will entitle its holder (other than the acquiring person or group) to purchase, at the Right's then-current exercise price, a number of the acquiring person(s) common shares having a market value equal to twice the exercise price.
  Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock and prior to an acquisition of 50% or more of the Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by the acquiring person or group), in whole or in part, at an exchange ratio of one share of Common Stock (or in certain circumstances, cash, property or other securities) per Right.
  Prior to the acquisition by a person or group of 15% or more of the Common Stock, the Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per Right. The Rights currently trade with the Company's Common Stock, have no voting or dividend rights and expire on November 5, 2007.

NOTE G
     Commitments and contingencies

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

  The Company leases most of its sales, service and distribution facilities under agreements ranging from one to eight years.
  Approximate minimum annual rental payments under noncancelable operating leases as of December 31, 1997 are as follows:


     (in thousands)    Real Estate     Equipment    Total

     -----------------------------------------------------
     1998                  2,431         3,314       5,745
     1999                  1,986         2,531       4,517
     2000                  1,784         1,380       3,164
     2001                  1,224           467       1,691
     2002                  1,102           127       1,229
     Thereafter            6,948                     6,948
     -----------------------------------------------------
                         $15,475        $7,819     $23,294
     =====================================================

Rent expense amounted to $6,696,000, $5,185,000, and $4,641,000 for 1997, 1996,
and 1995, respectively.

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

NOTE H
     Benefit Plans
The Company has a contributory profit sharing plan covering eligible U.S. employees and certain foreign employees with more than one year's service.
Under the plan, the Company contributes from 2% to 20% of its net income (as defined) at the discretion of the Board of Directors. The total contribution may not exceed the maximum amount allowable for income tax purposes. Contributions to the plan amounted to $5,000,000, $2,400,000, and $1,450,000, for 1997, 1996 and 1995, respectively. In 1993, the Company amended its Profit Sharing Plan to designate a portion of profit sharing contributions for retiree healthcare and life insurance benefits for certain eligible employees retiring after December 31, 1993. In 1995 the plan was further amended to include an employer matching contribution. The Company's matching contribution amounted to $831,000 and $651,000 in 1997 and 1996, respectively.
  The Company also has a supplemental defined benefits plan providing retirement and death benefits for a number of key employees. The plan is unfunded and the net pension liability was $2,811,000 and $2,241,000 at December 31, 1997 and 1996, respectively. Expense under the plan was $652,000, $602,000, and $300,000 in 1997, 1996, and 1995, respectively.
  For certain former employees who retired prior to December 31, 1993, healthcare and life insurance benefits are provided through insurance companies. In 1993 the Company adopted FASB Statement No. 106, "Accounting for Postretirement Benefits Other Than Pensions". The transition obligation is being amortized over 20 years.

  The following table presents the funded status of the defined benefit health care and life insurance plan, reconciled with amounts recognized in the Company's balance sheet:

     December 31, (in thousands)                             1997        1996

     ------------------------------------------------------------------------
     ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATIONS      $(10,758)   $(12,172)
     UNRECOGNIZED NET GAIN                                 (7,235)     (6,110)
     UNRECOGNIZED TRANSITION OBLIGATION                    11,432      12,195
     ------------------------------------------------------------------------
                                                         $ (6,561)     (6,087)
     ------------------------------------------------------------------------
     Net periodic postretirement benefit cost
      includes the following components:
       INTEREST COST                                     $    856    $    854
       AMORTIZATION OF TRANSITION OBLIGATION                  763         763
       AMORTIZATION OF (GAIN)                                (378)       (382)
     ------------------------------------------------------------------------
                                                         $  1,241    $  1,235
     ========================================================================

The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 8% for 1998 and is assumed to decrease gradually to 5.5% for 2011 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $992,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 by $93,000.
  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7% and 7.25% at December 31, 1997 and 1996, respectively.
  The Company has an Executive Management Savings Plan and a Directors Saving Plan (the Plans) which permit eligible executives and the Company's non-employee directors to defer a portion of their compensation. Participants in the Plans may also participate in the Company's "split-dollar" life insurance program pursuant to which the Company will purchase a life insurance policy for a premium equal to the amounts deferred plus any additional amount required to provide a minimum death benefit. Amounts payable to a participant under the Plans are offset by any benefits paid under the participant's life insurance policy. The life insurance policies are intended to provide security for the payment of benefits under the Plans.

NOTE  I
     Selected quarterly financial data (unaudited)

      (in thousands, except per share data)          1st Quarter     2nd Quarter       3rd Quarter    4th Quarter

      -----------------------------------------------------------------------------------------------------------
      1997
      REVENUES                                          $101,071        $129,634          $140,408       $174,676
      GROSS PROFIT                                        34,612          44,645            52,067         65,645
      INCOME BEFORE INCOME TAXES                          11,506          16,593            20,811         27,786
      PROVISION FOR INCOME TAXES                           4,122           5,823             7,410          9,466
      NET INCOME                                           7,384          10,770            13,401         18,320
      BASIC INCOME PER SHARE                                 .12             .17               .21            .29
      DILUTED INCOME PER SHARE                               .11             .17               .21            .28

      1996
      REVENUES                                          $ 70,969        $ 90,350          $ 98,112       $108,991
      GROSS PROFIT                                        24,746          29,976            32,969         38,125
      INCOME BEFORE INCOME TAXES                           4,765           8,491            11,232         13,600
      PROVISION FOR INCOME TAXES                           1,737           2,812             4,065          4,932
      NET INCOME                                           3,028           5,679             7,167          8,668
      BASIC INCOME PER SHARE                                 .05             .09               .11            .14
      DILUTED INCOME PER SHARE                               .05             .09               .11            .13

NOTE  J
      Geographic information
Information about the Company's worldwide operations for 1997, 1996 and 1995 follows:

                                                                         Adjustments &
        (in thousands)               United States   Europe      Asia     Eliminations    Consolidated

       -----------------------------------------------------------------------------------------------
       1997
       SALES AND RENTALS TO
        UNAFFILIATED CUSTOMERS          $417,959    $ 88,515   $ 38,423     $               $544,897
       INTERCOMPANY SALES                 43,237      27,506     13,705      (84,448)
        TOTAL SALES AND RENTALS          461,196     116,021     52,128      (84,448)        544,897
       INCOME BEFORE TAXES                55,871      18,338      2,487                       76,696
       IDENTIFIABLE ASSETS               370,673      76,425     24,031                      471,129

       1996
       SALES AND RENTALS TO
        UNAFFILIATED CUSTOMERS          $271,519    $ 62,011    $33,450     $               $366,980
       INTERCOMPANY SALES                 42,538      25,533      1,552      (69,623)
        TOTAL SALES AND RENTALS          314,057      87,544     35,002      (69,623)        366,980
       INCOME BEFORE TAXES                25,691      11,703        694                       38,088
       IDENTIFIABLE ASSETS               237,195      60,109     18,717                      316,021

       1995
       SALES AND RENTALS TO
        UNAFFILIATED CUSTOMERS          $194,941    $ 57,081    $20,329     $               $272,351
       INTERCOMPANY SALES                 33,974      19,684      1,000      (54,658)
        TOTAL SALES AND RENTALS          228,915      76,765     21,329      (54,658)        272,351
       INCOME BEFORE TAXES                15,174       5,248      1,486                       21,908
       IDENTIFIABLE ASSETS               181,027      53,326     12,444                      246,797

Intercompany sales are transferred at prices that approximate those charged to third party distributors.
     International sales from all of the Company's operating locations are principally to the following geographic areas:

       (in thousands)                  1997        1996         1995

       ----------------------------------------------------------------
       EUROPE                        $101,038    $101,993      $ 83,496
       ASIA AND AUSTRALIA              76,936      57,702        45,480
       AFRICA AND MIDDLE EAST          48,037      30,418        21,217
       SOUTH AMERICA                   45,843      27,277        22,797
       CANADA                          19,283      16,606         8,539
       MEXICO                           6,349       4,483         1,125
       FORMER SOVIET UNION              5,385       8,501         6,359
       MISCELLANEOUS                     (115)        107           174
       ----------------------------------------------------------------
                                     $302,756    $247,087      $189,187
       ================================================================

During 1996 sales to one customer amounted to $45,228,000. There were no sales to a single customer in 1997 and 1995 in excess of 10% of total sales.

                        REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Varco International, Inc.

We have audited the consolidated balance sheets of Varco International, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varco International, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Orange County, California
February 12, 1998

                               STOCK INFORMATION


Price Range of Varco Common Stock
The following table sets forth for the periods indicated the high and low sale prices per share of Common Stock reported by the New York Stock Exchange. All per share amounts have been adjusted to reflect the two-for-one stock split. There were 1,639 holders of record of the Common Stock as of the close of business on March 2, 1998.

                           High         Low                         High       Low

     ------------------------------------------------------------------------------
     1997                                        1996
     First Quarter         14 5/8     10 1/2     First Quarter     6 7/16    4 3/8
     Second Quarter        16 3/16    10 3/16    Second Quarter    9 7/16    6 1/16
     Third Quarter         24 7/8     14 13/16   Third Quarter     9 11/16   7
     Fourth Quarter        33 13/16   17         Fourth Quarter    12 3/8    8 3/4

Dividend Policy
The payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock are restricted by the note agreement between Varco and its institutional lenders and Varco's revolving credit agreement with three financial institutions. Under the revolving credit agreement, which is generally the more restrictive, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5,000,000 plus 25% of Varco's consolidated net income arising after June 30, 1997, computed on a cumulative basis. At December 31, 1997, the amount available for dividends and repurchases under the credit agreement was $12,930,000. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.
  The Company has not paid a dividend on the Common Stock since 1982, and the Board of Directors presently has no plans to resume the payment of dividends.

Annual Meeting
The Varco International, Inc. 1998 Annual Meeting will be held May 19, 1998 at the Doubletree Hotel, 100 The City Drive, Orange, California. All shareholders are cordially invited to attend.

Annual Report on Form 10-K
The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission, is available by writing to Donald L. Stichler, Controller-Treasurer and Secretary, Varco International, Inc., 743 North Eckhoff Street, Orange, California 92868.

Common Stock
The Company's Common Stock is traded on the New York Stock Exchange under the symbol VRC.

Transfer Agent & Registrar
Harris Trust Company of California
Los Angeles, California

e-mail
investor-relations@ora.varco.com

web site
http://www.varco.com

Corporate
Headquarters                Board of Directors
                            ---------------------------------------------------------------------------------------------------
Varco International, Inc.   Walter B. Reinhold            Jack W. Knowlton*+           Eugene R. White
743 North Eckhoff Street    Chairman of the Board         President                    Retired Chairman of the Board
Orange, California 92868                                  The Knowlton Co.             Amdahl Corporation
(714) 978-1900
                            George Boyadjieff             Leo J. Pircher               James D. Woods+
Operating Units             President and                 Partner                      Chairman Emeritus and
                            Chief Executive Officer       Pircher, Nichols & Meeks     Consultant to Baker Hughes Incorporated
Martin-Decker/TOTCO         of the Company
1200 Cypress Creek Road                                                                *  Member of the Audit Committee
Cedar Park, Texas  78613    George S. Dotson              Carroll W. Suggs             +  Member of the Compensation Committee
(512) 340-5000              President                     Chairman of the Board
                            Helmerich & Payne             Petroleum Helicopters, Inc.
Shaffer                     International Drilling Co.
12950 West Little York
Houston, Texas  77041       Andre R. Horn*                Robert A. Teitsworth*+
(713) 937-5000              Chairman Emeritus             Independent Oil & Gas
                            Needham & Company, Inc.       Producer
Thule Rigtech
South College Street        Officers
Aberdeen, Scotland          ---------------------------------------------------------------------------------------------------
AB1 2LP                     Varco International, Inc.     Andrew P. Lesko              James P. Lawler
                                                          Vice President -             Vice President -
Varco BJ Oil Tools          Walter B. Reinhold            Top Drive Systems            Manufacturing
Nijverheidsweg 45           Chairman of the Board
4879 AP Etten-Leur                                        James Gregory Renfro         Charles A. Shamburg
The Netherlands             George Boyadjieff             Vice President -             Vice President - Finance
and                         President and                 Manufacturing
12950 West Little York      Chief Executive Officer                                    Terry L. Tarvin
Houston, Texas  77041                                     Michael Williams             Vice President -
(713) 937-5000              Robert J. Gondek              Vice President - Sales       North American Operations
                            Vice President
Varco Drilling Systems                                    Dennis E. Yenzer             Keith A. Womer
743 North Eckhoff Street    Richard A. Kertson            Vice President -             Vice President -
Orange, California  92868   Vice President - Finance      Pipe Handling Systems        Research and Development
(714) 978-1900
                            Mark A. Merit                 Varco BJ Oil Tools           Shaffer
Independent                 Vice President
Accountants                                               Michael W. Sutherlin         Mark A. Merit
                            Roger D. Morgan               President                    President
Ernst & Young LLP           Vice President
Orange County                                             Robert R.D. deVries          Thomas E. Bishop
                            Michael W. Sutherlin          Vice President -             Vice President -
General Counsel             Vice President                Sales and Marketing          Sales and Service

Pircher, Nichols & Meeks    Donald L. Stichler            Mark D. Galagaza             John J. Clemens
Los Angeles                 Vice President                Vice President -             Vice President -
                            Controller - Treasurer and    Manufacturing                Quality Assurance
                            Secretary
                                                          David B. Mason               E. J. Devine
                            Theresa M. Hope               Vice President -             Vice President - Finance
                            Staff Vice President -        Product Development
                            Human Resources                                            Tri C. Le
                                                          Rob C. Voesenek              Vice President -
                            Varco                         Vice President - Finance     Engineering
                            Drilling Systems
                                                          Martin-Decker/TOTCO          Lowell B. Stouder
                            Roger D. Morgan                                            Vice President -
                            President                     Robert J. Gondek             Manufacturing
                                                          President
                            Wallace K. Chan                                            Thule Rigtech
                            Vice President - Finance      David A. Close
                                                          Vice President -             Roderick K. Abbott
                            Brian L. Eidem                Business Development         Vice President -
                            Vice President -                                           Engineering
                            R&D Engineering               Ellis Greg Hottle
                                                          Vice President -             R. Alan Oswald
                            Jerry A. Gill                 International Operations     Secretary
                            Vice President

                            Maurice E. Jacques
                            Vice President - Marketing