Form 10-K, Exhibit 13
period 1998-12-31
VARCO INTERNATIONAL INC
filed 1999-03-24
CIK 102993

                                                                      EXHIBIT 13


--------------------------------------------------------------------------------

                     [GRAPHIC OF A CAPITAL Q APPEARS HERE]

                                     Varco
                              International, Inc.

                             [1998 Annual Report]

                            Varco achieved record


                           performance in 1998 and


                         strengthened its position as


                          a leading manufacturer of


                          oil and gas well drilling


                             equipment worldwide.


                          What does the future hold?


--------------------------------------------------------------------------------

                      [GRAPHIC OF CAPITAL A APPEARS HERE]


                          Although 1999 will benefit


                      from previously committed orders,


                     drilling activity has been adversely


                    affected by lower oil and gas prices.


                       Once again, our challenge is to


                        manage successfully through a


                       downturn while taking advantage


                         of new market opportunities.


                    Overall, our strategy remains constant.

--------------------------------------------------------------------------------


                                     [ $ ]
                Consolidated Financial and Operating Highlights


=======================================================================================================

   (dollars in thousands, except per share data)

    Year ended December 31,                  1998        1997        1996        1995        1994
=======================================================================================================

Revenues                                 $740,979    $545,789    $368,422    $273,731    $223,601

Net income                                 60,338      49,875      24,542      14,439      12,161

Diluted income per share                      .92         .76         .38         .23         .18

Net income as a percent of revenues           8.1%        9.1%        6.7%        5.3%        5.4%

Shares used in computing
   diluted income per share                65,594      65,201      63,463      63,145      67,134

Shareholders' equity                     $319,367    $253,199    $195,508    $151,179    $163,728

Return on average shareholders' equity       21.8%       22.7%       14.2%        9.2%        7.7%

Capital expenditures                     $ 35,269    $ 35,121    $ 11,023    $ 10,517    $  5,195

Number of employees                         2,951       2,852       1,936       1,636       1,410


For unaudited selected quarterly financial data see Note i of Notes to Consolidated Financial Statements.



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




--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


            ======================================================

               [GRAPHIC OF RIBBON          The Past: Impressive
                 APPEARS HERE]

            ======================================================



                     [LINE GRAPH & BAR CHART APPEAR HERE]



                    YEAR         OIL PRICE      REVENUE
                    ----         ---------      -------
                                                [IN MILLIONS]
                    1984         $29.38         $ 59.6
                    1985         $27.98         $ 60.6
                    1986         $15.07         $ 42.5
                    1987         $19.16         $ 37.8
                    1988         $15.97         $ 68.9
                    1989         $19.58         $ 86.6
                    1990         $24.50         $132.1
                    1991         $21.48         $216.6
                    1992         $20.57         $173.1
                    1993         $18.46         $193.5
                    1994         $17.21         $223.6
                    1995         $18.42         $273.7
                    1996         $22.10         $368.4
                    1997         $20.60         $545.8
                    1998         $14.40         $741.0


                         REVENUE GROWTH VS. OIL PRICE




                           [BAR CHART APPEARS HERE]


                    YEAR                         NET INCOME
                    ----                         ----------
                                                 [IN MILLIONS]
                    1984                         -$17.9
                    1985                         -$ 1.7
                    1986                         -$ 9.2
                    1987                         -$ 6.0
                    1988                          $ 2.3
                    1989                          $ 2.4
                    1990                          $ 8.7
                    1991                          $14.0
                    1992                          $ 2.4
                    1993                          $ 7.1
                    1994                          $12.2
                    1995                          $14.4
                    1996                          $24.5
                    1997                          $49.9
                    1998                          $60.3


                               NET INCOME GROWTH

                                     no 2.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                     [GRAPHIC OF RIBBON APPEARS HERE]



                           [BAR CHART APPEARS HERE]



                    YEAR                         DEBT/CAP
                    ----                         --------
                    1984                         61.0%
                    1985                         51.0%
                    1986                         59.0%
                    1987                         44.0%
                    1988                         43.0%
                    1989                         31.0%
                    1990                         36.0%
                    1991                         16.0%
                    1992                         26.0%
                    1993                         24.0%
                    1994                         23.0%
                    1995                         21.0%
                    1996                         14.0%
                    1997                          7.0%
                    1998                          3.0%




                   DEBT AS A PERCENT OF TOTAL CAPITALIZATION




                           [BAR CHART APPEARS HERE]


                    YEAR                         EQUITY
                    ----                         ------
                                                 [IN MILLIONS]
                    1984                         $ 33.5
                    1985                         $ 32.0
                    1986                         $ 22.9
                    1987                         $ 33.5
                    1988                         $ 48.8
                    1989                         $ 61.0
                    1990                         $ 94.3
                    1991                         $141.9
                    1992                         $144.4
                    1993                         $152.6
                    1994                         $163.7
                    1995                         $151.2
                    1996                         $195.5
                    1997                         $253.2
                    1998                         $319.4




                             SHAREHOLDERS' EQUITY


                                     no 3.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



      ===================================================================

        [GRAPHIC OF TROPHY        The Present: Record Performance
           APPEARS HERE]

      ===================================================================



                 TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES


For the oil service industry, 1998 was a year of dramatic contrasts. It began on a high note, with more rigs drilling throughout the world than at any time in this decade. The offshore rig fleet was effectively fully employed, with utilization above 95 per cent, and commitments for the construction of new offshore rigs were being announced regularly. Despite some weakening in oil prices beginning in November of 1997, the mood of the industry was decidedly buoyant. However, by the end of 1998, inflation-adjusted oil prices plunged to their lowest level in decades, worldwide drilling activity declined to record lows and offshore rig utilization and dayrates were falling rapidly. The mood turned somber, as oil service companies made a strategic about-face, from a focus on growth and expansion to one of retrenchment.

     Varco has not been immune to any of these influences. Therefore, it is important to review our 1998 performance against the backdrop of these overall industry conditions.

                               Financial Results

Both Revenues and Net Income for 1998 were the highest in the Company's 91-year history. Revenues of $741.0 million were up 36 per cent from $545.8 million in the prior year and more than double the $368.4 million of two years ago. Net Income was $60.3 million, $.92 per share, including a pre-tax charge of $8.5 million, $.09 per share, for severance and other expenses anticipated during 1999 as we reduce our cost structure to conform with current market conditions. Excluding this charge, 1998 income was 32 per cent above the $49.9 million, $.76 per share, earned in 1997.

     Order bookings for 1998 were $757.4 million before cancellations of $118.0 million, versus $820.9 million in 1997 and $478.5 million in 1996. Through the first half of the year incoming orders maintained a rate somewhat above the 1997 level, before declining in each of the final two quarters. The cancellations, which occurred primarily in the second half of the year, virtually all relate to orders for equipping new offshore rigs. Although nearly all of the rigs under construction have long-term contracts with oil companies, those that do not have been the source of most of the cancellations.

     Although the December 31, 1998 backlog of $367.4 million is below the $462.9 million at the end of 1997, it is still the second highest year-end total in the Company's history. Most of this backlog is due to be delivered during the next twelve months. Accordingly, it will be toward the end of 1999 or early 2000 before the full impact of the industry slowdown is reflected in our financial results.

     Meanwhile, our financial condition remains strong. The year-end 1998 Balance Sheet no 4.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                      [GRAPHIC OF TROPHY APPEARS HERE]



reflects debt of just $9.9 million and cash and cash equivalents of $29.1 million, providing a solid financial base during this period of market uncertainty.

     Although 1998 was another year of substantial revenue and profit growth, and represented outstanding financial performance by virtually all measures, any feeling of satisfaction is tempered by the expectation that current market conditions make the road ahead much more difficult.

                         Market Conditions and Outlook

As indicated previously, weak oil prices are responsible for the deteriorating market conditions experienced during 1998. After averaging more than $20 per barrel during each of the previous two years, oil prices averaged approximately $14.40 for all of 1998 and $13.50 for the fourth quarter. As a result, in its annual Survey of Worldwide Exploration and Production Expenditures, Salomon Smith Barney predicts that 1999 spending will be down 11 per cent from 1998 levels. That represents the first forecasted year-to-year decline since 1993, and the largest projected drop since 1986.

     Although our order backlog provides a buffer against the full effect of these reductions during 1999, until oil prices recover and oil companies regain sufficient confidence to increase spending we expect that revenues will be significantly below those of 1998.

                                   Strategies

With lower oil prices, oil companies will be even more tenacious in their drive to reduce drilling costs. That focus plays into our historical strength and reinforces our continuing efforts to develop products and technologies that help achieve that goal. By being successful in that endeavor we can reduce the negative effect of the market conditions.

     A primary challenge for us in 1999 is to deliver, install and support the Varco equipment already committed to offshore rigs under construction. These rigs will be the most advanced, automated rigs in the world, and by demonstrating superior performance they can enhance our opportunity to retrofit older rigs with this type of equipment.

     The realities of our market require that we reduce our cost structure to a level consistent with the sustaining level of business. Accomplishing that while developing new products and ensuring the success of the new advanced technology rigs will require a high level of dedication and skill on the part of our people. We are confident in our ability to achieve these goals.

     We appreciate your continued support.



/s/ George Boyadjieff

George Boyadjieff
Chairman, President and Chief Executive Officer                   March 1, 1999


                                     no 5.

--------------------------------------------------------------------------------

================================================================================

[GRAPHIC APPEARS HERE]     The Future: Challenging

================================================================================

Interview with George Boyadjieff
Chairman, President and Chief Executive Officer:

[PHOTO OF GEORGE BOYADJIEFF APPEARS HERE]

Q: 1998 was a year in which record performance was achieved by the Company in a number of areas. What do you consider to be the Company's most significant accomplishments over that period of time?

A: The most significant was successfully expanding our capabilities and capacity in order to meet the growth in customer demand. We were able to capture a significant share of the equipment orders for new rigs, and firmly establish ourselves as the major supplier of drilling equipment in the world. We did this without incurring additional debt, which provides the Company with a very strong balance sheet going forward.

Q: What were some of your disappointments?

A: We were not able to leverage our revenue growth into improved profit margins. Although we anticipated that some inefficiencies were bound to occur with our dramatic growth in employment, which increased by more than seventy per cent over an eighteen-month period, we still expected that we could improve our margins. However, we were not able to make that happen. And, of course the declining industry conditions resulting from low oil prices were both a surprise and a disappointment.

Q: Speaking of oil prices, what has been the impact on Varco of the low oil prices which have prevailed for the past 12 months or so?

A: There was not much impact until the second half of the year when we began to see a reduced incoming order rate, particularly orders for equipment related to new rig construction. We have also seen some order cancellations where new rig building programs were terminated. The primary impact on 1998 results was in the M/D Totco Division's rental business, which is directly related to the North American rig count. We saw a significant quarter-to-quarter revenue decline there.

Q: What are the most significant challenges the Company faces in 1999?

A: One challenge for 1999 is to focus on product development, particularly those products that can significantly reduce drilling costs, so that we bring to the market new products which generate revenues to help offset the expected market decline. At the same time, we must deliver the equipment for the rigs currently under construction in a timely manner and ensure that the equipment performs well when it begins operation.

                                     no 6.

                            [GRAPHIC APPEARS HERE]

Q: What are the Company's strategies for dealing with the current market environment?

A: We will stick with the strategies that have made us successful so far. Again, the primary strategy is to continue to introduce new products which reduce drilling costs. Those are the products that can be sold best in a tough market. Of course, we will downsize and reduce costs as appropriate to the market conditions that prevail.

Q: Where do you see opportunities for product development and the introduction of new technology?

A: The key opportunity is in upgrading existing drilling rigs with automation for improved efficiency, and integrating information technology with automation by using computer-based data collection and analysis to directly control more of the rig functions. This has been done in a number of industries and has resulted in improved efficiency and safety. The drilling industry is no different. Time and again it has been proven that experience can improve a process--but only to a point. Beyond that, the ability to collect data instantaneously, analyze the data and respond appropriately to the conditions it suggests, can produce dramatic improvement. We are only beginning to see this potential with respect to the drilling process.

Q: Are you satisfied with the Company's position today?

A: As anyone at Varco will tell you, I am, by nature, never satisfied. I do believe that Varco has never been better positioned than it is today. At the same time, we need to increase the intensity of our product development efforts to generate more true "break through" products which dramatically reduce drilling costs. The Top Drive Drilling System has done this and I believe that automated pipe racking can too. Those are the kinds of products that enable us to be successful in a difficult market.

Q: When do you expect the current market to turn around?

A: I don't know, and to be honest I don't spend a lot of time worrying about it. Nobody has demonstrated an ability to consistently predict oil prices. I believe that Varco's success depends upon our ability to create our own future--to get the best possible results in whatever market environment exists. That's our goal and that's something we can control.

                                     no 7.

                          [GRAPHIC OF V APPEARS HERE]


                     From the rig crown to the

                     ocean floor, Varco is the leading

                     supplier of drilling equipment in

                     the world. Our market position is

                     the result of a continuing emphasis

                     on the development of products

                     which enhance the safety and

                     productivity of the drilling process.

================================================================================

[GRAPHIC APPEARS HERE]        Operations Review

================================================================================

                                Industry Trends

Conditions in the oil service industry changed dramatically over the course of 1998. Following two years of improvement, the year began with industry activity demonstrating continued strength. Although there was weakness in oil prices, it was generally expected to be mild and short-lived, and the consensus outlook was for continued growth. However, by year-end oil prices plunged to unforeseen levels, and the industry's orientation switched from growth to contraction.

     Oil prices averaged $18.40, $22.10, and $20.60 per barrel for the years 1995-1997, respectively, and natural gas prices averaged $1.50, $2.50 and $2.50 per thousand cubic feet over the same periods. These commodity prices produced strong cash flow for the major and independent oil companies of the world, and they responded with increased investment in exploration and production ("E & P"). According to Salomon Smith Barney's Annual Survey of Worldwide Oil and Gas Exploration and Production Expenditures, the increases were 9 per cent, 15 per cent and 19 per cent, respectively, for the 1995-1997 period. This investment produced a period of solid growth for the oil service industry.

     A number of factors converged in late 1997 to precipitate a decline in oil prices. The economic crisis in Asia produced a weakening of demand from an area that had been responsible for much of the growth in recent years. Warmer than normal winter weather throughout the world compounded the problem. Meanwhile, the OPEC members elected to increase their output quotas in November of 1997, and the higher E & P spending increased the supply of oil flowing from the non-OPEC world. The combination of these factors was more severe than originally anticipated, and oil prices, on an inflation-adjusted basis, declined to 25-year lows by late 1998 and early 1999.

     In this environment, Salomon Smith Barney estimates that growth in E & P spending slowed to 5 per cent for 1998, and indications are that any increase occurred early in the year and that the rate of spending over the second half of the year was well below 1997 levels.

     In December of 1997 there were 2,318 rigs drilling in the world and the offshore rig fleet was at 95 per cent utilization--effectively fully employed. By December of 1998 the number of rigs drilling had declined by 32 per cent to 1,566 and offshore rig utilization was 83 per cent.

     The Salomon Smith Barney survey for 1999 projects that worldwide E & P spending will be down 11 per cent from 1998. The survey further indicates that spending plans are based on an average oil price of $14.67, which is above the level existing during early 1999, indicating the potential for further spending reductions if prices do not improve over the course of the year.

     All indications are for a difficult period ahead for the oil service industry. On a more positive no 9.

                               [ Varco Systems ]





                            [GRAPHIC APPPEARS HERE]






                     Varco Systems designs and manufactures
               integrated systems for rotating and handling pipe,
                 including Top Drive Systems and horizontal and
                         vertical pipe racking systems.

                            [GRAPHIC APPEARS HERE]

note, however, most industry analysts believe that the gap between supply and demand across all segments of the industry is narrower than during previous periods of low oil prices and curtailed activity. Reduced E & P spending will ultimately result in a sufficient reduction in oil supply to provide a basis for recovery.


                               Varco International

Varco operates through five independent but complementary Divisions, each providing a portion of the equipment and systems which are integral to the drilling process. When sold as replacement equipment or as a typical upgrade to an existing rig, the products of each Division are usually purchased independently. However, when equipping a new rig or providing a major retrofit of an existing offshore rig, Varco products and systems are frequently sold as a "package" which often involves some level of physical and electronic integration.

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


Varco Systems designs and manufactures systems and equipment for rotating and handling the various types and sizes of pipe used on a drilling rig. Its products are designed to make the drilling process more productive and safer. At the time of their introduction, Varco Systems' products have typically represented innovative new methods for performing critical drilling functions.

The principal products of the Varco Systems Division are the Top Drive Drilling System ("TDS") and pipe handling systems. Introduced in 1982, the TDS is recognized as a more productive means of drilling an oil or gas well than the traditional rotary table. Although its initial applications were primarily offshore and high-cost land drilling where the initial investment could be more quickly returned, more recently the TDS concept has gained acceptance in conventional land drilling.

Sales of the TDS are primarily influenced by the construction of new offshore rigs, retrofitting of land rigs and existing offshore rigs, and replacement of previously sold units with newer, upgraded models. To a lesser extent, revenue is derived from the rental of TDS units.

                                    no 11.

                                  [ Varco BJ ]




                           [GRAPHIC APPPEARS HERE]




                        Varco BJ manufactures a complete
                   line of drilling rig tools and equipment, including pipe handling tools and hoisting and rotary equipment.

                            [GRAPHIC APPEARS HERE]

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

     Automated pipe handling systems were introduced by Varco in 1987 and most units sold to date have been for new offshore rigs. Although new rig construction has been the predominant market, systems more specifically directed to the retrofit market are currently under development.

     Revenues of the Varco Systems Division were $266.8 million in 1998, up 61 per cent from $165.5 million in 1997 and 127 per cent from $117.7 million in 1996. This Revenue growth is primarily attributable to automated pipe handling systems and related equipment for new offshore rigs.

Varco BJ manufactures a complete line of conventional drilling rig tools and equipment. It has evolved from the combination of the original Varco products with several complementary and competitive product lines acquired over the past 10 years. Examples of Varco BJ's products include: elevators, devices which hold pipe while it is being lifted from, or lowered into, the bore hole; slips, which grip pipe and hold it in suspension while in the well; the spinning wrench, a pneumatic or hydraulic powered device used to screw together and unscrew threaded pipe connections; manual tongs, used to make up or break out connections; and casing elevators and spiders, gripping devices used to hold heavy sections of casing while being lowered into the well. Many of these products were original Varco innovations at the time of their introduction, and Varco BJ is regarded as the industry leader in providing quality and reliability.

     As the Varco product line has moved toward automation and the elimination of personnel from the rig floor, Varco BJ's products have evolved to facilitate this result by providing mechanization and remote activation to tools previously operated manually. While products with these capabilities would be considered mandatory when used in conjunction with a fully automated pipe handling system, they provide sufficient safety and efficiency benefits that they are also sold independently for upgrading existing rigs.

     Revenues of the Varco BJ Division totaled $96.0 million in 1998, 39 per cent above the $68.9 million in 1997 and 78 per cent above the $53.8 million in 1996. The year-to-year increase in Revenues in 1998 is attributable to generally higher worldwide drilling activity; an emphasis on the replacement and upgrading of older equipment on existing rigs; and the increase in offshore rig construction.


                                    no 13.

                                 [ M/D Totco ]




                           [GRAPHIC APPPEARS HERE]





                 M/D Totco provides computer-based drilling rig
                  information and control systems, as well as
                   conventional drilling rig instrumentation.

                            [GRAPHIC APPEARS HERE]


M/D TOTCO designs and sells computer-based drilling information and control systems, as well as conventional drilling rig instrumentation. Instrumentation systems, at a minimum, consist of sensors which monitor and measure various data relevant to drilling operations and an output or display device. Their basic purpose is to provide the driller and other rig personnel with the information necessary to operate the drilling rig. In recent years, the drilling industry has moved from basic instrumentation toward computer-based information and control systems designed to make the drilling process safer and more efficient.

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

     In 1997 M/D Totco introduced the Varco Integrated Control and Information System ("V-ICIS"), a computer-based system which combines the physical control of all of Varco's automated equipment, and potentially that of third parties, into a common, user-friendly system which also incorporates the analytical capabilities of the TOTAL system. Orders for 16 systems have been received and the initial four systems were delivered in 1998.

     Like Varco's other Divisions, M/D Totco's Revenues are influenced by the overall level of drilling activity, rig upgrade and refurbishment, and new rig construction. In general, the nature of its products have caused the first two of these elements to have a relatively greater impact on M/D Totco than on Varco as a whole. In particular, the rental business, which has typically constituted 40 to 45 per cent of its Revenues, is directly influenced by the level of drilling activity, especially in North America. As a result of the declining rig count, M/D Totco's rental Revenues were $30.9 million in 1998, versus $37.6 million in 1997. Overall Revenues were $94.6 million in 1998, as compared to $90.6 million in 1997, and $62.2 million in 1996.

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

     Shaffer has experienced dramatic growth over the past three years as a result of the increase in deepwater drilling (in excess of 3,000 feet) and the demand for rigs having such capability. Early in no 15.

                                  [ Shaffer ]




                           [GRAPHIC APPPEARS HERE]





                Shaffer manufactures pressure control equipment,
              including blowout preventers and the related control
               systems, riser, and motion compensation equipment.

                            [GRAPHIC APPEARS HERE]


that period Shaffer benefited from rig owners upgrading the water depth capacity of existing rigs, and later from the building of new deepwater rigs. The impact on Shaffer of either is substantial, as a new deepwater rig requires equipment of the type supplied by Shaffer valued in excess of $30 million, and a major upgrade offers a potential of approximately half that figure. In the ten or so years preceding 1995 there was almost no new investment in rigs of this type; consequently, the recent increase in demand has caused Shaffer's Revenues to increase dramatically.

     Revenues were $256.2 million in 1998, versus $206.5 million in 1997 and $123.8 million in 1996. This increase in Revenues is directly attributable to the growth of deepwater drilling and the resultant upgrading and construction of rigs capable of such drilling.


Rigtech designs and sells solids control equipment and fluid handling systems. During drilling operations drilling fluid ("mud") is circulated through the well bore to contain formation pressure, lubricate the drill bit, and return cuttings to the surface. Rigtech's revenues result primarily from the sale of solids removal equipment, primarily shale shakers, which remove cuttings ("solids") from the drilling fluid so that it may be recirculated, and from the sale of spare and expendable parts for such equipment.

     Rigtech has also developed equipment and systems which automate the process of handling drilling fluids on a drilling rig ("Automated Mud System" or "AMS"). Included are devices which monitor and control the mixing of drilling fluids, the dispensing of chemical additives, and the movement of fluids between mixing hoppers, the mud pits (from which it is pumped into the bore hole), and back through the cleaning process. During 1998 Rigtech delivered three such systems, the first since the prototype was introduced in 1993.

     Rigtech's Revenues were $21.3 million in 1998, versus $13.4 million in 1997 and $9.4 million in 1996. The Revenue increase in 1998 is primarily attributable to the AMS.

     Rigtech, based in Aberdeen, Scotland, was a privately held company prior to its acquisition by Varco in 1994. Although it enjoys a very substantial share of the North Sea market, Rigtech has a relatively small share of the overall worldwide solids control market. Through a combination of product development and geographic expansion, it is Varco's goal to expand considerably that market position.

                                Financial Review

1998 Revenues of $741.0 million were the highest in the Company's history, 36 per cent above the $545.8 million for 1997 and more than double the $368.4 million recorded in 1996. Net Income was $60.3 million, including the special charge described below. Excluding this charge, Net Income of $66.0 million, was up 32 per cent from $49.9 million in 1997 and 169 per cent from $24.5 million in 1996. The growth of the past two years was driven by two primary factors: (1) a trend toward drilling no 17.

                                  [ Rigtech ]





                           [GRAPHIC APPPEARS HERE]





                 Rigtech provides solids removal equipment that
              removes cuttings from the drilling fluid so that it
                 may be recirculated, as well as equipment and
                systems which automate the mixing, handling and
                           transport of such fluids.

                            [GRAPHIC APPEARS HERE]

in deeper water which led to the upgrading of existing offshore rigs and the construction of new rigs and (2) the relatively high level of offshore drilling activity which prevailed for most of the period.

     Incoming orders for 1998 were $757.4 million (excluding cancellations of $118.0 million), following totals of $820.9 million and $478.5 million, respectively, for the preceding two years. Peak order rates were reached during the second half of 1997 and the first half of 1998, following which the weakening market began to have a significant impact. As a result of the market conditions and declining order rate, the Company recorded a special charge of $8.5 million in the fourth quarter of 1998 for severance and other expenses expected to be incurred during 1999 as the cost base is reduced.

     Following a sharp increase in 1997, Operating Profit margins (Earnings Before Interest and Taxes, or "EBIT", as a percent of Revenues) were 12.5 per cent in 1998, as compared to 14.7 per cent in the prior year and 11.4 per cent in 1996. The year-to-year decline is attributable to a 3.7 per cent lower Gross Margin and a 0.8 per cent increase in Research and Development expense as a per cent of Revenue, which were only partially offset by a decrease in Selling, General and Administrative expenses in relation to Revenues. The lower Gross Margin results from two primary factors, of roughly equal magnitude: (1) approximately $40 million of Revenue from three new products at low Gross Margins; and (2) higher manufacturing costs and inefficiencies related to the increase in volume and employment over the past two years. While the initial units of a new product typically result in high manufacturing costs and below average Gross Margins, the impact in 1998 was particularly significant due to unusually high new product Revenues.

     Cash Flow Return on Investment (EBIT plus Depreciation, Amortization and special charge) as a per cent of Average Net Investment (Shareholders' Equity plus Debt less Cash), considered by the Company to be a very meaningful measure of overall financial performance, remained very favorable in 1998 at 41 per cent, unchanged from the prior year and well above the 27 per cent achieved in 1996.

     The Company's balance sheet remains strong, as cash and cash equivalents of $29.1 million exceeded total Debt of $9.9 million at December 31, 1998 and Shareholders' Equity was $319.4 million.

     Although the increase in profitability was below our expectations given the substantial Revenue growth, by virtually all measures our 1998 financial performance was very good. Importantly, the rapid growth we have experienced over the past two years has been financed without incurring debt. A strong balance sheet will serve us well in this period of uncertainty.

                                    no 19.

                           [BAR CHART APPEARS HERE]

                     YEAR                         REVENUES
                     ----                         --------
                                                  [IN MILLIONS]
                     1994                         $223.6
                     1995                         $273.7
                     1996                         $368.4
                     1997                         $545.8
                     1998                         $741.0

                                    REVENUES


                           [BAR CHART APPEARS HERE]

                     YEAR                         NET INCOME
                     ----                         ----------
                                                  [IN MILLIONS]
                     1994                         $12.2
                     1995                         $14.4
                     1996                         $24.5
                     1997                         $49.9
                     1998                         $60.3

                                   NET INCOME


                           [BAR CHART APPEARS HERE]

                     YEAR                         DILUTED INCOME
                     ----                         --------------
                     1994                         $0.18
                     1995                         $0.23
                     1996                         $0.38
                     1997                         $0.76
                     1998                         $0.92

                            DILUTED INCOME PER SHARE


                           [BAR CHART APPEARS HERE]

                     YEAR                         ASSETS
                     ----                         ------
                                                  [IN MILLIONS]
                     1994                         $257.6
                     1995                         $246.6
                     1996                         $316.0
                     1997                         $471.1
                     1998                         $546.9

                                  TOTAL ASSETS


                           [BAR CHART APPEARS HERE]

                     YEAR                         SHARE EQUITY
                     ----                         ------------
                                                  [IN MILLIONS]
                     1994                         $163.7
                     1995                         $151.2
                     1996                         $195.5
                     1997                         $253.2
                     1998                         $319.4

                              SHAREHOLDERS' EQUITY


                           [BAR CHART APPEARS HERE]

                     YEAR                         % RETURN EQTY
                     ----                         -------------
                     1994                             7.7%
                     1995                             9.2%
                     1996                            14.2%
                     1997                            22.7%
                     1998                            21.8%

                            RETURN ON AVERAGE EQUITY


                           [BAR CHART APPEARS HERE]

                     YEAR                         R&D EXPENSE
                     ----                         -----------
                                                  [IN MILLIONS]
                     1994                         $11.4
                     1995                         $13.2
                     1996                         $14.3
                     1997                         $21.1
                     1998                         $34.6

                                  R&D EXPENSE


                           [BAR CHART APPEARS HERE]

                     YEAR                         % RETURN REV
                     ----                         ------------
                     1994                            5.4%
                     1995                            5.3%
                     1996                            6.7%
                     1997                            9.1%
                     1998                            8.1%

                               RETURN ON REVENUES


                           [BAR CHART APPEARS HERE]

                     YEAR                         EMPLOYEES
                     ----                         ---------
                     1994                          1,410
                     1995                          1,636
                     1996                          1,936
                     1997                          2,852
                     1998                          2,951

                              NUMBER OF EMPLOYEES

                                    no 20.

                       Consolidated Financial Statements

                                     [ 22 ]
                  Five-Year Financial and Operating Highlights
                                     [ 23 ]
                Management Report of Financial Responsibilities
                                     [ 24 ]
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                                     [ 29 ]
                          Consolidated Balance Sheets
                                     [ 30 ]
                       Consolidated Statements of Income
                                     [ 31 ]
                Consolidated Statements of Shareholders' Equity
                                     [ 32 ]
                     Consolidated Statements of Cash Flows
                                     [ 33 ]
                   Notes to Consolidated Financial Statements
                                     [ 43 ]
                         Report of Independent Auditors
                                     [ 44 ]
                               Stock Information

                                     [ $ ]


                  FIVE-YEAR FINANCIAL AND OPERATING HIGHLIGHTS

======================================================================================
(in thousands, except per share amounts)

Year ended December 31,           1998        1997        1996        1995     1994(1)
======================================================================================
Summary of Operations
Revenues                      $740,979    $545,789    $368,422    $273,731    $223,601
Gross profit                   239,032     196,969     125,816      99,214      86,761
Research and development        34,567      21,084      14,331      13,156      11,438
Selling, general and
  administrative expenses      109,079      96,398      70,891      61,014      53,798
Special charge                   8,500
Interest expense                 1,823       3,683       3,948       4,516       4,766
Income before income taxes      91,157      76,696      38,088      21,908      18,917
Income taxes                    30,819      26,821      13,546       7,469       6,756
Net income                      60,338      49,875      24,542      14,439      12,161
As a per cent of revenues          8.1%        9.1%        6.7%        5.3%        5.4%
Return on average
  shareholders' equity            21.8%       22.7%       14.2%        9.2%        7.7%

Per share of Common Stock
Basic income per share(2)     $    .94    $    .78    $    .39    $    .23    $    .18
Diluted income per share(2)        .92         .76         .38         .23         .18
Book value per share              4.94        3.95        3.09        2.51        2.46
======================================================================================
Year-end financial position
Working capital               $176,299    $137,477    $120,246    $ 89,187    $112,342
Current ratio                      1.8         1.7         2.4         2.5         3.4
Property, plant and
  equipment - net               89,997      73,862      48,711      45,260      47,659
Total assets                   546,920     471,129     316,021     246,571     257,641
Long-term debt                               9,845      22,715      29,539      39,349
Shareholders' equity           319,367     253,199     195,508     151,179     163,728
Long-term debt as
  percent of total
  capitalization                   0.0%        3.6%       10.4%       16.3%       19.4%
======================================================================================
Other
Capital expenditures          $ 35,269    $ 35,121    $ 11,023    $ 10,517    $  5,195
Depreciation and
  amortization                  22,121      16,971      13,249      12,347      10,996
Number of employees              2,951       2,852       1,936       1,636       1,410
Average shares used in
  computing basic
  income per share(2)           64,451      63,650      62,181      62,610      66,750
Average shares used
  in computing diluted
  income per share(2)           65,594      65,201      63,463      63,145      67,134
======================================================================================

(1)  Includes the acquisition of Rig Technology Limited as of November 30, 1994.

(2) The income per share amounts prior to 1997 have been restated, as required, to comply with Statement of Financial Account Standard No. 128, Earnings per Share, and the number of shares used in those calculations have been adjusted to give effect to the Company's 1997 two-for-one stock split.

See notes to consolidated financial statements.


                                    no 22.

                                     [ $ ]


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

     In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system includes a program of financial and operational reviews by a professional corporate staff and the independent auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. Management believes that, as of December 31, 1998, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

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


/s/ George Boyadjieff                   /s/ Richard A. Kertson

George Boyadjieff                       Richard A. Kertson
Chairman, President &                   Vice President -- Finance &
Chief Executive Officer                 Chief Financial Officer

February 8, 1999



            CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995

In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Annual Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, customer orders and cancellations, backlog, operating trends, industry trends, the prices of oil and gas, manufacturing capacity, expectations for funding capital expenditures and operations in future periods and plans, objectives and estimated cost of Year 2000 compliance. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas, changes in capital spending by companies in the oil and gas industry for exploration, development and equipment, potential excess capacities, competitive pressures, technological and structural changes in the industry, litigation and environmental laws. The risks and uncertainties inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.


                                    no 23.

                                     [ $ ]

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


                                   Background

The business of the Company depends primarily upon the level of worldwide drilling activity, particularly offshore drilling activity. The level of drilling activity can be influenced by numerous factors, including the prices of oil and gas, economic and political conditions, finding and development costs of oil companies, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.

     Beginning in late 1997 oil and gas prices began to weaken, particularly the price of oil. The weakness continued through 1998 as the price of oil averaged approximately $14.40 a barrel and ended the year between $11 and $12 a barrel. Natural gas prices averaged approximately $2.04 per thousand cubic feet for 1998 but declined to an average of approximately $1.74 for December. The price of oil averaged approximately $20.60 and $22.10 a barrel for 1997 and 1996, respectively. The price of natural gas averaged approximately $2.50 per thousand cubic feet for each of 1997 and 1996. During 1996 and 1997, these commodity prices resulted in improved profits and cash flows for oil companies. Due in part to these stronger financial results, oil companies increased exploration and production expenditures, leading to increased drilling activity in 1996 and 1997. Conversely, the declining commodity prices during 1998 have led to lower cash flows for the oil companies and a reduction in exploration and production expenditures, leading to declining drilling activity. Commodity prices have remained low for the early part of 1999, further negatively impacting the level of worldwide drilling activity.

     Rig counts, as reported by industry sources, for each of the past three years are summarized in the following table:

                                                     1998     1997     1996
       --------------------------------------------------------------------
       Approximate Average Annual Rig Count:

       Worldwide average rig count                  1,843    2,126    1,836
        United States & Canada average rig count    1,088    1,317    1,043
        International average rig count               755      809      793
       Approximate average number of
        offshore rigs under contract                  555      606      550

In 1998, overall drilling activity, as reflected by the average number of rigs drilling worldwide, fell to its 1996 level after growing by approximately 16% in 1997. Drilling activity declined throughout 1998, ending the year with the December rig count averaging approximately 1,566. Significant in its impact on the Company during 1997 and 1996 was increased worldwide utilization of offshore rigs (rigs under contract as a percent of available rigs), which was driven both by increased demand and by a continually shrinking supply of available offshore rigs. Utilization rates were 94% and 90% for the years 1997 and 1996, respectively, and each of these rates was higher than any year since 1982. The higher utilization was accompanied by increasing dayrates and longer contract periods, particularly among the "premium" offshore rigs. This resulted in increased cash flow for the Company's major customers, the drilling contractors, and the announcement of plans to increase the mobile offshore rig fleet. Both the average number of offshore rigs under contract and the utilization rates began to decline in the second quarter of 1998 and have continued to decline throughout the year. In December of 1998, the approximate average number of offshore rigs under contract was 510 and the utilization rate was approximately 83%.

                                    no 24.

                                     [ $ ]


                             RESULTS OF OPERATIONS

The Company operates principally in the oil and gas well drilling equipment segment of the oilfield service industry. Set forth below are the annual orders for the Company's five Divisions which serve this segment.

          (in thousands)        1998            1997            1996
          -----------------------------------------------------------
          ORDERS

          Varco Systems      $ 258,494       $ 287,435      $ 137,722
          Varco BJ              94,968          99,379         56,308
          M/D Totco            110,647         100,602         63,950
          Shaffer              273,626         311,052        211,539
          Rigtech               19,621          22,452          8,969
          Cancellations       (117,953)
          -----------------------------------------------------------
            Total            $ 639,403       $ 820,920      $ 478,488
          ===========================================================

Orders declined $181.5 million, 22%, in 1998 as compared to 1997. This decline is primarily the result of the reduction in, and cancellation of, orders associated with upgrading and construction of offshore drilling rigs. The cancellations in 1998 were primarily due to customers terminating the construction of certain offshore drilling rigs and cancelling the related equipment orders. Of the total cancellations, approximately $67.1 million were incurred by Shaffer and $35.6 million by Varco Systems with the balance distributed among the remaining Divisions. New orders were also negatively impacted at all Divisions by the decline in overall drilling activity. M/D Totco's 1998 increase in orders was due to its new drilling rig control system, "V-ICIS," which was introduced in 1997.

     During 1998, the quarterly order rate declined throughout the year. The first quarter order rate was $299.6 million (less $13.0 million in cancellations) and the fourth quarter order rate was $117.5 million (less $54.4 million in cancellations).

     The higher level of orders in 1997 as compared to both 1998 and 1996 is primarily due to orders associated with upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Shaffer and Varco Systems Divisions. During 1997 Shaffer secured several orders to provide pressure control, motion compensation and related equipment, and Varco Systems obtained several orders to provide vertical and horizontal pipe handling systems and Top Drive Drilling Systems ("TDS's") to these rigs. The increase in orders for the Varco BJ and M/D Totco Divisions also resulted, in part, from the offshore rig upgrades and new construction. Rigtech's 1997 increase is primarily due to increased orders of "Automated Mud Systems" for such rigs.

     In addition to the construction and upgrading of offshore drilling rigs, in 1997 the Company benefited from increased sales of spare and replacement parts and service related to the increase in worldwide drilling activity. The Company estimates that approximately 20% to 25% of its order growth in 1997 is attributable to such increases.














     Set forth below are the annual revenues for the Company's five Divisions.

          (in thousands)       1998           1997         1996
          -------------------------------------------------------
          REVENUES

          Varco Systems      $266,776      $165,510      $117,658
          Varco BJ             95,959        68,931        53,830
          M/D Totco            94,639        90,601        62,227
          Shaffer             256,238       206,483       123,846
          Rigtech              21,273        13,372         9,419
          -------------------------------------------------------
            Total            $734,885      $544,897      $366,980
          =======================================================


                                    no 25.

                                     [ $ ]

The Company's sales and rentals increased by $190.0 million, 35% in 1998 as compared to 1997, with the Shaffer and Varco Systems Divisions accounting for $151.0 million of this increase. Approximately 85% of the increase at each of these Divisions is due to the delivery of equipment for offshore rig upgrades and construction and the remainder is due to increased sales of spare and replacement parts. Substantially all of the increases at the other Divisions are due to the delivery of equipment for offshore rig upgrades and construction.

     The Company's sales and rentals increased by $177.9 million, 48% in 1997 as compared to 1996, with the Shaffer and Varco Systems Divisions accounting for $130.5 million of this increase. Approximately 70% of the increase at each of these Divisions is due to the delivery of equipment for offshore rig upgrades and construction and the remainder is due to the overall drilling activity increase. M/D Totco and Varco BJ revenues increased $28.4 and $15.1 million, respectively. Approximately 55% of these increases are related to the overall drilling activity increase with the balance due to upgrades and rig construction.

     In early 1999, the price of oil remained in the $11 to $12 a barrel range and drilling activity continued to decline. If the price of oil doesn't increase significantly, management believes that new orders for its products are likely to decline below the fourth quarter rate of $117.5 million and negatively impact future revenues. The effect on 1999 revenues will be somewhat lessened by the shipment of the December 31, 1998 backlog.

     The Company's backlog of unshipped orders was $367.4 million at December 31, 1998, as compared to $462.9 million at December 31, 1997, and $186.9 million at December 31, 1996. The Company expects that substantially all of the backlog will be shipped by December 31, 1999. At December 31, 1998, the Company had received $95.8 million in customer cash deposits related to orders included in backlog. In accordance with industry practice, orders and commitments generally are cancellable by customers at any time. As a result of low oil prices and the downturn in drilling activity, the Company anticipates that it will experience additional cancellations. While the Company cannot predict the potential dollar value of any such cancellations, it expects such cancellations will be substantially less than the amount experienced in 1998.

     The increase in other income for 1998 as compared to prior years is attributable to cancellation fees received for expenses and costs incurred prior to the cancellation of orders.

     Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the Company were 32.5% for 1998, 36.2% for 1997 and 34.3% for 1996. 1998 gross margins were negatively impacted by high initial costs and retrofit costs on newer products at Shaffer, M/D Totco and Rigtech; higher manufacturing costs and increased manufacturing inefficiencies at all Divisions related to the increase in volume; and by the decline in rental revenue which carries a higher gross margin than other revenues. New products and retrofit costs accounted for approximately 2.3% of the 3.7% gross margin decline from 1997; higher manufacturing costs and inefficiencies accounted for approximately 1.0%; and lower rental income accounted for the balance. The higher 1997 margins as compared to 1996 were a result of improved margins at Varco Systems, Varco BJ and M/D Totco. These improvements favorably impacted consolidated margins by 3.2% as their combined margins improved from 38.9% in 1996 to 43.9% in 1997. Price increases accounted for approximately two-thirds of this improvement with the remainder attributable to the favorable Dutch Guilder exchange rate lowering dollar cost at Varco BJ's Netherlands manufacturing facility and to cost reductions. This improvement was partially offset by the larger percentage increase in Shaffer's revenue and by lower margins at the Shaffer Division. Shaffer's products carry lower gross margins (due principally to price competition) than the combined gross margins of the other Divisions. In addition, Shaffer's 1997 margins were negatively impacted by high initial costs on some of its newer products.

     The Company believes that new product development is significant to the future growth of the Company. Research and development expenses were $34.6 million, $21.1 million and $14.3 million for the years 1998, 1997 and 1996 respectively, and represented 4.7%, 3.9% and 3.9% of revenue, respectively, for those years. The Company expects that research and development expenses will continue at approximately 4.0% to 5.0% of revenue in 1999.

     Selling, general and administrative expenses were $109.1 million in 1998 (14.7% of revenues) as compared to $96.4 million in 1997 (17.7% of revenues) and $70.9 million (19.2% of revenues) in 1996. The increases in 1998 and 1997 as compared to 1996 resulted primarily from increases in employment related costs. The Company expects no 26.

                                     [ $ ]

that total selling, general and administrative expenses will decline in the future, commensurate with the anticipated revenue levels. It is further expected that the relation of these expenses to revenue will be above the 1998 rate of 14.7%.

     At December 31, 1998, overall Company employment was 2,951 (including 155 temporary employees) as compared to 2,852 (including 415 temporary employees) at December 31, 1997 and 1,936 (including 220 temporary employees) at December 31, 1996.

     During the fourth quarter of 1998, the Company recognized an $8.5 million special charge consisting of the following: severance cost for 1,100 employees of $6.1 million; a non-cash write-off of rental equipment of $1.5 million and an allowance for abandoned leases and other obligations of $900 thousand. The Company has adopted a plan to restructure all of its Divisions' operations consistent with the current and expected lower market conditions. The Company spent $422 thousand of the $7.0 million of cash charges in 1998 and expects to spend substantially all of the remaining cash charges in 1999.

     The Company's effective income tax rate was 33.8% in 1998 as compared to 35.0% in 1997 and 35.6% in 1996. The lower effective income tax rate in 1998 as compared to 1997 and 1996 resulted from the elimination in 1998 of the Company's valuation allowance on deferred tax assets. The Company now believes that it is more likely than not that all of its deferred tax assets will be realized.


                        Liquidity and Capital Resources

At December 31, 1998 the Company had cash and cash equivalents of $29.1 million as compared to $39.8 million at December 31, 1997. During 1998, the Company generated $31.2 million from operations, invested $35.3 million in property, plant and equipment and paid down long-term debt by $10.0 million.

     In July 1992, the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The remaining $10.0 million principal balance of the Senior Notes is payable on June 30, 1999.

     On June 27, 1997 the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. Proceeds from the initial advances were used to repay borrowings under a previous credit agreement and for the June 30, 1997 principal and interest payment on the Senior Notes. At December 31, 1998, there were no advances outstanding and $4.2 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis. At December 31, 1998, the amount available for dividends and repurchases under the Credit Agreement was $28.0 million.

     On November 6, 1997, the Board of Directors of the Company declared a two-for-one stock split of its Common Stock, payable on December 4, 1997 to shareholders of record at the close of business on November 20, 1997.

     Working capital was $176.3 million at December 31, 1998 compared to $137.5 million at December 31, 1997. The Company's current ratio has increased from 1.7 to 1.0 at December 31, 1997 to 1.8 to 1.0 at December 31, 1998. The increase in working capital and current ratio is primarily due to the higher level of receivables and inventory to support the Company's higher revenue levels in 1998. At December 31, 1998, the Company had no long-term debt.

     Capital expenditures were $35.3 million in 1998 and $35.1 million in 1997. These capital expenditures were primarily for the purchase of additional machine tools to increase manufacturing capacity. The Company expects to reduce its capital expenditures in 1999 to less than $20 million. The Company believes that its December 31, 1998 cash and cash equivalents and its credit facility will be sufficient to meet its capital expenditures, cash portion of the special charge, operating cash needs, and the principal payment on the Senior Notes in 1999.



                                    no 27.

                                     [ $ ]

                              Year 2000 Compliance

The Year 2000 Issue is the result of computer programs that use only two digits to identify a year rather than four. If not corrected, computer applications could fail or create erroneous results before, during and after the Year 2000.

         The Company is continuing to assess the impact that the Year 2000 Issue may have on its information technology ("IT") systems and its operations and has identified the following four key areas of its business that may be affected:

Products The Company has developed detailed testing procedures for each of its products that have a date reference. Compliance testing of the Company's products, in accordance with these procedures, is approximately 90% complete with the testing of all products expected to be completed by March 31, 1999. The most extensive testing is in the M/D Totco Division, which develops software for control systems and drilling applications. Based upon the evaluation and testing completed, the Company believes that its currently supported products, as opposed to discontinued and obsolete products, are Year 2000 compliant. The Company has mailed to its customers a list of compliant products and has advised customers which products needed to be upgraded or replaced for Year 2000 compliance.

Internal Business Systems The Year 2000 Issue could affect the systems, transaction processing, computer applications and devices used by the Company to operate and monitor all major aspects of its business, including financial systems, customer services, materials requirement planning, master production scheduling, networks and telecommunications systems. The Company has completed its assessment phase and believes that it has identified substantially all of the major systems, software applications and related equipment used in connection with its internal operations that must be modified or upgraded in order to minimize the possibility of a material disruption to its business. The Company is currently in the remediation phase of modifying and upgrading all affected systems and expects to complete this phase by the beginning of the third quarter of 1999. The Company estimates that it will be Year 2000 compliant by the end of the third quarter of 1999. However, any unforeseen problems which occur during the testing phase may adversely affect the Company's Year 2000 readiness.

Third-Party Suppliers and Customers The Company relies directly and indirectly, on external systems utilized by its suppliers for materials used in the manufacture of its products. The Company has requested confirmation from its suppliers of their Year 2000 compliance. The Company has received replies from approximately 15% of its suppliers. The replies received indicate that Year 2000 compliance will be achieved. However, there can be no assurance that suppliers will resolve all Year 2000 Issues with their systems in a timely manner. Any failure of third parties to resolve their Year 2000 Issues in a timely manner could result in the material disruption of the business of the Company. Any such disruption could have an adverse effect on the Company's operations.

     The Company does not intend to canvas its customers to insure that customers are Year 2000 compliant. While the Company does not believe that non-compliance by its customers would significantly impact their ability to continue their drilling operations and their ability to purchase drilling equipment, any disruption to the drilling process caused by non-compliance could negatively impact the Company's revenues.

Facility Systems Facility systems such as manufacturing equipment, heating, sprinklers, test equipment and security systems may also be affected by the Year 2000 Issue. The Company has commenced an assessment of the impact of all such systems on its facilities and does not anticipate any material impact on the Company's operations.

     The Company does not separately track internal cost incurred on the Year 2000 Issue. The Company has estimated that approximately 15% to 20% of its IT personnel's time is spent on the Year 2000 Issue. As of December 31, 1998, approximately $500 thousand have been accrued or paid to third parties relating to this issue. The Company has estimated that approximately $1.0 to $2.0 million will be paid in 1999 to third parties for software, hardware and consultation. The Company recognizes the need for developing contingency plans to address the Year 2000 Issues that may pose a significant risk to its on-going operations. Such plans could include the implementation of manual procedures to compensate for system deficiencies. During the remediation phase of the internal business systems, the Company will be evaluating potential failures and will attempt to develop responses in a timely manner. However, there can be no assurance that any contingency plans evaluated and potentially implemented by the Company would be adequate to meet the Company's needs without materially impacting its operations, that any such plan would be successful or that the Company's results of operations would not be materially and adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.


                                    no 28.

                                     [ $ ]

                          CONSOLIDATED BALANCE SHEETS


====================================================================
(dollars in thousands)

December 31,                                   1998            1997
====================================================================

Assets

Current Assets
Cash and cash equivalents                   $ 29,138        $ 39,827
Receivables -- principally trade,
 less allowances for doubtful
 accounts of $3,351 (1998) and
 $2,121 (1997)                               179,241         142,324
Inventories -- Note b                        152,412         131,971
Deferred tax assets -- Note d                 15,244          12,723
Assets held for sale                           7,717           1,326
Prepaid expenses                               6,639           4,673
--------------------------------------------------------------------
    Total Current Assets                     390,391         332,844
Property, plant and equipment --
 at cost, less accumulated
 depreciation -- Note c                       89,997          73,862
Rental equipment -- at cost,
 less accumulated depreciation                11,440          18,213
Cost in excess of net assets
 acquired, less accumulated
 amortization of $8,534 (1998)
 and $7,415 (1997)                            33,511          34,609
Other assets -- Notes a, b & d                21,581          11,601
--------------------------------------------------------------------
    Total Assets                            $546,920        $471,129
====================================================================

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable -- principally trade       $ 45,969        $ 53,394
Customer deposits                             95,766          79,068
Other accrued liabilities                     23,267          16,174
Accrued payroll and related costs             22,351          22,367
Accrued warranty                               7,558           5,490
Taxes payable                                  9,233           8,874
Current portion of long-term
 debt -- Note e                                9,948          10,000
--------------------------------------------------------------------
    Total Current Liabilities                214,092         195,367
Long-term debt, less current
 portion -- Note e                                             9,845
Postretirement obligations -- Note h           6,813           6,561
Other non-current liabilities -- Note d        6,648           6,157
--------------------------------------------------------------------
    Total Liabilities                        227,553         217,930

Shareholders' Equity -- Note f
Preferred Stock: 10,000,000 shares
 authorized, none issued and
 outstanding
 Common Stock: 120,000,000 shares
  authorized, 64,642,326 (1998) and
  64,171,744 (1997) issued and
  outstanding, stated value                   55,011          54,540
Additional paid-in capital                   102,062          96,682
Retained earnings                            162,294         101,977
--------------------------------------------------------------------
    Total Shareholders' Equity               319,367         253,199
Commitments and contingencies -- Note g
    Total Liabilities and
     Shareholders' Equity                   $546,920        $471,129
====================================================================

See notes to consolidated financial statements.


                                    no 29.

                                     [ $ ]

                       CONSOLIDATED STATEMENTS OF INCOME



===============================================================================
(in thousands, except per share data)

Year Ended December 31,                       1998          1997         1996
===============================================================================

Revenues

Net sales                                   $699,966     $ 500,067     $336,120
Rental income                                 34,919        44,830       30,860
Other income                                   6,094           892        1,442
-------------------------------------------------------------------------------
                                             740,979       545,789      368,422

Costs and expenses

Cost of sales                                484,165       334,729      231,792
Cost of rental income                         11,688        13,199        9,372
Selling, general and administrative
 expenses                                    109,079        96,398       70,891
Research and development costs                34,567        21,084       14,331
Special charge -- Note a                       8,500
Interest expense                               1,823         3,683        3,948
-------------------------------------------------------------------------------
                                             649,822       469,093      330,334
-------------------------------------------------------------------------------
Income before income taxes                    91,157        76,696       38,088
Income taxes -- Note d                        30,819        26,821       13,546
-------------------------------------------------------------------------------
Net income                                  $ 60,338      $ 49,875     $ 24,542
===============================================================================
Basic income per share                      $    .94      $    .78     $    .39
===============================================================================
Shares used in computing basic
 income per share                             64,451        63,650       62,181
===============================================================================


Diluted income per share                    $    .92      $    .76     $    .38
===============================================================================
Shares used in computing
 diluted income per share                     65,594        65,201       63,463
===============================================================================

See notes to consolidated financial statements.


                                    no 30.

                                     [ $ ]

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

========================================================================================================================
(in thousands)                                                      Common Stock
                                                          Issued and Outstanding   Additional
                                                          ----------------------      Paid-in     Retained
Year Ended December 31, 1998, 1997 and 1996                   Shares      Amount      Capital     Earnings        Total
========================================================================================================================
Balances at December 31, 1995                                 60,323    $ 50,691    $  73,861    $  26,627    $ 151,179
Net income                                                                                          24,542       24,542
Common Stock issuances                                         2,876       2,876       16,105                    18,981
Foreign currency translation adjustment                                                                806          806

-----------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996                                 63,199      53,567       89,966       51,975      195,508
Net income                                                                                          49,875       49,875
Common Stock issuances                                           973         973        6,716                     7,689
Foreign currency translation adjustment                                                                127          127

-----------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                                 64,172      54,540       96,682      101,977      253,199
Net income                                                                                          60,338       60,338
Common Stock issuances                                           471         471        5,380                     5,851
Foreign currency translation adjustment                                                                (21)         (21)

-----------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998                                 64,643    $ 55,011    $ 102,062    $ 162,294    $ 319,367
=======================================================================================================================

See notes to consolidated financial statements.


                                    no 31.

                                     [ $ ]

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


=============================================================================
(in thousands)

Year Ended December 31,                   1998          1997          1996
=============================================================================

Operating Activities
Net income                           $  60,338     $  49,875     $  24,542
Items included in net income
 not requiring (providing) cash:
   Depreciation                         19,875        14,760        10,928
   Amortization                          2,246         2,211         2,321
   Deferred income taxes                (6,681)       (3,371)       (2,772)
   Write-off of rental equipment         1,500
   Postretirement obligations              252           474           840
   Other                                 2,492         1,696           365
Changes in operating assets and
 liabilities:
   Receivables                         (36,917)      (47,164)      (34,477)
   Inventories                         (20,441)      (40,098)      (22,667)
   Additions to rental equipment        (3,295)      (11,494)      (10,204)
   Prepaids                             (1,966)         (516)         (624)
   Accounts payable                     (7,425)       15,579        16,459
   Customer deposits                    16,698        76,372         1,842
   Accrued liabilities                   9,161         5,009         1,941
   Accrued payroll                         (16)        8,970         4,453
   Taxes payable                           359         3,021         3,968
   Other                                (4,961)        1,986         1,967
----------------------------------------------------------------------------
     Net Cash from (used in)
      Operating Activities              31,219        77,310        (1,118)

Investing Activities
Property, plant and equipment
 purchases                             (35,269)      (35,121)      (11,023)
Proceeds from equipment sales              306         1,280           659
----------------------------------------------------------------------------
     Net Cash (used in)
      Investing Activities             (34,963)      (33,841)      (10,364)

Financing Activities
Proceeds from line of credit            61,000       124,500        72,000
Payments on long-term debt and
 line of credit                        (71,000)     (137,500)      (79,000)
Proceeds from issuance of
 Common Stock                            3,055         3,914        17,514
Deferred issue costs                                    (350)
----------------------------------------------------------------------------
     Net Cash (used in) from
      Financing Activities              (6,945)       (9,436)       10,514

Net (decrease) increase in
 cash and cash equivalents             (10,689)       34,033          (968)
Cash and cash equivalents at
 beginning of year                      39,827         5,794         6,762
----------------------------------------------------------------------------
Cash and cash equivalents at
 end of year                         $  29,138     $  39,827     $   5,794
============================================================================

See notes to consolidated financial statements.

                                    no 32.

                                     [ $ ]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                     [ a ]

                   Summary of significant accounting policies

Description of Business Varco International, Inc. and its subsidiaries (the "Company") are engaged in the design, manufacture, sale and rental of tools, equipment and instrumentation used primarily in the worldwide oil and gas well drilling equipment segment of the oil field service industry. The Company operates through five Divisions: Varco Systems, whose products include integrated systems for rotating and handling pipe on a drilling rig; Varco BJ, whose products include pipe handling tools, hoisting equipment and rotary equipment; M/D Totco, whose instrumentation products are used in the management of drilling operations and control of equipment; Shaffer, whose products include pressure control and motion compensation equipment and flow devices; and Rigtech, whose products are used in the handling, mixing, transport and conditioning of drilling fluids.

Principle of Consolidation   The consolidated financial statements include the
accounts of Varco International, Inc. and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

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

Rental equipment   Rental equipment is stated at the lower of cost or market, net of accumulated depreciation of $23,407,000 and $18,261,000 at December 31, 1998 and 1997, respectively. Rental equipment is depreciated over estimated useful lives ranging from 3 to 7 years. The equipment is generally leased under short-term arrangements, usually not exceeding 90 days in duration. In 1998, the Company determined, as a result of market conditions, that certain M/D Totco rental equipment would not be rentable in the future. Accordingly, a special non-cash charge of $1,500,000 was incurred to write-off this rental equipment.

Depreciation   Depreciation is provided using the straight-line method over estimated useful lives ranging from 3 to 30 years.

Intangible Assets   The excess of cost over net assets of businesses acquired
("goodwill") is amortized on a straight-line basis over periods ranging from 10 to 40 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows. Included in Other Assets are other intangible assets totaling $2,376,000, net of accumulated amortization of $6,626,000 at December 31, 1998, which are being amortized on a straight-line basis over estimated useful lives ranging from 5 to 17 years.

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


                                    no 33.

                                     [ $ ]

Impairment of Long-Lived Assets   Impairment losses are recorded on long-lived
assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Long-lived assets expected to be disposed of, including excess equipment and production facilities held for sale, are stated at their estimated fair value less cost to sell.

Revenue Recognition   The Company recognizes revenue upon shipment of product,
upon the use of rented equipment and upon the completion of installation work.

Fair Value of Financial Instruments   The carrying amounts of financial
instruments including cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of December 31, 1998 and 1997 because of the relatively short maturity of these instruments. The carrying value of debt approximated fair value as of December 31, 1998 and 1997, based upon quoted market prices for similar debt issues.

Foreign Currency   The Company has determined that the United States dollar is the functional currency of all its foreign subsidiaries except for Rig Technology Limited whose functional currency is the British pound sterling. Accordingly, the financial statements of most foreign operations are remeasured in terms of the United States dollar and exchange gains and losses are recognized in operations. The exchange losses in 1998 were $994,000 and the exchange gains in 1997 and 1996 were $264,000 and $283,000, respectively. Financial statements of Rig Technology Limited are translated at current rates of exchange, with gains or losses resulting from translation included in retained earnings.

Stock Based Compensation   The Company accounts for stock option grants to
employees in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees".

Per Share Data   Basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding. Dilutive per share amounts are computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents, which consist solely of converting outstanding stock options, using the treasury method.

Special Charge   During the fourth quarter of 1998, the Company adopted a plan to restructure all of its Divisions' operations consistent with the current and expected lower market conditions and recognized an $8,500,000 special charge consisting of the following: severance for 1,100 employees of $6,100,000; a non-cash write-off of rental equipment of $1,500,000; and an allowance for abandoned leases and other obligations of $900,000. The Company spent $422,000 of the cash provision in 1998 and expects to spend substantially all of the remaining cash costs in 1999.

Reclassification    Certain amounts in the 1997 and 1996 financial statements
have been reclassified to conform with current year classification.


                                     [ b ]

                                  Inventories

Inventories classified as current assets consist of the following:

     December 31,  (in thousands)                       1998              1997
     -------------------------------------------------------------------------
     Raw materials                                 $   5,806         $   6,118
     Work in process                                  50,684            43,495
     Finished goods                                  109,581            95,063
     Excess of current cost over LIFO value          (13,659)          (12,705)
     -------------------------------------------------------------------------
                                                   $ 152,412         $ 131,971
     =========================================================================

A portion of the Company's inventory is not expected to be sold or used within one year and, accordingly has been reclassified as Other Assets. The amount of inventory estimated to exceed one year's usage was $7,500,000 and $3,500,000 at December 31, 1998 and 1997, respectively.


                                    no 34.

                                     [ c ]

                         Property, plant and equipment

Property, plant and equipment consists of the following:

                                                                     Estimated
                                                                  Useful Lives
     December 31, (in thousands)              1998       1997          (Years)
     -------------------------------------------------------------------------
     Land                                 $  2,726   $  2,663
     Buildings and improvements             34,683     28,825         3-30
     Machinery and equipment                94,463     83,187         5-12
     Furniture and fixtures                 28,215     20,447          3-5
     Autos and trucks                        1,173      1,209          3-5
     -------------------------------------------------------------------------
                                           161,260    136,331
     Less accumulated depreciation          71,263     62,469
     -------------------------------------------------------------------------
                                          $ 89,997   $ 73,862
     =========================================================================


                                     [ d ]

                                  Income taxes

Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31, (in thousands)                             1998             1997
-----------------------------------------------------------------------------
Deferred tax liabilities:
Tax over  book depreciation                         $  3,105         $  3,805

Deferred tax assets:
Intercompany profit elimination                        5,322            5,635
Accruals                                               3,599            2,381
Postretirement benefit obligation                      2,819            3,141
Allowance for excess inventory                         2,623            2,320
Allowance for warranty cost                            2,094            1,617
Allowance for loss on sale of assets                   2,021            1,937
Other                                                  2,994            1,666
-----------------------------------------------------------------------------
Total deferred tax assets                             21,472           18,697
Valuation allowance for deferred tax assets                            (3,206)
-----------------------------------------------------------------------------
Net deferred tax assets                               21,472           15,491
=============================================================================
Net deferred taxes                                  $ 18,367         $ 11,686
-----------------------------------------------------------------------------
Current deferred tax assets                         $ 15,244         $ 12,723
Noncurrent deferred tax assets (liabilities)           3,123           (1,037)
-----------------------------------------------------------------------------
Net deferred taxes                                  $ 18,367         $ 11,686
=============================================================================

United States and foreign income before income taxes and the components of income tax expense are as follows:

December 31, (in thousands)           1998           1997           1996
------------------------------------------------------------------------
Income before income taxes:
U.S.                               $74,361        $59,279        $28,347
Foreign                             16,796         17,417          9,741
------------------------------------------------------------------------
                                   $91,157        $76,696        $38,088
========================================================================


                                     no 35.

                                     [ $ ]

Income tax expense (benefit):

December 31, (in thousands)             1998             1997             1996
------------------------------------------------------------------------------

Current:
U.S.                                $ 28,824         $ 21,340         $ 13,137
Foreign                                6,708            5,577            2,913
State                                  2,231            1,146              850
Utilization of net operating
 losses and credits                   (1,509)          (1,099)          (1,750)
Tax benefits credited to
 paid-in capital                       1,246            3,206            1,168
------------------------------------------------------------------------------
                                      37,500           30,170           16,318

Deferred:
U.S.                                  (6,681)          (4,448)          (3,773)
Foreign                                                 1,099            1,001
------------------------------------------------------------------------------
                                    $ 30,819         $ 26,821         $ 13,546
==============================================================================

Differences between the Company's income tax expense and an amount calculated utilizing the federal statutory rate are as follows:

December 31, (in thousands)              1998             1997             1996
-------------------------------------------------------------------------------
At federal statutory rate            $ 31,905         $ 26,844         $ 13,331
Increases (reductions)
 in taxes:
Change in valuation allowance          (3,206)
FSC benefit                            (1,788)          (2,069)          (1,278)
State taxes, net of federal
 benefit                                1,450              745              552
Tax impact of
 non-deductible expenses                  877              772              664
Tax rate differential on
 foreign earnings and
 losses recorded without
 tax benefit                              829              519              504
Other                                     752               10             (227)
-------------------------------------------------------------------------------
Total tax provision                  $ 30,819         $ 26,821         $ 13,546
===============================================================================

     Income taxes paid net of refunds received in 1998, 1997, and 1996 were $36,623,000, $24,393,000 and $11,222,000, respectively.

     The Company is currently under examination by the Internal Revenue Service for the years ended December 31, 1996 and 1995. Management believes the resolution of this examination will not have a material adverse effect on the Company's financial position or results of operations.


                                     [ e ]

                                 Long-term debt

Long-term debt consists of notes payable to institutional investors under an 8.95% Senior Note Agreement (the "Note Agreement.") Principal is due in five equal annual installments which commenced June 30, 1995, and interest is payable semiannually. The Note Agreement contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property. The remaining principal balance of $10 million is payable on June 30, 1999.

     The Company has a seven-year unsecured revolving credit agreement, dated June 27, 1997, with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. Advances under the Credit Agreement bear interest at either a prime rate minus .25% or a rate based on the Eurodollar Market. The agreement requires a commitment fee of .25% of the unused portion of the credit facility, restricts additional borrowings if minimum asset levels are not met and contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property. At December 31, 1998, there were no advances outstanding and $4.2 million in letters of credit outstanding under this facility.

     Interest paid during 1998, 1997 and 1996 was $1,698,000, $3,664,000 and
$5,470,000, respectively.


                                    no 36.

                                     [ $ ]



                                     [ f ]

                              Shareholders' equity

On November 6, 1997, the Board of Directors of the Company declared a two-for-one stock split of its Common Stock, payable in the form of a 100% stock dividend, on December 4, 1997 to shareholders of record at the close of business on November 20, 1997. Stock options, and all other agreements payable in the Company's Common Stock, have been adjusted to reflect the split. In addition, the balance shown as Common Stock has been increased to reflect the split with a corresponding decrease in additional paid-in capital. All references to number of shares, except shares authorized, in the consolidated financial statements and related notes have been adjusted to reflect the stock dividend on a retroactive basis.

     The Varco 1980 Employee Stock Purchase Plan permits the Company's employees to purchase Common Stock at a price equal to 85% of its fair market value at the beginning or end of a six-month plan period. As of December 31, 1998, 2,584,737 shares have been sold under this plan with a maximum of 4,000,000 shares available for sale under this plan.

     The Varco International, Inc. Stock Bonus Plan (the "Bonus Plan") authorizes the Compensation Committee of the Board of Directors to award additional compensation to selected key employees of the Company in the form of stock awards payable in shares of Common Stock of the Company to a maximum of 2,000,000 shares. Through December 31, 1998, 838,415 shares have been granted and issued to key employees under the Bonus Plan.

     The Varco International, Inc. 1990 Stock Option Plan permits, and predecessor plans permitted, the grant of incentive and non-statutory options to key employees and officers. Options granted under the plans must be not less than the fair market value of the stock on the date of grant. Options are exercisable during such periods as determined by the Compensation Committee and expire not later than ten years from the date of the grant.

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

     Stock option activity for the plans was as follows:

                              1998                     1997                      1996
                      -----------------------------------------------------------------------
                                 Weighted                  Weighted                  Weighted
                                  Average                   Average                   Average
                                 Exercise                  Exercise                  Exercise
                        Options     Price         Options     Price         Options     Price
---------------------------------------------------------------------------------------------
Outstanding at
  beginning of year   2,324,724   $  6.15       2,587,968   $  3.80       2,529,338   $  3.00
Granted                 406,861     20.47         557,502     13.25         739,718      5.54
Exercised               200,152      4.93         790,386      3.40         641,888      2.55
Cancelled                50,288      9.51          30,360      7.54          39,200      3.74
---------------------------------------------------------------------------------------------
Outstanding at
 end of year          2,481,145   $  8.53       2,324,724   $  6.15       2,587,968   $  3.80
---------------------------------------------------------------------------------------------
Exercisable at
 end of year          1,201,444                   803,788                 1,030,020
---------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1998:

                                      Options Outstanding                   Options Exercisable
                        ----------------------------------------------------------------------------------
                                         Weighted Average
                                                Remaining         Weighted                        Weighted
                                Number   Contractual Life          Average        Number           Average
Range of Exercise Prices   Outstanding            (Years)   Exercise Price   Exercisable    Exercise Price
$2.28 to $4.625               995,490                4.42   $         3.06       765,985    $        3.04
$5.25 to $7.91                577,757                7.13             5.51       277,739             5.79
$10.4375 to $12.9688          538,298                8.37            12.47       117,720            12.47
$18.672 to $23.1875           369,600                8.98            22.21        40,000            18.67
---------------------------------------------------------------------------------------------------------
$2.28 to $23.1875           2,481,145                6.59   $         8.53     1,201,444    $        5.12
---------------------------------------------------------------------------------------------------------

                                    no 37.

                                     [ $ ]


In 1996, the Company adopted the disclosure provisions of FASB Statement No. 123 "Accounting for Stock-Based Compensation". As permitted by that standard the Company continues to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans and its stock purchase plan. The compensation cost that has been charged against income for its stock bonus plan was $985,000, $1,549,000 and $569,000 for the years 1998, 1997 and 1996, respectively. Had compensation costs for the Company's stock option plans and stock purchase plan been determined based upon fair value at the grant date under these plans consistent with FASB Statement No. 123 methodology, the Company's net income and income per share would have been reduced to the pro forma amounts shown below:

                                        1998              1997              1996
--------------------------------------------------------------------------------
Net income -- as reported        $60,338,000       $49,875,000       $24,542,000
Net income -- pro forma           58,136,000        48,574,000        23,833,000
As reported --
  Basic income per share         $       .94       $       .78       $       .39
  Diluted income per share               .92               .76               .38
Pro forma --
  Basic income  per share        $       .90       $       .76       $       .38
  Diluted income per shares              .89               .74               .38


The fair value of shares is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                            1990 Stock     1994 Directors'     1980 Stock
                           Option Plan   Stock Option Plan  Purchase Plan
-------------------------------------------------------------------------
Expected life (years)                6                   3             .5
Risk-free interest rate
    1998                          5.88%                6.5%             5%
    1997                          6.25%                  6%           5.2%
    1996                           6.2%                  6%           5.2%
Volatility
    1998                            48%                 48%            48%
    1997                            45%                 45%            45%
    1996                            42%                 42%            42%

For the options granted during 1998, 1997 and 1996, the weighted-average fair value at date of grant was $10.65, $6.05, and $2.65 per option, respectively. The weighted-average fair value at date of grant for stock purchase shares during 1998, 1997 and 1996 was $1.21, $2.35 and $.96 per share, respectively. The discounted value of the stock purchase plan shares granted in 1998, 1997 and 1996 using the Black-Scholes option-pricing model was $465,000, $277,000 and $178,000, respectively. At December 31, 1998, the Company had reserved 5,959,853 shares of Common Stock for future issuance in connection with the four stock-based compensation plans.

     On May 29, 1996, the Company completed the sale of 989,406 shares of its Common Stock at a price to the public of $15.875 per share. A portion of the net proceeds from the sale of approximately $14.6 million was used to make the $10.0 million principal payment due June 30, 1996, on the Senior Notes.

     During 1997, the Company adopted a Stockholder Rights Plan ("Rights Plan"). As part of the Rights Plan, the Company's Board of Directors declared a dividend of one preferred stock purchase right ("Right") for each share of the Company's Common Stock outstanding on November 27, 1997. The Board also authorized the issuance of one such Right for each share of the Company's Common Stock issued thereafter.

     The Rights will become exercisable only if, without the prior approval of the Board, a person or group acquires 15% or more of Varco's Common Stock or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Common Stock.


                                    no 38.

                                     [ $ ]


     Each Right will entitle its holder to purchase one one-thousandth of a share of a new series of the Company's Preferred Stock at an exercise price of $140.00. If a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder (other than the acquiring person or group) to purchase at the Right's then-current exercise price, a number of shares of Varco Common Stock (or in certain circumstances, cash, property or other securities) having a market value equal to twice the exercise price. In addition, if at any time after such an acquisition, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each outstanding Right will entitle its holder (other than the acquiring person or group) to purchase, at the Right's then-current exercise price, a number of the acquiring person's common shares having a market value equal to twice the exercise price.

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


                                     [ g ]

                         Commitments and contingencies

The Company leases land and its executive offices in Orange, California under two operating leases, from certain officers, directors, and shareholders of the Company. The land lease expires in 2012, has an annual aggregate rental of $480,000 (subject to upward adjustment in 2002 based on appraisals) plus real estate taxes and other expenses. The Company has the option to purchase the leased land at a price equal to the greater of the original cost of the property to the lessors or the fair market value at the time of purchase. The office lease expires in 2005 and has an aggregate annual rental of $378,000 (subject to periodic upward adjustments based upon the consumer price index.) The Company has an option to extend this lease for 60 months based on the then fair market rent of the building.

     The Company leases most of its sales, service and distribution facilities under agreements ranging from one to eight years.

     Approximate minimum annual rental payments under noncancellable operating leases as of December 31, 1998 are as follows:

     (in thousands)     Real Estate        Equipment            Total
     ----------------------------------------------------------------
     1999             $       3,041      $     3,291   $        6,332
     2000                     2,123            2,323            4,446
     2001                     1,649            1,084            2,733
     2002                     1,405              274            1,679
     2003                     1,277               55            1,332
     Thereafter               5,673                             5,673
     ----------------------------------------------------------------
                      $      15,168      $     7,027   $       22,195
     ================================================================

Rent expense amounted to $8,867,000, $6,696,000, and $5,185,000 for 1998, 1997,
and 1996, respectively.

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

     The Company has been designated as a potentially responsible party ("PRP") for two separate waste disposal sites. With respect to both of the sites, numerous other PRPs have similarly been designated. The Company has contribution agreements with other PRPs, and settlements and costs paid by the Company have not been significant. In the opinion of the Company's management neither these nor other environmental matters would have a material adverse effect on the consolidated financial position of the Company.


                                    no 39.

                                     [ $ ]

                                     [ h ]

                                 Benefit Plans

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("Statement 132") Statement 132 does not change the measurement or recognition provisions of previously issued standards, but revises disclosures about pensions and other postretirement benefit plans. The Company adopted Statement 132 in 1998. Restatement of disclosures for the prior years has been made for comparative purposes.

     The Company has a contributory profit sharing plan covering eligible U.S. employees and certain foreign employees with more than one year's service. Under the plan, the Company contributes from 2% to 20% of its net income (as defined) at the discretion of the Board of Directors. The total contribution may not exceed the maximum amount allowable for income tax purposes. Contributions to the plan amounted to $6,500,000, $5,000,000, and $2,400,000, for 1998, 1997 and
1996, respectively. In 1993, the Company amended its Profit Sharing Plan to designate a portion of profit sharing contributions for retiree healthcare and life insurance benefits for certain eligible employees retiring after December 31, 1993. In 1995 the plan was further amended to include an employer matching contribution. The Company's matching contribution amounted to $1,084,000, $831,000 and $651,000 in 1998, 1997, and 1996, respectively.

     The Company also has a supplemental defined benefits plan providing retirement and death benefits for a number of key employees. The plan is unfunded and the net pension liability was $3,396,000 and $2,811,000 at December 31, 1998 and 1997, respectively. Expense under the plan was $723,000, $652,000, and $602,000 in 1998, 1997, and 1996, respectively.

     For certain former employees who retired prior to December 31, 1993, healthcare and life insurance benefits are provided through insurance companies. In 1993 the Company adopted FASB Statement No. 106, "Accounting for Postretirement Benefits Other Than Pensions". The transition obligation is being amortized over 20 years.

     The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 8% for 1998 and is assumed to decrease gradually to 4.5% for 2010 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1998, by $870,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1998 by $70,000.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7% at December 31, 1998 and 1997, respectively.

     Net periodic postretirement benefit cost includes the following components:

Year ended December 31, (in thousands)            1998        1997        1996
--------------------------------------------------------------------------------
Interest cost                                  $   723     $   856     $   854
Amortization of transition obligation              763         763         763
Amortization of (gain)                            (513)       (378)       (382)
--------------------------------------------------------------------------------
                                               $   973     $ 1,241     $ 1,235
================================================================================











The following table sets forth the change in benefit obligation of the Company's postretirement benefit plan:

At December 31                                             1998           1997
--------------------------------------------------------------------------------
Changes in benefit obligation
 Benefit obligation at beginning of year               $ 10,758       $ 12,172
 Interest cost                                              723            856
 Benefits paid                                             (721)          (767)
 Actuarial (gain)                                          (404)        (1,503)
--------------------------------------------------------------------------------
Benefit obligation at end of year                      $ 10,356       $ 10,758

Funded status                                          $(10,356)      $(10,758)
Unrecognized actuarial (gain)                            (7,126)        (7,235)
Unrecognized transition obligation                       10,669         11,432
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation              $ (6,813)      $ (6,561)

                                    no 40.

                                     [ $ ]

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


                                     [ i ]

                 Selected quarterly financial data (unaudited)


(in thousands except per share data)          1st Quarter     2nd Quarter     3rd Quarter(1)     4th Quarter
------------------------------------------------------------------------------------------------------------
1998
Revenues                                       $  150,191      $  197,211      $  193,985         $  199,592
Gross profit                                       54,695          67,313          59,445             57,579
Special charge                                                                                         8,500
Income before income taxes                         22,760          29,997          22,574             15,826
Income taxes                                        7,775          10,268           7,610              5,166
Net income                                         14,985          19,729          14,964             10,660
Basic income per share                                .23             .31             .23                .16
Diluted income per share                              .23             .30             .23                .16

1997
Revenues                                       $  101,071      $  129,634      $  140,408         $  174,676
Gross profit                                       34,612          44,645          52,067             65,645
Income before income taxes                         11,506          16,593          20,811             27,786
Income taxes                                        4,122           5,823           7,410              9,466
Net income                                          7,384          10,770          13,401             18,320
Basic income per share                                .12             .17             .21                .29
Diluted income per share                              .11             .17             .21                .28


(1) Certain amounts in the third quarter of 1998 have been reclassified to conform with year-end classification.


                                     [ j ]

                  Business Segment and Geographic Information

Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the following disclosure of segment information.

     The Company has five reportable segments--its five Divisions described in Note a. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that certain expenses, such as interest, amortization of certain intangibles, special charges and general corporate expenses are not allocated to the Divisions. In addition, certain assets including cash and cash equivalents, deferred taxes, and certain intangible assets are not allocated to the Divisions.

     Intersegment sales are recorded at the selling Division's cost plus profit which is calculated as a fixed percentage mark-up on cost.

     The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes, and each Division has its own President that reports directly to the Chief Executive Officer of the Company.

                                    no 41.

                                     [ $ ]

     Selected financial information for the Company's reportable segments for the year ended December 31, 1998, 1997 and 1996 follows:


(in thousands)                    Varco Systems       Varco BJ         M/D Totco         Shaffer         Rigtech            Total
------------------------------------------------------------------------------------------------------------------------------------

1998
Revenues from external
 customers                           $ 266,776        $  95,959         $   94,63       $ 256,238        $  21,273         $ 734,885
Intersegment revenues                    2,798              285             5,429                                              8,512
Depreciation and amortization            6,851            1,488             5,980           6,611              959            21,889
Segment income (loss)                   64,668           24,678             9,061          19,574             (222)          117,759
Segment assets                         141,309           58,372            81,905         178,947           21,864           482,397
Expenditures for
 long-lived assets                      15,544            5,758             5,156           3,729            5,082            35,269

1997

Revenues from external
 customers                           $ 165,510        $  68,931         $  90,601       $ 206,483        $  13,372         $ 544,897
Intersegment revenues                    3,372              320             3,399                               41             7,132
Depreciation and amortization            5,499            1,101             5,488           3,789              859            16,736
Segment income                          36,272           15,966            20,054          27,102              785           100,179
Segment assets                         114,695           47,504            89,036         151,985           17,735           420,955
Expenditures for
 long-lived assets                      11,429            3,086             3,731          16,467              408            35,121

1996

Revenues from external
 customers                           $ 117,658        $  53,830         $  62,227       $ 123,846       $   9,419         $ 366,980
Intersegment revenues                                                         481                              38               519
Depreciation and amortization            3,622              988             4,938           2,791             638            12,977
Segment income                          17,902            7,297            12,127          15,102           1,331            53,759
Segment assets                          76,451           39,283            71,468         101,051          11,863           300,116
Expenditures for
 long-lived assets                       3,192              498             1,276           5,757             300            11,023


The following reconciles segment income to consolidated income before income taxes and segment assets and depreciation and amortization to consolidated assets and consolidated depreciation and amortization:

(in thousands)                                   1998         1997         1996
--------------------------------------------------------------------------------

INCOME
Segment income                              $ 117,759    $ 100,179    $  53,759
Elimination of
 intercompany profit                           (1,952)      (1,558)        (144)
Unallocated amounts:
Corporate and other expenses                  (14,327)     (18,261)     (11,579)
Special charge                                 (8,500)
Interest expense                               (1,823)      (3,664)      (3,948)
--------------------------------------------------------------------------------
Income before income taxes                  $  91,157    $  76,696    $  38,088
================================================================================

ASSETS
Total assets for
 reportable segments                        $ 482,397    $ 420,955    $ 300,116
Assets held at Corporate                       64,523       50,174       15,905
--------------------------------------------------------------------------------
                                            $ 546,920    $ 471,129    $ 316,021
================================================================================

DEPRECIATION AND  AMORTIZATION
Depreciation and amortization
 for reportable segments                     $  21,889    $  16,736    $  12,977
Other                                              232          235          272
--------------------------------------------------------------------------------
                                             $  22,121    $  16,971    $  13,249
================================================================================

                                   no 42.

                                     [ $ ]

Information about the Company's revenue and long-lived assets by geographical area for 1998, 1997 and 1996 follows:

(in thousands)                                  1998         1997         1996
--------------------------------------------------------------------------------

GEOGRAPHIC AREA REVENUE
United States                              $ 340,536    $ 240,706    $ 114,981
Brazil                                        68,123       26,945       11,049
United Kingdom                                53,838       52,705       54,631
Singapore                                     33,575       32,198       32,732
Rest of World                                238,813      192,343      153,587
--------------------------------------------------------------------------------
Total Net Revenue                          $ 734,885    $ 544,897    $ 366,980
================================================================================

GEOGRAPHIC AREA--LONG-LIVED ASSETS
United States                              $ 100,981    $ 100,115    $  72,944
United Kingdom                                16,370       13,488       13,690
Netherlands                                   11,664        8,243        6,474
Singapore                                      3,203        1,918        3,505
Rest of World                                  2,730        2,920        1,578
--------------------------------------------------------------------------------
Total Long-lived Assets                    $ 134,948    $ 126,684    $  98,191
================================================================================

During 1998 sales to two customers were $122,010,000 and $100,304,000, respectively. During 1996 sales to one customer amounted to $45,228,000. There were no sales to a single customer in 1997 in excess of 10% of total sales.


                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Varco International, Inc.

We have audited the accompanying consolidated balance sheets of Varco International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varco International, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                      Ernst & Young LLP

Orange County, California
February 8, 1999

                                    no 43.

                                     [ $ ]

                               STOCK INFORMATION



                       Price Range of Varco Common Stock

The following table sets forth for the periods indicated the high and low sale prices per share of Common Stock reported by the New York Stock Exchange. All per share amounts have been adjusted to reflect the two-for-one stock split. There were 2,452 holders of record of the Common Stock as of the close of business on March 1, 1999


                      High       Low                               High       Low
---------------------------------------------------------------------------------
1998                                           1997
First Quarter        28         15 1/4        First Quarter      14 5/8      10 1/2
Second Quarter       32 3/16    18 13/16      Second Quarter     16 3/16     10 3/16
Third Quarter        21 3/8      7 1/8        Third Quarter      24 7/8      14 13/16
Fourth Quarter       13 3/8      5 7/16       Fourth Quarter     33 13/16    17


                                Dividend Policy

The payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock are restricted by the Note Agreement between Varco and its institutional lenders and Varco's revolving Credit Agreement with three financial institutions. Under the revolving Credit Agreement, which is generally the more restrictive, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5,000,000 plus 25% of Varco's consolidated net income arising after June 30, 1997, computed on a cumulative basis. At December 31, 1998, the amount available for dividends and repurchases under the credit agreement was $28,015,000. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

     The Company has not paid a dividend on the Common Stock since 1982, and the Board of Directors presently has no plans to resume the payment of dividends.


                                 Annual Meeting

The Varco International, Inc. 1999 Annual Meeting will be held on May 13, 1999 at the Doubletree Hotel, 100 The City Drive, Orange, California. All shareholders are cordially invited to attend.


                           Annual Report on Form 10-K

The Company's Annual Report on Form 10-K for the year ended December 31, 1998, as filed with the Securities and Exchange Commission, is available by writing to Donald L. Stichler, Vice-President, Controller-Treasurer and Secretary, Varco International, Inc., 743 North Eckhoff Street, Orange, California 92868.

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

                                    no 44.

Corporate
Headquarters

Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
(714) 978-1900

Operating Units

M/D Totco
1200 Cypress Creek Road
Cedar Park, Texas  78613
(512) 340-5000

Shaffer
12950 West Little York
Houston, Texas  77041
(713) 937-5000

Rigtech
South College Street
Aberdeen, Scotland
AB1 2LP

Varco BJ
Nijverheidsweg 45
4879 AP Etten-Leur
The Netherlands
and
12950 West Little York
Houston, Texas  77041
(713) 937-5000

Varco Systems
743 North Eckhoff Street
Orange, California  92868
(714) 978-1900


Independent Accountants

Ernst & Young LLP
Orange County


General Counsel

Pircher, Nichols &
Meeks
Los Angeles

Board of Directors
--------------------
George Boyadjieff
Chairman of the Board, President and Chief Executive Officer of the Company

Walter B. Reinhold
Chairman Emeritus of the Company

George S. Dotson
President
Helmerich & Payne International Drilling Co.

Andre R. Horn*
Chairman Emeritus
Needham & Company, Inc.

Jack W. Knowlton*+
President
The Knowlton Co.

Leo J. Pircher
Partner
Pircher, Nichols & Meeks

Carroll W. Suggs
Chairman of the Board
Petroleum Helicopters, Inc.

Robert A. Teitsworth*+
Independent Oil & Gas
Producer

Eugene R. White
Retired Chairman of the Board
Amdahl Corporation

James D. Woods+
Chairman Emeritus and Consultant to Baker Hughes Incorporated

Member of the Audit Committee
+ Member of the Compensation Committee

Officers
-------------

[Varco International, Inc.]

George Boyadjieff
Chairman of the Board, President and Chief Executive Officer

Walter B. Reinhold
Chairman Emeritus

Robert J. Gondek
Vice President

Richard A. Kertson
Vice President -- Finance and Chief Financial Officer

Mark A. Merit
Vice President

Roger D. Morgan
Vice President

Michael W. Sutherlin
Vice President

Donald L. Stichler
Vice President Controller -- Treasurer and Secretary

Theresa M. Hope
Staff Vice President -- Human Resources


[Varco Systems]

Roger D. Morgan
President

Wallace K. Chan
Vice President -- Finance

Brian L. Eidem
Vice President -- Product Development

Jerry A. Gill
Vice President -- Sales

Maurice E. Jacques
Vice President -- Marketing

Andrew P. Lesko
Vice President -- Sales, Service and Rental

Jama K. Meyer
Vice President -- Information Technology

James Gregory Renfro
Vice President -- Manufacturing

Michael Williams
Vice President -- New Business Development

Dennis E. Yenzer
Vice President -- Product Engineering


[Varco BJ]

Michael W. Sutherlin
President

Robert R.D. deVries
Vice President -- Sales and Marketing

Mark D. Galagaza
Vice President -- Manufacturing

David B. Mason
Vice President -- Product Development

Rob C. Voesenek
Vice President -- Finance


[M/D Totco]

Robert J. Gondek
President

Ellis Greg Hottle
Vice President -- Sales

James P. Lawler
Vice President -- Manufacturing

Gregory A. Martin
Vice President -- International Operations

Charles A. Shamburg
Vice President -- Finance

Terry L. Tarvin
Vice President -- North American Operations

Keith A. Womer
Vice President -- Research and Development


[Shaffer]

Mark A. Merit
President

Thomas E. Bishop
Vice President -- Sales and Service

E. J. Devine
Vice President -- Finance

Tri C. Le
Vice President -- Engineering

David L. O'Donnell
Vice President -- Quality Assurance

Lowell B. Stouder
Vice President -- Manufacturing


[Rigtech]

Dietmar Neidhardt
President

R. Alan Oswald
Secretary

Varco International, Inc.
743 North Eckhoff Street
Orange, California  92868