Form 10-K, Exhibit 13
period 1999-12-31
VARCO INTERNATIONAL INC
filed 2000-03-24
CIK 102993

                                                                      EXHIBIT 13

                 Varco International, Inc. 1999 Annual Report consolidated financial and operating highlights


                    (in thousands, except per share data & employees) Year ended December 31,

                                                       1999         1998          1997          1996          1995
------------------------------------------------------------------------------------------------------------------
Revenues                                           $592,752     $740,979      $545,789      $368,422      $273,731

Net income                                           36,965       60,338        49,875        24,542        14,439

Diluted income per share                                .56          .92           .76           .38           .23

Net income as a percent of revenues                     6.2%         8.1%          9.1%          6.7%          5.3%

Shares used in computing
        diluted income per share                     65,879       65,594        65,201        63,463        63,145

Shareholders' equity                               $360,748     $319,367      $253,199      $195,508      $151,179

Return on average shareholders' equity                 10.8%        21.8%         22.7%         14.2%          9.2%

Capital expenditures                               $ 12,820     $ 35,269      $ 35,121      $ 11,023      $ 10,517

Number of employees                                   1,906        2,951         2,852         1,936         1,636

For unaudited selected quarterly financial data see note i of Notes to Consolidated Financial Statements.

                                                                           Varco

                                                                      enters the

                                                                    year 2000 as

                                                                     the leading

                                                                        supplier

                                                                     of drilling

                                                                    equipment in

                                                                      the world.

                    In recent years more than 50 rigs have been added to the offshore fleet, among them the most technologically advanced, automated offshore drilling rigs in the industry's history.

                    Varco has been the leading supplier of drilling equipment for these rigs with the leading market position in the majority of its product lines.

                    Why?

                    Varco is advancing the technology of drilling, and drillers and their oil company customers are seeing the results.

                  [COMPOSITE PHOTO OF DRILLSHIP APPEARS HERE]

                    We strive to develop products and systems that reduce drilling time, reduce drilling crews and improve drilling efficiency - enhancing the safety and productivity of the drilling process.

                [COMPOSITE PHOTO OF RIG EQUIPMENT APPEARS HERE]

                    With the new rigs working, our opportunity is to bring Varco's new level of productive automation to the large number of existing drilling rigs operating around the world.

                                     Our

                                   strategy

                                  is working
to our shareholders,

          customers and employees:

Despite a strong and steady increase in oil prices during 1999, market conditions for the oil service industry remained depressed. With oil prices having fallen to $12-$13 per barrel early in the year the OPEC members, together with certain non-OPEC producers, agreed to additional substantial cuts in oil production. That action, together with gradually increasing demand, caused oil prices to increase throughout the year, to an average of approximately $24.56 per barrel in the fourth quarter, and a high of slightly above $30 per barrel in mid-February of 2000. However, oil companies continued to exercise restraint in exploration and production spending, and worldwide drilling activity increased only modestly from the historical lows reached during late 1998 and early 1999.

                    The impact of this weak market on Varco is most clearly reflected in a sharp decline in incoming orders as our primary customers, the offshore drilling contractors, experienced reduced rig utilization and lower dayrates. Our revenues were not as severely impacted, since we entered 1999 with a relatively large order backlog as a result of very strong order bookings during the previous two years.

                               Financial Results

Net Income for 1999 was $37.0 million, $.56 per share (diluted), on Revenues of $592.8 million, including a pre-tax net special charge of $4.6 million, $.05 per share (diluted), for severance and other expenses related to further downsizing in the first half of 2000. For the prior year, Revenues were $741.0 million and Net Income was $60.3 million, $.92 per share (diluted), including a special charge of $8.5 million, $.09 per share (diluted).

Our already strong financial condition improved further during 1999, as we generated $45.5 million in free cash flow, resulting in a debt-free balance sheet, with $77.9 million in cash and short-term investments at year-end.

Reflecting the weak market, order bookings for the year totaled $305.4 million (excluding cancellations of $19.3 million), as compared to $757.4 million (excluding cancellations of $118.0 million) in 1998. Backlog at December 31 was $63.8 million, a level roughly commensurate with the current business level, as virtually all of the equipment ordered during the rig construction cycle of 1997-98 has been delivered. Consequently, we anticipate that Revenues will be more closely tied to the incoming order rate during the coming quarters.

              [COMPOSITE PHOTO OF GLOBAL LOCATIONS APPEARS HERE]

                                  Varco International, Inc. and Subsidiaries  11

                         Market Position and Strategy

Over the past three years the industry has been engaged in an ambitious program of offshore rig construction, particularly floating rigs capable of drilling in very deep water. Upon its completion, some 50 semi-submersibles and drillships will have been added to the fleet, most of which employ key elements of Varco's newer technology drilling equipment, including automated pipe handling systems, computer-based rig control systems, and the latest Top Drive Drilling Systems. The breadth of products Varco has supplied to these rigs, coupled with our high market share, affirms our position as the leading worldwide supplier of drilling equipment. Additionally, as these rigs are placed in operation and the benefits of this technology are demonstrated, we believe the opportunities to retrofit existing rigs with equipment of this type will be significantly increased.

                    With many of these new rigs beginning to drill exploratory wells in the Gulf of Mexico, as well as offshore West Africa and Brazil, numerous hydrocarbon discoveries are beginning to highlight the potential of deepwater fields. Ultimately, the development of these fields is likely to require additional rigs with deepwater capability.

                    Our long-term strategy continues to be centered around the development of new products which enhance the productivity of the drilling process. The recently built rigs afford the opportunity to showcase the benefits those products can provide, thereby creating future growth potential for Varco.

                                Market Outlook

The primary determinant of the overall health of the oil service industry is the level of spending for exploration and production ("E&P") on the part of major oil companies and independent oil and gas producers. Despite higher oil prices, E&P spending declined approximately 18 percent during 1999 as caution prevailed. However, Salomon Smith Barney's Annual Survey of Worldwide Exploration and Production Expenditures for 2000 projects a recovery, with spending expected to increase 11 percent. Importantly, these plans are based on an assumed oil price of approximately $19 per barrel, indicating that although current oil prices are not generally viewed as sustainable, a more moderate price scenario appears sufficient to stimulate an improved industry environment.

                    Thus, it appears likely that our market will strengthen over the next few quarters. We believe that any such improvement, coupled with the continuing quest of oil companies to improve drilling efficiency and reduce costs, affords us the opportunity to take full advantage of our capabilities.

12  Varco International, Inc. and Subsidiaries

                                       [PHOTO OF GEORGE BOYADJIEFF APPEARS HERE]


                          The Decade Past and Future
In our report to you for 1990 we concluded by stating, "The anticipation of continued market improvement, together with our success in developing and acquiring new products, makes us confident that the decade of the 1990's will be the best ever for Varco." While the market improvement was less than we anticipated, and was certainly more uneven, we feel justified in concluding that the past decade was the best in the Company's 91-year history. 1999 Revenues were up 567 percent from those of 10 years ago, an annualized growth rate of 21 percent. Net Income for 1999 increased 1,380 percent from that of 10 years ago. As indicated elsewhere in this report, our stated goal of becoming "the premier supplier of drilling equipment worldwide" has been achieved. As we look to continued growth and accomplishment in the next decade, we expect it will be even better.

                    On February 17, 2000, the Board of Directors elected Michael
W. Sutherlin as President and Chief Operating Officer. Before joining the Corporate staff in July of last year, Mike was President of the Varco BJ Division for more than ten years. Mike has over 25 years with Varco, in both finance and operations, and we look forward to his broadened impact on the Company in his new role.

                    Additionally, the Board elected Wallace K. (Wally) Chan as Chief Financial Officer. Wally has been Vice President-Finance of the Varco Systems Division since joining the Company seven years ago, and is replacing Richard A. (Dick) Kertson, Varco's Chief Financial Officer for the past 15 years, who is retiring. Dick has been an important part of our success over that period as Revenues have grown tenfold, and he leaves with the Company in excellent financial condition. Many of our shareholders consider Dick to be one of the best Chief Financial Officers in the oil service segment of the industry. We have been fortunate to have his services for these many years and will miss him and wish him well.

                    We appreciate your continuing support.


/s/ George Boyadjieff
George Boyadjieff

Chairman and Chief Executive Officer

February 24, 2000

                                  Varco International, Inc. and Subsidiaries  13

                                  Operations
                              industry conditions


The collapse of oil prices in 1998 continued to depress worldwide drilling activity during 1999 despite a dramatic increase in oil prices during the final three quarters of the year and generally favorable natural gas prices throughout the year.

                    Oil prices were lingering in the $12-$13 per barrel range when the OPEC members agreed in March of 1999 to additional production quota reductions of approximately 1.7 million barrels per day. That agreement increased to approximately 4.8 million barrels per day the total reductions which they, together with certain non-OPEC producers, had implemented over a twelve-month period. With the participants exhibiting more discipline in adhering to these quotas than has generally been true in the past, oil prices increased sharply, averaging approximately $17.65, $21.73 and $24.56 over the final three quarters of the year. Natural gas prices, which did not decline as severely during 1998, were modestly higher during 1999, averaging approximately $2.15 per thousand cubic feet versus approximately $2.05 in the prior year.

                    Despite significantly higher oil prices, oil company spending for 1999 was lower than originally projected. Salomon Smith Barney's 1999 Annual Survey of Worldwide Oil and Gas Exploration and Production Expenditures had projected a decline of eleven percent; actual spending fell by an estimated 18 percent. As a result, the total worldwide rig count reached a historic annual low, averaging 1,457 for the year, 21 percent below the prior year average and 31 percent below that of 1997. Offshore rig utilization averaged approximately 75 percent, the lowest since 1989, following three consecutive years above 90 percent.

                    International and offshore drilling, which typically generate more revenue per active rig than other markets, were particularly weak, magnifying the adverse effect on the oil service industry. Although the U.S. and Canadian markets demonstrated improvement in the second half of the year, with rig counts rising above the comparable year-earlier totals, the international rig count remained below that of 1998 throughout the year, and worldwide offshore drilling activity likewise remained below the prior year level.

                                  Varco International, Inc. and Subsidiaries  15

               Although the average U.S. rig count for 1999 was down 25 percent from 1998, it was above the prior year level during the fourth quarter, due to increased natural gas drilling. Similarly, while the average Canadian rig count in 1999 was five percent below the prior year average, it also rose above that level in the second half. However, the international rig count remained below the 1998 level throughout the year and reflected an average decline of 22 percent. The average number of offshore rigs under contract worldwide during 1999 was down approximately ten percent. In summary, drilling activity was generally very weak throughout 1999, and a modest improvement during the final months of the year in the U.S. and Canada was "too little, too late".

               The outlook for the oil service industry is more positive than a year ago as oil company spending is expected to increase. However, uncertainty continues as the discrepancy between commodity prices and drilling activity has rarely been as pronounced as it is today. The Salomon Smith Barney Survey for 2000 projects an 11 percent increase in exploration and production spending, which would put it at a level similar to that of 1996. Significantly, the average oil price assumption of the companies surveyed is $19.08 per barrel for 2000, well below the current price, indicating that the oil companies do not view current oil prices as sustainable. Perhaps the potential exists for a more aggressive turnaround if oil prices remain above expectations. In the oil service industry it seems that the duration of any trend is frequently short and reversals are often abrupt.


                             products and markets

Varco International is the foremost supplier of drilling equipment in the world today, as evidenced by our leading market position in providing equipment for the new offshore rigs-jackups, semisubmersibles, drillships and fixed platforms-that have been added to the rig fleet over the past few years. Together, Varco's product lines represent approximately 75-80 percent of the total dollar value of all drilling equipment on a typical offshore rig-more than any other single supplier. Varco has the largest market share in the majority of these product lines, and the second largest in virtually all of the others.

               Varco's most noteworthy product is the Top Drive Drilling System ("TDS"), which was developed and introduced approximately 15 years ago. The TDS provides the power and torque that turns the drill stem during drilling operations, and it has replaced the traditional rotary table method on virtually all offshore rigs. Varco remains the market share leader in supplying the TDS to offshore rigs.

               Approximately ten years ago Varco introduced automation to the drilling rig with the Pipe Handling Machine ("PHM"). The PHM provides complete remote control

16   Varco International, Inc. and Subsidiaries
of the pipe racking function, including connecting and disconnecting stands of pipe, as well as vertically racking pipe as it is removed from, or placed into, the well. Virtually all recently built offshore rigs incorporate automated pipe racking, and Varco's PHM and its derivatives (known collectively as "Pipe Racking Systems" or "PRS's") have the leading market position. More recently, Varco has developed companion products called Pipe Deck Handling Systems. When not required for operations, pipe is stored horizontally on the pipe deck. Pipe Deck Handling Systems mechanize and automate the handling of pipe on the pipe deck and its transfer to the rig floor. Although traditional pipe deck handling methods, which Varco does not provide, are still widely used, the acceptance of mechanization makes Varco the leading supplier of pipe deck handling solutions today.

               Top Drive Drilling Systems and automated pipe handling products are designed and sold by the Varco Systems Division.

               The original Varco product line consisted of rig floor tools and equipment, generally referred to as Rotary or Pipe Handling Tools, including slips, elevators, spinning wrenches and casing handling equipment. Today, many of these tools have been mechanized, permitting remote operation. They may be integrated with other components of automated pipe handling systems, or may be used as stand-alone tools to reduce manual effort on rigs which are not fully automated. Varco, through its Varco BJ Division, retains a dominant market position in Pipe Handling Tools. As noted previously, use of the TDS replaces the traditional rotary table for normal drilling; however, it is still used in certain ancillary rig operations. Varco BJ provides a limited use "rotary table" specifically designed for such functions.

               Through the Shaffer Division, Varco designs and sells pressure control equipment, primarily Blowout Preventers ("BOP's") and the control systems that enable their remote activation. With respect to the new offshore rig construction market, Shaffer and its primary competitor share the top two market positions.

               Floating rigs, such as semisubmersibles and drillships, are used for drilling in deeper water and require certain drilling equipment not used on jackups or fixed platform rigs. This includes: the "riser string", large diameter pipe connecting the rig to the well on the ocean floor; riser tensioners, devices which hold the riser string in tension; and a motion compensator, equipment designed to offset the heave caused by wind and waves. Each of these products is supplied by the Shaffer Division, which holds the number one market share in motion compensators and riser tensioners and the number two position in the sale of riser pipe.

               Drilling control systems are used to operate the various pieces of equipment that comprise the drilling rig. Varco's M/D Totco Division has developed the Varco Integrated Control and Information System ("V-ICIS"), a computer-based system which controls the operation of the automated rig components as well as providing drilling information which can be employed to enhance drilling efficiency. Using V-ICIS, rig personnel control all drilling

                                 VArco International, Inc. and Subsidiaries   19
functions from an environmentally secure cabin, using touch-screen graphic displays. Thus, rig personnel are removed from the potentially hazardous environment of the rig floor and are presented with information which helps optimize drilling parameters and avoid potential problems. Varco, through its M/D Totco Division, has the leading market position in drilling controls.

               The Rigtech Division provides solids control equipment, which is used to remove cuttings from drilling fluid ("mud") so that it can be recirculated during drilling operations. Rigtech today has a relatively small share of the worldwide solids control market.

               Three classifications of drilling equipment that Varco has not historically provided are: mud pumps, which circulate drilling fluid; the drawworks, which provide the rig's hoisting capability; and the rig structure or "derrick", including integral equipment such as the crown block and traveling block. Varco has recently introduced and begun marketing an automated drawworks, but does not participate in the market for the other two products.

               Land rigs generally use the same types of equipment as offshore rigs, excluding that specifically associated with floating rigs. However, land drilling is typically less rigorous and complex, and the dollar value of equipment used on a typical land rig is only 20 to 30 percent of that of an offshore rig. Therefore, Varco's principal market is offshore drilling although its equipment is frequently used on land rigs as well.

               Varco has a 25-year history of developing tools and equipment to enhance the safety and productivity of the drilling process. That capability has been significantly expanded over the past ten years through a number of acquisitions which have broadened the Varco product line, and today Varco is the worldwide leader in supplying modern drilling equipment.


                               financial review

Revenues for 1999 were $592.8 million, 20 percent below the $741.0 million for 1998, but somewhat above the $545.8 million for 1997. Reflecting the weak market conditions during 1999, incoming orders totaled $305.4 million (excluding cancellations of $19.3 million), the lowest level since 1995, and well below the $757.4 million (excluding cancellations of $118.0 million) and $820.9 million booked in 1998 and 1997, respectively. As a result of the sharply reduced order rate, backlog declined to $63.8 million at year-end, from $367.4 million at December 31, 1998.

               In response to the market decline, the Company continued to aggressively reduce its cost base during 1999. As a result, Selling, General and Administrative expenses were 22 percent below the 1998 level, and Research and Development costs were down 17 percent. Total employment at December 31, 1999 was 35 percent below the year-earlier level. In spite of these actions, financial results for the year were somewhat disappointing. The weaker

20   Varco International, Inc. and Subsidiaries
market activity resulted in lower Revenue from "base" business (such as spare parts, service and repair) while the delivery of large capital equipment orders from backlog, together with the installation and start-up expenses for this equipment, somewhat limited the pace of the cost reductions.

               Gross margins for 1999 were below the 1998 level, primarily as a result of (1) lower than average margins on several of the Company's newer products; (2) a less favorable product mix, primarily a decline in higher margin rental revenue and an increased percentage of revenue from the Shaffer Division products, which generally carry lower margins than the average across the Company; and (3) the impact of fixed manufacturing costs at reduced volume levels.

               As a result, Operating Profit margins (earnings before interest, taxes, and special charge) declined to 10.3 percent, from 13.6 percent in 1998 and 14.6 percent in 1997. Cash Flow Return on Investment, defined as Operating Profit plus Depreciation and Amortization as a percent of Average Net Investment (Shareholders' Equity plus Debt less Cash), and considered by the Company to be a very meaningful measure of overall financial performance, was 27 percent for 1999. Although well below the 45 and 42 percent rates achieved during 1998 and 1997, respectively, that result is within the range considered by the Company to be good performance.

               Net Income for 1999 totaled $37.0 million, $.56 per share (diluted), including the special charge described below. Excluding such charge, Net Income was $39.9 million, $.61 per share (diluted). 1998 results, which also included a special charge, reflected Net Income of $60.3 million, $.92 per share (diluted); or $66.0 million, $1.01 per share (diluted) excluding the special charge. Net Income for 1997 was $49.9 million, $.76 per share (diluted). In the fourth quarter of 1999 the Company recorded a net special charge of $4.6 million for severance and other expenses which it expects to incur in the first half of 2000 as it continues to reduce its cost structure consistent with current market conditions. In the fourth quarter of 1998 the Company took a similar charge of $8.5 million.

               Cash generation was a particularly strong point of 1999 financial performance, as free cash flow was $45.5 million. Cash and short-term investments totaled $77.9 million at December 31, 1999, and the Balance Sheet was debt-free.

                [PHOTOS OF OFFSHORE DRILLING RIGS APPEARS HERE]

                                 Varco International, Inc. and Subsidiaries   23

                             [CHARTS APPEARS HERE]

    Revenues
   $ millions
1995      273731
1996      368422
1997      545789
1998      740979
1999      592752

  net income
  $ millions
1995      14439
1996      24542
1997      49875
1998      60338
1999      36965

income per share diluted
        dollars
  1995           0.23
  1996           0.38
  1997           0.76
  1998           0.92
  1999           0.56

  total assets
   $ millions
1995      246571
1996      316021
1997      471129
1998      546920
1999      459685

shareholders' equity
    $ millions
1995           151179
1996           195508
1997           253199
1998           319367
1999           360748

return on average equity
       percent
1995            9.2
1996           14.2
1997           22.7
1998           21.8
1999           10.8

    r&d expense
     $ millions
1995           13156
1996           14331
1997           21084
1998           34567
1999           28782

return on revenues
     percent
1995         5.3
1996         6.7
1997         9.1
1998         8.1
1999         6.2

number of employees
1995           1636
1996           1936
1997           2852
1998           2951
1999           1906

                [PHOTOS OF OFFSHORE DRILLING RIGS APPEARS HERE]

24   Varco International, Inc. and Subsidiaries
five-year financial and operating highlights

            (in thousands, except per share amounts and employees)
            Year ended December 31,
                                              1999         1998          1997          1996         1995
-----------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                                   $592,752      $740,979      $545,789      $368,422     $273,731
Gross profit                                174,274       239,032       196,969       125,816       99,214
Research and development                     28,782        34,567        21,084        14,331       13,156
Selling, general and
  administrative expenses                    85,266       109,079        96,398        70,891       61,014
Special charge                                4,560         8,500
Interest expense                                745         1,823         3,683         3,948        4,516
Income before income taxes                   57,946        91,157        76,696        38,088       21,908
Income taxes                                 20,981        30,819        26,821        13,546        7,469
Net income                                   36,965        60,338        49,875        24,542       14,439
As a percent of revenues                        6.2%          8.1%          9.1%          6.7%         5.3%
Return on average shareholders' equity         10.8%         21.8%         22.7%         14.2%         9.2%
Per share of Common Stock
Basic income                                   $.57          $.94          $.78          $.39         $.23
Diluted income                                  .56           .92           .76           .38          .23
Book value                                     5.52          4.94          3.95          3.09         2.51
===========================================================================================================
Year-end financial position
Working capital                            $216,853      $176,299      $137,477      $120,246      $89,187
Current ratio                                   3.6           1.8           1.7           2.4          2.5
Property plant and equipment - net           84,332        89,997        73,862        48,711       45,260
Total assets                                459,685       546,920       471,129       316,021      246,571
Long-term debt                                                            9,845        22,715       29,539
Shareholders' equity                        360,748       319,367       253,199       195,508      151,179
Long-term debt as percent of
  total capitalization                          0.0%          0.0%          3.6%         10.4%        16.3%
===========================================================================================================
Other
Capital expenditures                       $ 12,820      $ 35,269      $ 35,121      $ 11,023     $ 10,517
Depreciation and amortization                23,049        22,121        16,971        13,249       12,347
Number of employees                           1,906         2,951         2,852         1,936        1,636
Average shares used in computing
  basic income per share(1)                  65,046        64,451        63,650        62,181       62,610
Average shares used in computing
  diluted income per share(1)                65,879        65,594        65,201        63,463       63,145
===========================================================================================================

(1) The income per share amounts prior to 1997 have been restated, as required, to comply with Statement of Financial Account Standard No. 128, Earnings per Share, and the number of shares used in those calculations have been adjusted to give effect to the Company's 1997 two-for-one stock split.

See notes to consolidated financial statements.

26   Varco International, Inc. and Subsidiaries
management report of

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

               In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system includes a program of financial and operational reviews by a professional corporate staff and the independent auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. Management believes that, as of December 31, 1999, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

               The Board of Directors, through its Audit Committee composed solely of non-employee directors, reviews the Company's financial reporting and accounting practices. The Audit Committee recommends to the Board of Directors the selection of independent auditors and reviews their fee arrangements. It meets periodically with the independent auditors and management to review the financial statements of the Company and to review the work of each and the propriety of the discharge of their responsibilities. The independent auditors have full and free access to the Audit Committee, without management present, to discuss auditing and financial reporting matters.


/s/ George Boyadjieff                   /s/ Richard A. Kertson


George Boyadjieff                       Richard A. Kertson
Chairman and Chief Executive Officer    Vice President - Finance and Chief
                                        Financial Officer

February 8, 2000

                                 Varce International, Inc. and Subsidiaries   27
management's discussion and analysis of

               financial condition and results of operations

               Background

The business of the Company depends primarily upon the level of worldwide drilling activity, particularly offshore drilling activity. The level of drilling activity can be influenced by numerous factors, including the prices of oil and gas, economic and political conditions, discovery and development costs of oil companies, oil company's exploration and production spending, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.

               Beginning in late 1997 oil and gas prices began to weaken, particularly the price of oil. The weakness continued through 1998 as the price of oil averaged approximately $14.40 as compared to $20.60 per barrel for 1997. During the early months of 1999 the price of oil remained weak, averaging $13.07 for the first quarter. Beginning in March of 1999 the price of oil began a trend upward averaging approximately $17.65, $21.73 and $24.56 for the last three quarters of 1999. Natural gas prices have not fluctuated as dramatically as the price of oil. The price of natural gas averaged approximately $2.50 per thousand cubic feet for 1997 as compared to $2.04 in 1998 and $2.15 for 1999. Commodity prices have continued their upward trend in 2000. The recent price of oil has been as high as $30 per barrel and the price of gas as high as $2.65 per thousand cubic feet. During 1997, these commodity prices resulted in improved profits and cash flows for oil companies. Due in part to these stronger financial results, oil companies increased exploration and production expenditures, leading to increased drilling activity in 1997. Conversely, the declining commodity prices beginning in late 1997 led to lower cash flows for the oil companies and a reduction in exploration and production expenditures, leading to declining drilling activity. Despite the increasing commodity prices, oil companies' exploration and production expenditures in 1999 were below the 1998 level and drilling activity remained depressed.

               The Company's orders and revenues have been negatively impacted by the decline in worldwide drilling activity which reached historically low levels in the second quarter of 1999. Rig counts, as reported by industry sources, for each of the past three years are summarized in the following table:


                                                         1999    1998    1997
     ------------------------------------------------------------------------
     Approximate Average Annual Rig Count:
     Worldwide average rig count                        1,457   1,843   2,126
       United States & Canada average rig count           869   1,088   1,317
       International average rig count                    588     755     809
     Approximate average number of
       offshore rigs under contract                       500     555     606

Although drilling activity began to recover somewhat toward the end of 1999, the average rig count for 1999 represented the lowest in modern history and was down 21% and 31% from the average levels of 1998 and 1997, respectively. The worldwide average rig count for the fourth quarter of 1999 was approximately 1,682.

               During 1997 worldwide utilization of offshore rigs (rigs under contract as a percent of available rigs) increased, driven both by increased demand and by a continually shrinking supply of available offshore rigs. The utilization rate was 94% for the year 1997, resulting in increased dayrates and longer contract periods, particularly among the "premium" offshore rigs. This resulted in increased cash flow for the Company's major customers, the drilling contractors, and in the construction of more than 50 offshore rigs during the years 1997 to 1999. Both the average number of offshore rigs under contract and the utilization rates began to decline in the second quarter of 1998 and have continued to decline until recently. During 1999 the offshore utilization rate declined to a low of approximately 69% and recovered to a rate of approximately 75% during the month of December.

                  [PHOTOS OF DRILLING EQUIPMENT APPEARS HERE]

28   Varco International, Inc. and Subsidiaries

                             Results of Operations

The Company operates principally in the oil and gas well drilling equipment segment of the oilfield service industry. Set forth below are the annual orders for the Company's five Divisions which serve this segment.

     (in thousands)                         1999          1998         1997
     ------------------------------------------------------------------------

     Orders

     Varco Systems                     $   98,379    $   258,494   $  287,435
     Varco BJ                              45,187         94,968       99,379
     M/D Totco                             51,335        110,647      100,602
     Shaffer                               97,470        273,626      311,052
     Rigtech                               13,051         19,621       22,452
     Cancellations                        (19,347)      (117,953)
     ------------------------------------------------------------------------
        Total                          $  286,075    $   639,403   $  820,920
     ========================================================================

Orders declined $353.3 million, 55%, in 1999 as compared to 1998 and declined $181.5 million, 22%, in 1998 as compared to 1997. These declines are primarily the result of the reduction in, and cancellation of, orders associated with upgrading and construction of offshore drilling rigs. The cancellations in 1999 and 1998 were primarily due to customers' terminating the construction of certain offshore drilling rigs and cancelling the related equipment orders. Of the total cancellations, approximately $84.0 million were incurred by Shaffer and $35.6 million by Varco Systems with the balance distributed among the remaining Divisions. Beginning in the second half of 1998, new orders were also negatively impacted at all Divisions by the decline in overall drilling activity. M/D Totco's 1998 increase in orders was due to sales of its new drilling rig control system, "V-ICIS," which was introduced in 1997.

               During 1999, the quarterly order rate (excluding cancellations) declined to a low of $63.2 million in the second quarter, and improved to $81.8 million and $88.1 million in the third and fourth quarters, respectively.

               The higher level of orders in 1997, as compared to 1999 and 1998, was primarily due to orders associated with upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Shaffer and Varco Systems Divisions.

               Set forth below are the annual revenues for the Company's five Divisions.

          (in thousands)                       1999      1998      1997
          -------------------------------------------------------------

          Revenues

          Varco Systems                 $   200,556 $ 266,776 $ 165,510
          Varco BJ                           66,006    95,959    68,931
          M/D Totco                          69,540    94,639    90,601
          Shaffer                           237,036   256,238   206,483
          Rigtech                            16,589    21,273    13,372
          -------------------------------------------------------------
                Total                   $   589,727 $ 734,885 $ 544,897
          -------------------------------------------------------------

The Company's revenues declined by $145.2 million, 20%, in 1999 as compared to 1998. The revenue decreases, except at M/D Totco, in 1999 were generally due to lower shipments of equipment for upgrading, conversion and new construction of offshore drilling rigs and, to a lesser degree, the decline in drilling activity. The lower revenues at M/D Totco were due to the decline in overall drilling activity, particularly in the U.S. and Canada.

               The Company's revenues increased by $190.0 million, 35%, in 1998 as compared to 1997, with the Shaffer and Varco Systems Divisions accounting for $151.0 million of this increase. Approximately 85% of the increase at each of these Divisions was due to the delivery of equipment for offshore rig upgrades and construction, and the remainder was due to increased sales of spare and replacement parts. Substantially all of the increases at the other Divisions are due to the delivery of equipment for offshore rig upgrades and construction.

                  [PHOTOS OF DRILLING EQUIPMENT APPEARS HERE]

                                 Varco International, Inc. and Subsidiaries   29

               The Company's backlog of unshipped orders was $63.8 million at December 31, 1999, as compared to $367.4 million at December 31, 1998 and $462.9 million at December 31, 1997. The Company expects that substantially all of the backlog will be shipped by December 31, 2000. At December 31, 1999, the Company had received $7.8 million in customer cash deposits related to orders included in backlog. In accordance with industry practice, orders and commitments generally are cancellable by customers at any time.


               The 1999 other income primarily consists of interest income. The increase in other income for 1998 as compared to 1997 is attributable to cancellation fees due for expenses and costs incurred prior to the cancellation of orders.

               Gross profit margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the Company were 29.6% for 1999, 32.5% for 1998 and 36.2% for 1997. The gross margins in 1999 were negatively impacted by (1) high initial costs on newer products at M/D Totco, Rigtech, and Shaffer and retrofit costs on certain new products at Shaffer; (2) the combined product mix impact of a decline in rental income (which carries a higher gross margin than other revenues) and the increase in the proportion of Shaffer revenues to other revenues (Shaffer products carry lower gross margins than other Divisions' products); and (3) higher manufacturing costs and increased manufacturing inefficiencies. New product and retrofit costs accounted for approximately 1.2% of the margin decline and approximately 1.0% was due to the combined product mix impact. 1998 gross margins were negatively impacted by high initial costs and retrofit costs on newer products at Shaffer,M/D Totco and Rigtech; higher manufacturing costs and increased manufacturing inefficiencies at all Divisions related to the increase in volume; and the decline in rental revenue. New products and retrofit costs accounted for approximately 2.3% of the 3.7% gross margin decline from 1997; higher manufacturing costs and inefficiencies accounted for approximately 1.0%; and lower rental income accounted for the balance.

               The Company believes that new product development is significant to the future growth of the Company. Research and development expenses were $28.8 million, $34.6 million and $21.1 million for the years 1999, 1998 and 1997, respectively, and represented 4.9%, 4.7% and 3.9% of revenue, respectively, for those years. The Company expects that research and development expenses will continue at approximately 4.0% to 5.0% of revenue in 2000.

               Selling, general and administrative expenses were $85.3 million in 1999 (14.4% of revenues) as compared to $109.1 million in 1998 (14.7% of revenues) and $96.4 million (17.7% of revenues) in 1997. The decrease in 1999 expenses is primarily from the reduction in employment related costs; conversely; the increase in 1998 as compared to 1997 resulted primarily from increases in employment related costs. Due to the lower anticipated revenues in 2000, the Company expects that selling, general and administrative expenses as a percent of revenue will be higher than the preceding rates.

               At December 31, 1999, overall Company employment was 1,906 (including 42 temporary employees) as compared to 2,951 (including 155 temporary employees) at December 31, 1998, and as compared to 2,852 (including 415 temporary employees) at December 31, 1997.

               During the fourth quarter of 1999, the Company adopted a plan to further reduce the cost structure of all of its Divisions, consistent with current market conditions, and recognized a $5.7 million special charge consisting primarily of cash severance costs for 528 employees. The Company spent $1.9 million of this charge in the fourth quarter of 1999 and expects to spend substantially all of the remaining cost in the first half of 2000. This special charge was reduced by the unused portion of the 1998 special charge, $1.1 million. In 1998 the Company recognized an $8.5 million special charge consisting of the following: severance for 1,100 employees of $6.1 million; a non-cash write-off of rental equipment of $1.5 million; and an allowance for abandoned leases and other obligations of $900 thousand. The Company spent $5.9 million of the cash portion of this charge. In connection with the 1999 restructure plan, the Company discontinued the 1998 plan and $1.1 million of the 1998 special charge was used to reduce the 1999 special charge.

               The Company's effective income tax rate was 36.2% in 1999 as compared to 33.8% in 1998 and 35.0% in 1997. The higher effective income tax rate in 1999 as compared to 1997 is primarily due to a lower tax benefit from sales through the Company's Foreign Sales Corporation. The lower effective income tax rate in 1998 as compared to both 1999 and 1997 resulted from the elimination in 1998 of the Company's valuation allowance on deferred tax assets. The Company now believes that it is more likely than not that all of its deferred tax assets will be realized.


               Liquidity and Capital Resources

At December 31, 1999, the Company had cash and cash equivalents and short-term investments of $77.9 million as compared to $29.1 million at December 31, 1998. During 1999, the Company generated $62.8 million from operations, invested $12.8 million in property, plant and equipment and paid down debt by $10.0 million.

30 Varco International, Inc. and Subsidiaries

               On June 27, 1997, the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. Proceeds from the initial advances were used to repay borrowings under a previous credit agreement and for the June 30, 1997 principal and interest payment on the Senior Notes. At December 31, 1999, there were no advances outstanding and $4.4 million in letters of credit outstanding under this facility.

               The Credit Agreement restricts the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis. At December 31, 1999, the amount available for dividends and repurchases under the Credit Agreement was $37.3 million.

               Working capital was $216.9 million at December 31, 1999, compared to $176.3 million at December 31, 1998. The Company's current ratio has increased from 1.8 to 1.0 at December 31, 1998 to 3.6 to 1.0 at December 31, 1999. The increase in working capital is primarily due to the cash generated from operations, resulting in higher cash and cash equivalents at December 31, 1999. In addition, working capital and the current ratio is favorably impacted by the reduction in customer deposits due to shipment of equipment for new rigs. At December 31, 1999, the Company had no long-term debt.

               Capital expenditures were $12.8 million in 1999 and $35.3 million in 1998. These capital expenditures were primarily for the purchase of an office and service facility and additional machine tools. The Company expects that its 2000 capital expenditures will be the same or lower than 1999 expenditures.

               The Company believes that its December 31, 1999 cash and cash equivalents, short-term investments and its credit facility will be sufficient to meet its capital expenditures, cash portion of the special charge, and its operating cash needs.

               Quantitative and Qualitative Market Risk Disclosure

The Company is exposed to certain market risks which are inherent in the Company's financial instruments and which arise from transactions entered into in the normal course of business. The Company does not consider these risks significant, and the Company does not enter into derivative financial instrument transactions to offset these risks.

               Borrowings under the Company's revolving credit facility do not give rise to significant interest rate risks because these borrowings have a variable interest rate. The Company had no fixed interest rate debt at December 31, 1999. Foreign currency exposures, due to rate fluctuations, are minimized by the Company's using natural hedges.

               Year 2000 Compliance

The Year 2000 Issue is the result of computer programs that use only two digits to identify a year rather than four. If not corrected, computer applications could fail or create erroneous results before, during and after the Year 2000. The Company has not experienced any significant impact from the Year 2000 Issue from its products, internal business systems, or facility systems or from third-party suppliers and customers.


               The Company did not separately track internal cost incurred on the Year 2000 Issue. The Company has estimated that approximately 15% of its Information Technology personnel's time was spent on the Year 2000 Issue. The Company estimates that it paid less than $1.5 million to third parties for software, hardware and consultation.

               Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995
In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Annual Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, customer orders and cancellations, backlog, operating trends, industry trends, the prices of oil and gas, manufacturing capacity, expectations for funding capital expenditures and operations in future periods and plans, and objectives. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas, changes in capital spending by companies in the oil and gas industry for exploration, development and equipment, potential excess capacities, competitive pressures, technological and structural changes in the industry, litigation and environmental laws. The risks and uncertainties inherent in these forward- looking statements could cause actual results to differ materially from those expressed in or implied by these statements.


                                  Varco International, Inc. and Subsidiaries  31
consolidated balance sheets

        (dollars in thousands)

        December 31,

                                                                  1999       1998
-----------------------------------------------------------------------------------
                                     assets
Current Assets
Cash and cash equivalents                                       $ 72,606   $ 29,138
Short-term investments                                             5,253
Receivables - principally trade, less allowances for
        doubtful accounts of  $2,954 (1999) and $3,351 (1998)    140,399    179,241
Inventories - note b                                              67,811    152,412
Deferred tax assets - note d                                       7,085     15,244
Assets held for sale                                               1,951      7,717
Prepaid expenses                                                   4,924      6,639
-----------------------------------------------------------------------------------
   Total Current Assets                                          300,029    390,391
Property, plant and equipment - at cost,
        less accumulated depreciation - note c                    84,332     89,997
Rental equipment - at cost,
        less accumulated depreciation                             12,107     11,440
Cost in excess of net assets acquired, less accumulated
        amortization of  $9,616 (1999) and $8,534 (1998)          32,229     33,511
Other assets - notes a & b                                        30,988     21,581
-----------------------------------------------------------------------------------
                        Total Assets                            $459,685   $546,920
===================================================================================

                                           liabilities and shareholders' equity
Current Liabilities
Accounts payable - principally trade                      $       29,643   $ 45,969
Accrued payroll and related costs                                 18,426     22,351
Other accrued liabilities                                         14,803     16,679
Customer deposits                                                  7,836     95,766
Accrued warranty                                                   7,034      7,558
Accrued special charge - note a                                    3,785      6,588
Taxes payable                                                      1,649      9,233
Current portion of long-term debt - note e                                    9,948
-----------------------------------------------------------------------------------
      Total Current Liabilities                                   83,176    214,092
Postretirement obligations - note h                                6,898      6,813
Other non-current liabilities                                      8,863      6,648
-----------------------------------------------------------------------------------
      Total Liabilities                                           98,937    227,553

Shareholders' Equity - notes a, e & f
Preferred Stock: 10,000,000 shares authorized, none issued and outstanding Common Stock: 120,000,000 shares authorized,
 65,334,082 (1999) and 64,642,326 (1998) issued and outstanding,
 stated value                                                     55,702     55,011
Additional paid-in capital                                       106,184    102,062
Other comprehensive income                                           281        678
Retained earnings                                                198,581    161,616
-----------------------------------------------------------------------------------
      Total Shareholders' Equity                                 360,748    319,367
Commitments and contingencies - note g
      Total Liabilities and Shareholders' Equity                $459,685   $546,920
===================================================================================

See notes to consolidated financial statements.

32 Varco International, Inc. and Subsidiaries consolidated statements of income

(in thousands, except per share data)
        Year Ended December 31,

                                                      1999        1998      1997
----------------------------------------------------------------------------------
Revenues
Net sales                                          $ 568,024  $ 699,966  $ 500,067
Rental income                                         21,703     34,919     44,830
Other income                                           3,025      6,094        892
----------------------------------------------------------------------------------
                                                     592,752    740,979    545,789

Costs and expenses
Cost of sales                                        407,645    484,165    334,729
Cost of rental income                                  7,808     11,688     13,199
Selling, general and administrative expenses          85,266    109,079     96,398
Research and development costs                        28,782     34,567     21,084
Special charge - note a                                4,560      8,500
Interest expense                                         745      1,823      3,683
----------------------------------------------------------------------------------
                                                     534,806    649,822    469,093
----------------------------------------------------------------------------------
Income before income taxes                            57,946     91,157     76,696
Income taxes - note d                                 20,981     30,819     26,821
----------------------------------------------- ----------------------------------
Net income                                          $ 36,965   $ 60,338   $ 49,875
==================================================================================
Basic income per share                              $    .57   $    .94   $    .78
==================================================================================
Shares used in computing basic income per share .     65,046     64,451     63,650
==================================================================================

Diluted income per share                            $    .56   $    .92   $    .76
==================================================================================
Shares used in computing diluted income per share     65,879     65,594     65,201
==================================================================================

See notes to consolidated financial statements.

                                    Varco International, Inc. and Subdiaries 33
consolidated statements of shareholders' equity

                    (in thousands)

                    Year ended December 31, 1999, 1998 and 1997

                                                                                    Accumulated
                                                  Common Stock       Additional       Other Com-
                                        Issued and Outstanding          Paid-in       prehensive        Retained
                                        ----------------------
                                         Shares         Amount          Capital           Income        Earnings            Total
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996           63,199      $   53,567       $   89,966      $       572     $    51,403      $   195,508
Comprehensive income
  Net income                                                                                              49,875           49,875
  Foreign currency
    translation adjustment                                                                   127                              127
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                       50,002
Common Stock issuances                     973             973            6,716                                             7,689
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997           64,172          54,540           96,682              699         101,278          253,199
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income
  Net income                                                                                              60,338           60,338
  Foreign currency
    translation adjustment                                                                   (21)                             (21)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                       60,317
Common Stock issuances                     471             471            5,380                                             5,851
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998           64,643          55,011          102,062              678         161,616          319,367
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income
  Net income                                                                                              36,965           36,965
  Foreign currency
    translation adjustment                                                                  (438)                            (438)
  Unrealized gains on investments                                                             41                               41
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                       36,568
Common Stock issuances                     691             691            4,122                                             4,813
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999           65,334      $   55,702       $  106,184      $       281     $   198,581      $   360,748
=================================================================================================================================

See notes to consolidated financial statements.

34   Varco International, Inc. and Subsidiaries
consolidated statements of cash flows


                    (in thousands)

                    Year ended December 31,

                                                                                            1999           1998            1997
-------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                           $    36,965    $    60,338     $    49,875
Items included in net income not requiring (providing) cash:
   Depreciation                                                                           20,483         19,875          14,760
   Amortization                                                                            2,566          2,246           2,211
   Deferred income taxes                                                                   8,159         (6,681)         (3,371)
   Write-off of rental equipment                                                                          1,500
   Other                                                                                   1,627          2,744           2,170
Changes in operating assets and liabilities:
   Receivables                                                                            38,842        (36,917)        (47,164)
   Inventories                                                                            84,601        (20,441)        (40,098)
   Additions to rental equipment                                                          (6,544)        (3,295)        (11,494)
   Prepaids                                                                                1,715         (1,966)           (516)
   Accounts payable                                                                      (16,326)        (7,425)         15,579
   Customer deposits                                                                     (87,930)        16,698          76,372
   Accrued liabilities                                                                    (5,203)         9,161           5,009
   Accrued payroll                                                                        (3,925)           (16)          8,970
   Taxes payable                                                                          (7,584)           359           3,021
   Other                                                                                  (4,600)        (4,961)          1,986
-------------------------------------------------------------------------------------------------------------------------------
     Net Cash from Operating Activities                                                   62,846         31,219          77,310

Investing Activities
   Property, plant and equipment purchases                                               (12,820)       (35,269)        (35,121)
   Proceeds from equipment sales                                                           5,470            306           1,280
   Purchases of investments                                                               (5,253)
-------------------------------------------------------------------------------------------------------------------------------
     Net Cash (used in) Investing Activities                                             (12,603)       (34,963)        (33,841)

Financing Activities
   Proceeds from line of credit                                                            4,000         61,000         124,500
   Payments on long-term debt and line of credit                                         (14,000)       (71,000)       (137,500)
   Proceeds from issuance of Common Stock                                                  3,225          3,055           3,914
   Deferred issue costs                                                                                                    (350)
-------------------------------------------------------------------------------------------------------------------------------
     Net Cash (used in) Financing Activities                                              (6,775)        (6,945)         (9,436)

Net increase (decrease) in cash and cash equivalents                                      43,468        (10,689)         34,033
Cash and cash equivalents at beginning of year                                            29,138         39,827           5,794
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $    72,606    $    29,138     $    39,827
===============================================================================================================================

See notes to consolidated financial statements.

                                 Varco International, Inc. and Subsidiaries   35
notes to consolidated financial statements

                    note a.

                              summary of significant accounting policies

                    Description of Business

Varco International, Inc. and its subsidiaries (the "Company") are engaged in the design, manufacture, sale and rental of tools, equipment and instrumentation used primarily in the worldwide oil and gas well drilling equipment segment of the oil service industry. The Company operates through five Divisions: Varco Systems, whose products include integrated systems for rotating and handling pipe on a drilling rig; Varco BJ, whose products include pipe handling tools, hoisting equipment and rotary equipment; M/D Totco, whose instrumentation products are used in the management of drilling operations and control of equipment; Shaffer, whose products include pressure control and motion compensation equipment and flow devices; and Rigtech, whose products are used in the handling, mixing, transport and conditioning of drilling fluids.

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

                    Short-term Investments

The Company classifies its short-term investments as available-for-sale securities and carries them at their fair value, based on currently quoted market prices. Unrealized holding gains and losses, net of tax, on securities classified as available-for-sale are carried as a separate component of shareholders' equity. Short-term investments consist of debt securities with interest rates ranging from 5% to 8%.

                    Available-for-sale securities at December 31, 1999 are as follows:

                                                           Gross
                                                      Unrealized
          (in thousands)                      Cost         Gains     Fair Value
          ---------------------------------------------------------------------
          Obligations of states and
            political divisions          $   1,265                   $    1,265
          Corporate debt securities          3,947    $       41          3,988
          ---------------------------------------------------------------------
                                         $   5,212    $       41     $    5,253
          ---------------------------------------------------------------------

The amortized cost and estimated fair value of available-for-sale securities at December 31, 1999, by contractual maturity, are as follows:

                                                                      Estimated
          (in thousands)                                    Cost     Fair Value
          ---------------------------------------------------------------------
          Due in one year or less                     $    3,213     $    3,249
          Due after one year                               1,999          2,004
          ---------------------------------------------------------------------
                                                      $    5,212     $    5,253
          ---------------------------------------------------------------------

There were no gross realized gains on sales of available-for-sale securities in 1999.

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

36   Varco International, Inc. and Subsidiaries

                    Inventories

Inventories are stated at the lower of cost or market. The Company determines the cost of inventories using the last-in, first-out ("LIFO") method.

                    Rental Equipment

Rental equipment is stated at the lower of cost or market, net of accumulated depreciation of $24,663,000 and $23,407,000 at December 31, 1999 and 1998,
respectively. Rental equipment is depreciated over estimated useful lives ranging from 3 to 7 years. The equipment is generally leased under short-term arrangements, usually not exceeding 90 days in duration. In 1998, the Company determined, as a result of market conditions, that certain M/D Totco rental equipment would not be rentable in the future. Accordingly, a special non-cash charge of $1,500,000 was incurred to write-off this rental equipment.

                    Depreciation

Depreciation is provided using the straight-line method over estimated useful lives ranging from 3 to 30 years.

                    Intangible Assets

The excess of cost over net assets of businesses acquired ("goodwill") is amortized on a straight-line basis over periods ranging from 10 to 40 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows. Included in Other Assets are other intangible assets, primarily patents, totaling $7,059,000, net of accumulated amortization of $7,943,000 at December 31, 1999, which are being amortized on a straight-line basis over estimated useful lives ranging from 5 to 17 years.

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

                    Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximated fair value as of December 31, 1999 and 1998 because of the relatively short maturity of these instruments. The carrying value of debt approximated fair value as of December 31, 1998 based upon quoted market prices for similar debt issues.

                    Foreign Currency

The Company has determined that the United States dollar is the functional currency of all its foreign subsidiaries except for Rig Technology Limited whose functional currency is the British pound sterling. Accordingly, the financial statements of most foreign operations are remeasured in terms of the United States dollar and exchange gains and losses are recognized in operations. The exchange gains in 1999 and 1997 were $1,130,000 and $264,000 respectively; exchange losses in 1998 were $994,000. Financial statements of Rig Technology Limited are translated at current rates of exchange, with gains or losses resulting from translation included in retained earnings.

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

                                 Varco International, Inc. and Subsidiaries   37

                    Comprehensive Income

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of total comprehensive income and its components in financial statements. The adoption of this statement had no effect on the Company's net earnings or total shareholders' equity for the years ended December 31, 1999, 1998 and 1997.

                    Total comprehensive income represents the net change in shareholders' equity during a period from sources other than transactions with shareholders and as such, includes net earnings. For the Company, the only other components of total comprehensive income are the changes in the cumulative foreign currency translation adjustments and unrecognized gains on available-for-sale securities.

                    Special Charge

During the fourth quarter of 1999, the Company adopted a plan to restructure all of its Divisions' operations consistent with the current market conditions and recognized a $5,655,000 special charge consisting primarily of cash severance cost for 528 employees. The Company spent $1,870,000 of this charge in 1999 and expects to spend substantially all of the remaining cost in 2000. This special charge was partially offset by the unused portion of $1,095,000 of the 1998 special charge.

                    In 1998 the Company recognized an $8,500,000 special charge consisting of the following: severance cost for 1,100 employees of $6,100,000; a non-cash write-off of rental equipment of $1,500,000; and an allowance for abandoned leases and other obligations of $900,000. At the termination of the plan, severance for 752 employees totaling $5,185,000 had been incurred. The Company has spent $5,905,000 of the total cash portion of this charge. With the adoption of the 1999 restructure plan, the Company terminated the 1998 plan and used the unused portion, $1,095,000, to reduce the 1999 special charge.

                    Reclassification

Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform with current year classification.

                    note b.

                              inventories

Inventories classified as current assets consist of the following:

          December 31, (in thousands)                         1999        1998
          ---------------------------------------------------------------------
          Raw materials                                 $    4,118   $    5,806
          Work in process                                   14,625       50,684
          Finished goods                                    61,030      109,581
          Excess of current cost over LIFO value           (11,962)     (13,659)
          ---------------------------------------------------------------------
                                                        $   67,811   $  152,412
          =====================================================================

In 1999 LIFO layers of preceding years were reduced which decreased cost of goods sold by $1,698,000 in 1999. A portion of the Company's inventory is not expected to be sold or used within one year and, accordingly has been reclassified as Other Assets. The amount of inventory estimated to exceed one year's usage was $6,500,000 and $7,500,000 at December 31, 1999 and 1998,
respectively.

                    note c.

                              property, plant and equipment

Property, plant and equipment consist of the following:

                                                                       Estimated
                                                                    Useful Lives
          December 31, (in thousands)                1999      1998      (Years)
          ----------------------------------------------------------------------
          Land ........................          $  2,718  $  2,726
          Building and improvements ...            38,341    34,683         3-30
          Machinery and equipment .....            95,604    94,463         5-12
          Furniture and fixtures ......            28,423    28,215         3-5
          Autos and trucks ............               931     1,173         3-5
          ----------------------------------------------------------------------
                                                  166,017   161,260
          Less accumulated depreciation            81,685    71,263
          ----------------------------------------------------------------------
                                                 $ 84,332  $ 89,997
          ======================================================================

38   Varco International, Inc. and Subsidiaries
                    note d.

                                 income taxes

Significant components of the Company's deferred tax liabilities and assets are as follows:

          December 31, (in thousands)                         1999      1998
          ------------------------------------------------------------------
          Deferred tax liabilities:

          Tax over book depreciation                       $ 4,074   $ 3,105

          Deferred tax assets:

          Intercompany profit elimination                    3,160     5,322
          Postretirement benefit obligation                  2,929     2,819
          Allowance for loss on sale of assets               2,021     2,021
          Allowance for warranty cost                        1,903     2,094
          Accruals                                           1,851     3,599
          Allowance for excess inventory                     1,546     2,623
          Other                                                340     2,994
          ------------------------------------------------------------------
          Total deferred tax assets                         13,750    21,472
          Net deferred taxes                               $ 9,676   $18,367
          ==================================================================
          Current deferred tax assets                      $ 7,085   $15,244
          Noncurrent deferred tax assets and liabilities     2,591     3,123
          ------------------------------------------------------------------
          Net deferred taxes                               $ 9,676   $18,367
          ==================================================================

United States and foreign income before income taxes and the components of income tax expense are as follows:

          December 31, (in thousands)          1999          1998          1997
          ---------------------------------------------------------------------
          Income before income taxes:

          U.S.                           $   39,993    $   74,361    $   59,279
          Foreign                            17,953        16,796        17,417
          ---------------------------------------------------------------------
                                         $   57,946    $   91,157    $   76,696
          ---------------------------------------------------------------------

Income tax expense (benefit):

          December 31, (in thousands)               1999        1998       1997
          ---------------------------------------------------------------------
          Current:

          U.S.                                 $   5,108   $  28,824  $  21,340
          Foreign                                  6,728       6,708      5,577
          State                                      891       2,231      1,146
          Utilization of net operating losses
            and credits                           (1,019)     (1,509)    (1,099)
          Tax benefits credited to paid-in
            capital                                  582       1,246      3,206
          ---------------------------------------------------------------------
                                                  12,290      37,500     30,170
          Deferred:

          U.S.                                     8,857      (6,681)    (4,448)
          Foreign                                   (166)                 1,099
          ---------------------------------------------------------------------
                                               $  20,981   $  30,819  $  26,821
          ---------------------------------------------------------------------



                                  Varco International, Inc. and Subsidiaries  39

Differences between the Company's income tax expense and an amount calculated utilizing the federal statutory rate are as follows:

          December 31, (in thousands)                    1999         1998         1997
          -----------------------------------------------------------------------------
          At federal statutory rate                 $  20,281    $  31,905    $  26,844

          Increases (reductions) in taxes:

          Change in valuation allowance                             (3,206)
          FSC benefit                                    (545)      (1,788)      (2,069)
          State taxes, net of federal benefit             579        1,450          745
          Tax impact of non-deductible expenses           853          877          772
          Tax rate differential on foreign earnings
            and losses recorded without tax benefit       444          829          519
          Other                                          (631)         752           10
          -----------------------------------------------------------------------------
          Total tax provision                       $  20,981    $  30,819    $  26,821
          -----------------------------------------------------------------------------

Income taxes paid net of refunds received in 1999, 1998, and 1997 were $20,450,000, $36,623,000, and $24,393,000, respectively.

     The Company is currently under examination by the Internal Revenue Service for the years ended December 31, 1996 and 1995. Management believes that the resolution of this examination will not have a material adverse effect on the Company's financial position or results of operations.

                    note e.

                                long-term debt

The Company has a seven-year unsecured revolving credit agreement, dated June 27, 1997, with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. Advances under the Credit Agreement bear interest at either a prime rate minus .25% or a rate based on the Eurodollar Market. The Credit Agreement requires a commitment fee (currently equal to .175% of the unused portion of the credit facility), restricts additional borrowings if minimum asset levels are not met and contains restrictive covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings and capital expenditures, and restrictions on distribution of cash or other property. At December 31, 1999, there were no advances outstanding and $4.4 million in letters of credit outstanding under this facility.

     The Credit Agreement restricts the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis. At December 31, 1999, the amount available for dividends and repurchases under the Credit Agreement was $37.3 million.

     Interest paid during 1999, 1998 and 1997 was $630,000, $1,698,000, and
$3,664,000, respectively.

                    note f.
                             shareholders' equity

The Varco 1980 Employee Stock Purchase Plan permits the Company's employees to purchase Common Stock at a price equal to 85% of its fair market value at the beginning or end of a six-month plan period. As of December 31, 1999, 2,899,527 shares have been sold under this plan with a maximum of 4,000,000 shares available for sale under this plan.

     The Varco International, Inc. Stock Bonus Plan (the "Bonus Plan") authorizes the Compensation Committee of the Board of Directors to award additional compensation to selected key employees of the Company in the form of stock awards payable in shares of Common Stock of the Company to a maximum of 2,000,000 shares. Through December 31, 1999, 958,601 shares have been granted and issued to key employees under the Bonus Plan.

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


40  Varco International, Inc. and Subsidiaries

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

              Stock option activity for the plans was as follows:

                                            1999                 1998                  1997
          -------------------------------------------------------------------------------------------------
                                                 weighted                weighted                  weighted
                                                  average                 average                   average
                                                 exercise                exercise                  exercise
                                      options       price      options      price      options        price
          -------------------------------------------------------------------------------------------------
          Outstanding at
            beginning of year       2,481,145     $  8.53    2,324,724    $  6.15    2,587,968     $   3.80
          Granted                     627,936        9.01      406,861      20.47      557,502        13.25
          Exercised                   256,780        3.00      200,152       4.93      790,386         3.40
          Cancelled                    82,390        9.07       50,288       9.51       30,360         7.54
          -------------------------------------------------------------------------------------------------
          Outstanding at
            end of year             2,769,911    $   9.06    2,481,145    $  8.53    2,324,724     $   6.15
          -------------------------------------------------------------------------------------------------
          Exercisable at
            end of year             1,524,510                1,201,444                 803,788
          =================================================================================================

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                  Options Outstanding                            Options Exercisable
         -----------------------------------------------------------------------------------------------------------
                                                     Weighted Average      Weighted                         Weighted
                                                            Remaining       Average                          Average
                                               Number     Contractual      Exercise           Number        Exercise
          Range of Exercise Prices        Outstanding     Life(Years)         Price      Exercisable           Price
          ----------------------------------------------------------------------------------------------------------
          $2.28 to $4.625                     760,750            3.96      $   3.19          689,349       $    3.21
          $5.25 to $8.375                   1,051,513            7.58          6.92          357,038            5.67
          $10.4375 to $12.9688                605,298            7.67         12.52          275,922            8.84
          $18.672 to $23.1875                 352,350            7.97         22.16          202,201           21.40
          ----------------------------------------------------------------------------------------------------------
          $2.28 to $23.1875                 2,769,911            6.65     $    9.06        1,524,510       $    7.88
          ==========================================================================================================

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock based compensation plans. Accordingly, no compensation expense has been recognized for its stock option plans and its stock purchase plan. The compensation cost that has been charged against income for its stock bonus plan was $1,007,000, $985,000 and $1,549,000 for the years 1999, 1998 and 1997 respectively. Had compensation costs for the Company's stock option plans and stock purchase plan been determined based upon fair value at the grant date under these plans, the Company's net income and income per share would have been reduced to the pro forma amounts shown below:

                                                  1999              1998              1997
          --------------------------------------------------------------------------------
          Net income - as reported        $ 36,965,000      $ 60,338,000      $ 49,875,000
          Net income - pro forma            34,451,000        58,136,000        48,574,000
          As reported -
           Basic income per share         $        .57      $        .94      $        .78
           Diluted income per share                .56               .92               .76
          Pro forma -
           Basic income  per share        $        .53      $        .90      $        .76
           Diluted income per shares               .52               .89               .74

                                  Varco International, Inc. and Subsidiaries  41

The fair value of shares is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions.

                                                             1994
                                    1990 Stock     Directors'Stock        1980 Stock
                                   Option Plan         Option Plan     Purchase Plan
          --------------------------------------------------------------------------
          Expected life (years)              6                   3                .5
          Risk-free interest rate
               1999                        6.5%                6.3%              5.7%
               1998                        5.9%                6.5%              5.0%
               1997                        6.3%                6.0%              5.2%
            Volatility
               1999                         67%                 67%               67%
               1998                         48%                 48%               48%
               1997                         45%                 45%               45%

For the options granted during 1999, 1998 and 1997, the weighted-average fair value at date of grant was $5.65, $10.65, and $6.05 per option, respectively. The weighted-average fair value at date of grant for stock purchase shares during 1999, 1998 and 1997 was $2.21, $1.21 and $2.35 per share, respectively. The discounted value of the stock purchase plan shares granted in 1999, 1998 and 1997, using the Black-Scholes option-pricing model, was $344,000, $465,000 and $277,000, respectively. At December 31, 1999, the Company had reserved 5,723,643 shares of Common Stock for future issuance in connection with the four stock-based compensation plans.

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

                    note g.

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

42 Varco International, Inc. and Subsidiaries

          Approximate minimum annual rental payments under noncancellable operating leases as of December 31, 1999 are as follows:

          (in thousands)    Real Estate     Equipment      Total
          --------------------------------------------------------
          2000              $     1,923     $   2,572     $  4,495
          2001                    1,456         1,458        2,914
          2002                    1,257           545        1,802
          2003                    1,111           182        1,293
          2004                    1,111             2        1,113
          Thereafter              5,073             2        5,075
          --------------------------------------------------------
                            $    11,931     $   4,761     $ 16,692
          --------------------------------------------------------


Rent expense amounted to $7,639,000,  $8,867,000, and $6,696,000 for 1999, 1998,
and 1997, respectively.

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

          note h.

                    benefit plans

          The Company has a contributory profit sharing plan covering eligible U.S. employees and certain foreign employees with more than one year's service. Under the plan, the Company contributes from 2% to 20% of its net income (as defined) at the discretion of the Board of Directors. The total contribution may not exceed the maximum amount allowable for income tax purposes. Contributions to the plan amounted to $4,600,000, $6,500,000 and $5,000,000, for 1999, 1998
and 1997, respectively. In 1993, the Company amended its Profit Sharing Plan to designate a portion of profit sharing contributions for retiree healthcare and life insurance benefits for certain eligible employees retiring after December 31, 1993. In 1995 the plan was further amended to include an employer matching contribution. The Company's matching contribution amounted to $1,043,000 $1,084,000, and $831,000 in 1999, 1998 and 1997, respectively. The Company also has a supplemental defined benefits plan providing retirement and death benefits for a number of key employees. The plan is unfunded and the net pension liability was $3,623,000 and $3,396,000 at December 31, 1999 and 1998,
respectively. Expense under the plan was $770,000, $723,000 and $652,000 in 1999, 1998, and 1997, respectively.

          For certain former employees who retired prior to December 31, 1993, healthcare and life insurance benefits are provided through insurance companies. In 1993 the Company adopted FASB Statement No. 106, "Accounting for Postretirement Benefits Other Than Pensions." The transition obligation is being amortized over 20 years.

          The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 8.5% for 1999 and is assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1999, by $872,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1999 by $59,000.

          The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 6.75% at December 31, 1999 and 1998, respectively.

Net periodic postretirement benefit cost includes the following components:

     Year ended December 31, (in thousands)       1999       1998       1997
     -----------------------------------------------------------------------
     Interest cost                             $   669     $  723    $   856
     Amortization of transition obligation         763        763        763
     Amortization of (gain)                       (534)      (513)      (378)
     -----------------------------------------------------------------------
                                               $   898     $  973    $ 1,241
     -----------------------------------------------------------------------

The following table sets forth the change in benefit obligation of the Company's postretirement benefit plan:

     December 31, (in thousands)                           1999         1998
     -----------------------------------------------------------------------
     Changes in benefit obligation
      Benefit obligation at beginning of year          $ 10,356     $ 10,758
      Interest cost                                         669          723
      Benefits paid                                        (813)        (721)
      Actuarial loss (gain)                                 422         (404)
     -----------------------------------------------------------------------
     Benefit obligation at end of year                 $ 10,634     $ 10,356
     Funded status                                     $(10,634)    $(10,356)
     Unrecognized actuarial (gain)                       (6,170)      (7,126)
     Unrecognized transition obligation                   9,906       10,669
     -----------------------------------------------------------------------
     Accrued postretirement benefit obligation         $ (6,898)    $ (6,813)
     -----------------------------------------------------------------------

The Company has an Executive Management Savings Plan and a Directors Saving Plan (the "Plans") which permit eligible executives and the Company's non-employee directors to defer a portion of their compensation. Participants in the Plans may also participate in the Company's "split-dollar" life insurance program pursuant to which the Company will purchase a life insurance policy for a premium equal to the amounts deferred plus any additional amount required to provide a minimum death benefit. Amounts payable to a participant under the Plans are offset by any benefits paid under the participant's life insurance policy. The life insurance policies are intended to provide security for the payment of benefits under the Plans.

                note i.

                         selected quarterly financial data (unaudited)

     (in thousands except per share data)    1stQuarter       2ndQuarter      3rdQuarter    4thQuarter
     -------------------------------------------------------------------------------------------------
     1999
     Revenues                                $       152,168  $  155,877      $  140,400    $  144,307
     Gross profit                                     47,321      45,605          43,744        37,604
     Special charge                                                                              4,560
     Income before income taxes                       18,145      16,566          15,634         7,601
     Income taxes                                      6,411       5,402           5,304         3,864
     Net income                                       11,734      11,164          10,330         3,737
     Basic income per share                              .18         .17             .16           .06
     Diluted income per share                            .18         .17             .16           .06

     1998
     Revenues                                $       150,191  $  197,211      $  193,985    $  199,592
     Gross profit                                     54,695      67,313          59,445        57,579
     Special charge                                                                              8,500
     Income before income taxes                       22,760      29,997          22,574        15,826
     Income taxes                                      7,775      10,268           7,610         5,166
     Net income                                       14,985      19,729          14,964        10,660
     Basic income per share                              .23         .31             .23           .16
     Diluted income per share                            .23         .30             .23           .16

               note j.
                         business segment and geographic information

The Company has five reportable segments-its five Divisions described in note a. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that certain expenses, such as interest, amortization of certain intangibles, special charges and general corporate expenses are not allocated to the Divisions. In addition, certain assets including cash and cash equivalents, short-term investments, deferred taxes, and certain intangible assets are held at Corporate.

          Intersegment sales are recorded at the selling Division's cost plus profit which is calculated as a fixed percentage mark-up on cost.

          The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes, and each Division has its own President that reports directly to the Chief Operating Officer of the Company.

          Selected financial information for the Company's reportable segments for the years ended December 31, 1999, 1998 and 1997 follows:

     (in thousands)           Varco Systems       Varco BJ        M/D Totco      Shaffer        Rigtech         Total
     -----------------------------------------------------------------------------------------------------------------
     1999
     Revenues from
        external customers     $   200,556        $ 66,006        $ 69,540      $ 237,036      $  16,589     $ 589,727
     Intersegment revenues           1,431             170           2,466                                       4,067
     Depreciation and
        amortization                 8,314           2,085           5,476          5,505            895        22,275
     Segment income (loss)          41,634          16,006             619         20,022         (3,279)       75,002
     Segment assets                 94,978          30,932          75,776        128,624         24,099       354,409
     Expenditures for
        long-lived assets            5,051           1,111             199          2,558          3,301        12,220

     1998
     Revenues from
        external customers     $   266,776        $ 95,959        $ 94,639      $ 256,238      $  21,273     $ 734,885
     Intersegment revenues           2,798             285           5,429                                       8,512
     Depreciation and
        amortization                 6,851           1,488           5,980          6,611            959        21,889
     Segment income (loss)          64,668          24,678           9,061         19,574           (222)      117,759
     Segment assets                141,309          58,372          81,905        178,947         21,864       482,397
     Expenditures for
        long-lived assets           15,544           5,758           5,156          3,729          5,082        35,269

     1997
     Revenues from
        external customers     $   165,510        $ 68,931        $ 90,601      $ 206,483      $  13,372    $  544,897
     Intersegment revenues           3,372             320           3,399                            41         7,132
     Depreciation and
        amortization                 5,499           1,101           5,488          3,789            859        16,736
     Segment income                 36,272          15,966          20,054         27,102            785       100,179
     Segment assets                114,695          47,504          89,036        151,985         17,735       420,955
     Expenditures for
        long-lived assets           11,429           3,086           3,731         16,467            408        35,121

                                  Varco International, Inc. and Subsidiaries  45

The following reconciles segment income to consolidated income before income taxes and segment assets and depreciation and amortization to consolidated assets and consolidated depreciation and amortization.

     (in thousands)                          1999          1998       1997
     -----------------------------------------------------------------------
     Income
     Segment income                       $  75,002     $ 117,759   $100,179
     Elimination of intercompany profit        (966)       (1,952)    (1,558)
     Unallocated amounts:
     Corporate and other expenses           (10,785)      (14,327)   (18,261)
     Special charge                          (4,560)       (8,500)
     Interest expense                          (745)       (1,823)    (3,664)
     -----------------------------------------------------------------------
     Income before income taxes           $  57,946     $  91,157   $ 76,696
     -----------------------------------------------------------------------

     Assets
     Total assets for reportable segments $ 354,409     $ 482,397   $420,955
     Assets held at Corporate               105,276        64,523     50,174
     -----------------------------------------------------------------------
     Total assets                         $ 459,685     $ 546,920   $471,129
     -----------------------------------------------------------------------

     Depreciation and amortization
     Depreciation and amortization
        for reportable segments           $  22,275     $  21,889   $ 16,736
     Other                                      774           232        235
     -----------------------------------------------------------------------
     Total depreciation and amortization  $  23,049     $  22,121   $ 16,971
     -----------------------------------------------------------------------

Information about the Company's revenue and long-lived assets by geographical area for 1999, 1998 and 1997 are as follows:

     (in thousands)                          1999          1998       1997
     -----------------------------------------------------------------------
     Geographic Area Revenue
     United States                        $ 311,577     $ 340,536   $240,706
     United Kingdom                          41,819        53,838     52,705
     Brazil                                  28,046        68,123     26,945
     Singapore                               22,887        33,575     32,198
     Rest of World                          185,398       238,813    192,343
     -----------------------------------------------------------------------
     Total Revenue                        $ 589,727     $ 734,885   $544,897
     -----------------------------------------------------------------------

     Geographic Area-Long-Lived Assets
     United States                        $  93,557     $ 100,981   $100,115
     United Kingdom                          19,571        16,370     13,488
     Netherlands                             10,428        11,664      8,243
     Singapore                                2,948         3,203      1,918
     Rest of World                            2,164         2,730      2,920
     -----------------------------------------------------------------------
     Total Long-Lived Assets              $ 128,668      $134,948   $126,684
     -----------------------------------------------------------------------

During 1999 sales to three customers were $83,899,000, $83,306,000, and $68,088,000. During 1998 sales to two customers were $122,010,000 and $100,304,000. There were no sales to a single customer in 1997 in excess of 10% of total sales.

46 Varco International, Inc. and Subsidiaries report of independent auditors

Shareholders and Board of Directors
Varco International, Inc.

We have audited the accompanying consolidated balance sheets of Varco International, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varco International, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                       /s/ Ernest & Young LLP

Orange County, California
February 8, 2000
stock information

                       Price Range of Varco Common Stock

The following table sets forth for the periods indicated the high and low sale prices per share of Common Stock reported by the New York Stock Exchange. There were 2,465 holders of record of the Common Stock as of the close of business on February 23, 2000.

                     High      Low                           High     Low

     1999                                  1998

     First Quarter   12 15/16  7           First Quarter     28       15 1/4
     Second Quarter  12 11/16  8 11/16     Second Quarter    32 3/16  18 13/16
     Third Quarter   14 1/4    9 9/16      Third Quarter     21 3/8   7 1/8
     Fourth Quarter  12 5/8    9 1/4       Fourth Quarter    13 3/8   5 7/16

                                Dividend Policy

The payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock are restricted by Varco's revolving Credit Agreement with three financial institutions. Under the revolving Credit Agreement, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5,000,000 plus 25% of Varco's consolidated net income arising after June 30, 1997, computed on a cumulative basis. At December 31, 1999, the amount available for dividends and repurchases under the Credit Agreement was $37,256,000. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

          The Company has not paid a dividend on the Common Stock since 1982, and the Board of Directors presently has no plans to resume the payment of dividends.

                          Annual Report on Form 10-K

The Company's Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission, is available by writing to Donald L. Stichler, Vice-President, Controller-Treasurer and Secretary, Varco International, Inc., 743 North Eckhoff Street, Orange, California 92868.

                                 Common Stock

The Company's Common Stock is traded on the New York Stock Exchange under the symbol VRC.

                          Transfer Agent & Registrar

Harris Trust Company of California
Los Angeles, California

                                    e-mail

investor-relations@varco.com

                                   web site

http://www.varco.com

Corporate Headquarters

Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
(714) 978-1900

Operating Units

M/D Totco
1200 Cypress Creek Road
Cedar Park, Texas 78613
(512) 340-5000

Shaffer
12950 West Little York
Houston, Texas 77041
(713) 937-5000

Rigtech
Badentoy Crescent
Badentoy Park
Portlethen
Aberdeen,
Scotland AB12 4YD

Varco BJ
Nijverheidsweg 45
4879 AP Etten-Leur
The Netherlands
and
12950 West Little York
Houston, Texas 77041
(713) 937-5500

Varco Systems
743 North Eckhoff Street
Orange, California 92868
(714) 978-1900


Independent Accountants

Ernst & Young LLP
Orange County


General Counsel

Pircher, Nichols &
Meeks
Los Angeles

Board of Directors

George Boyadjieff
Chairman of the Board
and Chief Executive Officer
of the Company

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

James D. Woods+
Chairman Emeritus
of Baker Hughes
Incorporated

 * Member of the Audit Committee
 + Member of the Compensation Committee


Officers

Varco International, Inc.

George Boyadjieff
Chairman of the Board
and Chief Executive Officer

Michael W. Sutherlin
President and
Chief Operating Officer

Wallace K. Chan
Vice President -- Finance
and Chief Financial Officer

Robert J. Gondek
Vice President

Richard A. Kertson
Vice President -- Finance
and Chief Financial Officer
--Retired

Mark A. Merit
Vice President

Roger D. Morgan
Vice President

Donald L. Stichler
Vice President
Controller -- Treasurer
and Secretary

Varco Systems

Roger D. Morgan
President

Brian L. Eidem
Vice President --
Product Development

Maurice E. Jacques
Senior Vice President --
Marketing

Andrew P. Lesko
Vice President --
Service and Training

Jama K. Meyer
Vice President --
Manufacturing and
Information Technology

Michael Williams
Vice President -- Sales

Dennis E. Yenzer
Vice President --
Product Engineering

Varco BJ

James Gregory Renfro
President

Robert R.D. deVries
Vice President --
Sales and Marketing

David B. Mason
Vice President --
Product Development

Rob C. Voesenek
Vice President -- Finance

M/D Totco
Robert J. Gondek
President

Ellis Greg Hottle
Vice President -- Sales

James P. Lawler
Vice President --
V-ICIS Installation

Gregory A. Martin
Vice President --
Rig Instrumentation

Charles A. Shamburg
Vice President -- Finance

Terry L. Tarvin
Vice President --
North American Operations

Keith A. Womer
Vice President --
Research and Development

Shaffer

Mark A. Merit
President

Thomas E. Bishop
Vice President --
Sales and Service

E. J. Devine
Vice President -- Finance

Tri C. Le
Vice President --
Engineering

Reid V. Nuttall
Vice President --
Information Technology

David L. O'Donnell
Vice President --
Quality Assurance

Mark D. Galagaza
Vice President --
Manufacturing

Rigtech


Dietmar Neidhardt
President

Add to spine

varco international, inc 1999 annual report

Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868